Form 20-F
period 2010-12-31
D. MEDICAL INDUSTRIES LTD.
filed 2011-06-13
CIK 1487525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter)

D. Medical Industries Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

3 HaSadna St., Tirat-Carmel 39026, Israel
(Address of principal executive offices)

Amir Loberman, +972-73-2507100, +972-4-8500297, info@springnow.com
3 HaSadna St., Tirat-Carmel 39026, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal par value NIS 0.32 per share	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,784,006 ordinary shares, NIS 0.32 nominal par value per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer  ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financing Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

- i -

Introduction

In this Annual Report, the “Company”, “D. Medical”, “we” or “our” refers to D. Medical Industries Ltd. and its subsidiaries Spring Health Solutions Ltd.(“Spring Health Solutions”), G-Sense Ltd. (“G-Sense”), Spring-Set Health Solutions Ltd. (“Spring-Set Health Solutions”), NextGen Biomed Ltd. (“NextGen”), Sindolor Holdings Ltd., (“Sindolor Holdings”), and Sindolor Medical Ltd. (“Sindolor Medical”).

Our Functional Currency

Unless otherwise indicated, all amounts herein are expressed in New Israeli Shekels. The term “NIS” refers to new Israeli Shekels, and the terms “dollar,” “US$” or “$” refer to U.S. dollars. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F are translated using the rate of NIS 3.549 to US$1.00, the representative rate of exchange as of December 31, 2010, as published by the Bank of Israel.

Reverse Stock Split

Unless otherwise indicated, we have adjusted all of the numbers and prices relating to our ordinary shares in this annual report on Form 20-F to reflect a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. See “Item 4.A. History and Development of the Company—Reverse Stock Split.”

Amendment no. 16 to the Companies Law

On March 7, 2011, Amendment no. 16 to the Israeli Companies Law, 1999 (“the Companies Law”), or Amendment 16, was enacted by the Israeli Knesset. Amendment 16, which has  come into effect on May 14, 2011 (excluding certain provisions which will come into effect on September 14, 2011), places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third, which is the current requirement of the Companies Law prior to Amendment 16) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%, which is the current requirement of the Companies Law prior to Amendment 16) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third, which is the current requirement of the Companies Law prior to Amendment 16) of the shares held by shareholders who are not controlling shareholders or having a personal interest in the appointment attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%, which is the current requirement of the Companies Law prior to Amendment 16) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an external director; (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 in its entirely has already come into effect.

- ii -

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to the expected growth and development of the diabetes and drug delivery market; our ability to successfully commercialize our products; the cost-effectiveness of our spring-based design; our reliance on commercializing a limited number of products; our current dependence on a limited number of distributors and expectations as to any increase in the amount and proportion of our revenues; our ability to scale our operations to meet anticipated demand for our products; our expectations as to regulatory requirements and approvals for our current and future products; our expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities; clinical data we expect to accumulate in order to support the efficacy our products; our ability to protect our intellectual property and avoid infringing others’ intellectual property; our estimates of future performance, market acceptance of our products, sales, gross margin, expenses (including stock-based compensation expenses) and material costs; our ability to utilize current reimbursement and insurance coverage patterns; our ability to meet anticipated cash needs based on our current business plan; our ability to achieve research and development milestones and targets and to complete the development of our next generation products; and our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” starting on page 3 and elsewhere herein.

- iii -

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

3A.           SELECTED FINANCIAL DATA

The following tables present our summary consolidated statements of comprehensive loss for the four years ended December 31, 2010 and our summary consolidated statements of financial position as of December 31, 2010. Our summary consolidated statements of comprehensive loss for the three years ended December 31, 2010, and our summary consolidated statements of financial position as of December 31, 2009 and December 31, 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The consolidated selected financial data and our summary consolidated statements of financial position as of December 31, 2008 and December 31, 2007, have been derived from other consolidated financial statements not included in this annual report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers for the year ended December 31, 2007, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented as of December 31, 2010, translated using the rate of NIS 3.5490 to $1.00, the representative rate of exchange on December 31, 2010, as published by the Bank of Israel.

Consolidated Statements of Comprehensive Loss

	Year ended December 31
	2010	2010	2009	2008	2007
	Convenience translation into US$ (Note 1(c))	NIS
CONTINUING OPERATIONS:	(In thousands, except per share information)
Sales	356	1,264	368	—	—
Cost of sales	2,560	9,085	657	—	—

Gross loss	2,204	*7,821	289	—	—
Research and development expenses, net	3,973	14,100	13,193	**14,658	**8,759
Selling and marketing expenses	834	2,962	698	—	—
General and administrative expenses	3,202	11,365	5,563	**3,045	**2,720
Other (income) expenses, net	(244)	(867)	(714)	3,193	441

Operating loss	9,969	35,381	19,029	20,896	11,920

Registration costs	1,704	6,049	—	—	—
Finance income	(81)	(287)	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	696	2,469	(244)	(7,950)	10,358
Finance costs	643	2,282	473	1,287	1,020

Finance (income) costs, net	1,258	4,464	(14)	(7,698)	10,807

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	12,931	45,894	19,015	13,198	22,727

ATTRIBUTABLE TO:
Owners of the parent	12,038	42,726	18,435	10,040	20,744
Minority interest	893	3,168	580	3,158	1,983

	12,931	45,894	19,015	13,198	22,727

LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
Basic and Diluted	1.83	6.49	3.89	2.41	5.87

*
The 2010 amount of gross loss for the year ended on December 31, 2010 has been corrected for a typographical error from our previously published financial statements included in a Form 6-K posted on April 17, 2011.

**	Reclassified (2007–75,000 NIS and 2008–147,000 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position

	Year ended December 31,
	2010	2010	2009	2008	2007
	Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
Cash and cash equivalents	9,885	35,085	24,388	17,503	21,645
Working capital	10,336	36,687	22,435	18,412	20,895
Intangible assets, net	3,805	13,505	14,482	11,356	6,635
Total assets	17,353	61,587	43,165	33,472	39,136
Provision for royalties to the Israeli Office of the Chief Scientist	1,475	5,236	4,048	3,193	-
Total liabilities	3,437	12,199	13,832	8,895	21,891
Accumulated losses	(52,456)	(186,168)	(143,442)	(125,007)	(114,967)
Total equity	13,916	49,388	29,333	24,577	17,245

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.437 to the dollar on May 31, 2011. The high and low exchange rates between the NIS and the U.S. dollar during the six months from December 2010 through May 2011, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =
May 2011	3.538 NIS	3.377 NIS
April 2011	3.473 NIS	3.395NIS
March 2011	3.635 NIS	3.481NIS
February 2011	3.713 NIS	3.602 NIS
January 2011	3.710 NIS	3.528 NIS
December 2010	3.665 NIS	3.549 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years and during the first five months of 2011, was as follows:

Period	Exchange Rate
January 1, 2011 – May 31, 2011	3.545 NIS/$1
January 1, 2010 – December 31, 2010	3.730 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1
January 1, 2006 – December 31, 2006	4.456 NIS/$1

3B.          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.          RISK FACTORS

Risks Related to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations as a medical device company in late 2004. We incurred net losses of approximately NIS 46 million (approximately US$13 million) in 2010, approximately NIS 19 million (approximately US$5.4 million) in 2009 and approximately NIS 13.2 million (approximately US$3.7 million) in 2008. As of January 1, 2011, our accumulated deficit was approximately NIS 187 million (approximately US$53 million).

Our losses could continue for the foreseeable future as we expand our commercialization efforts for our products, increase our marketing and selling expenses and continue to invest in research and development. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.

Since commencing our operations as a medical device company, we have focused on the research and development of our products and have a limited operating history. We have only recently commenced sales of our Spring Adi Delivery System and Spring Universal Infusion Sets in Poland, the Netherlands, Greece, Sweden, and Czech Republic. We are also parties to distribution agreements in Italy, China and Mexico, where sales are pending regulatory approvals. Our other products are in various stages of research and development. We may not succeed in generating significant revenues and the future success of our business cannot be determined at this time. In addition, we have very limited experience in commercializing our products and face a number of challenges with respect to our commercialization efforts, including, among others:

•	we may not have adequate financial or other resources;
•
we may fail to obtain or maintain regulatory approvals for our products in our target markets or may face adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;
•	we may not be able to establish adequate sales, marketing and distribution channels;
•	healthcare professionals and patients may not accept our products;
•	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;
•	technological breakthroughs in diabetes monitoring, treatment and prevention may reduce the demand for our products;
•	changes in the market for insulin pumps, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;
•	third-party payors may not agree to reimburse providers or patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;
•	uncertainty as to market demand may result in inefficient pricing of our products;
•	we may fail to achieve our goals in our research and development activities;
•	we may face third party claims of intellectual property infringement; and
•	we are dependent upon the results of ongoing clinical studies relating to our products and the products of our competitors.

The occurrence of any one or more of these events may limit our ability to successfully commercialize our products, which in turn could prevent us from generating significant revenues and could harm our business, financial condition and results of operations.

We expect to derive substantially all of our revenues in the near future from sales of a few products and our inability to successfully commercialize these products, or any subsequent decline in demand for these products, could severely harm our ability to generate revenues and become profitable.

We currently rely solely on the successful commercialization of our Spring Adi Pump, Spring Universal Infusion Sets (and, when ready for commercialization, the Spring Hybrid Patch Pump) to generate revenues and, consequently, we are vulnerable to fluctuations in demand for these products. Fluctuations in demand may be due to many factors, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;
•	development of similarly cost-effective insulin pumps by our competitors;
•	development delays of our information technology platform that will allow physicians and patients to download and manage information regarding the use of our insulin pumps;
•	technological innovations in diabetes monitoring, treatment and prevention;
•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not;
•	changes in regulatory policies toward insulin pumps;
•	changes in regulatory approval or clearance requirements for our products;
•	third party claims of intellectual property infringement; and
•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors for these products.

In addition, the demand for our Spring Universal Infusion Sets may also be adversely affected by the following factors:

•	increases in market acceptance of insulin patch pumps, which do not require infusion sets; and
•	adverse responses from certain of our competitors to the offering of our Spring Universal Infusion Sets as a generic device that is compatible with their pumps.

If we are unable to successfully commercialize our Spring Adi Pump and Spring Universal Infusion Sets, or if demand for these products declines, our business and ability to generate revenues could be severely harmed.

We may require additional funding in order to complete the commercialization of our Spring Adi Pump and Spring Universal Infusion Sets and the development and commercialization of our other products under development.

Our current operations have consumed substantial amounts of cash. We expect that we will need to continue to spend substantial amounts in order to complete the commercialization of our Spring Adi Pump and Spring Universal Infusion Sets and the development of our Spring Hybrid Patch Pump and combined continuous glucose monitoring and insulin pump device. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to commercialize our Spring Adi Pump and Spring Universal Infusion Sets at the rate we desire and we may have to delay development or commercialization of our other products. Alternatively, we may be required to license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize on our own. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our business, financial condition and results of operations.

If we do not effectively manage our growth, our ability to increase sales and cash flow will be limited and we may not become profitable.

We have only recently begun to commercialize our Spring Adi Pump and Spring Universal Infusion Sets. If the commercialization of these and our other future products is successful, our business will need to grow. Continued growth would subject us to numerous challenges, including, among others:

•	implementing appropriate operational and financial systems and controls;
•	expanding our manufacturing capacity and scaling up production;
•	expanding our sales and marketing capabilities;
•	managing our international operations effectively;
•	providing adequate training and supervision to maintain high quality standards; and
•	preserving our culture and values.

In addition, our expected growth will continue to place additional significant demands on our management and our financial and operational resources. If we are unable to manage our growth, our business, financial condition and results of operations could be harmed.

If healthcare professionals do not recommend our products to their patients, our products may not achieve market acceptance and we may not become profitable.

Diabetes patients are generally referred by their healthcare professional to a specified device and insulin pumps are usually purchased by prescription. If healthcare professionals, including physicians and diabetes educators, do not recommend or prescribe our products to their patients, our products may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our products by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our products until, among others:

•	there is sufficient long-term clinical evidence to convince them to alter their existing treatment methods and device recommendations;
•	there are recommendations from other prominent physicians, diabetes educators and/or diabetes associations that our products are safe and effective;
•	we obtain favorable data from clinical studies for our products;
•	reimbursement or insurance coverage from third party payors is available; and
•	they become familiar with the complexities of an insulin pump.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our products. Since we have only begun to commercialize our products, long-term clinical evidence is not yet available. Even if favorable data is obtained from clinical studies for our products, there can be no assurance that prominent physicians, diabetes educators and/or diabetes associations would endorse our products or that future clinical studies will continue to produce favorable data regarding our products. In addition, prolonged market experience may also be a pre-requisite to reimbursement or insurance coverage from third-party payors. If our products do not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and we may not become profitable.

In the event that we are not successful in penetrating the markets of the BRIC countries and Mexico, we will not be able to implement a key component of our current growth strategy.

Our current growth strategy depends to a large extent on our ability to successfully commercialize our products in the BRIC countries (Brazil, Russia, India and China) and Mexico. However, we have limited experience in penetrating markets, in general, and no experience in penetrating the markets of the BRIC countries and Mexico, in particular. See “— We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.” Our ability to penetrate these markets is subject to a number of risks and uncertainties, including, among others, our ability to obtain required regulatory approvals, difficulties predicting trends and patient preferences, the potential for political and economic instability and the still evolving nature of healthcare systems. We also believe that the overall level of awareness of the clinical advantages of insulin pump therapy in these markets is low and that, in effect, we will need to create demand for our insulin pumps in these markets.

We can provide no assurance that we will be successful in increasing awareness of the clinical advantages of insulin pump therapy in these markets or creating demand for our products. Even if we succeed in increasing such awareness, diabetes patients and third-party payors may not be able to afford even a cost-effective product if the purchasing power in these markets does not increase as we expect. As a result, we may not be able to generate substantial sales of our products in these markets. If we are unable to maximize our opportunities in the BRIC countries and Mexico, our business, financial condition and results of operations could be materially adversely affected.

We face competition from numerous competitors, most of whom have longer operating histories and far greater resources than we have, which may make it more difficult for us to achieve significant market penetration in our target markets and which may allow them to introduce competing products.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, particularly in the United States and Europe. Our products compete with a number of existing insulin delivery devices and other methods for the treatment of diabetes and our success depends on our ability to effectively compete in this global market. Most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have and they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Medtronic MiniMed, a division of Medtronic has been the market leader in insulin pumps for many years and has a majority share of the conventional insulin pump market in the United States and Europe. Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Roche Insulin Delivery Systems Inc., or Roche, which also holds a significant market share in Europe. Although significantly smaller in size, Insulet Corporation, or Insulet, is increasingly becoming a major participant in the medical device industry.

Many of these and other competitors have, among others:

•	significant brand name recognition;
•	established relationships with healthcare professionals, customers and third-party payors;
•	established distribution networks and channel penetration;
•	additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or
•	greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Our ability to compete effectively in our market depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

•	product performance;
•	product pricing;
•	brand name recognition;
•	compliance with supply obligations and customer support;
•	customer retention rates;
•	intellectual property protection;
•	the success and timing of new product development and introductions; and
•	the development of successful distribution channels.

In addition, because most of our competitors have significantly greater product development resources than us, they or other well-capitalized companies may at any time develop additional products for the treatment of diabetes which could render our products obsolete or substantially reduce our revenues. For example, market participants are working to develop additional cost-effective insulin delivery methods, such as an insulin spray, which Generex Biotechnology Corp. has already launched in India, and an inhaled insulin product, which MannKind Corporation has developed. Although we believe that these products are less effective in treating diabetes and do not compete directly with insulin pump therapy, their successful launch could adversely affect the demand for our products and, consequently, our business, financial condition and results of operations.

With respect to diabetes treatment options, we also compete with multiple daily injection therapy, or MDI therapy, which utilizes substantially less expensive delivery methods than insulin therapy supported by our insulin pumps, such as insulin pen injectors and insulin syringe and needle sets. More recently, MDI therapy has been made more effective by the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S, and further improvements in the effectiveness of MDI therapy may result in fewer diabetes patients converting from MDI therapy to insulin pump therapy than we expect. In that case, sales of our products may be negatively affected and we may face pricing pressure to remain competitive with MDI therapy, either of which could adversely affect our business, financial condition and results of operations.

If we are unable to establish adequate sales, marketing and distribution channels with third parties, our business, financial condition and results of operations could be harmed.

We currently do not intend to establish a direct sales force to market and sell our products. Therefore, we must enter into arrangements with third parties to conduct sales and marketing activities on our behalf. Such arrangements usually result in lower profit margins for us compared to marketing and selling our products directly. We have recently entered into several agreements with distributors in Europe, China and Mexico to distribute our products and are dependent on their efforts for the successful distribution of our Spring Adi Pump and Spring Universal Infusion Sets in their respective markets. Some of our distributors are able to market and sell competing products, which may harm our sales and revenues. We can provide no assurance that our current or future distributors will be successful or effective in selling and marketing our products. If we fail to create effective marketing and distribution channels, our ability to generate revenue and achieve our anticipated growth could be adversely affected. Furthermore, if these distributors experience financial or other difficulties, sales of our products could be reduced, and our business, financial condition and results of operations could be harmed.

We are dependent upon third-party suppliers, which make us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers to manufacture the components of our Spring Adi Pump and Spring Universal Infusion Sets and expect to continue to rely on such suppliers to manufacture components for our Spring Hybrid Patch Pump when we begin its commercialization. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for some of our components. We also do not have supply agreements with our third-party suppliers and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components in a timely manner or on commercially reasonable terms;
•	since we are not a major customer of many of our third-party suppliers, these suppliers may prioritize other customers’ needs over ours;
•
our third-party suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors; and

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In the future, we may approach alternative third-party suppliers to manufacture our components. However, we can provide no assurance that a new third-party supplier will be able to manufacture exactly the same component to our custom specifications, which may require us to redesign a product and potentially re-submit an application for clearance to the FDA and other applicable regulatory authorities. Any interruption or delay in obtaining components from our third-party suppliers, or our inability to obtain products from alternate suppliers at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competing products, which, in turn, could harm our business, financial condition and results of operations.

In addition, after we establish the manufacturing procedures for each of our products, we may also enter into contract manufacturing arrangements with third parties to manufacture and assemble complete products. In that case, we will maintain only limited in-house manufacturing capabilities with respect to such products and our contract manufacturing arrangements may subject us to risks similar to those described above for our third-party suppliers.

We have limited manufacturing capabilities and, if we are unable to scale our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our products to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards. Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of our new products, such as our Spring Hybrid Patch Pump. We entered into an a manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd., or UPG, a subsidiary of United Plastics Group, Inc., for the design and manufacturing of the disposable parts of our Spring Adi Pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. On March 28, 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets. The production of the consumable components of our Spring Adi Pump and, when available, our Spring Hybrid Patch Pump, is expected to be launched by UPG later in 2012. If UPG will not supply us with the products for any reason, sales of our products could be reduced, and our business, financial condition and results of operations could be materially harmed. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially harmed.

Insulin pumps are complex medical devices that require intensive training and care; any misuse of our insulin pumps could damage our reputation, subject us to product liability claims and otherwise harm our business, financial condition and results of operation.

Insulin pumps are complex medical devices that require training and care. Although our distributors are required to ensure that our products are only prescribed for diabetes patients who have been identified as capable of properly handling such devices and only after successfully completing comprehensive user training by a competent tutor, the potential for misuse of our products still exists due to their complexity. Such misuse could result in adverse medical events for patients which could damage our reputation, subject us to costly product liability litigation and otherwise harm our business, financial condition and results of operations.

Insulin pumps are automated machines susceptible to malfunction, which may result in severe adverse medical events. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions, or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Insulin pumps are automated machines susceptible to malfunction. The U.S. Food and Drug Administration, or the FDA, has recently reported that there is an increasing trend in software and hardware malfunctions in insulin pumps from several manufacturers. Since insulin pumps are used by diabetes patients who require daily intake of insulin in order to control their blood glucose levels, malfunctions in the operation of insulin pumps could result in improper blood glucose levels and lead to severe adverse medical events and even death. The FDA has examined nearly 17,000 reports of health and other problems related to insulin pumps from 2006 through 2009. Although the reports do not prove a device caused a particular problem, such reports could result in a perception among diabetes patients that insulin pumps are riskier than other insulin delivery devices. In addition, in April 2010, the FDA raised the requirements for approval of insulin infusion pumps and related supplies. The impact has been an increase in the requirement for clinical studies and usability testing for insulin pump therapy. The FDA has indicated in the past that it may undertake additional investigation and may require additional data and information from insulin pump manufacturers when filing adverse event reports about potential insulin pump problems. In order to obtain additional data, the FDA could impose additional requirements or require additional testing of insulin pumps prior to approving or clearing the devices for use or for ensuring their continuing commercial availability. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Our clinical experience to date may not have revealed certain potential long-term complications from our products, which could subject us to product liability claims if our products malfunction in the future.

Our clinical trials have been limited to relatively few patients over a relatively short period of time. For example, the durability of our Spring Adi Pump, which includes technology that is new and sophisticated and is expected to operate properly over a period of four years, has not been tested over an actual period of four years but rather by an accelerated lab study. In addition, we have a limited history of the use of our products and our customer base is not wide. Therefore, we have a limited ability to discover in advance problems and/or inefficiencies concerning our products and we cannot assure you that their long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. If unanticipated long-term side-effects result from the use of our products, or if our products do not function as expected over time, we could be subject to liability claims and our products would not be widely adopted.

Our products under development may not achieve market acceptance, which could adversely affect our opportunities for growth.

We consider our Spring Hybrid Patch Pump to be an evolution of our Spring Adi Pump and currently plan to base our U.S. market penetration and our next generation insulin pumps on this device. If our Spring Hybrid Patch Pump does not achieve market acceptance in the United States and elsewhere, our growth and ability to generate significant revenues could be limited. Our Spring Hybrid Patch Pump may not achieve market acceptance for a number of reasons, including, among others:

•	market acceptance of a new product may be slow;
•	healthcare professionals and patients may prefer existing or other new products;

•
technological innovations in diabetes monitoring, treatment and prevention could limit the advantages presented by our Spring Hybrid Patch Pump and/or could change the market for diabetes treatment such that the demand for insulin pump therapy is reduced;

•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not, could limit demand for our Spring Hybrid Patch Pump;
•	changes in regulatory policies toward insulin patch pumps could limit our ability to market our Spring Hybrid Patch Pump in certain markets;
•	third party claims of intellectual property infringement could require us to change our products or could otherwise adversely affect our ability to successfully penetrate the market; and
•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors could limit demand for insulin pump therapy.

In addition, we are continuing our research and development efforts for a continuous glucose monitoring system and a device that includes an insulin pump and continuous glucose monitoring system on one patch. If we are unable to complete the development of these devices, obtain required approvals or clearances and/or successfully commercialize them, our anticipated growth and development could be hindered. The successful development of these products subjects us to a number of challenges, including, among others:

•	technological challenges related to the development of a continuous glucose monitoring system, which we may not be able to overcome;
•
receipt of FDA and other international regulatory approval, clearance or registration for a continuous glucose monitoring system as a replacement to finger stick measurement, which, to our knowledge, has not been granted in any jurisdiction to date;

•	patients may not recognize the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens;
•	the invasive nature of a continuous glucose monitoring system compared to self-monitored glucose testing devices, including single-point finger stick devices;
•	costs of disposables required for continuous glucose monitoring compared to daily finger stick measurement, which could prove significant if reimbursement by third-party payors is not available;
•	technological challenges related to hosting both the insulin pump and the continuous glucose monitoring system within the same minimized device, which we may not be able to overcome;
•	receipt of FDA and other international regulatory approval, clearance or registration for our combined device or for all of our combined device’s specifications;
•	the need to continually improve and upgrade a first-generation device and our ability to compile long-term clinical data; or
•	continued development of, or our ability to gain access to, the algorithms on which the development of a continuous glucose monitoring depends.

Substantially most of our operations are currently conducted at a single location near Haifa, Israel and any disruption at our facility could harm our business, financial condition and results of operations.

Substantially all of our operations are conducted at a single location near Haifa, Israel. We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols and off-site storage of computer data and part of our raw materials. However, a natural or other disaster, such as a fire or flood or an armed conflict involving Israel, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. Furthermore, we may not be reimbursed for losses resulting from armed conflicts or terrorist attacks in Israel. With or without insurance, damage to our facility, our other property or to any of our suppliers, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations. See also “—Risks Related to Our Operations in Israel—Conditions in Israel could harm our business, financial condition and results of operations.”

We engage a third party service provider to develop and later manage our information technology platform, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. If the development of this information technology platform is not successful or completed in a timely manner, or if we do not manage the personal and health information we compile in accordance with government regulations, market acceptance of our products could be limited and we may be subject to regulatory sanctions.

We engage a third party service provider to develop and later manage the information technology platform for our insulin pumps, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. This information technology platform is preferred by physicians who need to review, monitor and adjust the diabetes treatment of their patients based on the performance of their respective insulin pumps. An information technology platform helps physicians and patients review, analyze, and evaluate historical blood glucose test results, insulin dosages, and carbohydrate intake data. Recording and analyzing this information over time can enable an effective diabetes management program and improve a patient’s glucose control, and is therefore viewed as an important feature of an insulin pump. To our knowledge, most of our competitors’ products already offer this functionality. We cannot currently estimate when we will be able to engage a third party service provider to develop an information technology platform for our insulin pumps or when we will be able to offer it to physicians and patients using our products. If the development of our information technology platform is not successful or completed in a timely manner, market acceptance of our insulin pumps may be limited due to the importance of this feature.

After the third-party service provider has completed the development of our information technology platform, we expect that it will also manage the platform’s operation and continue to upgrade its performance. This information technology platform is expected to hold personal and health information of a patient. The confidentiality of such information is generally protected by government regulations, which prescribe civil and criminal liabilities if violated. If our information technology platform does not properly protect patient information, demand for our products could be harmed and we may be subject to civil and criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. See also “—Risks Related to Our Industry Regulation and Pricing—If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.”

We intend to sell our products worldwide and, if we are unable to manage our international operations, our business, financial condition and results of operations could be harmed.

Our headquarters and most of operations and employees are located in Israel but we intend to market our products globally. Accordingly, we are subject to risks associated with global operations and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

•	foreign certification, registration and other regulatory requirements;
•	customs clearance and shipping delays;
•	import and export controls;
•	trade restrictions (mostly in Arab countries);
•	multiple and possibly overlapping tax structures;
•	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;
•	differing laws and regulations, business and clinical practices, third-party payor reimbursement policies and patient preferences;
•	differing intellectual property protection among countries;

•	difficulties staffing and managing our international operations;
•	difficulties in penetrating markets in which our competitors’ products are more established;
•	currency exchange rate fluctuations; and
•	political and economic instability, war or acts of terrorism.

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be harmed.

Technological breakthroughs in diabetes monitoring, treatment or prevention could reduce the demand for our insulin pumps; if we are unable to successfully complete the development and commercialization of our combined continuous glucose monitoring and insulin pump device, we could be at a competitive disadvantage.

Diabetes treatment is subject to rapid technological change and product innovation. Our ability to become and remain competitive depends in large part upon our ability to develop and market cost-effective new products and technologies that meet diabetes patients’ needs in a timely manner. A number of companies, including existing pharmaceutical companies and medical researchers, are pursuing new insulin delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapies for monitoring, treating and/or preventing insulin-dependent diabetes. Successful developments by our competitors or others could reduce the demand for our insulin pumps. Furthermore, if we are unable to successfully complete the development of our continuous glucose monitoring system and a device that will host both our insulin pump and continuous glucose monitoring system on one patch, we may be at a competitive disadvantage and our business, financial condition and results of operations could be harmed.

Consolidation in the healthcare industry could materially adversely affect our future revenues and operating income.

The medical device industry has experienced a significant amount of consolidation resulting in increased competition and pricing pressures. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed additional pricing pressure on medical device manufacturers and suppliers. Further consolidation in the industry and concentrated purchasing decisions could exert additional pressure on the prices of our products and could harm our future revenues and operating income.

We may be subject to product liability lawsuits, which could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If our current or future products are found to be defectively designed, manufactured or labeled, or contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Any misuse of our devices or failure to adhere to the operating guidelines of our insulin pumps and our insulin infusion sets could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability claims. Such claims could divert management’s attention from day-to-day responsibilities, be expensive to defend and result in sizable damage awards against us. We maintain product liability insurance to protect against these risks, but we may not have sufficient insurance coverage for all future product liability claims. Any such claims brought against us, whether or not meritorious, could increase our product liability insurance rates or prevent us from securing continuing coverage at reasonable rates, or at all, could damage our reputation in the industry and could reduce our revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, which could harm our business, financial condition and results of operations.

We depend on third parties to manage our pre-clinical and clinical studies and trials and to perform related data collection and analysis and, as a result, we may face costs and delays that are outside of our control.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials. We rely on third parties, including clinical investigators and clinical sites, to manage our pre-clinical studies and clinical trials and to perform related data collection and analysis. Although we have contractual arrangements with these third parties, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials. If these third parties fail to properly manage our studies and trials, we will be unable to complete them, which could prevent us from obtaining regulatory approvals for our products or achieving market acceptance of our products.

Our business is subject to complex environmental legislation that may increase our costs and our risk of noncompliance.

Our research and development and manufacturing processes involve the handling of potentially harmful hazardous materials. We are subject to local laws and regulations governing the use, handling, storage and disposal of these materials, and we incur expenses related to compliance with these laws and regulations. If we are found to have violated environmental, health and safety laws, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions which could materially adversely affect our business, financial condition and results of operations. In the future, we could be subject to additional environmental requirements or existing environmental laws could become more stringent, which may impose greater compliance costs and increasing risks and penalties associated with violations. For example, changes to, or restrictions on, permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. If we fail to comply with existing or new environmental laws or regulations, our business, financial condition and results of operations could be harmed.

We may engage in future acquisitions that could disrupt our business, divert management attention, increase our expenses or otherwise harm our business, financial condition and results of operations.

In the future, we may acquire complementary businesses, products, technologies or other assets. If we elect to engage in future acquisitions, we may not strengthen our competitive position or achieve any of our intended goals or synergies with respect to any such acquisition. In addition, any such acquisition may be viewed negatively by our customers, financial markets or investors. Furthermore, any such acquisition could pose challenges with respect to the integration of personnel, technologies and operations from the acquired businesses and in the retention and motivation of key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise harm our business, financial condition and results of operations.

As a foreign private issuer under the U.S. securities laws with shares listed on The NASDAQ Capital Market, or NASDAQ, we follow our home country corporate governance practices instead of certain NASDAQ Listing Rules.

As a foreign private issuer under the U.S. securities laws with shares listed on NASDAQ, we are permitted to comply with our home country corporate governance practices instead of certain NASDAQ Listing Rules. Below is a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under the NASDAQ Listing Rules.

Our corporate governance practices are derived from (i) the Companies Law, and the regulations promulgated thereunder, (ii) our Articles of Association and (iii) the rules of the NASDAQ applicable to foreign private issuers.  As a foreign private issuer we are permitted to follow home country practice in lieu of certain provisions of Section 5600 of the NASDAQ Listing Rules.

•
Majority of Independent Directors:  Under NASDAQ Listing Rule 5605(b), domestic listed companies must have a majority of independent directors.  We do not have a majority of independent directors serving on our board of directors, although all of our audit committee members are independent directors.

•
Compensation Committee:  Under NASDAQ Listing Rule 5605(d), the compensation of executive officers of domestic listed companies must be determined, or recommended to the board for determination, either by independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors.  We do have a compensation committee although it is not composed entirely of independent directors.

•
Nominating Committee:  Under NASDAQ Listing Rule 5605(e), director nominees of domestic listed companies must be selected, or recommended for the board's selection, either by independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate, or a nominating committee comprised solely of independent directors. We do not have a nominating committee and our directors will be recommended by our board of directors for election by our shareholders.

•
Shareholder Meetings: Under NASDAQ Listing Rule 5620, domestic listed companies must hold an annual meeting of their shareholders within one year after the end of the fiscal year end, solicit proxies and provide proxy statements for all meetings of shareholders and provide for a quorum which in no case shall be less than 33 1/3% of the voting power. Our annual shareholders’ meeting must be convened not later than 15 months after the previous annual meeting, we are required to solicit proxies only with respect to certain but no all matters brought before a shareholders’ meeting, and our quorum is 25% of the voting power of our ordinary shares.

•
Review of Related Party Transactions: Under NASDAQ Listing Rule 5630, domestic listed companies must conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's audit committee or another independent body of the board of directors.  Although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction, which tend to be more rigorous than the NASDAQ Listing Rules. See “Item 10B. Memorandum and Articles of Association—Directors and Executive Officers” and “Item 10B. Memorandum and Articles of Association—Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

•
Shareholder Approval for Certain Dilutive Events: Under NASDAQ Listing Rule 5635, domestic listed companies must gain shareholder approval prior to an issuance of securities in connection with certain events, such as the establishment or amendment of certain equity-based compensation plans and arrangements or an issuance that will result in a change of control of a company. Under Israeli law and general practice, however, the approval of the board of directors is sufficient for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approvals are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement” (as defined in “Item 6C. Board Practices—NASDAQ Listing Rules and Home Country Practices.”), in which case shareholder approval, and, in some cases, audit committee approval, would also be required.

Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Listing Rules. For further information, see “Item 6C. Board Practices—NASDAQ Listing Rules and Home Country Practices.”

While we are currently not subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, it will apply to us beginning with our annual report for the year ending December 31, 2011. We can provide no assurance that we will be able to comply with these requirements in a timely manner or that we will not discover a material weakness with respect to our internal control over financial reporting under Israeli and U.S. laws.

Pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with our annual report for the year ending December 31, 2011, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and, provided we are an accelerated or larger accelerated filer, our auditors will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal control over financial reporting.

We believe that we still have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation.

We can provide no assurance that we will be able to timely and successfully complete the procedures, certification and attestation (if applicable), requirements in connection with internal control over financial reporting. In addition, we cannot be certain that all material weaknesses will be revealed and corrected or that additional material weaknesses will not be identified in the future in connection with our compliance with these requirements. The existence of one or more material weaknesses would preclude a conclusion by our management that we maintain effective internal control over financial reporting. If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for U.S. public companies.

Adverse changes in general economic conditions in all major markets could harm us.

We are subject to the risks arising from adverse changes in general economic market conditions. The world economy remains extremely sluggish as it seeks to recover from a severe recession and unprecedented economic turmoil in recent years. This turmoil and the uncertainty about future economic conditions could materially adversely affect our current and prospective customers, the financial ability of health insurers to pay claims and our ability to finance our operations. This turmoil and the uncertainty about future economic conditions could also cause delays or other problems with key suppliers and increase the risk of counterparty failures. We cannot predict the timing, strength or duration of this severe global economic downturn or of any subsequent recovery. Healthcare spending in the United States and elsewhere has been, and is expected to continue to be, negatively affected by these recessionary trends. Since the sale of our products is generally dependent on the availability of third-party reimbursement and normally requires the patient to make a significant co-payment, the impact of the recession on our potential customers may reduce the desirability of our products.

In addition, the severe recession has impacted the financial stability of many private health insurers. As a result, it has been reported that some insurers are scrutinizing claims more rigorously and delaying or denying reimbursement for new products. Since we hope to obtain third-party reimbursement for our products, we may be harmed by these changes.

For other factors that could adversely affect healthcare spending and the medical device industry, see “—Risks Related to Our Industry Regulation and Pricing—Healthcare reform legislation in the United States and elsewhere could adversely affect our revenue and financial condition.”

The failure to attract and retain qualified personnel could harm our business, financial condition and results of operations.

Our success depends in large part on our ability to continue to attract, retain and motivate qualified engineers and other highly skilled technical personnel. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees, including for our key managerial positions, which could harm our business, financial condition and results of operations.

Risks Related to Our Industry Regulation and Pricing

We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality and safety of medical equipment and services;
•	billing for services;
•	financial relationships with physicians and other referral sources, such as diabetes educators;
•	inducements and courtesies being given to patients;
•	confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;

•	false claims;
•	professional licensing; and
•	labeling and packaging of products and language and content of instructions for use.

These laws and regulations are extremely complex, can vary by country, and, in some cases, are still evolving. In many countries, the healthcare industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations.

We believe that we currently are in compliance with all applicable healthcare industry regulations and laws of the countries in which we operate, but regulatory authorities that enforce the various statutes may determine that we are currently, or in the future may be, violating these laws and we may need to restructure some of our operations.

In the European Economic Association, or the EEA, the advertising and promotion of our products is subject to EEA Member States laws implementing the Directive 93/42/EEC concerning Medical Devices, or the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with healthcare professionals.

We intend to eventually commence commercial operations in the United States and will then be subject to, among others, Medicare and Medicaid laws, the federal anti-kickback law, the Stark law, and similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot be certain that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws may apply to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and/or be costly to respond to, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, healthcare laws and regulations may change significantly in the future. We try to monitor these developments through our distributors, who are contractually obligated to inform us of all relevant developments. Any new healthcare laws or regulations could restrict our operations or otherwise harm our business, financial condition and results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.

Our insulin pumps accumulate data regarding the patient’s use of the pump. We intend to develop an information technology platform that will allow a patient and his or her physician to download and manage the patient’s information, including health information and personally identifiable information. Countries in which we currently operate or intend to operate in the near future prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the EEA, the use, handling, disclosure and processing of patient health-related personal data is strictly regulated by EEA Member State laws implementing Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. In the United States, the U.S. Department of Health and Human Services promulgated privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, HIPAA). These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information, limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose requiring appropriate physical, administrative and technical safeguards and requiring notification of security breaches. Moreover, we may be subject to similar privacy and security protection laws and regulations in various states in the United States and in the other countries in which we intend to operate in the near future. Some of these countries have broad patient privacy protections, while others may regulate the protection of medical information more narrowly or may not have specific laws and regulations addressing patient privacy protections at all. For example, in the Russian Federation, the Law on Fundamentals of the Civic Health Protection, or the Civic Health Law, provides for the special medical secrecy regime. Under this regime, medical records, diagnoses and other personal information obtained in connection with patient examination or treatment, including the mere fact of a patient seeking medical attention, may not be generally disclosed. In addition, personal information is subject to general safe-keeping rules prescribed by the Federal Law on Personal Data. In Brazil, Resolution 196/1996 of the Brazilian Council of Health governs patient privacy protections in clinical research, including the confidentiality of patients’ identity, image, privacy and personal information. In India, the right to privacy is recognized by the Indian Constitution, and the specific right to medical privacy is governed by the Indian Medical Council and similar laws that require the confidentiality of patient information and prohibit disclosure except in certain enumerated circumstances. In Mexico, patient identity and health information is protected under the Clinical Records Official Regulation and the Federal Law for the Protection of Personal Data in Possession of the Private Sector, which allow the disclosure of patient health information to third parties only in very limited circumstances and protect the confidentiality of personal data, including health information. In China the law recognizes, for the first time, the right to privacy, although the scope of such right has yet to be defined. Specifically, the law requires medical institutions and staff to maintain the privacy of their patients’ medical information.

If we are found to be in violation of the privacy or security rules under the laws of any of these jurisdictions, we or our employees could be subject to civil or criminal penalties, which would increase our liabilities and damage our reputation or otherwise harm our business, financial condition and results of operations.

If we fail to obtain and maintain necessary regulatory clearances for our products and indications in our target markets, if clearances for future products and indications are delayed or not issued, or if there are regulatory changes in our existing or future target markets, our commercial operations could be harmed.

Our products are medical devices subject to extensive regulations which are meant to assure their safety, effectiveness and compliance with applicable consumer laws. If we fail to obtain and maintain these regulatory approvals or clearances, our ability to sell our products and generate revenues will be materially harmed.

These laws and regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from our products’ markets, and all countries in which we intend to sell our products apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, or the CE Mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA and Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. To obtain a CE Mark for the types of medical devices that we manufacture we must implement a quality management system, or QMS, and create a Technical File demonstrating compliance with the requirements of the Medical Devices Directive. The QMS and Technical File must be audited by a third-party assessing body, or a notified body, who, if the audit is successful, will issue an EC Certificate. We must then draw up a Declaration of Conformity stating that our products conform to the type described in the EC Certificate and with the provisions of the Medical Devices Directive, and must affix the CE Mark to all of our products marketed in the EEA.

The Medical Devices Directive has been recently amended by Directive 2007/47/EC whose provisions had to be adopted by the EU Member States by March 21, 2010. Directive 2007/47/EC has strengthened the EEA’s conformity assessment and post-marketing surveillance procedures. The European Commission is also currently reviewing the medical devices legislative framework with the aim of simplifying it and ensuring a more uniform application of the provisions contained in the Directives across the EEA.

Furthermore, since we intend to distribute our products in the BRIC countries and Mexico, we will also have to obtain the necessary regulatory approvals, registrations or certifications for marketing and distribution in these countries. Moreover, in some countries, including Brazil, Russia, and China, approvals, registrations or certifications are only valid for a limited period of time after which we must file re-registrations or seek renewal. The regulatory frameworks for marketing and distributing medical devices in these jurisdictions are complex, and we cannot assure you that we will ultimately be granted or able to maintain the necessary approvals, registrations or certifications to market and distribute our products there. Furthermore, the laws in a number of the BRIC countries may change significantly in the future. We are aware of proposed legislation in several of these countries which, if enacted, could affect the regulation of our products in those countries.

Our first generation Spring Adi Pump received FDA 510(k) clearance on June 8, 2008, CE Mark certification on November 21, 2007 and an Amar Approval on November 11, 2008. Our Spring Universal Infusion Sets and the first version of the Spring Hybrid Patch Pump received CE Mark certification on March 20, 2009 and September 1, 2009, respectively. On April 28, 2011, we received a 510(k) clearance for our Spring Universal Infusion Sets. We also received a limited Amar approval, for the use in three medical centers in Israel, and a certificate of free sale in Israel for the Spring Universal Infusion Sets on November 4, 2009. We are currently in the process of obtaining an Amar approval for the sale and distribution of the Spring Universal Infusion Sets in Israel.  We are currently in the process of applying for regulatory approvals in Mexico and China with respect to our Spring Adi Pump and Spring Universal Infusion Sets. Compliance with the requirements of the European Union or approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to obtain the necessary regulatory approvals or clearances in countries where we intend to distribute our products, our commercial operations could be harmed. For additional information regarding the regulatory requirements applicable to us, see “Item 4B. Business Overview—Health, Regulatory, Environment and Pricing.”

We expect to eventually generate a portion of our revenues from sales of our products in the United States. Before a new medical device, or a new use of, or claim for, an existing product can be introduced into commercial distribution in the United States, it must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must only demonstrate that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to provide scientific evidence that the product is safe and effective for its intended use. The PMA application is based, primarily on the data obtained in clinical trials. Both of these processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Since no precedent for FDA approval of a continuous glucose monitoring system as a replacement for single-point finger stick devices has been established, we may be required to obtain premarket approval for our continuous glucose monitoring and insulin pump device. We cannot assure you that the FDA will not demand that we obtain a PMA for our continuous glucose monitoring system or some of our other future products or that we will be able to obtain the 510(k) clearance for our Spring Hybrid Patch Pump.

The FDA can delay, limit or deny approval of an application for many reasons, including, among others:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe for their intended users;
•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;
•	the manufacturing process or facilities we use may not meet applicable requirements; and
•	changes in FDA approval policies or the adoption of new regulations may require additional data.

We may not obtain the necessary regulatory approvals to market our combined continuous glucose monitoring system and insulin pump device in the United States or elsewhere. Even if approved, our combined device may not be approved for the indications that are necessary or desirable for successful commercialization. Any delay in, or failure to receive or maintain, approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

Even after we receive regulatory clearances, regulators can potentially revoke such clearances.

Even after we receive required clearances or approvals, our clearances can be revoked if safety or effectiveness problems develop or if we modify any of our products in a manner that would significantly affect their safety or effectiveness or that would constitute a major change in their intended use. We may not be able to obtain additional regulatory clearances for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future regulatory clearances or approvals may result in recalls of the modified products, may require us to stop marketing the modified products, and could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and future profitability.

If the relevant regulatory agency disagrees with our assessments and requires new regulatory clearances or approvals for modifications, we may be required to recall and to stop marketing the modified devices. Although we have complied with the requirements of the Medical Devices Directive and our products being commercialized are CE marked, the regulations implementing and enforcing the Medical Devices Directive are drafted individually in each Member State of the EEA, which sometimes interprets the provisions of the Medical Devices Directive differently. This can mean that complying with the regulations of one Member State does not automatically guarantee compliance in others, and it does not ensure against interference from other competent authorities.

We are subject to annual audits by a notified body under the Medical Devices Directive. During this audit, the notified body examines the maintenance and implementation of our quality control system, device post marketing feedback and any changes or modifications made to the products. In addition, we must also comply with the Medical Device Vigilance System, which is intended to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of a National Competent Authority Report, or NCAR. The Medical Device Vigilance System is also intended to facilitate a direct early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include device recall, modification, exchange, or destruction. FSCAs must be notified by the manufacturer as its legal representative to its customers and/or the end users of the device.

In the United States, we will also be subject to numerous post-marketing regulatory requirements, which include quality system regulations related to the manufacturing of our devices, labeling regulations and medical device reporting regulations that require us to report to the FDA if our devices cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products and/or their use will also be subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

In the United States, the FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements or to take satisfactory corrective action in response to an adverse inspection by the FDA could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	repair, replacement, refund, recall or seizure of our products;
•	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;
•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and
•	criminal prosecution.

We believe that most of the countries where we intend to distribute our products apply some form of regulations and enforcement measures of this kind. For example, in Brazil we are required to implement a Quality Management System in compliance with Brazil’s Good Manufacturing Practices, or B-GMPs, and beginning in May 2010, the Brazilian regulatory authority, Agência Nacional De Vigilância Sanitária, or ANVISA, will perform worldwide, on-site inspections at the manufacturer’s facilities for manufacturers of Class III and IV devices and issue GMP compliance certificates. These GMP compliance certificates must be renewed every two years although companies may complete a “self-inspection” process provided that no non-conformities have been found and no incidents have been reported during intermediate years between inspections which are anticipated to occur every four years. In Mexico, our devices will also be required to comply with mandatory labeling standards, as well as the requirements of the Mexican technovigilance system, including adverse event reporting. Failure to comply with the applicable regulatory requirements in any country in which we intend to market our product could result in enforcement measures, including the rescission or withdrawal of our approvals, registrations or clearances.

If any one of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the manufacturing of our products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants from contaminating our products. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are unable to maintain stringent quality controls, or if contamination problems arise, our commercialization efforts could be delayed and our ability to meet market demand could be seriously hindered, which could have a material adverse effect on our business, financial conditions and results of operations.

We may not be able to maintain our ISO 13485 certification or comply with quality assurance standards

We operate pursuant to a quality assurance system that meets the requirements of ISO 13485, which is an internationally recognized quality standard designed to ensure that medical device manufacturers have the necessary comprehensive management systems in place to safely design, develop, manufacture and distribute medical devices in the European Union. It is a regulatory requirement of the European Union’s Medical Device Directive and an important step toward attaining European CE Mark approval. We may fail to maintain our ISO 13485 certification in the future due to changes in the standard. We may also not be able to comply with quality assurance standards in other countries in which we operate. If we are unable to maintain and comply with quality assurance standard requirements, our commercialization efforts could be delayed and that may have a material adverse effect on our business, financial conditions and results of operations.

Our current or future products are subject to recalls even after receiving regulatory clearances, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our current or future products if we, our component suppliers, or, in the future, our contract manufacturers, fail to comply with relevant regulations pertaining to the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products, or if new information is obtained concerning the safety or efficacy of these products. Any recall of our products could materially disrupt our operations and materially adversely affect our results of operations. A government-mandated recall could occur, for example, if a regulatory body finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. In the EEA, Member State authorities can take interim measures ordering the withdrawal of devices from the market or prohibiting or restricting their introduction to the market if they consider that when correctly installed, maintained and used for their intended purpose, the devices may compromise the health and/or safety of patients, users or other persons. A voluntary recall of any of our products by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall of our products would divert our management’s attention and financial resources and damage our reputation with customers. A recall involving our Spring Adi Pump or our Spring Universal Infusion Sets would be particularly harmful to our business, financial condition and results of operations because we currently rely on them as our only source of revenue from operations.

If we are unable to successfully complete pre-clinical studies or clinical trials with respect to our products in development, we may be unable to receive regulatory approvals or clearances for these products and/or our ability to achieve market acceptance of our products will be harmed.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. In addition, the data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals or to allow market acceptance of the products being studied. Our combined continuous glucose monitoring and insulin pump is currently undergoing pre-clinical studies and we expect that it will have to undergo a clinical trial. The commencement or completion of any of our pre-clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance or product acceptance, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;
•	patients do not comply with trial protocols;
•	patient follow-up is not at the rate we expect;
•	patients experience adverse side effects;
•	patients die during a clinical trial, even though their death may not be related to our products;
•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
•	institutional review boards, or IRBs, ethics committees and third-party clinical investigators may delay or reject our trial protocol;
•
third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or other FDA or IRBs, ethics committees, or any other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;
•	regulatory inspections of our studies, trials or manufacturing facilities may, among others, require us to undertake corrective action or suspend or terminate our studies or clinical trials;
•	changes in governmental regulations or administrative actions;
•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and
•	a regulatory agency concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA, EEA, or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory clearance or approval.

Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors could harm our business, financial condition and results of operations.

We expect that sales of our products will be limited unless a substantial portion of the sales price of the products is paid for by third-party payors, including governmental agencies, private insurance companies, health maintenance organizations, preferred provider organizations and other managed care providers. Although the costs of insulin pump therapy and supplies are generally reimbursable in high-income countries, we may need to meet certain requirements to have our products covered and/or may have to agree to a net sales price lower than the net sales price we might otherwise charge. Our initial dependence on the commercial success of our insulin pumps makes us particularly susceptible to any cost containment or price reduction efforts. In addition, in some foreign markets, pricing and profitability of medical devices are subject to government control. Furthermore, there can be no assurance that third-party reimbursement and coverage will be available or adequate in either Europe, the BRIC countries, Mexico, Israel, the United States or any other international market, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise negatively affect the demand for our existing products or products under development. We believe that in the future reimbursement will be subject to increased restrictions in the United States and in other international markets. Healthcare market initiatives may lead third-party payors to decline or reduce reimbursement for the products. We further believe that the overall escalating cost of medical products and services will continue to lead to increased pressures on the healthcare industry, both domestically and internationally, to reduce the cost of products and services, including our current products and products under development.

Moreover, compliance with administrative procedures or requirements of third-party payors may result in delays in processing approvals by those payors for patients to obtain coverage for the use of our products.

Healthcare reform legislation in the United States and elsewhere could harm our revenues and financial condition.

From time to time, the U.S. Congress and other foreign legislative bodies consider legislation that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of a device. In addition, regulations and regulatory guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and reimbursement for, healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs.

In March 2010, President Obama signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or, collectively, the PPACA, substantially changes the way healthcare is delivered and financed in the United States by both governmental and private insurers, and significantly impacts the medical device industry. The comprehensive $940 billion overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans.

We anticipate the PPACA will significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse enforcement, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare and Medicaid payment for performance initiatives and improvements to the physician quality reporting system and feedback program. There can be no assurance that the PPACA will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

One effect of the PPACA is the establishment of an excise tax on the medical device industry. The law would impose on taxable medical devices a tax equal to 2.3% of the price for which the device is sold for devices sold after December 31, 2012. The PPACA also creates a new nonprofit corporation known as the “Patient-Centered Outcomes Research Institute” to assess the comparative effectiveness of therapeutic products, including medical devices. It is unclear what impact the excise tax proposal or the comparative effectiveness analysis would have on our products or our financial results. The PPACA will also require that medical device manufacturers make certain disclosures relating to financial relationships with physicians, including ownership interests, service contracts, license agreements and royalty agreements. These reforms may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. We have submitted several patent applications in various countries, usually including the United States, the European Community, Israel and Canada, with respect to the features and processes on which the novelty of our products depends. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

•	pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us;

•	any issued patents may be challenged, invalidated or legally circumvented by third parties;
•	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;
•	for a variety of reasons, we may decide not to file for patent protection; and
•
the laws of certain countries in which we intend to sell our products, including China, may not protect our intellectual property rights to the same extent as the laws of the United States, Europe or Israel.

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete effectively. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected.

In addition, we intend to establish, build and strengthen our brand name “Spring” and believe that by doing so, we will be more successful in marketing our products. We have applied to register “Spring” as our trademark in the European Union and in the United States. In the European Union, a third party has opposed registration of the trademark. An agreement between the parties is in the process of being finalized. The agreement provides a mutually acceptable definition of the goods and services, and is expected to allow completion of the registration. However, this agreement might not be finalized, and our ownership and use of the “Spring” brand name may be challenged, invalidated or legally circumvented by third parties, in which case our growth strategy may be hindered.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our attempts to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants and, to some extent, our distributors, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;
•	we may have inadequate remedies for any breach;
•	trade secrets and other proprietary information could be disclosed to our competitors; or
•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically with respect to non-compete agreements, under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

Third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that we may be subject to third-party infringement claims as our revenues increase, the number of competitors grows and the functionality of products and technology in different industry segments converges. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe. We are aware of certain patents and patent applications owned by our competitors that cover different aspects of insulin infusion and the related devices. Any of these third parties might make a claim of infringement against us. For example, during the first half of 2010, we received a letter from a third party relating to a European patent that purports to cover a certain mechanism used in the integrated infusion set of our Spring Adi Pump for the insertion of the cannula through which insulin is infused into a patient’s body. In this letter, the third party requested that we explain why we believe that our mechanism does not infringe this European patent and also indicated that it is willing to consider granting us a license against the payment of a royalty. After consulting with our European patent attorney, we reached the conclusion that our insertion mechanism did not infringe any valid claim of the patent in question, and presented our conclusions to the third party. We have not received any further communication from the third party since then. We also have the option of using a generic inserter. Any litigation with respect to this letter or otherwise, regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can similarly harm our reputation, business, financial condition or results of operations.

We may also become involved in litigation in connection with our brand name rights. We do not know whether others will assert that our brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the names we use, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Conditions in Israel could harm our business, financial condition and results of operations.

We are incorporated under Israeli law and our principal offices, research and development facilities and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel, including into Haifa where our facility is located. In addition, the establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may materially limit our ability to sell our products to companies in these countries. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure.  It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us, or otherwise adversely affect business conditions and our operations. Moreover, parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The political and security situation in Israel may also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. Finally, any hostilities involving Israel could have a material adverse effect on our facilities or on the facilities of our local suppliers in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient. Any losses or damages incurred by us could harm our business, financial condition and results of operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of June 1, 2011, we had 63 employees, including management, all of whom were based in Israel. Some of our executive officers and employees in Israel are obligated to perform up to 84 days of military reserve service on a three year basis until the age of 40 for soldiers and until the age of 45 for officers. This time-period may be extended by the Military Chief of the General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency.

Our operations could be disrupted by the absence of a significant number of our employees for military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could have a material adverse effect on our business and results of operations. In addition, the absence of a significant number of the employees of our suppliers for military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, which could have a material adverse effect on our ability to deliver products to our customers.

Pursuant to the terms of the government grants we have received for research and development expenditures through the Office of the Chief Scientist, we are obligated to pay certain royalties to the Israeli government from sales of our products, which affects our results of operations. Such conditions may also limit our ability to transfer and license our know-how and technology outside of Israel, or manufacture our products outsider of Israel. In addition, the amount of royalties will increase if we decide to manufacture our products abroad or transfer technologies outside of Israel, which could negatively affect our cost of production or future transactions with respect to our products. If we fail to comply with the conditions of the grants, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of our research and development expenditures in Israel pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the Research and Development Law. Under the Research and Development Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). As of December 31, 2010, provision for royalties to the Office of the Chief Scientist was NIS 5,364 thousand (approximately US$1,511 thousand) including accrued interest. Payment of royalties will affect our results of operations.

Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The Research and Development Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior Office of the Chief Scientist approval and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the Research and Development Law. The Research and Development Law discusses two know how transfers scenarios, namely (i) the sale of the know-how as part of an asset sale whereby the company's activity remains in Israel and (ii) the sale of the know-how within the scope of a sale of the company that as a result of which, the company ceases to be a corporation incorporated in Israel. The formula for calculating the redemption fee in the event of sale of the company whereby the company ceases to exist as an Israeli entity is based on the ratio between the aggregate amounts of the Office of the Chief Scientist grants to total amount of investment in the company less the financial assets multiplied by the sale price of the company. According to a recent Amendment to the Research and Development Law dated January 6, 2011,  a new formula for calculating the redemption fee in the event of sale of the company will enter into force subject to promulgation of certain regulations that shall set the maximum amounts for the increased Office of the Chief Scientist redemption fees. The new formula will be based, in general, on the ratio between the aggregate Office of the Chief Scientist grants received by the company, to the company's aggregate R&D expenses less the financial assets, multiplied by the sale price of the company.

In addition, we recently entered into a definitive agreement with UPG, for the manufacture and supply of the consumable components of the Spring Adi Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump. Under the Research and Development Law, products developed as a result of research and development activities funded by the Office of Chief Scientist, must, as a general matter, be manufactured in Israel. Manufacturing of products abroad, as well as the transfer of technologies outside of Israel, require the prior approval of the Office of the Chief Scientist and will result in an increase of the amount owed to the Israeli government by the recipient of the grants and the rate of royalty repayment. The transfer of no more than 10% of the manufacturing capacity in the aggregate is exempt under the Research and Development Law from obtaining the prior approval of the Office of the Chief Scientist. A company requesting funds from the Office of the Chief Scientist, also has the option of declaring in its grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. In the event that manufacturing is transferred to a third party abroad, the increase in the amount owed to the Israeli government depends on the volume of manufacturing expected to be performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations).

We are currently in the process of obtaining an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Adi Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China. Following such approval (provided that we are granted with the approval), we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel.  Royalties owed after manufacturing is transferred to a third party abroad are payable out of sales of the products for which the applicable grants were received at a rate equal to the ratio between the amounts of the grants received by Spring Health Solutions and the total amount of grants received plus our investment in the approved plans of Spring Health Solutions, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales of the products for which the applicable grants were received, the timeframe for royalty payments is not set. However, as required under the Research and Development Law, we are required to analyze and file a report with the Office of the Chief Scientist regarding the volume of sales every six months until full payment of royalties owed. Royalties from sales reported on such semi-annual reports are required to be paid to the Israeli government on the date we submit the reports. Such liability, as well as the liability resulting from the limitations on the transfer of technology outside of Israel, could negatively affect our cost of production, our ability to outsource or transfer development or manufacturing activities, or any sale or ability to sell or engage in other possible transactions that we may want to consummate with respect to our technology. Furthermore, if we fail to obtain the approval for the manufacturing of the consumable components of the Spring Adi Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China, or to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties. If we transfer know how and technology outside of Israel without obtaining the approval of the Office of Chief Scientist, we may also be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after we have repaid any grants, in whole or in part.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

We expect that a majority of our revenues will be denominated in currencies other than the NIS. However, a significant portion of our costs, including personnel and some marketing and facilities expenses, are incurred in NIS. If the other currencies affecting our operations decline in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. Historically, we have not engaged in hedging transactions since we only recently commenced sales of our products in currencies other than the NIS. In the future, if we do not successfully engage in hedging transactions, our results of operations may be subject to losses from fluctuations in foreign currency exchange rates.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and our amended and restated memorandum of association, or, collectively, our articles of association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among others, in voting at the general meeting of shareholders on certain matters, such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers are located outside the United States. We do not have any tangible assets in the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert violations of the U.S. securities laws in original actions instituted in Israel.

Provisions of our articles of association and Israeli law may delay, prevent or hinder an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, transactions involving directors, officers or significant shareholders and other matters that may be applicable to change of control transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. In addition, a full tender offer can only be completed if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Furthermore, our articles of association provide for a staggered board, which could deter a potential purchaser from acquiring control of our company. For additional information on these matters, see “Item 10B. Memorandum and Articles of Association.”

Israeli tax considerations may also make potential transactions unappealing to us or to some of our shareholders. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our ordinary shares.

Risks Related to Our Ordinary Shares

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and on the Tel Aviv Stock Exchange, or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on NASDAQ and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

We recently registered our ordinary shares on The NASDAQ Capital Market, and there has been a limited public market for our ordinary shares since. There can be no assurance that an active trading market for our ordinary shares will develop. The NASDAQ Capital Market provides limited liquidity as compared to The NASDAQ Global Market or other national exchanges. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The lack of an active trading market in the United States may also result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares in the United States.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

Three of our shareholders are parties to a voting agreement pursuant to which they vote together on matters brought before meetings of our shareholders. Consequently, these shareholders’ holdings are aggregated and they are deemed beneficial holders of approximately 13.4% of our outstanding ordinary shares as of June 1, 2011. These shareholders, who also serve as directors of the Company, may exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, approve or reject mergers or other business combination transactions, raise future capital and amend our articles of association. The interests of these shareholders may differ from the interests of our other shareholders. In addition, subject to a tag-along right among themselves, these shareholders are not prohibited from selling a controlling interest in us to a third party. Furthermore, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company. For a more detailed description of the voting agreement, see “Item 7B. Related Party Transactions.”

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our ordinary shares or their outlook on our industry as a whole adversely, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares is influenced by research reports and opinions that securities or industry analysts publish about our business and our industry as a whole. We are not currently covered by Israeli or U.S. analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts covering us cease to cover us or fail to publish reports in a regular manner, we could have limited visibility in the U.S. financial markets, which could cause a significant and prolonged decline in the price of our ordinary shares due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if in the future one or more analysts downgrade our ordinary shares or comment negatively about our prospects, the prospects of other companies operating in our industry or the overall outlook of our industry as a whole, the price of our ordinary shares could decline significantly.

Additional financing may result in dilution to our shareholders.

We will need to raise additional funds in the future to finance our growth, to make acquisitions or for other reasons. See “—Risks Related to Our Business—We will require additional funding in order to complete the commercialization of our Spring Adi Pump and Spring Universal Infusion Sets and the development and commercialization of our other products under development.” Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully commercialize our products, continue our research and development operations or develop or enhance our products through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our ordinary shares could reduce our stock price.

A substantial number of ordinary shares held by our current shareholders or issuable upon exercise of options and warrants are eligible for future sale in the public market, and may be sold in a registered offering under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to an exemption from registration.

We may experience significant fluctuations in our quarterly results of operations, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Fluctuations in our quarterly results of operations may result from numerous factors, including, among others:

•	our commercialization efforts and market acceptance of our products;
•	the performance of our third-party distributors;
•	our ability to manufacture our products efficiently;
•	practices of third-party payors with respect to reimbursement for our current or future products;
•	timing of regulatory approvals and clearances and our ability to maintain any such approvals and clearances;

•	our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;
•	changes to applicable federal, state, local and international laws or regulations;
•	changes to our effective tax rates;
•	delays in, or failures of, deliveries by our suppliers;
•	delays in shipping;
•	our ability to access capital and control expenses;
•	new product introductions by our competitors;
•	changes in our pricing and distribution terms or those of our competitors;
•	timing of research and development expenditures; and
•	market conditions in the diabetes medical devices industry and the global economy as a whole.

These factors, some of which are not within our control, may cause the trading price of our ordinary shares to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, the trading price of our ordinary shares could drop suddenly and significantly. In addition, since we have only recently begun to commercialize our products, we believe that future quarterly comparisons of our financial results will not necessarily be meaningful and should not be relied upon as an indication of our future performance.

The trading price of our ordinary shares may continue to be volatile.

The trading price of our ordinary shares on The NASDAQ and the TASE has been volatile and we expect that it will continue to be so. The trading price of our ordinary shares may be affected by a number of factors, including, among others:

•	our failure to maintain and increase production capacity and reduce per unit production costs;
•	regulatory approvals in the BRIC countries and Mexico;
•	changes in the availability of third-party reimbursement in the United States or other countries;
•	the volume and timing of orders for our products;
•	developments in administrative proceedings or litigation related to intellectual property rights;
•	the issuance of patents to us or our competitors;
•	the announcement of new products or product enhancements by us or our competitors;
•	the announcement of technological or medical innovations in the treatment or diagnosis of diabetes;
•	changes in governmental regulations or in the status of our regulatory approvals or applications;
•	developments in our industry;
•	the publication of clinical studies relating to our products or a competitor’s product;
•	quarterly variations in our or our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts; and
•	general market conditions.

The above market and industry factors could have a material adverse effect on the trading price of our ordinary shares, regardless of our actual operating performance. Furthermore, certain historical fluctuations in the trading price of our ordinary shares on the TASE have been unrelated or disproportionate to our operating performance. Market volatility reached unprecedented levels in the second half of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major U.S. and international financial institutions and a material decline in global economic conditions. In particular, the U.S. equity markets experienced significant price and volume fluctuations that have affected the trading prices of equity securities of many medical device and technology companies. For example, during the period from September 2008 to March 2009, the trading price of our ordinary shares on the TASE experienced significant volatility, with the closing price ranging from NIS 32.80 on September 2, 2008 to NIS 8.224 on December 29, 2008. Also, on April 1, 2010 the closing price was NIS 45.472 and went down to NIS 12.39 on March 13, 2011. Continued uncertainty regarding global economic conditions could continue to cause the trading price of our ordinary shares to be volatile.

We do not expect to pay dividends, and any return on investment may be limited to the value of our ordinary shares.

We have never declared and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so on a number of factors, including, among others, our earnings, financial condition and other business and economic factors that our board of directors may deem relevant. In addition, we may only pay dividends in any fiscal year out of “profits” (as defined by the Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the trading price of our ordinary shares appreciates.

Risks Related to Taxation

If at any time we are treated as a passive foreign investment company, or PFIC, under U.S. federal income tax laws, our U.S. shareholders may be subject to adverse tax consequences.

We would be classified as a PFIC for U.S. federal income tax purposes, for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is “passive income,” or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2010. However, there can be no assurance that the U.S. Internal Revenue Service, or IRS, will not successfully challenge our position or that we will not become a PFIC in a future taxable year since PFIC status is tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined in “Item 10E. Taxation—United States Federal Income Tax Considerations”) holds our ordinary shares, such holder could be subject to additional taxes and a special interest charge in respect of gain realized from the sale or other disposition of our ordinary shares and upon the receipt of “excess distributions” (as defined in the United States Internal Revenue Code of 1986, as amended, or the Code). In addition, special U.S. federal income tax reporting requirements will apply.

Each U.S. Holder should consult its own tax advisor concerning the U.S. federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year in light of such holder’s particular circumstances.

Item 4.  Information on the Company

4.A      HISTORY AND DEVELOPMENT OF THE COMPANY

We are a medical device company engaged through our subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

Our registered office is located at 3 HaSadna St., Tirat Carmel 39032, Israel. Our telephone number is +972-73-2507100. Our website address is www.dmedicalindustries.com and we have recently launched a new website, www.springnow.com, which is primarily intended for physicians and diabetes patients. The information on, or accessible through, our websites does not constitute part of this annual report on Form 20-F.

Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

We were incorporated as a private company in the State of Israel in 1992 under the name Pe’er Lifts and Industries (92) Ltd. In January 1994, we changed our name to Ram Zur Industries Ltd. and, in August 1994, we became a public company by offering our ordinary shares to the public in Israel and listing our ordinary shares on the TASE. In January 2001, we changed our name to Arit Systems Ltd., and, in January 2005, we changed our name to our current name – D. Medical Industries Ltd.

In August 2010, we completed an underwritten public offering of our ordinary shares, or the 2010 Offering. Following the completion of the 2010 Offering, we listed our shares on The NASDAQ Capital Market, and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NASDAQ and the TASE.

We commenced operations as a medical device company in late 2004 through our investment in Nilimedix Ltd. (currently – Spring Health Solutions Ltd.) We formed our subsidiaries, G-Sense and Medx-Set (currently – Spring-Set Health Solutions Ltd.) in April 2005 and January 2008, respectively. In January 10, 2011, Nilimedix Ltd. changed its name to its current name - Spring Health Solutions Ltd., and Medx-Set changed its name to its current name – Spring-Set Health Solutions Ltd. Our subsidiary, NextGen, is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical through Sindolor Holdings. Sindolor Medical is currently developing pain alleviation products. In May 2007, we purchased a direct interest in Sindolor Medical. Then, in January 2010, we obtained a controlling interest in NextGen, in consideration for, among other things, our holdings in Sindolor Medical. We currently hold 57.28% of the share capital of NextGen, on a fully diluted basis.

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical.

We operate mainly through our subsidiary, Spring Health Solutions, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Spring Adi Pump, as well as the final stages of development of our Spring Hybrid Patch Pump. Spring Health Solutions also operates in conjunction with Spring-Set Health Solutions on manufacturing and marketing our Spring Universal Infusion Sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Spring Health Solutions to develop a combined continuous glucose monitoring and insulin pump device on one patch.

In June 2011, we founded a new indirect subsidiary, Spring Health Solutions Inc., which was incorporated under the laws of the State of Delaware. As of the date of this annual report on Form 20-F, Spring Health Solutions Inc. does not have any business activity.

Reverse Stock Split

Our shareholders approved a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. The 32-for-one reverse stock split also applied to our outstanding options and warrants and has been reflected in the respective exercise prices. No fractional ordinary shares, warrants or options were issued in connection with the stock split, and all such fractional interests were rounded to the nearest whole number of ordinary shares, warrants or options.

Purchase of the minority interest in Spring Health Solutions

On December 31, 2010, we completed the purchase of 100% (on a fully diluted basis) of the shares of Spring Health Solutions by exchanging the shares and options of Spring Health Solutions for our shares and options, at the rate of 2.5:1. For more information, see "Item 7B. Related Party Transactions"

Principal Capital Expenditures

None.

4.B     BUSINESS OVERVIEW

Background Information on our Industry

Understanding Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin, which prevents the body from adequately regulating blood glucose levels.

Glucose is the primary source of energy for cells and must be maintained at certain concentrations in the blood so that cells can function optimally. Normally, the pancreas controls blood glucose levels by secreting the hormone insulin to lower blood glucose levels when concentrations are too high. In people with diabetes, the pancreas does not produce sufficient levels of insulin, or the body fails to utilize insulin effectively, causing blood glucose concentrations to rise to abnormally high levels. This condition is called hyperglycemia and can lead to serious chronic long-term complications, such as heart disease, limb amputations, loss of kidney function and blindness. To prevent high blood glucose levels, people with diabetes often administer insulin in an effort to normalize blood glucose levels. Unfortunately, the administration of insulin can drive blood glucose levels too low, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or even death. Due to the drastic nature of the acute complications associated with hypoglycemia, many diabetes patients are afraid of lowering their blood glucose levels. Consequently, these patients often remain in a hyperglycemic state, exposing themselves to the long-term chronic complications discussed above.

According to American Diabetes Association, or the ADA, (i) diabetes was the seventh leading cause of death listed on U.S. death certificates for adults in 2006, (ii) adults with diabetes are subject to a substantially higher risk of suffering a stroke or dying from a heart disease than adults who do not have diabetes, (iii) diabetes is the leading cause of new cases of blindness among adults aged 20 to 74 and is the leading cause of kidney failure, accounting for 44% of new cases in 2005, (iv) approximately 60 to 70% of people with diabetes have mild to severe forms of nervous system damage, and (v) more than 60% of non-traumatic lower-limb amputations occur in people with diabetes.

Diabetes is typically classified into two categories: Type 1 diabetes (previously called insulin-dependent diabetes mellitus or juvenile-onset diabetes) and Type 2 diabetes (previously called non-insulin-dependent diabetes mellitus or adult-onset diabetes), which account for 5 to 10% and 90 to 95%, respectively, of all diagnosed diabetes cases in the United States. Type 1 diabetes patients must take insulin daily, while Type 2 diabetes patients may require diet and nutrition management, exercise, oral medications and/or the administration of insulin to regulate blood glucose levels. Due to the progressive nature of diabetes a significant amount of Type 2 diabetes patients will need the administration of insulin to regulate their blood glucose.

According to the National Diabetes Information Clearing House, or the NDICH, a unit of the National Health Institute, Type 1 diabetes:

•	is not currently preventable;

•	develops when the body’s immune system destroys pancreatic beta cells, the only cells in the body that produce insulin;

•	usually strikes children and young adults (although diabetes can occur at any age); and

•	may be caused by autoimmune, genetic or environmental factors, such as viruses.

According to the NDICH, Type 2 diabetes:

•
usually begins as insulin resistance, a disorder in which (i) cells do not use insulin properly and require larger than normal amounts of insulin to function normally, and (ii) the pancreas gradually loses its ability to produce insulin; and

•	is associated with older age, obesity, a family history of diabetes, a history of gestational diabetes, impaired glucose metabolism, physical inactivity and race/ethnicity.

Type 2 diabetes has become, in the last two decades, a sizable and growing problem among U.S. children and adolescents. Exposure to diabetes in utero is suggested to be a possible contributing factor to the increase in incidence of Type 2 diabetes during childhood and adolescence. This problem is attributed to lower levels of physical activity and obesity worldwide.  Children that are diagnosed with diabetes type 2 are generally between 10-19 years old, have a family history of Type 2 diabetes and have insulin resistance.

Worldwide Prevalence of Diabetes

The International Diabetes Federation, or the IDF, estimates that diabetes currently affects 285 million people worldwide and that by 2030, 438 million people will be affected by diabetes worldwide. The rising prevalence of diabetes – the IDF estimated that diabetes affected 151 million people worldwide in 2000 –  is likely to be primarily due to rapid cultural and social changes, including aging populations, increasing urbanization, dietary changes, reduced physical activity and other unhealthy lifestyle and behavioral patterns.

The following table presents projected regional estimates for diabetes in persons aged 20 to 79 in 2010 and 2030:

	2010			2030			2010/2030
Region	Population	No. of people with diabetes	Comparative diabetes prevalence	Population	No. of people with diabetes	Comparative diabetes prevalence	Increase in the no. of people with diabetes
	(In millions)	(In millions)	(%)	(In millions)	(In millions)	(%)	(%)
North America & Caribbean	320	37.4	10.2	390	53.2	12.1	42.4
Middle East and North Africa	344	26.6	9.3	533	51.7	10.8	93.9
South-East Asia (1)	838	58.7	7.6	1,200	101.0	9.1	72.1
Europe (2)	646	55.4	6.9	659	66.5	8.1	20.0
South and Central America	287	18.0	6.6	382	29.6	7.8	65.1
Western Pacific (3)	1,531	76.7	4.7	1,772	112.8	5.7	47.0
Africa	379	12.1	3.8	653	23.9	4.7	98.1

Total	4,345	284.6	6.4	5,589	438.4	7.7	54.0

Source: IDF.
(1)	The South-East Asia region includes, among other countries, India.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China.

Cost of Treatment

According to the Diabetes Atlas, published by the International Diabetes Foundation, estimated global healthcare expenditures associated with the treatment and prevention of diabetes and its complications are expected to total at least US$376 billion in 2010. By 2030, this number is projected to exceed US$490 billion.

In addition, the Diabetes Atlas estimates that there is a large disparity in spending for diabetes treatment among regions and countries with more than 80% of estimated global diabetes expenditures made in higher income countries rather than in lower- and middle-income countries where over 70% of people with diabetes live.

The following table presents projected diabetes-related regional healthcare expenditures in 2010 and 2030:

Region	2010	2030
	(In US$ billions)	(In US$ billions)
North America & Caribbean	214.2	288.7
Middle East and North Africa	5.6	11.4
South-East Asia (1)	3.1	5.3
Europe (2)	105.5	124.6
South and Central America	8.1	13.2
Western Pacific (3)	38.2	44.8
Africa	1.4	2.0

Source: The Diabetes Atlas
(1)	The South-East Asia region includes, among other countries, India, Bangladesh, Nepal and Sri Lanka.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China, Indonesia, Australia, Japan, Korea, Philippines, Thailand and Vietnam.

According to the Diabetes Atlas, the United States is projected to spend US$198 billion, or 52.7%, of the total global diabetes-related healthcare expenditures in 2010, while India, the country with one of the largest number of diabetes patients, is projected to spend an estimated US$2.8 billion, or less than 1%, of the total global diabetes-related healthcare expenditures in the same period. In 2010, an estimated average of US$7,383 per patient is expected to be spent on diabetes-related care in the United States, while an estimated US$55 per patient will be spent in India.

We believe that a cost-effective solution for the treatment of diabetes is critical in developing countries where income levels are generally low since diabetes patients in these countries have to pay for most, if not all, of their treatment. In addition, if the healthcare systems in these countries undergo reforms and increase their support for diabetes patients, we believe that their limited resources will cause them to seek cost-effective diabetes treatment solutions.

We believe that the economic burden of diabetes treatment may be too high for some patients in developed countries as well. Diabetes patients who either reside in developed countries where reimbursement for diabetes treatment is limited, such as certain countries in eastern Europe, or reside in developed countries where the treatment of diabetes does not qualify for partial or full reimbursement under their national healthcare system, such as Type 2 diabetes patients in many developed countries, are also in need of a cost-effective insulin delivery device. In addition, diabetes patients using private healthcare systems often require treatment solutions that are not cost prohibitive.

Treating Diabetes

Diabetes is often frustrating and difficult for patients to manage because blood glucose levels are affected by the carbohydrate content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin on the body. Insulin-dependent diabetes patients, consisting primarily of Type 1 patients, require (i) constant monitoring and the daily administration of insulin, as well as the ingestion of additional carbohydrates throughout the day, in order to maintain blood glucose levels within normal ranges, and (ii) a continuous supply of insulin, known as basal insulin, to provide for background metabolic needs. In addition to basal insulin, insulin-dependent patients require supplemental insulin, known as bolus insulin, to compensate for carbohydrates ingested during meals or snacks or to correct for high blood glucose levels. Diabetes patients attempting to control their blood glucose levels tightly to prevent long-term complications associated with fluctuations in levels are at greater risk for overcorrection, which often results in hypoglycemia. As a result, the time spent managing diabetes, the fluctuations in blood glucose levels and the fear of hypoglycemia all contribute to the often overwhelming burden borne by patients and their families.

Insulin Therapies

There are three primary types of insulin therapy:

•
conventional therapy, which consists of patients using insulin injector systems (as described under “—Insulin Delivery Systems—Insulin Injectors Systems”) to administer a mixture of long-acting and regular insulin once or twice per day;

•
MDI (Multiple Daily Injection) therapy, which consists of patients using insulin injector systems to administer long-acting insulin or a mixture of long-acting and regular insulin once or twice per day, plus an additional administration of a rapid-acting insulin before all meals and snacks and as needed; and

•
insulin pump therapy, which consists of patients using insulin pumps (as described under “—Insulin Delivery Systems—Insulin Pumps”) to administer a continuous infusion of basal rapid-acting insulin via a subcutaneous (i.e., below the skin) infusion set with the ability to infuse bolus rapid-acting insulin before all meals and snacks and as needed.

Insulin Injector Systems

Conventional and MDI therapies use insulin injector systems, which include pre-filled and reusable insulin pen injectors, insulin syringe and needle sets and insulin jet injectors.

•
Insulin pen injectors are either pre-filled, ready-to-use devices that contain multiple doses of insulin or reusable devices that use cartridges of insulin that are replaced every few days. Insulin pen injectors use short thin needles and a spring to deliver the medication.

•
Insulin syringe and needle sets are specially designed needles attached to small, hollow barrel-shaped devices equipped with a movable plunger and are intended for single use. Most insulin syringe and needle sets are packaged in ready-to-use form with the needle attached to the barrel.

•	Insulin jet injectors are designed to deliver insulin subcutaneously by releasing a high pressure jet stream through a very small opening located on the bottom of the injector.

Insulin Pumps

There are currently two types of insulin pumps available on the market: durable and fully-disposable.

Durable insulin pumps are small mechanical devices slightly larger than a pager. A durable insulin pump is worn externally, usually on a belt or in a pocket, and delivers insulin subcutaneously through a disposable infusion set. An infusion set consists of two tubes: a tiny flexible plastic tube, known as a cannula, which is inserted beneath the skin, usually in the abdomen, arms or legs; and a thin plastic tube, which connects the cannula to the insulin pump. Infusion sets are usually replaced every two or three days. Insulin is delivered through the infusion set via a reservoir cartridge in an insulin pump that typically contains between 200 and 300 units of insulin. The reservoir cartridge connects to the infusion tubing through an adapter in the pump.

Fully-disposable insulin pumps are small, light and self-adhesive disposable devices that are currently only offered by Insulet. The pump is worn directly on the skin beneath a patient’s clothing for up to three days before it is replaced. Insulin is injected into a cartridge reservoir in the pump, which contains up to 200 units of insulin, and is delivered through a cannula (similar to the one used in a durable pump) inserted beneath the skin via an automated insertion process. A disposable insulin pump is accompanied by a wireless hand-held device, similar in size and appearance to a personal digital assistant, which is used to program and control the insulin pump.

NHS Purchasing and Supply Agency, Centre for Evidence-based Purchasing, Buyers' Guide: Insulin Pumps. CEP 08004 February 2008, estimates that the direct costs of insulin pump therapy are approximately three times higher than MDI therapy. These costs include equipment costs (insulin pumps and related disposables) and insulin costs.

The following table sets forth the 2008 market share of insulin delivery devices in Europe (according to Frost & Sullivan’s European Insulin Delivery Devices Market Outlook, April 2009) based on percent of revenues from sales by insulin delivery device:

Type of Insulin Delivery Device	Europe
Non-Insulin Pump Delivery Devices	73.3%
Insulin Pumps	26.7%

The Benefits of Insulin Pump Therapy

MDI therapy and insulin pump therapy are intensive insulin management therapies, which many healthcare professionals believe result in a more effective control over blood glucose levels. Although conventional therapy is easy to administer and is relatively inexpensive, it is the least effective therapy and leads to the highest long-term complication rates.

The 1993 Diabetes Control and Complications Trial, or DCCT, which tracked Type 1 diabetes patients, and the 1998 UK Prospective Diabetes Study, or UKPDS, which tracked Type 2 diabetes patients, demonstrated that diabetes patients who intensively managed blood glucose levels delayed the onset, and slowed the progression of, diabetes-related complications. The DCCT demonstrated that intensive management reduced the risk of complications for Type 1 diabetes patients over an average period of 6.5 years by 76% for eye disease, 60% for nerve disease and 54% for albuminuria and 39% for microalbuminuria, both of which are types of kidney disease. The UKPDS demonstrated that lowering blood glucose levels in Type 2 diabetes patients through intensive diabetes therapy resulted in lower incidences of diabetes-related eye disease, nervous system disease and kidney disease and that the rate of overall complications relating to microvascular disease decreased by 25% over an average of ten years. The 2005 Epidemiology of Diabetes Intervention and Complications Study, or EDIC, which reexamined approximately 90% of the DCCT subjects over a period of six years, concluded that intensive diabetes therapy reduces the risk of cardiovascular disease by 42% and the risk of non-fatal heart attack, stroke or death from cardiovascular disease by 57%.

Notwithstanding the benefits of MDI therapy, insulin pump therapy is widely considered to be the most physiological and most advanced of all insulin therapies because it most closely mimics a normally-functioning pancreas by using rapid-acting insulin and allows patients to customize basal and bolus insulin doses to meet their specific and varying daily insulin needs. Studies have shown that MDI therapy, although more effective than conventional therapy, is less physiological than insulin pump therapy since it delivers a constant level of basal insulin during the day and night while the body’s needs for basal insulin is usually not as constant. In addition, MDI therapy requires as many as six painful injections per day to compensate for each meal or snack.

Insulin pump therapy has been shown to provide people with insulin-dependent diabetes with numerous advantages compared to MDI therapy, including:

•
Better Glycemic Control –  several studies have demonstrated the superiority of insulin pump therapy over MDI therapy with respect to better glycemic control, reduced glycemic variability and hypoglycemic events. Insulin pump therapy also provides greater consistency in basal insulin absorption over MDI therapy due to the use of rapid-acting, as opposed to long-acting, insulin, and in bolus therapy through the infusion of supplemental insulin more frequently and without the need for injection.

•
Increased Lifestyle Flexibility – insulin pump therapy provides patients with increased flexibility with respect to their diet, ability to exercise and sleeping habits. With MDI therapy, patients may need to eat whether or not they are hungry to compensate for peaking insulin, falling blood glucose levels or exercise. With insulin pump therapy, insulin peaking is reduced and patients can generally tolerate falling blood glucose levels or exercise without being forced to eat by temporarily reducing their infusion rate of basal insulin. Moreover, insulin pump therapy frees patients from frequent painful injections.

The Challenges of Current Insulin Pump Therapy

Although insulin pump therapy is considered the best clinical treatment solution for Type 1 diabetes patients and for Type 2 diabetes patients who are insulin-dependent, its widespread adoption has been limited.

We believe that the limited adoption of insulin pump therapy is attributable to its high cost and the less than optimal performance and design of currently available insulin pumps. We further believe that some of these factors are related to the use of a motor and gear train delivery method in our competitors’ insulin pumps.

Cost

The insulin pumps offered by our competitors use a motor and a gear train to administer insulin, which we believe results in high production costs. In addition, motor and gear trains require sophisticated and costly manufacturing processes. We believe that the high costs associated with motor and gear train insulin pumps have severely limited the adoption of such pumps, particularly in developing countries.

As a consequence of the high costs associated with motor and gear train insulin pumps, durable insulin pumps have a list price of between US$4,000 and US$6,000. These costs are in addition to the continuing annual cost of infusion sets, batteries and an expensive type of insulin required for the operation of an insulin pump. To our knowledge, durable insulin pumps currently on the market are generally intended to be used over a period of four years, which is the standard warranty period for such devices. The list price of Insulet’s Omnipod – the only marketed fully-disposable insulin pump – can be as low as US$700; however, after the initial acquisition of the system, a user of an Omnipod needs to purchase at least 10 disposable insulin pumps per month with a list price of US$34 each. Assuming a four-year operation period (the remote control of the Omnipod system also carries a four-year warranty period), and taking into account the cost of supplies required for the durable insulin pumps (estimated at US$1,500 per year, excluding the cost of insulin), the overall price of the fully-disposable insulin pump is even higher than the price of durable insulin pumps. The overall list price of the Omnipod could match the list price of a durable insulin pump after only two years of use. Nevertheless, the cost advantage of the fully-disposable insulin pump remains in its pay-as-you-go pricing model. Since we have only recently begun sales of our Spring Adi Pump and our Spring Universal Infusion Sets in a limited number of countries, have not yet begun sales of our Spring Hybrid Patch Pump, and have not yet fully executed the manufacturing and supply agreement, we are not yet able to provide definitive information as to the costs or list prices of our products. Nevertheless, since our insulin pumps do not require a motor and gear train, we believe that we will be able to provide a cost-effective treatment solution to governments and private payors. For a detailed description of our spring-based technology and products, see “—Our Business.”

In the United States and other developed countries, the costs of insulin pumps are usually covered in part by third-party payors, but co-payments and deductibles can still be significant. For example, co-payments in the United States usually amount to 20% of the cost of an insulin pump, which means that a patient would have to invest between US$800 and US$1,200 for the insulin pump and US$300 annually for infusion sets, in addition to the cost of insulin. Type 2 diabetes patients typically face even higher costs because some of them do not receive reimbursements.

We believe that a further obstacle to the widespread adoption of insulin pump therapy in the United States is third-party payors’ reluctance to cover the large up-front costs of durable insulin pumps due to the relatively short average length of time patients remain with the same health plan and the risk that they may abandon insulin pump therapy.

Performance

We believe that motor and gear train delivery mechanisms have certain disadvantages. For example, the successful delivery of the intended dosage of insulin is dependent upon the proper operation of a complex process, beginning with a delivery command to the motor, which then activates the gear train and piston in order to create a chain reaction that eventually results in the delivery of the intended dosage of insulin. In order to achieve the force that would push the insulin into a patient’s body, a motor and gear train-based delivery process requires many actions, while a spring-based delivery mechanism requires one action – the release of the spring. Therefore, we believe that a motor and gear train-based insulin delivery process is more susceptible to malfunction than a spring-based delivery process since in a motor and gear train-based delivery process many individual faults can jeopardize the electromechanical delivery command. If not detected by the patient, a malfunction can lead to hyperglycemia or hypoglycemia.  For a detailed description of our spring-based delivery technology, see “—Our Business.” In addition, a motor and gear train system is not directly equipped for the real-time discovery of an improperly executed electromechanical command because it does not measure the flow of insulin into the body. This also leads to a limited ability to detect occlusions, which are blockages in the tube, and an inability to detect air bubbles in the cartridge reservoir or infusion set of the insulin pumps. Although motor and gear train insulin pumps have an occlusion detection and warning feature, such detection may take up to a few hours since the actual insulin output is not closely monitored. Delayed occlusion detection poses an even higher risk to patients while they are sleeping. In addition we believe that motor and gear train insulin pumps offer no solution to the detection of air bubbles in the pump system, which can prevent a full and accurate delivery of the intended insulin dosage.

Durable insulin pumps, including our Spring Adi Pump and the durable portion of our semi-disposable Spring Hybrid Patch Pump, are intended to be used over a four-year period, which is the standard warranty period for such devices. However, compared to the movable components in the Spring Adi Pump, which are included in a disposable cartridge, the movable components in durable insulin pumps are subject to wear and tear, which can compromise the delivery of insulin. Furthermore, because our competitors’ durable insulin pumps contain a motor and gear train, it is difficult for them to minimize the size and reduce the weight of their devices. Our Spring Adi Pump is also more silent than insulin pumps that contain motor and gear train, and does not produce background noises, with the exception of the occlusion alarm, which enables the prompt detection of even a partial occlusion in the tubing.

Aside from the motor and gear train, our competitors’ insulin pumps do not include integrated cartridge and infusion sets, which we believe increases the likelihood of the occurrence of leaks in the joint connecting the infusion set to the insulin pump, known as a luer lock, and can result in the delivery of incorrect insulin dosages. More importantly, we believe that none of our competitors’ infusion sets or insulin pumps are capable of detecting the detachment of an infusion set from a patient’s body. If, for example, an infusion set detaches from a patient’s body during the night with no warning, the patient may not receive insulin for a prolonged period, which may result in an adverse medical event.

Furthermore, in the DCCT, an important aspect of intensive insulin management was the monitoring of blood glucose levels at least four times per day using conventional single-point blood glucose meters. Although not unique to insulin pump therapy, insufficient testing of blood glucose levels reduces the effectiveness of insulin pump therapy. Currently, most patients using an insulin pump must perform blood glucose testing independently and manually adjust the infusion instructions accordingly. We believe that most patients do not perform sufficient testing. Therefore, diabetes patients will benefit from a system that allows for both continuous glucose monitoring and continuous subcutaneous insulin infusion on the same patch, such as the system we are currently developing. See “—Research and Development” for a more detailed description of our “closed-loop” system.

Design and Ease of Use and Maintenance

Many patients find durable motor and gear train insulin pumps to be obtrusive. Durable insulin pumps are about the size of a large pager and are typically worn on a belt or in a pocket. To experience truly continuous insulin infusion therapy, a patient must be continuously connected to the insulin pump via up to 42 inches of tubing, which can interfere with a patient’s normal movement, sleep and exercise. In addition, the infusion set’s tubing can twist, leak or be accidentally disconnected, resulting in inconsistent or interrupted insulin delivery and requiring patients to take the time to insert a new infusion set. Additionally, patients often disconnect their infusion set’s tubing and remove the insulin pump in order to shower, swim and exercise, which is both an inconvenience and an interruption of insulin delivery. In some cases, patients must remove the insulin pump because the device is not waterproof.

Insulin pumps require patients to manage numerous components, including the insulin pump, reservoir cartridge, tubing, infusion set, insertion device, batteries and separate blood glucose testing supplies. Insulin pumps also require a significant number of steps to initiate insulin delivery, including connecting and priming various components of the system and manually inserting the infusion set, either with or without an insertion device. In addition, most insulin pumps have user interfaces that require the user to learn specific coding instructions, which may be difficult to understand and may limit the use of advanced therapy features. Because of these attributes, insulin pumps require training and we believe are often difficult to use, limiting a patient’s ability to optimize their diabetes management through insulin pump therapy. We also believe that the complexity of certain insulin pumps significantly limits healthcare professionals’ willingness to recommend insulin pump therapy due to the limited number of patients that they consider to be insulin pump therapy candidates.

Finally, due to the need to wear and be connected to an insulin pump, patients often experience psychological challenges associated with the perception of being visibly dependent on a “life supporting device.”

Our Business

We are a medical device company engaged through our subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

We commenced sales and marketing operations in late 2009 and are currently selling our Spring Adi Insulin Delivery System, or Spring Adi Pump, to our distributors mainly in Europe. We have also engaged distributors in Poland, Sweden, the Netherlands and Belgium, the Czech Republic, Italy, Greece, Mexico and China to sell and market our products in those countries, and, subject to our receipt of the necessary regulatory approvals, we intend to begin selling our products in these markets in the future. Our Spring Universal Infusion Sets include unique features, such as our proprietary detach-detect mechanism, which alerts a patient when the infusion set detaches from the patient’s body. We are also in the process of developing our Spring Hybrid Patch Pump, a semi-disposable insulin patch pump, and have commenced its commercialization process by transitioning it from a research and development product to a product that we can sell in large quantities. This process, which we expect to complete by the beginning of 2012, entails the finalization of our Spring Hybrid Patch Pump’s commercial design and layout (which includes the incorporation of a user-friendly interface and casing into its design and the development of a manufacturing process that would allow us to manufacture it in large quantities), the launch of a marketing campaign, the identification, engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals.

While we intend to roll out our products initially in Europe, we also plan to focus on our commercialization efforts in the BRIC countries and Mexico. We have already entered into distribution agreements with respect to Mexico and China, although we have not yet obtained the required regulatory approvals and do not presently sell our products in the BRIC countries and Mexico.

Our research and development operations are ongoing and are focused on creating the next generation of our insulin pumps, including a simplified semi-disposable insulin pump specifically designed to treat Type 2 diabetes patients who typically do not begin using insulin until later in life and, therefore, are generally less amenable to complex insulin delivery user interface. We are also focused on developing a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.

We operate mainly through our subsidiary, Spring Health Solutions, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Spring Adi Pump, as well as the final stages of development of our Spring Hybrid Patch Pump. Spring Health Solutions also operates in conjunction with Spring-Set Health Solutions on manufacturing and marketing our Spring Universal Infusion Sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Spring Health Solutions to develop a combined continuous glucose monitoring and insulin pump device on one patch.

Additionally, through our subsidiary, NextGen, we hold an indirect controlling interest in Sindolor Medical, which is developing pain alleviation products. NextGen is a holding company, which is publicly traded on the TASE. NextGen has entered on December 31, 2010 into a definitive agreement for the acquisition of the shares of two privately held Israeli companies, according to which, subject to certain conditions precedent and subsequent, NextGen will acquire the shares of the two companies in exchange for the issuance of shares of NextGen constituting 76.3% of the issued and outstanding share capital of NextGen after the issuance. The conditions were not met and it was mutually agreed to terminate this agreement. We currently hold 57.6% of the share capital of NextGen on a fully diluted basis.

Our Technology and Products

    Spring Adi Pump

We have begun marketing our Spring Adi Pump (previously known as “Adi Insulin Pump”) through a limited size commercial pilot in several countries. Our Spring Adi Pump has received a CE Mark, which certifies that a product has met European Union consumer safety, health or environmental requirements. The first generation of our Spring Adi Pump has been cleared for marketing in the United States by the FDA and has also received the required regulatory approvals for marketing in Israel. We are currently in the process of applying for regulatory approvals in Mexico and China.

Spring Universal Infusion Sets

Our Spring Universal Infusion Sets (previously known as “LightyDD Infusion Sets”), can be used with insulin pumps that use luer locks or have an adaptor to use luer locks to connect the infusion set to the insulin pump. They have received a 510(k) clearance, a CE Mark, an Amar approval (the required regulatory approval in Israel, for the use in three medical centers in Israel), and a certificate of free sale in Israel. Spring-Set Health Solutions has also received a medical device license to market the Spring Universal Infusions Sets in Canada. We have also begun marketing them as generic infusion sets in several countries in Europe. We are awaiting regulatory approvals to begin marketing our Spring Universal Infusion Sets in Mexico and China. On May 4, 2011, we announced that Spring-Set Health Solutions has completed a usability and safety study relating to our Spring Universal Infusion Sets.

Spring Hybrid Pump

Our Spring Hybrid Patch Pump (previously known as “Nilipatch Insulin Pump”), which we are currently in the  initial stages of preparing it for mass production, is a semi-disposable insulin patch pump . It can be worn externally using an infusion set or attached directly to the skin without any tubing. The pump may be controlled directly, and is also accompanied by a wireless remote control with a large color screen and a blood glucose monitoring component. Our Spring Hybrid Patch Pump has the same advantageous features of our Spring Adi Pump but in a smaller and more discreet device. We believe that we will also be able to offer a version of the same insulin patch pump compatible with pre-filled, off-the-shelf insulin cartridges. The Spring Hybrid Patch Pump is semi-disposable and features a drive mechanism and reservoir cartridge that are disposable and a control unit that is durable and can be used over a long period of time, for which we intend to provide a four-year warranty.

The first version of our semi-disposable Spring Hybrid Patch Pump has received a CE Mark. We expect that a commercial version of the Spring Hybrid Patch Pump will be submitted for regulatory approval in Europe. United States, and other jurisdictions as required. We expect that we will have finalized our Spring Hybrid Patch Pump’s commercial layout and design, commenced preparations for its production and commercialization, and obtained all required regulatory approvals for its commercial designs for the European market by the beginning of 2012 and for the BRIC countries and Mexico by the second half of 2012.

Competition

The market for insulin pumps is highly competitive, subject to rapid change and highly sensitive to the introduction of new products. We compete with other developers and manufacturers of insulin pumps, developers and manufacturers of other insulin delivery methods and other diabetes treatment methods.

Most of our competitors in the insulin pumps market are large companies who aggressively devote significant resources to product development, marketing and sales. According to Medtech Insight, the market leader in the U.S. insulin pumps market is Medtronic, which held 54.5% of the U.S. market in 2008. Additionally, Animas and Roche held 25.4% and 15.2% of the U.S. market in 2008, respectively. Insulet, which held 3.6% of the U.S. market in 2008, has recently become a significant participant in the insulin pumps market. Frost & Sullivan’s 2006 “Diabetes Drug Delivery Methods—Market and Technologies” indicates that in 2005 Medtronic and Roche, held 62.5% and 28.2%, respectively, of the insulin pump market in Europe. We believe that the insulin pump markets in the BRIC countries and Mexico have not yet matured.

According to Medtech Insight, all of the companies referred to above are in various stages of introducing and/or developing advanced generations of their insulin pumps, and most of them are aggressively pursuing the development of a “closed-loop” system that would continuously monitor the levels of glucose in the blood and automatically deliver insulin to achieve the required dosage. Medtronic, which controls 90% of the worldwide market of continuous glucose monitoring, has already launched a semi-closed loop system that suspends insulin delivery when it detects that blood glucose levels are too low. Medtronic has also partnered with blood glucose monitoring companies LifeScan Inc., a Johnson & Johnson company, and Bayer Diabetes Care to distribute and co-market glucose meters capable of communicating with Medtronic’s MiniMed insulin pumps. Other participants in the market for continuous glucose monitoring, such as Dexcom Inc. and Abbott Laboratories Inc., have each partnered with insulin pump companies, such as Insulet and Animas, to develop systems that work together.

Advanced generations of our competitors’ insulin pumps would likely incorporate some of the features that we consider as differentiating features of our insulin pumps. For example, Medtronic is expected to launch a semi-disposable insulin patch pump. In addition, successful introductions of closed loop systems, which integrate continuous glucose monitoring and the insulin pump on the same patch, may impact the demand for insulin pumps.

We expect that competition for our products will be intense. Since most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have, we believe that they are better situated to maintain and/or increase their market shares, primarily because they have:

•	significantly greater brand recognition;

•	established relationships with healthcare professionals, customers and third-party payors;

•	established distribution networks and channel penetration;

•	additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or

•	greater financial and human resources for product development, sales, customer support and marketing and patent litigation.

The large market participants have established worldwide operations, which we are only beginning to develop. Even Insulet, a relatively new market participant, which offers an insulin patch pump that we believe is the most comparable to our Spring Hybrid Patch Pump, has recently entered into a distribution agreement with Ypsomed to exclusively distribute its product in 11 countries, including Australia, China and various countries in Europe. Furthermore, Insulet has signed a distribution agreement with GlaxoSmithKline Inc. according to the agreement, GlaxoSmithKline Inc. will have exclusive rights to promote, advertise, market, distribute and sell the OmniPod system in Canada.

In addition, primarily due to the prevalence of diabetes in developing countries, market participants are working to develop additional cost-effective and/or convenient insulin delivery methods, such as an insulin spray, which Generex Biotechnology Corp. has already launched in India, and an inhaled insulin product developed by MannKind Corporation, although been asked by the FDA to conduct two clinical trials with the inhaler, is expected to be introduced into the U.S. market by 2012. Although these products are not substitutes for insulin pump therapy, which is widely considered to be the most physiological and most advanced of all insulin therapies, their successful launch could adversely affect the demand for our products.

Our products also compete with MDI therapy, which utilizes substantially less expensive delivery methods than insulin pump therapy, such as pen injectors and syringes. MDI therapy has become more effective through the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S. While we believe that insulin pump therapy, in general, and our insulin pumps, in particular, have significant competitive and clinical advantages over traditional MDI therapy for Type 1 diabetes patients, improvements in the effectiveness of MDI therapy may result in fewer diabetes patients converting from MDI therapy to insulin pump therapy.

Our Business Strategy

Our goal is to gain a significant share of the worldwide market for insulin pump therapy and related disposables, primarily in the BRIC countries, Mexico and Europe. To achieve our goal, we intend to employ the following strategies:

Leverage the cost-effectiveness of our spring-based design to penetrate markets in the BRIC countries and Mexico.

We believe that certain markets, including the BRIC countries and Mexico, under-utilize insulin treatment, in general, and insulin pump therapy, in particular, due to the high cost of our competitors’ currently-available insulin pumps for which no, or limited, reimbursement is currently available from third-party payors. Upon our receipt of the necessary regulatory approvals, we intend to leverage the cost-effectiveness of our spring-based design to penetrate these markets. Our initial focus in these markets will be on Type 1 diabetes patients. We have entered into distribution agreements for Mexico and China and are in the process of identifying and negotiating with additional distributors and/or licensees in Brazil, Russia and India.

Achieve higher margins by utilizing distributors and avoiding the costs associated with maintaining a direct sales force and customer support.

We do not currently have and do not intend to employ a direct sales force. Instead, our business model anticipates using local third-party distributors to distribute our products in order to avoid the sizeable direct and indirect costs associated with maintaining a direct sales force and customer support. We believe this approach will decrease the costs we incur with respect to selling and distributing our products and maximize the sales potential of our products.

Roll out our products initially in Europe.

We have entered into distribution agreements covering our Spring Adi Pump and Spring Universal Infusion Sets in Sweden, Italy, the Netherlands and Belgium, Greece, and the Czech Republic. Both of these products have received CE Mark approval, which certifies that a product has met European Union consumer safety, health or environmental requirements. We intend to roll out these products in other European countries by entering into additional distribution agreements. We believe that the successful distribution of our products in the countries in which we have already engaged distributors will allow us to gain brand and product recognition, which will enable our penetration into additional European countries and, eventually, will support our entry into the United States.

Continue our research and development efforts.

We intend to continue our research and development efforts to develop next generation insulin pumps either on our own or together with a strategic partner. Our research and development efforts include the development of (i) a simplified insulin pump specifically designed to manage the treatment of Type 2 diabetes patients, the treatment of which may not be as intensive as the treatment of Type 1 diabetes but for which an insulin pump may be the most appropriate and convenient treatment solution, (ii) a device that combines an insulin pump and a continuous glucose monitoring device on one patch, which we believe will enhance the effectiveness of insulin pump therapy and will be marketable to diabetes patients worldwide, and (iii) products that incorporate MEMS. See “—Research and Development” for a more detailed description of these products.

Streamline our manufacturing capabilities to further minimize our material costs.

We are a small company and currently assemble all of our products at our facilities near Haifa, Israel. We intend to streamline our manufacturing capabilities by entering into contract manufacturing agreements with third parties, which we believe will allow us to further minimize our cost structure and ensure that we can meet the anticipated demand for our products. We also believe that the outsourcing of our manufacturing capabilities will allow our management to focus on our marketing and product development efforts. We have recently entered into a definitive agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Spring Adi  pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. In March 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets. The production of the consumable components of our Spring Adi Pump and, when available, our Spring Hybrid Patch Pump, is expected to be launched by UPG later in 2012. For more information, see “—Manufacturing and Quality Assurance.”

Create a presence for our products in the United States.

We plan to introduce our Spring Universal Infusion Sets into the U.S. market once we receive the necessary clearances and approvals from the FDA. Our Spring Universal Infusion Sets are compatible with most other manufacturers’ durable insulin pumps, but are not compatible with insulin pumps manufactured by Medtronic, which has the largest market share of insulin pumps.

Leverage our proprietary technology for use in other drug delivery therapies.

We believe that our proprietary spring-based delivery technology may be adapted for other drug delivery therapies. We may explore opportunities to apply our proprietary technology to complementary drug therapies on our own or, if necessary, through strategic partnerships with third parties.

Research and Development

As of June 1, 2011, we had 16 employees in our research and development operations. In addition, we periodically engage subcontractors to perform specific research and development projects, such as mold planning, product design, software and hardware. Our research and development operations are primarily focused on the development of our next generation durable insulin pump and our Spring Hybrid Patch Pump, which will also be the basis for any future drug delivery devices. In addition, we are developing a continuous blood glucose monitoring system and a device that will host our insulin pump and our continuous blood glucose monitoring system on one patch to create a “closed-loop” system, mimicking the biological function of the pancreas. This continuous blood glucose monitoring system has proved feasible in animal studies and is currently undergoing additional animal testing.

We have also begun research and development on next generation products which will incorporate MEMS elements that are expected to enable us to further reduce the size and weight of our products and further reduce our cost of goods. MEMS is the integration of mechanical elements, sensors, actuators and electronics on a common silicon substrate through microfabrication technology, which holds the promise of the realization of complete systems-on-a-chip. Because MEMS devices are manufactured using batch fabrication techniques similar to those used for integrated circuits, it is believed that high levels of functionality, reliability and sophistication can be placed on a small silicon chip at a relatively low cost.

We believe that our products may also be utilized for the delivery of other medications that need to be administered subcutaneously in precise and varied doses over an extended period of time. These medications may include drugs used for pain alleviation, spinal cord compression and cancer drugs or hormones. If we are able to identify an appropriate strategic partner, we intend to commence research and development for the utilization of our core technology in such drug delivery devices.

Our gross research and development expenditures were NIS 14,658 thousand (approximately US$4,130 thousand), NIS 13,193 thousand (approximately US$3,717 thousand) and NIS 14,100 thousand (approximately US$3,973 thousand) in 2008, 2009 and 2010, respectively. The Office of the Chief Scientist has funded a substantial portion of our research and development expenses. See “Item 10E. Taxation —Office of the Chief Scientist.” We expect to increase our expenditures on our research and development operations in order to complete the development of our products under development, as described above.

We have a scientific advisory board, whose members are experts in the field of diabetes who advise us on the development, design and clinical applications of our products, as well as on physician education and other matters that may affect market acceptance of our products. Our scientific advisory board meets with management at least once a year.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment provisions to protect our intellectual property rights. All professional employees and technical consultants are required to execute confidentiality provisions in connection with their employment and consulting relationships with us. We also require all professional employees and technical consultants to agree to disclose and assign to us all inventions developed in connection with their services to us. However, there can be no assurance that these provisions will be enforceable or that they will provide us with adequate protection of our intellectual property rights.

Our spring-based delivery technology is protected by several issued patents in the United States, the European Union and Israel. Our bubble detection feature is protected by issued patents in the United States, Canada, Japan and Singapore. In June 2011, we were granted with a patent relating to our detach-detect mechanism. We are also seeking patent protection for our spring-based delivery technology in Canada, and for our bubble detection feature in Korea, India, China, Israel and the European Union. We have filed patent applications with respect to a semi-disposable drug delivery device with wireless monitoring in United States, Israel and European Union. In addition, we have ten additional pending patent applications, covering various novel aspects of our infusion set, continuous glucose monitoring system, and combined continuous glucose monitoring and insulin pump device. We filed most of these additional patent applications only in the United States or as an international application, but we filed a patent application covering our Spring Universal Infusion Sets’ detach-detect mechanism additionally in the European Union, Japan, China, India, Israel, Korea and Singapore.

We recently received a letter from a third party relating to a European patent that purports to cover a certain mechanism used in the integrated infusion set of our Spring Adi Pump for the insertion of the cannula through which insulin is infused into a patient’s body. In this letter, the third party requested that we explain why we believe that our mechanism does not infringe this European patent and also indicated that it is willing to consider granting us a license against the payment of a royalty. After consulting with our European patent attorney, we reached the conclusion that our insertion mechanism did not infringe any valid claim of the patent in question, and presented our conclusions to the third party. We have not received any further communications from the third party since then.

Our trademarks include “Spring Health Solutions” and we have filed applications for the registration of “Spring,” initially in the United States and the European Union. In the European Union, a third party has opposed registration of the "Spring" trademark. Negotiations are currently underway with the third party with a view to reaching a commonly agreeable definition of the goods and services, which we hope will allow completion of the registration. See "Item 3. Risk Factors—Risk Relating to our Intellectual Property—If we are unable to protect our intellectual property rights, our competitive position could be harmed". All other trademarks, trade names and service marks appearing in this annual report on Form 20-F are the property of their respective owners.

See also “Item 3D. Risk Factors—Risks Relating to Our Intellectual Property.”

Our Customers, Sales and Marketing

We began selling our Spring Adi Pump and Spring Universal Infusion Sets through a limited size commercial pilot in several countries. Our strategy is to enter into distribution agreements, to receive the regulatory approvals in the BRIC countries and Mexico and to increase our roll-out in Europe. We also intend to explore the expansion of our sales through partnership opportunities with insulin producers, as well as licensing and manufacturing agreements with manufacturers who will both manufacture and sell our products. We employ a Chief Commercial Officer, a marketing director and additional support personnel to manage and expand our sales and marketing efforts, but we currently do not intend to hire a direct sales force. We have recently launched our brand name Spring™ under which we intend to market all our products. As part of launching our brand name, we have also launched a new website, www.springnow.com, which is primarily intended for physicians and diabetes patients.

Spring Health Solutions has entered into seven distribution agreements, which provide for the distribution of our products in Sweden, the Netherlands and Belgium, the Czech Republic, Italy, Mexico, China and Greece. With the exception of our distribution agreement for Sweden, which has an initial term of two years, each of the distribution agreements has an initial term of three years and is thereafter automatically renewed, usually for one-year periods, unless either party notifies the other of its desire not to renew six months in advance. In addition, each party to the distribution agreements may terminate the agreement upon 180-days’ prior written notice to the other party. Each of our distributors may distribute our products only within specified territories and, with the exception of our distribution agreement for the Netherlands and Belgium, the agreements are mutually exclusive, which means that each of the distributors has the exclusive right to distribute our products in its specified territory and has agreed not to distribute products within its specified territory that may compete with our products. Our distributor in the Netherlands and Belgium has the exclusive right to distribute our products in its territory but has not agreed to refrain from distributing competing products. Our distribution agreement for China provides for the sale of our Spring Universal Infusion Sets on a non-exclusive basis, our distribution agreements for Mexico and Sweden allow us to sell our infusion sets to original equipment manufacturers, and our distribution agreement for the Czech Republic allows us to sell our products to entities that will market them under their own private label. We may terminate any distributor’s exclusive right to distribute our products in its specified territory if the distributor does not meet a sales target to be determined annually between the parties. Such failure also allows us to terminate the agreement in its entirety. We have granted a right of first refusal to our Mexican distributor with respect to the distribution of our future products in Mexico and, with respect to our other distributors, we have agreed to favorably consider them as distributors for our future products in their specified territories if they meet their sales targets. Each distributor has agreed to ensure that our products are sold only to suitable users who have been prescribed insulin pumps by their physicians and have successfully completed comprehensive insulin pump training by a competent tutor. Each distributor is also responsible for the after-sale support and customer service required by our products.

Our Chinese distributor has also prepared a marketing plan for the introduction of our products into the Chinese market and has undertaken to invest US$1.3 million over a four-year period to execute this plan.

Pursuant to an agreement with the T.B.N. Group, which facilitated our engagement with the Chinese distributor, we are obligated to pay the T.B.N. Group a commission at the rate of 6% of the total amounts received by us for sales to the distributor in each quarter, for a period of 3.5 years from the date of the first order received by us (after the execution of the agreement and the completion of the regulatory proceedings in China).

Manufacturing and Quality Assurance

We are currently producing our Spring Adi Pump, its related disposables and our Spring Universal Infusion Sets at our facility in Tirat Carmel, Israel and at a subcontractor’s site in Israel. We rely on outside suppliers for our components and our production activities currently include manually assembling the components of our products, which limits our ability to increase our manufacturing capacity. In August 2010, we entered into a definitive agreement with UPG for the support of our design for manufacturing and manufacturing of the disposable parts of our Spring Adi  pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. In March 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets. The production of the consumable components of our Spring Adi Pump and, when available, our Spring Hybrid Patch Pump, is expected to be launched by UPG later in 2012.

We operate pursuant to a quality assurance system that meets the requirements of ISO 13485. We have devised a quality assurance system that consists of a quality assurance manual, quality assurance procedures, work instructions and forms filled out by our employees that allow us to monitor employee compliance with our manufacturing procedures. We have also set standards for our suppliers and subcontractors and have confirmed that our current suppliers and subcontractors meet these standards. We perform inspections and tests throughout the manufacturing process, beginning with inspections of raw materials and components upon their receipt through in-process inspections and final inspections of our products. In addition, our development activities are strictly documented until our products are transferred to production personnel.

On April 27, 2011, Spring Health Solutions and Spring-Set Health Solutions has received the Canadian Medical Devices Conformity Assessment System, or CMDCAS, certification for their ISO 13485:03 Quality System.

As of June 1, 2011, we had 34 employees primarily engaged in manufacturing and quality assurance activities, all of whom have been trained and are qualified to perform their duties.

NextGen and Sindolor Medical

Sindolor Medical develops pain alleviation products intended to alleviate pain by using a super cooled plate attached to the skin through which the skin is pierced. Sindolor Medical has recently diverted its focus to developing QuickKool™, a homecare device, which is intended to alleviate various types of pain through cooling and may also be used for injections for burns and bruises. QuickKool™ is in its initial stages of development.

Sindolor Medical currently uses funds previously invested in it by its shareholders, including us, to fund its operations. Funds invested in Sindolor Medical by its shareholders since and including the Company’s initial investment in May 2007 amounted to US$1800 thousand as of December 31, 2010. We did not make any investments in Sindolor Medical in 2009 and 2010.  On February 17, 2010, NextGen and Sindolor Medical entered into a convertible loan agreement pursuant to which NextGen agreed to extend a loan to Sindolor Medical in a total amount of NIS 1,000 thousand (approximately US$281 thousand). On February 3, 2011 NextGen agreed to extend the term of the loan until May 16, 2011. On February 24, 2011, NextGen's Board of Directors decided that, since Sindolor's capital is sufficiant to conduct its operations until May 2011, NextGen will decide in May 2011 whether it will continue to finance Sindolor. On May 16, 2011 Sindolor Medical and NexGen have agreed that Sindolor Medical would issue 121,053 shares NIS 0.01 par value, in lieu of repaying the loan. Following the issuance of the said shares, NextGen holds directly and indirectly 66.45% (64.94% on fully diluted basis) of Sindolor Medical's share capital. For a description of our investment in Sindolor Medical, see “Item 7B. Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with Sindolor Medical and NextGen” and the notes to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

NextGen has entered on December 31, 2010 into a definitive agreement for the acquisition of the shares of ClearPath Ltd. and Innosense Ltd., two privately held Israeli companies engage in the functional food and beverage industry. However, on February 17, 2011, the parties to the definitive agreement mutually agreed to terminate it.

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical.

Health, Regulatory, Environment and Pricing

Health

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality of medical equipment and services;

•	billing and reimbursement for services;

•	financial relationships with physicians and other referral sources, such as diabetes educators;

•	inducements and courtesies being given to patients;

•	confidentiality, maintenance, and security issues associated with medical records and individually identifiable health information;

•	false claims;

•	professional licensure;

•	labeling and packaging of products and content and language of instructions for use; and

•	product promotion and advertising.

In the EEA, which is composed of the Member States of the European Union, or the EU, plus Liechtenstein, Norway and Iceland, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Once we commence commercial operations in the United States, we will be subject to, among others, the Medicare and Medicaid laws, the federal anti-kickback law, the Stark law and several similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for, or recommend the acquisition of, healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot assure that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws are potentially applicable to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, including exclusion of providers from participation in the Medicare and Medicaid programs, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to and, therefore, could harm our business, financial condition and results of operations.

Our insulin pumps accumulate data with respect to the patient’s use of the pump. We intend to develop a feature that will allow a patient and his or her physician to download and manage the patient’s information, including health information and personally identifiable information. Countries in which we currently operate or intend to operate in the near future prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the United States, the U.S. Department of Health and Human Services promulgated patient privacy and security rules under HIPAA. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose requiring appropriate physical, administrative and technical safeguards and requiring notification of security breaches. If we are found to be in violation of the privacy or security rules under HIPAA or EEA Member State laws implementing the EU Data Protection Directive or similar laws in other countries, we could be subject to civil or criminal penalties.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. In March 2010, President Obama signed one of the most significant health care reform measures in decades. The PPACA includes provisions that will impose a 2.3% excise tax on the sale of most medical devices in the United States starting in 2013. The medical devices excise tax will increase our cost of doing business, and could have a significant impact on our results of operations. If the cost of this tax is not offset by increased demand for our products, other cost reductions or price increases, we could experience lower margins and profitability and our business, financial condition and results of operations could be materially and adversely affected. The PPACA also will require that medical device manufacturers make certain disclosures relating to financial relationships with physicians, including ownership interests, service contracts, license agreements and royalty agreements.

Regulatory

Our insulin pumps and infusion sets are medical devices subject to extensive regulations, which are meant to assure their safety, effectiveness and compliance with applicable consumer laws. These regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and withdrawal from the market of our products, and most countries in which we intend to sell our products apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive, which provides for certain essential requirements, and we are subject to extensive regulation in the United States by the FDA and other federal, state, and local authorities. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE Mark, indicating that the device conforms to the essential requirements of the Medical Devices Directive and, accordingly, can be commercially distributed throughout the EEA and Turkey and other countries within or outside Europe that have accepted the CE Mark as an acceptable certification of efficiency and safety of medical devices. Furthermore, since we intend to distribute our products in Mexico (where we have already engaged a distributor), China (where we have already engaged a distributor), India, Russia, Brazil and other countries, we will have to obtain the necessary regulatory approvals for distribution in these countries. We currently estimate that we will need to expend between US$150,000 and US$200,000 in order to obtain these regulatory approvals and that the annual maintenance cost of our regulatory approvals will amount to approximately US$50,000.

Our first generation Spring Adi Pump received FDA clearance on June 8, 2008, CE Mark certification on November 21, 2007 and an Amar approval, the required regulatory approval in Israel ("Amar Approval"), on November 11, 2008, while our second generation Spring Adi Pump, the Spring Universal insulin infusion sets and Spring Hybrid Pump received CE Mark certification on March 20, 2009 and September 1, 2009, respectively. On April 28, 2011, we received a 510(k) clearance from the FDA to our Spring Universal Infusion Sets. We filed for Amar Approval in Israel for the Spring Universal Infusion Sets on November 22, 2009. We cannot guarantee when or if we will receive an Amar Approval. In addition, we are currently in the process of applying for regulatory approvals in Mexico and China with respect to our Spring Adi Pump and Spring Universal Infusion Sets, and we are in the process of applying for regulatory approval in Mexico with respect to our Spring Hybrid Pump.

The Medical Devices Directive. The primary regulatory environment in Europe is that of the EU, which includes most of the major countries in Europe, and is generally applicable across the countries of the EEA.

Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. We have commenced distribution of our products in several countries in Europe and must therefore comply with the Medical Devices Directive, as supplemented and amended. We must also comply with the Medical Device Vigilance System, which purpose is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, user or other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of an NCAR. The Medical Device Vigilance System is also intended to facilitate a direct, early and harmonized implementation of FSCA across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include, device recall, modification exchange, or destruction. FSCAs must be notified by the manufacturer or its legal representative to its customers and/or the end users of the device.

In order to comply with the requirements of the Medical Devices Directive, we were required to:

•	implement a sufficient medical quality management system;

•
prepare a technical file for each family of devices, which contains product and manufacturing information as to the product risk analysis, operation manual or approved instructions included in the product, material safety data sheets, labeling and any other relevant documentation, including clinical and medical support information and biocompatibility reports;

•	contract an Authorized Regulatory Representative to be based in one of the member countries of the European Community; and

•	our quality management system and technical file was audited by a notified body.

The medical quality management system that we have adopted is the ISO 13485:2003, which is now the highest standard in the medical devices’ industry. On April 27, 2011, Spring Health Solutions and Spring-Set Health Solutions have received the CMDCAS certification for their ISO 13485:03 quality system. In addition, we are certified for the ISO 9001:2000.

We are subject to annual audits by a notified body under the Medical Devices Directive. During this audit, the notified body examines the maintenance and implementation of our quality system, device post marketing feedback and any changes or modifications made to the products.

Failure to comply with the EEA Member State laws implementing the Medical Devices Directive or with other applicable regulatory requirements can result in enforcement action by the EEA Member State authorities, which may include any of the following: fines, imprisonment, orders forfeiting products or prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or to conduct a product recall.

U.S. Food and Drug Administration Requirements. The FDA extensively regulates medical devices under the authority of the federal Food, Drug, and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. The FFDCA and the implementing regulations govern, among other things, the following activities relating to our medical devices: preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, postmarket adverse event reporting, import/export and advertising and promotion.

The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, a device deemed to be not substantially equivalent to a previously cleared 510(k) device or a “preamendment” class III device (in commercial distribution before May 28, 1976) for which premarket applications have not been called, are placed in class III. In general, a class III device cannot be marketed in the United States unless the FDA approves the device after submission of a premarket approval, or PMA, application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

In order to obtain PMA and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. If we conduct clinical trials, they may be delayed or halted, or be inadequate to support approval or clearance.

•
510(k) Clearance. To obtain 510(k) clearance for any of our devices (or for certain modifications to devices that have received 510(k) clearance), we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, or a “predicate device,” for which the FDA has not yet called for the submission of a PMA application. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the two devices are comparable in intended use, technology, and safety and effectiveness. If the FDA determines that they are substantially equivalent, the device may be cleared for marketing. The FDA’s 510(k) clearance pathway generally takes from three to 12 months from the date the application is completed, but can take significantly longer. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or could require PMA approval. For example our reliance on third-party manufacturers may require us to submit new 510(k) notifications when a change in one of our manufacturers significantly affects the safety or effectiveness of the device. To the extent we make changes to our third-party manufacturers, we will assess, pursuant to the FDA’s guidance, whether to seek additional FDA clearances to market our products using a new contract manufacturer. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

•
PMA. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or device in commercial distribution before May 28, 1976 for which PMAs have not been required, generally require a PMA before they can be commercially distributed. A PMA application must be supported by extensive data, including technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates the company’s compliance with the quality system regulation, or QSR, requirements, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. An inspection of clinical sites evaluates compliance with the Investigational Device Exemption, or IDE, requirements described below. Frequently, the FDA will convene an advisory panel of experts from outside the FDA to review and evaluate the PMA and provide recommendations to the FDA as to the approvability of the device. The panel’s recommendation is given great weight, but is not dispositive of the agency’s decision. If the FDA’s evaluation is favorable, the PMA is approved and the device may be marketed in the United States. The FDA may approve the PMA with post approval conditions intended to ensure the safety and effectiveness of the device including, among others, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

•
Clinical Studies. Clinical testing is sometimes required to support a 510(k) premarket notification, and one or more clinical trials are almost always required to support a PMA application. All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies. If an investigational device could pose a significant risk to patients, the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of a clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically grants IDE approval for a specified number of study centers and patients. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk. The FDA’s grant of permission to proceed with clinical testing does not constitute a commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

If U.S. clinical data is required to support one of our other marketing applications, an IDE will in most cases need to be assembled and submitted to the FDA. The FDA reviews and must approve an IDE before a study may begin in the United States. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. When all approvals are obtained, the study may be initiated to evaluate the device. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. All clinical studies of investigational devices must be conducted in compliance with FDA’s extensive requirements. During a study, we would be required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, informed consent, financial disclosures and conflicts of interest, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Following completion of a study, we would need to collect, analyze and present the data to the FDA in a 510(k) premarket notification or a PMA, as appropriate. The results of clinical testing may not be sufficient to obtain clearance or approval of the product. We would need to comply with HIPAA relating to disclosures of subject information, research data and results.

•	Postmarket Regulation. Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

o	establishment registration and device listing with the FDA;

o
QSR requirements, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

o	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

o
medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

o
and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health; and

o	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or PMA approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted PMA approvals.

We are subject to announced and unannounced inspections by the FDA to determine our compliance with regulatory requirements, and these inspections may include the manufacturing facilities of our subcontractors. We have not yet been inspected by the FDA or any other regulatory authority. Furthermore, later discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the withdrawal of the product from the market or voluntary or mandatory recalls.

AMAR. The Israeli Health Ministry regulates certain aspects relating to medical components and devices, or Amar. We are required to obtain the Israeli Health Ministry’s approval for the import of components for our products, marketing surveillance, and clinical trials.

Regulatory Approvals in Other Countries. International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the EU, the United States, Canada and various other industrialized countries.

We are in the process of applying for regulatory approvals in Mexico and China and intend to apply for regulatory approvals in Brazil, Russia and India.

Brazilian Requirements. Medical devices are regulated in Brazil by the ANVISA. ANVISA classifies medical devices according to the risk a medical device poses pursuant to Annex II of the Brazilian Resolution RDC 185/01. The four different classification levels are Class I, II, III and IV (equivalent to I, IIa, IIb, and III for CE Mark in Europe). Class I medical devices are invasive, Class II are non-invasive, Class III are active, and Class IV are those subject to special rules. We believe our insulin pumps fall within Class III and our insulin infusion sets fall within Class II.

ANVISA requires compliance with a complex regulatory framework for the marketing and sale of medical devices within Brazil. Specifically, foreign companies must comply with registration for commercialization requirements. The registration for commercialization process requires the manufacturer to designate a Brazilian company to submit the technical documentation and act as the license holder. This company can be either the importer or a “hosting” company hired by the manufacturer to act as the license holder and thus maintain control over the registration and marketing. The registration will be made before ANVISA under the name of such license holder. The Brazilian company’s registration with ANVISA certifies compliance with ANVISA’s GMP requirements and with other regulatory requirements that apply to the importer.

Additionally, to register for commercialization with ANVISA, the manufacturer must implement a Quality Management System in compliance with ANVISA’s GMPs. If the manufacturer has an ISO 13485 system, implementing relatively minor adjustments will effectively ensure compliance with ANVISA GMPs. Beginning in May 2010, ANVISA will perform worldwide, on-site inspections at the manufacturer’s facilities for manufacturers of Class III and IV devices and issue GMP compliance certificates. Although renewal is every two years, on-site inspections may not take place that often and are instead expected to take place every four years. In intermediate years between inspections, companies may complete a “self-inspection” process provided that no non-conformities have been found and no incidents have been reported.

The manufacturer must obtain a “Certificate of Conformity,” or INMETRO mark, issued by a Brazilian certification body for Class III (active) medical devices. These certification bodies might test the products or, in certain cases, accept tests performed by other laboratories. They will also carry out annual on-site inspections and laboratory re-testing of certain aspects related to electrical safety. Once all of these preparatory steps have been completed, the manufacturer can prepare and submit a dossier providing evidence of the safety and efficacy of the products. The information required for submission in the Brazilian dossier mirrors that in the EU Technical File under European law. The registration for commercialization process can be costly and time-consuming, including fees for registration and inspection. Although ANVISA attempts to complete registration applications within 90 days, it generally takes four to six months, and in some circumstances could take up to one year. Once issued, an ANVISA registration is valid for five years.

Distributors must be licensed and qualified for the specific class of medical device that they will handle, and require a permit by the state sanitary authorities and the federal government, as well as a contract with a qualified technician and a local Brazilian laboratory. The Brazilian importer of the device must have an import license. Each manufacturer/distributor must establish and maintain the procedures to manage the distribution of finalized products in order to verify that only the certified products are released for distribution.

Our failure to comply with the Brazilian regulatory framework could result in: (i) notice from the sanitary agency demanding compliance with rules; (ii) apprehension of products/devices that are in non-conformity to the rules; (iii) suspension of the operations of the infringing company; (iv) cancellation of ANVISA’s authorization to operate; (v) cancellation of products’/devices’ registration; and/or (vi) fines varying from approximately US$55 to US$850,000, according to the circumstances of the infraction and the company’s revenue.

Russian Requirements. The requirements for the regulation of medical devices in Russia are set out in a complex network of laws and regulations issued by the general federal, regional and local authorities. These laws set forth requirements for, among others, the registration, licensing, pricing, clinical trials, quality control, safety, efficacy and distribution of medical devices marketed in Russia.

The primary regulatory authorities responsible for the regulation of medical devices in Russia include the Russian Ministry of Healthcare and Social Development, or the Ministry of Health, the Federal Service for Surveillance in Healthcare and Social Development, or Roszdravnadzor,  and the Federal Service on Surveillance for Consumer Rights Protection and Human Well-Being, or Rospotrebnadzor (both of which report to the Ministry of Health), the Federal Agencyf for Technical Regulation and Metrology, or Rosstandart, and a number of other federal state agencies and commissions.

Three certificates are required prior to the marketing of a medical device in Russia. Roszdravnadzor issues registration certificates for the imports, sale and use of medical devices in Russia and Rosstandart ensures the products conform with technical and safety standards through issuance of a certificate of conformity. Additionally, a sanitary-epidemiological certificate must be issued by Rospotrebnadzor. The imports, sale and use of foreign-made medical equipment is prohibited in Russia without a registration certificate.

The registration application process includes submission of an application with a technical description of the product, price information, operating instructions in Russian, copies of registration certificates in the country of origin and third countries, documents about the producer of medical devices, certificates and declarations confirming compliance of quality to the terms and conditions of legislation of the place of production and local trial results, as well as other information. The Office for Registration of Medical Devices and Medical Technology, or the Office, within Roszdravnadzor reviews the documentation and determines the risk classification of the equipment, following which it determines whether an expert examination is necessary and assesses whether additional information should be requested from the applicant. Expert examinations of the product’s quality, efficiency and safety are required in cases if the product falls under the “high” or “increased” risk categories or if no analogous product has been registered before, and take place in specialized institutions  accredited by Roszdravnadzor. Сlinical testing by healthcare institutions takes place once the preclinical testing is completed. Thereafter, Rozdravnadzors considers the results of the expert examination, if any, and determines whether a registration certificate may be issued.

Medical device registrations last for a term of five to 10 years depending on the type of device, with subsequent re-registrations available. The registration process can be extremely costly, depending on the medical device, with fees up to 15% of the cost of the device. The process to obtain the registration certificate generally takes from six to eight months, but may take longer depending on the type of medical device and scope of testing.

The second certificate required for marketing of medical equipment in Russia is a separate certificate of conformity with safety and quality requirements, or the GOST R Certificate. The GOST R Certificate, issued by the Rosstandart or one of its accredited certification centers, can only be issued for products that have been previously registered with Roszdravnadzor. The GOST R Certificate is intended to ensure product conformity through a system of end product certification by accredited third party certification organizations. Applicants initiate the certification process by submitting a declaration-application to a certification organization to conduct the conformity testing. The applicant must provide technical information on the device, the device specifications and other technical reports showing compliance with international harmonized standards performed by international accredited laboratories, among other information. Rosstandart may decide additional tests are required or that certain technical tests such as electrical safety, electromagnetic compatibility, etc., must be repeated, depending on type of device, as applicable. If all test reports are available from international accredited laboratories, the technical evaluation process may be simpler and faster since it is limited to checking the reports and performing selective tests in lieu of complete technical tests. Once a certification has been issued, the applicant receives a license to use Rosstandart’s mark of conformity, which must be displayed on each imported product to confirm it is properly certified.

Medical device companies must also prepare and submit a set of documents for the purpose of obtaining the third required certification, the sanitary-epidemiological conclusion. The existence of previous toxicological reports from international accredited laboratories does not simplify the procedure for obtaining the sanitary-epidemiological conclusion.

The procedure for registration and certification by the various regulatory authorities in Russia can be costly and time-consuming. Failure to comply could result in decisions of state authorities of the Russian Federation to postpone or prohibit import and trading of relevant medical devices and imposition of administrative fines. We cannot assure you that the Russian authorities will ultimately issue the required certifications for our medical devices to be registered and appropriately marketed in Russia. Additionally, it may be difficult, if not impossible, for us to successfully register and certify our medical devices in Russia without the assistance of a consultant to do it for us, which may add to the expense of the process.

Moreover, these regulatory and legal requirements may be revised, changed, or expanded by the primary regulatory authorities or the Russian Parliament. For example, we are aware that the Russian Safety Law has been introduced to the Russian Parliament. We believe that the Russian Safety Law is in an early stage of development and it is unclear if or when it would be adopted or whether the proposed legislation will be significantly revised. If enacted in its current form, the Russian Safety Law is aimed at setting unified rules for safety and state control of medical purpose wares, including medical devices, as well as at harmonizing Russian regulation with similar WTO rules and takes the Global Harmonization Task Force recommendations into account. Similarly, a new Law On the Fundamentals of Civic Health in Russian Federation, or the New Health Law, was introduced to the Russian Parliament in April 2011. This law is designed to create uniform regulatory regime for the Russian medical industry and replaces the Civic Health Law, in addition to certain other laws and secondary legislation, in its entirety. In particular, the New Health Law provides for a definition of medical devices, provides for a state register of medical devices and is generally aimed at brining, among others, rules concerning medical devices into conformity with international law. Although their timing for adoption is impossible to predict and there can be no assurance that the Russian Safety Law and the New Health Law (i) will be adopted without significant variations from the version that are currently publicly available or (ii) will be adopted at all, they may have an impact on our ability to sell and market our products in Russia. Moreover, it is not uncommon for new significant Russian legislation, such as the Russian Safety Law and the New Health Law, to create uncertainties in application of such legislation by market participants as well as inconsistencies in application thereof by relevant state authorities.

Indian Requirements. The Indian Central Drugs Standard Control Organization, or DSCO, also known as the office of the Drugs Controller General of India, or DCGI, is responsible for the regulation of medical devices in India. Under the Indian Drugs and Cosmetics Act of 1940, or the Act, a “drug” includes “such devices intended for internal or external use in the diagnosis, treatment, mitigation or prevention of disease or disorder in human beings or animals” as may be specified by the Central Government by public notification in the Official Gazette. Prior to 2005, most medical devices were freely marketed in India without regulatory controls; such products were subject only to the provisions of the Import-Export policy of India. In 2005, the DCGI issued a notification that it would treat certain sterile medical devices notified therein as drugs and prescribed registration, importation and manufacturing requirements for those notified devices. Such devices are now subject to Section 3(b)(iv) of the Act and must comply with the requirements of that law, the Drugs and Cosmetics Rules of 1945, or the Rules, and specific requirements prescribed under the 2005 notification. In 2009, the Indian government issued a clarification to deem certain medical devices, including insulin syringes and accessories of insulin infusion sets, to fall within the scope of the 2005 notification, making them subject to Indian regulatory requirements as drugs.

The registration process for such medical devices defined as drugs under the Act may be completed by the manufacturer, importer or the responsible agent in India. The process generally includes an application with details about the applicant, product information, regulatory status of the product in other jurisdictions, and manufacturing information, among others. In addition, the manufacturer must obtain an import license and appoint a local regulatory authorized representative. The DCGI may request a facility audit, in addition to its review of the documents submitted as part of the registration. The DCGI issues the registration certificate within nine months from the date of receipt of the application, and in exceptional circumstances and for reasons to be recorded in writing, may issue the registration under an extended period not to exceed three months.

In 2006, the Indian government proposed a bill known as the Medical Devices Regulation Bill, or the Bill, to consolidate the laws related to medical devices and to establish the Medical Device Regulatory Authority of India to create and maintain a national system of controls relating to quality, safety, efficacy and availability of medical devices that are used in India, whether produced in India or elsewhere. Specifically, if passed, the Medical Devices Regulation Bill will require that any medical device imported into India satisfies prescribed requirements of essential principles of safety and performance. A device manufacturer will be required to ensure that the medical device imported into India satisfies the requirements of the Act and the rules and regulations made thereunder, at all stages of production, processing, import, distribution and sale. The Bill is still in draft form and under discussion for improvements and changes thereto. The Bill will become law only once the Bill has been approved by the Houses of Parliament of India, receives Presidential assent and is notified in the Official Gazette. If and when the Bill becomes law, it may have a significant impact on the procedure to market our medical devices in India.

Chinese Requirements. China’s State Food and Drug Administration, or SFDA, regulates medical devices pursuant to the Regulation for the Supervision and Administration of Medical Devices issued by the State Council in 2000. The SFDA has established a number of regulatory requirements for medical devices, including provisions on classification, registration, approval, manufacturing practices, quality standards, distribution, importation, labeling, advertising, adverse event reporting, clinical testing, and market surveillance. Medical devices are classified by the SFDA into three categories, Class I, Class II and Class III, depending on the degree of risk associated with the medical device and the extent of control needed to ensure their safety and effectiveness. Class I medical devices are those for which safety and effectiveness can be ensured through routine administration. Class II medical devices are those for which further control is required to ensure safety and effectiveness. Class III medical devices are those that are implanted into the human body, used for life support or sustenance, or pose potential risk to the human body and thus must be strictly controlled to ensure safety and effectiveness. We believe our products are Class III medical devices under Chinese law.

Before a medical device manufactured outside of China can be imported into China for commercial distribution, the manufacturer must register and obtain a registration certificate for the medical device pursuant to the Administrative Measures Governing the Registration of Medical Devices issued by the SFDA in 2004. The registration process involves pre-application preparation by the applicant, the submission of an application, responses to questions and provision of additional data upon request, and may involve an on-site audit of the quality system for Class III products. On the basis of this information, the SFDA issues a registration certificate.

The pre-application step involves, among other activities: compilation of product standards in accordance with SFDA’s administrative requirements for medical device standards, such product standards being no lower than the applicable Chinese national or industry standards; confirmation of the compliance of such product with applicable standards by a medical device inspection and testing institution jointly accredited by SFDA and the General Administration of Quality Supervision, Inspection and Quarantine; and collection of clinical data, including through clinical trials conducted by medical institutions jointly accredited by SFDA and the Ministry of Heath for conducting clinical trials.

The registration process may be costly and expensive, and we cannot assure you that the Chinese authorities will ultimately issue the necessary registration license required for marketing our devices in China. For example, we must pay for local testing, the preparation and submission of two dossiers and the management of the registration process for two single products, as well as the SFDA fees. In addition, the costs of translation may be significant. It generally takes three months for the preparation of the submission including local testing, and ten to 12 months for the SFDA’s review and approval of our registration application. A medical device registration certificate is valid for four years and application for renewal may be submitted to SFDA at least six months prior to the expiry of the certificate. If we are issued the necessary registration to market our medical devices in China, there is no assurance that the Chinese authorities will ultimately renew the registration.

Failure to comply with the requirements of SFDA on registration and distribution of medical devices can result in the revocation of a registration certificate and administrative or criminal penalties. Furthermore, the Chinese authorities conduct regular inspections on products used by medical institutions. Such inspections are carried out on a random basis and the products selected are required to comply with the laws and standards in force at the time. The results of the inspections are open to the public and will therefore have significant influence on the public’s perception and ultimate choice of products. Products that fail to meet the national standards may result in the imposition of penalties on the manufacturer and a ban on the production and sale of such products. Even if we ultimately achieve an SFDA registration, there is no assurance that our devices will continue to meet the applicable requirements in the future and that may have an adverse effect on our business, operations and financial condition.

The SFDA may also change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could result in additional costs. There are a number of proposed administrative regulations and departmental rules which, if adopted in their current forms, would include the creation of new procedures for manufacturing processes, would require that foreign devices receive requisite marketing approvals in the exporting country prior to registering the device in China, and would require additional support documentation for marketing approval requests. Specifically, the SFDA circulated a draft Regulation for the Supervision and Administration of Medical Devices for public comment in September 2007. If enacted, this 2007 Regulation would replace the 2000 Regulation by the same name. It is not clear when this draft will be enacted and, if enacted, whether it will be enacted substantially in the form it was circulated for comment in 2007. If the 2007 draft was enacted, the procedures for verification of the supporting documents submitted with the application will be tightened up and new procedures for verification of the manufacturer’s research and development activities will be introduced. More recently, the SFDA circulated draft Administrative Measures Governing the Registration of Medical Devices for public comment in April 2009. If enacted, the 2009 Administrative Measures replace the 2004 Administrative Measures by the same name. It is not clear when this draft will be enacted and, if enacted, whether it will be enacted substantially in the form it was circulated for comment in 2009. If 2009 draft was enacted, a foreign medical device will have to be approved for sale in the country of export before application may be made for its registration in China. Further, the supporting documents required to be submitted with the registration application will be significantly increased and the time taken for the review and approval of the application will be significantly increased.

Mexican Requirements. Medical devices are regulated in Mexico pursuant to the General Health Law (Ley General de Salud) and the Medical Materials Regulations (Reglamento de Insumos para la Salud). The Mexican authority responsible for enforcement of this legal regime is the Ministry of Health (Secretaría de Salud) through the Federal Commission for the Protection against Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS).

The General Health Law does not use the term “medical devices” (dispositivos medicos). However, COFEPRIS has issued guidelines to identify such products as the following: (i) medical equipment; (ii) prosthesis, orthosis and functional aids; (iii) diagnostic agents; (iv) dental material; (v) surgery and therapeutic material; and (vi) hygiene products. The Medical Materials Regulations categorize such products into three classes, depending on the risk associated with their use: Class I medical devices have proven safety and efficacy, and generally are not introduced into the body; Class II medical devices are generally introduced into the organism for less than thirty days; and Class III medical devices are new or recently accepted in medical practice, or are introduced into the body and remain in it for more than thirty days. We believe our insulin pumps and infusion sets are Class II products under Mexican law.

Under the General Health Law and the Medical Materials Regulations, medical devices must be registered prior to marketing in Mexico, whether they are produced locally or abroad. The registration, known as the Sanitary Registry, is the authorization issued by the Mexican Federal Government once the product’s safety, efficacy and quality is demonstrated. Manufacturers must provide, among other documentation, information on the safety and efficacy of their medical devices, similar to the documentation provided in the EU Technical File. Additionally, foreign companies must have a legally appointed distributor(s) responsible for importing registered medical devices. The distributor must notify COFEPRIS that it will be marketing the medical device.

The registration process is initiated by the registered Mexican distributor designated by the manufacturer. The Mexican distributor is the owner of the Sanitary Registration and actual importer of the product. Other distributors may use the same registration to market the device in Mexico, with prior authorization from COFEPRIS, the holder of the registration, and the manufacturer of the medical device. Although applicable law provides that the registration process should be resolved in no more than sixty days, in practice it can be costly and time-consuming, taking anywhere from six to eight months, depending on the backlog at COFEPRIS and additional information and clarification requests.

Medical devices officially registered with COFEPRIS must also comply with mandatory labeling standards, as well as the requirements of the Mexican technovigilance system, which includes adverse event reporting. Failure to comply with these requirements could lead to the confiscation of the medical device, and fines ranging from approximately US$9,900 to US$49,800.

Canadian Requirements. Medical devices are regulated in Canada by the Canadian federal Department of Health, Health Canada. Health Canada classifies medical devices according to the risk a medical device poses pursuant to the “Classification Rules for Medical Devices” in Schedule 1 to the Medical Devices Regulations to the Food and Drugs Act. The four different classification levels are Class I. II. III and IV, ranked from least invasive to most. We believe from a review of the Health Canada guidance document Keyword Index to Assist Manufacturers in Verifying the Class of Medical Devices that insulin infusion pumps fall within class III. We have received a Medical Device License from Health Canada on May 12, 2011. Based on the Medical Device License, the infusion set falls within Class II.

Health Canada requires compliance with device licensing and establishment licensing requirements for the importation and sale of a medical device into Canada. This means that the specific device being imported or sold in Canada must be licensed, and that the entity importing or selling the device must hold an establishment license (unless it is a retailer, a health care facility, or the manufacturer). However, the primary regulatory burden remains the requirement to obtain a device license.

For example, in order to obtain a Class III medical device licence, a manufacturer must submit the following documents to Health Canada in its application package:

(a) a description of the device and of the materials used in its manufacture and packaging;

(b) a description of the features of the device that permit it to be used for the medical conditions, purposes and uses for which it is manufactured, sold or represented;

(c) a list of the countries other than Canada where the device has been sold, the total number of units sold in those countries, and a summary of any reported problems with the device and any recalls of the device in those countries;

(d) a list of the standards complied with in the design and manufacture of the device to satisfy the safety and effectiveness requirements;

(e) in the case of a device to be sold in a sterile condition, a description of the sterilization method used;

(f) a summary of all studies on which the manufacturer relies to ensure that the device meets the safety and effectiveness requirements, and the conclusions drawn from those studies by the manufacturer;

(g) a copy of the device label;

(h) in the case of a near patient in vitro diagnostic device, a summary of investigational testing conducted on the device using human subjects representative of the intended users and under conditions similar to the conditions of use;

(i) a bibliography of all published reports dealing with the use, safety and effectiveness of the device; and

(j) a copy of the quality management system certificate certifying that the quality management system under which the device is designed and manufactured satisfies National Standard of Canada CAN/CSA-ISO 13485:03, Medical devices — Quality management systems — Requirements for regulatory purposes.

The requirement to obtain a Quality Systems Certificate requires the applicant to obtain a certificate from a certification agency recognized by Health Canada, and submit to quality systems audits by them in accordance with applicable guidelines and practices established by the International Organization for Standardization. Such a certificate is valid for no more than three years.

Manufacturers have continuing regulatory obligations in Canada, which include conformity with the Canadian distribution records, complaint handling, and mandatory problem reporting requirements.

Failure to conform with the Canadian regulatory regime can result in: (i) notice from Health Canada requiring conformity; (ii) suspension of the device license; (iii) an order for seizure and destruction of non-conforming products; and/or (iii) prosecution for an offence, with penalties including fines of up to $5,000.

Environmental

Our research and development and manufacturing processes involve the handling of potentially harmful hazardous materials. We are subject to local laws and regulations governing the use, handling, storage and disposal of hazardous materials and we incur expenses relating to compliance with these laws and regulations. We could be subject to additional environmental requirements as to the material composition of our products. Changes to or restrictions on permitting requirements or processes or hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

We believe that we are in material compliance with applicable environmental laws and regulations.

Pricing

We expect that our products will be generally purchased directly by patients, and where reimbursement is available, we will generally bill third-party payors on behalf of our patients.

Third-party payors may decline to reimburse for procedures, supplies or services determined not to be “medically necessary” or “reasonable.” In particular cases, some third-party payors may decline to reimburse for a patient because such patient fails to meet its criteria, most often because the patient already received reimbursement for an insulin pump from that payor within the warranty period or because the patient does not meet their medical criteria for an insulin infusion device.

Common medical criteria for third-party payors approving reimbursement for insulin pump therapy include a patient having elevated HbA1c levels (a form of hemoglobin used primarily to identify the average plasma glucose concentration over prolonged periods of time), a history of recurring hypoglycemia, fluctuations in blood glucose levels prior to meals or upon waking or severe glycemic variability. Reimbursement may become less likely in the future as pressure increases for lower healthcare costs, particularly near-term costs.

There is widespread concern that healthcare market initiatives in the United States and elsewhere may lead third-party payors to decline or further limit reimbursement. Although our products are especially cost effective, third-party payors may still decide to focus on the lower initial costs associated with injection therapy or will otherwise limit reimbursement for insulin infusion systems or other products we develop. Because of uncertainties regarding the possible healthcare reform measures that could be proposed in the future and initiatives to reduce costs by private payors, we cannot predict whether reimbursement for our current or future products will be affected or, if affected, the extent of any effect. The unavailability of third-party coverage or the inadequacy of reimbursement for our current or future products would adversely affect our business, financial condition and results of operations.

We also expect to sell our products in countries where no reimbursement or insurance coverage is available and to work with local partners to create awareness for our products such that the local healthcare system may consider reimbursing patients for our products.

Set forth below is a discussion of certain reimbursement policies in the BRIC countries and Mexico.

China

At the national level, neither the cost of the insulin pump (or similar product) nor the cost of insulin pump therapy falls within the type of medical expenses that can be claimed under the basic medical insurance coverage in China. However, some of the costs of insulin pump therapy have become claimable in the following localities and this trend will likely continue:

•	in Chongqing Municipality, the cost of insulin pump therapy can be partially claimed since December 1, 2008;

•	in Jiangsu Province, the cost of insulin pump therapy can be partially claimed since July 1, 2009;

•	in Dalian Municipality, commencing January 1, 2010, the cost of insulin pump therapy can now be claimed up to 85%; and

•	in Shanghai Municipality, commencing November 1, 2010, the cost of up to 7 days of insulin pump therapy can be partially claimed.

Russia

In December 2010, the Russian Ministry of Health adopted an order which specifies the amount of hi-tech medical aid to be rendered at the federal and regional budget’s expense in 2011. The endocrinology section of this order, which covers 3 different groups of diseases and treatment, includes, inter alia, the complex treatment of type I and type II pancreatic diabetes resulting in renal irritation and multiple complications or neurological disorders or disorders of peripheral circulation and multiple complications using insulin pumps. The order states that endocrinology treatment should be available at the expense of the budget to 2,432 patients, and the aggregate funds allocated to these 3 groups of treatment amount to approximately RUR105.3 million (approximately US$3.7 million at the rate of RUR27.9 per US$1, the official rate quoted by the Central Bank of Russia for May 13, 2011); of this sum, up to 10%, or RUR10.5 million (approximately US$375 thousand), can be spent on acquiring, maintaining and repairing medical equipment, with the balance attributable to pharmaceuticals, expendable materials and labor costs.

Brazil

The Brazilian government does not reimburse medical treatments or medical procedures. In Brazil, there are public hospitals that offer medical treatment for free to the Brazilian population, but the Brazilian health system is poorly managed and the public hospitals lack specialized doctors and medical equipment. On the other hand, the Brazilian Constitution states that it is a government obligation to provide health care to the population. With this argument, some patients go to court to force the government to pay for a certain treatment that is prescribed by his/her doctor. If the patient wins, the government purchases the treatment or medication directly from the company that produces or distributes the drug or product. Therefore, there is no reimbursement in this chain.

With respect to reimbursements by private insurers, insulin pumps can be reimbursed or not depending on the type of insurance policy; however, in general, it is not reimbursable. In addition, the legislation regarding private insurance does not list insulin treatment as a type of treatment that must be reimbursed by private insurers. In a typical case where a patient seeks reimbursement from insurers: the doctor prescribes the treatment and the patient, before starting the treatment, submits the prescribed treatment to the private insurance for approval. If it is approved, the patient initiates the treatment and the insurance will reimburse it. If not, then the patient will have to pay from his/her own pocket.

India

There is no government program in India under which reimbursement is provided for money spent on insulin pumps. In addition, according to a medical insurance agent, private insurers in India do not typically provide reimbursement for money spent on insulin pumps under private medical insurance policies.

Mexico

Although healthcare in Mexico is an essential right of the entire population, as a general rule the federal government does not reimburse health care expenses. In general terms, public health care is provided by public hospitals (which are accessible to the general public) and social security medical centers (which are accessible to individuals with social security and their beneficiaries). Concerning the latter, the main social security institutions (with social security centers) are the Mexican Social Security Institution (Instituto Mexicano del Seguro Social or IMSS) and the Institution of Social Services and Security of State Workers (Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado or ISSTE). Additionally, there is a special social security provided for the members of lower economical/social classes (Sistema de Protección Social de Salud or Seguro Popular). If duly prescribed, IMSS, ISSTE and Seguro Popular cover the medical products a patient may require for treating his/her medical condition, but not through reimbursement. The relevant social security institution is obligated to gratuitously provide the patient with the required medical product from those listed in its medical products catalog. Therefore, if a patient who qualifies for one of the aforementioned public health services, independently acquires a medical device, such as an insulin pump, as a general rule, he/she would not be entitled to reimbursement from the federal government. Nevertheless, IMSS, to which all employees are entitled, provides for insulin pumps in its medical products catalog; therefore, to the extent there is existing inventory and an IMSS patient is duly prescribed an insulin pump, IMSS would be obligated to provide it.

With respect to private insurers, insurance companies authorized to provide health care coverage may limit the events and coverage of their insurance. Concerning coverage for an insulin pump, Mexican insurance policies that would cover the cost of an insulin pump do exist; provided, mainly, that the health disorder is covered by the insurance policy (e.g., diabetes), that the device is duly prescribed for such disorder (e.g., prescribed by a doctor in compliance with the insurance policy), and that the device is authorized by the Mexican health authority (i.e., it has a Sanitary Registry). However, the acquisition of private health insurance is not mandatory in Mexico, and the percentage of the population with access to governmental health insurance is greater than that which has acquired private coverage in addition to statutory public health coverage.

Canada

    In Canada, there is an extensive publically-funded healthcare system, which reimburses patients for the cost of some, but not all, medical treatments, drugs and devices. However, the details of what medical devices are covered vary from province to province. In Ontario, for example, the most populous province of Canada, insulin pumps are covered where they (and the patient) meet the specifications of the Ontario Ministry of Health and Long-Term Care’s Special Devices Program.

4.C      ORGANIZATIONAL STRUCTURE

We commenced operations as a medical device company in late 2004 through our investment in Spring Health Solutions (then called Nilimedix Ltd.). We formed our subsidiaries, G-Sense and Spring-Set Health Solutions (then called Medx-Set Ltd.) in April 2005 and January 2008, respectively. Our subsidiary, NextGen, is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical through Sindolor Holdings Ltd., or Sindolor Holdings. Sindolor Medical is currently developing pain alleviation products. In May 2007, we purchased a direct interest in Sindolor Medical at the same time that Sindolor Medical acquired the intellectual property rights that it is currently using to develop pain alleviation products. As a company focused on diabetes treatment and drug delivery, we encountered difficulties raising capital for Sindolor Medical due to its focus on developing pain alleviation products. Therefore, in August 2009, we entered into agreements pursuant to which, in January 2010, we obtained a controlling interest in NextGen, an Israeli publicly-traded company, in consideration for, among other things, our holdings in Sindolor Medical. Then, on May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd for the sale of our entire holdings in NextGen in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical. In June 2011, we founded a new indirect subsidiary, Spring Health Solutions Inc., which was incorporated under the laws of the State of Delaware. As of the date of this annual report on Form 20-F, Spring Health Solutions Inc. does not have any business activity.

All of our subsidiaries were incorporated in the State of Israel.

Our corporate structure is illustrated below:

100%
90.1%
92%
57.28%
100%
66.45%
G-Sense2
Spring-Set
Health
Solutions1
D. Medical
NextGen3
Sindolor
Holdings
Sindolor
Medical4
100%
Spring Health
Solutions Inc.
Spring Health
Solutions

*	The percentages in the chart above reflect our ownership percentages on a fully-diluted basis.

1.	The other shareholder of Spring-Set Health Solutions is Mr. Avraham Shkalim (one of Spring Health Solutions’ founders).

2.
Mr. Shkalim has the right to receive options in G-Sense as described in more detail under “Item 7B. Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with G-Sense.”

3.
The remaining 42.72% interest in NextGen is publicly held. On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our entire holdings in NextGen. The closing of this sale agreement is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen.

4.
Sindolor Medical’s minority shareholders consist of 18 shareholders, including the three former principal shareholders of Sindolor Medical who hold a combined 27.3% of Sindolor Medical on a fully-diluted basis.

4.D      PROPERTY, PLANT AND EQUIPMENT

Our registered office and operations are conducted in a facility located in the Industrial Park of Tirat Carmel, Israel. We lease approximately 625 square meters at this facility under a lease agreement providing for an initial term of five years that commenced on December 1, 2008. We have an option to extend the lease under the same terms for an additional period of five years. All of our subsidiaries operate from this facility.

We also share an office in Ramat-Gan, Israel with Bio-Cell Ltd., or Bio-Cell (a public company under the control of Zeev Bronfeld, one of our directors), Biomedix Incubator Ltd., or Biomedix (a public company in which Zeev Bronfeld and Meni Mor, the chairman of our board of directors, are part of the controlling shareholders group) and ATI Ashkelon Technological Industries Ltd., or ATI (a granddaughter company of Biomedix). Messrs. Bronfeld and Mor are also two of our controlling persons. This facility, totaling in approximately 240 square meters, was initially leased by us but we have assigned the lease agreement to Bio-Cell. Nevertheless, under an agreement among our company, Bio-Cell, Biomedix and ATI, the expenses of this lease, including the rent and maintenance expenses, are equally shared by us, Bio-Cell, Biomedix and ATI. The initial four-year term of the lease agreement ended in July 2009, but the agreement has since been automatically extended twice pursuant to a provision that provides for three automatic one-year extensions unless the lessee submits a written notice of its desire not to extend the lease at least 120-days prior to the end of the then-current term. For further details regarding our agreement with Bio-Cell, Biomedix and ATI, see “Item 7B. Related Party Transactions.”

We are also a party to an office service agreement for an office in Manhattan New York commencing February 1, 2011 until January 31, 2012.

We believe that our current utilized facilities are adequate to meet our needs for the foreseeable future.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes, which appear elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements, including as a result of various factors discussed below and included elsewhere in this annual report, particularly under the heading “Key Information—Risk Factors.”

The consolidated financial statements are presented in New Israeli Shekel (“NIS”), which is our and our subsidiaries’ functional currency.

5.A     OPERATING RESULTS

General Overview

We are a medical device company engaged through our subsidiaries in the research, development, manufacturing and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

Most currently available insulin pumps are costly and have what we believe are performance and design limitations related to their motor and gear train insulin delivery system. Our proprietary spring-based design, which eliminates the need for a motor and gear train, has allowed us to develop products that we believe offer a cost-effective treatment solution for governments and private payors. In addition, our spring-based delivery technology monitors the actual delivery of insulin and is able to detect and alert a patient to air bubbles and other adverse occurrences, such as occlusions, which could impair the accurate delivery of insulin. Furthermore, the design of our insulin pumps has allowed us to substantially reduce their size and weight and has enabled us to include all moving parts in a disposable element, which we believe reduces concerns relating to wear and tear.

During 2009, we incurred net losses of NIS 19 million (approximately US$5.4 million) and generated revenues of NIS 368 thousand (approximately US$104 thousand). During 2010, we incurred net losses of NIS 46 million (approximately US$13 million) and generated revenues of NIS 1,264 thousand (approximately US$356 thousand), including registration costs of NIS 6 million (approximately US$1.7 million) and fair value losses on warrants at fair value through profit or loss of NIS 2.4 million (approximately US$0.68 million) as a component of our financial costs.

Factors Affecting Our Results of Operations

Our results of operations are impacted and will continue to be impacted by various trends and uncertainties relating to our current financial condition, the markets in which we operate, our research and development operations and the products we sell. In this section, the term “we” refers to D. Medical and its consolidated subsidiaries, unless otherwise indicated.

Key Products

We have commercialized the following products:

•	our Spring Adi pump, which is a durable insulin pump with an integrated disposable cartridge and infusion set; and

•	our Spring Universal Infusion Set, which can be used with most other manufacturers’ durable insulin pumps and includes several unique features, including its proprietary detach-detect mechanism.

For a more detailed description of our products, see “Item 4B. Business Overview—Our Technology and Products.”

We commenced sales and marketing operations in late 2009 and are currently selling our Spring Adi Pump to our distributors in the Netherlands and Belgium and the Czech Republic. During the fourth quarter of 2009, we commenced sales of our Spring Universal insulin infusion sets to our distributors in the Netherlands and Belgium. Our Spring Universal Infusion Sets are compatible with most other manufacturers’ durable insulin pumps but are not compatible with insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps. During 2010, we also commenced sales of our products to our distributors in the Czech Republic. We have also engaged distributors in Sweden, Italy, Mexico, Greece and China to sell and market our products in those countries, and, subject to our receipt of the necessary regulatory approvals, we intend to begin selling our products in these markets in the near future.

While we intend to roll out our products initially in Europe, we also plan to focus on our commercialization efforts in the BRIC countries and Mexico, and have already entered into distribution agreements with respect to Mexico and China. Although we have not obtained the required regulatory approvals and do not presently commercially sell our products in the BRIC countries and Mexico, we believe that our spring-based design will enable us to provide a cost-effective treatment solution to governments and private payors in these markets. We intend to launch our Spring Universal Infusion Set in the US and Canada when we get the regulatory approvals. Our ability to continue to expand our initial sales efforts in Europe and our ability to enter into additional distribution agreements will have a significant impact on our future results of operations.

We continue to invest in our research and development operations and expect that costs associated with research and development will affect our results of operations. Research and development expenses accounted for 70.1%. 70.4% and 49.8% of our operating expenses in 2008, 2009 and 2010 respectively, because we were primarily a research and development company making a transition to commercialize our products during 2010. However, we have now commenced selling our products and we continue to invest in research and development to improve our current products and to commercialize the products in our pipeline.

Our research and development operations are ongoing and are focused on creating the next generation of our insulin pumps, including:

•
our Spring Hybrid Patch Pump, which is a semi-disposable spring-based insulin patch pump that we view as the next generation of our Spring Adi Pump. The Spring Hybrid Patch Pump consists of a durable component that includes the controlling mechanism of the insulin pump, a disposable component that includes most of the moving elements of the insulin pump and an integrated insulin cartridge that can hold up to 200 units of insulin. We have commenced the commercialization process for our Spring Hybrid Patch Pump, which includes facilitating its transition from a research and development product to a product that we can sell in large quantities. This process, which we expect to complete by the beginning of 2012, entails the finalization of the Spring Hybrid Patch Pump’s commercial design and layout, the launch of a marketing campaign, the engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals. In order to develop a commercially successful design and layout for our Spring Hybrid Patch Pump, we are in the process of designing user-friendly interface and casing for it and developing an appropriate manufacturing method and process, which would allow us to manufacture large quantities of the Spring Hybrid Patch Pump;

•
a device that will host our existing insulin pump technology and our continuous blood glucose monitoring system (under development) on one patch in a manner that may enable and substantiate the hardware requirements for a complete “closed-loop” system, which will mimic the normal biological function of the pancreas. While the feasibility of our existing insulin pump technology has already been established, the continuous glucose monitoring system has proved feasible in animal studies and is currently undergoing evaluation of feasibility;

•
our micro-electro-mechanical systems, or MEMS, insulin infusion pump, which is the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate through microfabrication technology that is expected to enable us to further reduce the size and weight of our products and reduce our cost of goods. The MEMS insulin infusion pump has passed technical feasibility testing; and

•	a simplified insulin pump specifically designed to manage the treatment of Type 2 diabetes patients, many of whom do not require all of the features required by Type 1 diabetes patients.

To date, we have received and expect to continue to receive grants from the Office of the Chief Scientist as participation in our research and development operations. Once a certain research and development project is approved by the Office of the Chief Scientist, it extends to us a grant of up to 50% of the research and development expenses actually incurred in connection with a project. We intend to continue to take advantage of these grants. There is no assurance that we will receive such grants in the future.

We operate mainly through our subsidiary, Spring Health Solutions, which has developed our core proprietary technology, the spring-based delivery mechanism, and is now focused on manufacturing and marketing our Spring Adi pump, as well as the final stages of development of our Spring Hybrid Patch Pump. Spring Health Solutions also operates in conjunction with Spring-Set Health Solutions on manufacturing and marketing our Spring Universal Infusion Sets. G-Sense focuses on researching and developing a continuous glucose monitoring system and intends to cooperate with Spring Health Solutions to develop a combined continuous glucose monitoring and insulin pump device on one patch.

Additionally, through NextGen we hold an indirect controlling interest in Sindolor Medical, which is developing pain alleviation products. NextGen is a holding company, publicly traded on the TASE, and may invest in other medical device opportunities.

For a more detailed description of our business and plans, see “Item 4. Business Overview.”

Comparison of the Years Ended December 31, 2010 and December 31, 2009

	Year Ended December 31
	2010	2009	% Change
	NIS in Thousands
Sales	1,264	368	243%
Cost of sales	9,085	657	1,283%
	(7,821)	(289)	2,606%

Research and development expenses - net	14,100	13,193	7%
Selling and marketing expenses	2,962	698	324%
General and administrative expenses	11,365	5,563	104%
Other (income) expenses - net	(867)	(714)	21%
Total Opereating Expenses	27,560	18,740	47%
Operating loss	(35,381)	(19,029)	86%
Registration costs	6,049	-	-
Finance income	(287)	(243)	18%
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(244)	-
Finance costs	2,282	473	382%
Finance (income) costs - net	4,464	(14)	-
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	45,894	19,015	141%

Sales and Cost of Sales

Since commencing our operations as a medical device company in 2004, we have been primarily engaged in research and development operations. In the fourth quarter of 2009, we commenced manufacturing and sales of our products and we expect to derive our revenues from sales of our products, initially in Europe and subsequently in the BRIC countries and Mexico. We commenced our initial sales efforts by entering into three distribution agreements in Sweden, the Netherlands and Belgium, and the Czech Republic in the fourth quarter of 2009, a distribution agreement in Mexico in January 2010, a distribution agreement in China in April 2010, a distribution agreement in Italy in June, 2010 and a distribution agreement in Greece in October 2010. Our revenues are currently derived from pilot sales to our distributors in several countries. During the third and fourth quarter of 2010 we did not recognize any sales because such sales did not meet our recognition criteria. In January 2011, our distributor in Sweden won a tender for our Spring Universal Infusion Sets which consists of 25% of the entire Swedish market. We expect to generate $2 million within the next three years from this tender. We expect that we will be able to initiate sales in U.S. and Canada prior to the end of 2011, assuming regulatory approvals are obtained. We expect our sales to increase over time as we continue to expand our distribution channels and introduce new products. Our sales in 2010 totaled NIS 1,264 thousand (approximately US$356 thousand), as compared to NIS 368 (approximately US$104 thousand) in the fourth quarter of 2009.

Our cost of sales relates to the raw material and labor costs associated with manufacturing our products. Our Cost of sales was NIS 9,085 thousand (approximately US$2,560 thousand) for the year ended December 31, 2010 as compared to NIS 657 thousand (approximately US$185 thousand) for the year ended December 31, 2009, representing an increase of 1,283%. The Cost of sales for the year of 2009 was accumulated only in the fourth quarter since our sales commenced. Since we recently commenced our manufacturing activities, we currently obtain low yields, which resulted in high cost of sales. We expect that once we increase our sales and manufacturing volume, including through the engagement of a contract manufacturer, we will achieve economies of scale and will be able to capitalize on the cost-effectiveness of our spring-based design, which will cause our cost of sales to decrease. Our first products, the Spring Universal Sets, have recently rolled off the mass manufacturing line under our agreement with UPG. The agreement with UPG is for the design and manufacturing of the disposable parts of our Spring Adi Pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. Our financial performance is, and will continue to be, affected by our commercialization efforts with respect to our products, our manufacturing capabilities and the cost-effectiveness of our spring-based design.

We do not have any post-shipment obligation other than warranty obligations. We further expect that if we are able to achieve cost-effectiveness from economies of scale and obtain the necessary regulatory approvals, we will become price competitive in the BRIC countries and Mexico.

Research and Development Expenses, Net

Our research and development expenses consist primarily of (i) materials used in research and development and expenses related to engaging subcontractors, which represented 58% of our research and development expenses in 2010, and (ii) the salaries of, and compensation costs in respect of options granted to, employees engaged primarily in research and development operations, which represented 32% of our research and development expenses in 2010.

Our research and development expenses were NIS 14,100 thousand (approximately US$3,973 thousand) for the year ended December 31, 2010 as compared to NIS 13,193 thousand (approximately US$3,717 thousand) for the year ended December 31, 2009, an increase of 7%. The increase was mainly due to the increase in materials and subcontractors for the development of our product lines and commercialization of our products.

In 2008, we provided a one-time grant of options to a member of our senior management who was primarily engaged in research and development activities, which resulted in a charge of NIS 1,581 thousand (approximately US$445 thousand).

The grants we receive from the Office of the Chief Scientist are presented in our financial statements as a deduction from research and development expenses and as other income. Please see Note 2p of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and “Item 5C. Research and Development, Patents and Licenses, Etc,—Grants from the Office of the Chief Scientist.”

We intend to continue our research and development operations and, therefore, expect our research and development expenses to increase in absolute NIS and after the launch of our Spring Hybrid Patch Pump to decrease as a percentage of revenues as we continue to commercialize our products.

Selling and Marketing Expenses

We began incurring selling and marketing expenses in 2009 in connection with the commencement of sales of our products in the fourth quarter. Our selling and marketing expenses include salaries and related expenses of employees primarily engaged in pursuing relationships with distributors, potential strategic partners and key opinion leaders, and attending conferences.

Our selling and marketing expenses were NIS 2,962 thousand (approximately US$ 834 thousand) for the year ended December 31, 2010 as compared to NIS 698 thousand (approximately US$197 thousand) for the year ended December 31, 2009, an increase of 324%. The increase was mainly due to the increase in employee related expenses and marketing expenses related to our efforts to penetrate new markets.

We expect that our selling and marketing expenses will increase in absolute NIS and as a percentage of our sales, as a result of the expansion of our sales and marketing efforts, such as engaging more distributors in more countries, participating in more exhibitions and increasing the promotion of our products generally.

General and Administrative Expenses

Our general and administrative expenses were NIS 11,365 thousand (approximately US$3,203 thousand) for the year ended December 31, 2010 as compared to the year ended December 31, 2009 NIS 5,563 thousand (approximately US$1,567 thousand), an increase of 104%. The increase was mainly due to the increase in employee related expenses and professional services related to expenses for us being traded in NASDAQ and our subsidiary NextGen being traded in the TASE.

Our general and administrative expenses consist primarily of salaries and compensation costs related to warrants granted to executive, accounting and administrative personnel, professional service fees and other general corporate expenses, such as communication, office and travel expenses. As we began our transition from focusing on research and development to the commercialization of our products in late 2009, we increased the number of our executive personnel and, as a result, incurred higher general and administrative costs.

We expect our general and administrative expenses to increase in absolute NIS as result of expenses related to becoming a U.S. public company, such as accounting and legal fees, and expected increases in the number of our executive, accounting and administrative personnel due to the expected growth of our company. Since we expect the increase in our sales, we expect our general and administrative expenses to decrease as a percentage of revenues.

Other Income

Other incomes were NIS 867 thousand (approximately US$244 thousand) for the year ended December 31, 2010 as compared to the year ended December 31, 2009 NIS 714 thousand (approximately US$201 thousand) an increase of 21%.

Other expenses primarily include the net present value of future payments of royalties to the Office of the Chief Scientist. See “Item 5C. Research and Development, Patents and Licenses, Etc,—Grants from the Office of the Chief Scientist.” In 2009 the Other Income included registration costs of subsidiary and issuance costs for a shelf prospectus in TASE.

Registration costs

Registration costs was NIS 6,049 thousand (approximately US$1,704 thousand) for the year ended December 31, 2010 as compared to nil for the year ended December 31, 2009. These costs are related to the reverse merger done by our subsidiaries Sindolor and NextGen.

Finance Income

Finance income was NIS 287 thousand (approximately US$81 thousand) for the year ended December 31, 2010 as compared to the year ended December 31, 2009 NIS 243 thousand (approximately US$68 thousand) an increase of 18%. The income in 2010 was primarily from interest on bank deposits and in 2009 from exchange rate fluctuation.

Fair value losses (gains) on warrants at fair value through profit and loss

Fair value losses on warrants at fair value through profit and loss was NIS 2,469 thousand (approximately US$696 thousand) for the year ended December 31, 2010 as compared to fair value gains for the year ended December 31, 2009 of NIS 244 thousand (approximately US$69 thousand). These costs are related to the adjustment of the market price of the publicly traded (TASE) warrants.

Finance expenses

Finance expenses were NIS 2,282 thousand (approximately US$643 thousand) for the year ended December 31, 2010 as compared to finance expenses for the year ended December 31, 2009  of NIS 473 thousand (approximately US$133 thousand). The finance expenses are from the adjustment of the liability for the OCS at the capitalization rate (15% annually) for the adjustment of this liability to the US$. In 2010 the finance expenses were mainly generated by the fluctuation of the US$ as compared to the NIS.

Comparison of the Years Ended December 31, 2009 and December 31, 2008

	Year Ended December 31
	2009	2008	% Change
	NIS in Thousands
Sales	368	-	-
Cost of sales	657	-	-
	(289)	-	-

Research and development expenses - net	13,193	14,658	(10)%
Selling and marketing expenses	698	-	-
General and administrative expenses	5,563	3,045	83%
Other (income) expenses - net	(714)	3,193	-
Total Operating Expenses	18,740	20,896	(10)%
Operating loss	(19,029)	(20,896)	(9)%
Finance income	(243)	(1,035)	(77)%
Fair value losses (gains) on warrants at fair value through profit or loss	(244)	(7,950)	(97)%
Finance costs	473	1,287	(63)%
Finance (income) costs – net	(14)	(7,698)	(99)%
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	19,015	13,198	44%

Sales. We commenced sales of our Spring Adi insulin pumps, its related cartridges and our Spring Universal Infusion Sets in the fourth quarter of 2009. Sales of these products amounted to NIS 368 thousand (approximately US$104 thousand) during that period. We had no sales for the year ended December 31, 2008, during which period we were focusing solely on our research and development operations.

Cost of Sales. Cost of sales for the year ended December 31, 2009 amounted to NIS 657 thousand (approximately US$185 thousand). We had no cost of sales for the year ended December 31, 2008, during which period no sales occurred. Cost of sales for the year ended December 31, 2009 primarily included the cost of raw materials utilized in manufacturing our products and salaries and related expenses of employees primarily engaged in manufacturing activities, which amounted to NIS 155 thousand (approximately US$44 thousand) and NIS 433 thousand (approximately US$122 thousand), respectively.

Research and Development Expenses, net. Our research and development expenses, net for the year ended December 31, 2009 were NIS 13,193 thousand (approximately US$3,717 thousand), as compared to NIS 14,658 thousand (approximately US$4,130 thousand) for the year ended December 31, 2008, a decrease of NIS 1,465 thousand (approximately US$413 thousand), or 10%. The decrease in research and development expenses, net between 2008 and 2009 was primarily due to compensation costs in respect of warrants granted in 2008 (a difference of NIS 1,708 thousand (approximately US$481 thousand)), as well as decreases in materials and subcontractors (a decrease of NIS 1,991 thousand (approximately US$561 thousand)), partially offset by increases in other salaries and related expenses (an increase of NIS 1,030 thousand (approximately US$290 thousand)). In 2008, the then-Chief Executive Officer of Spring Health Solutions, who was primarily engaged in research and development activities was granted warrants at a par value exercise price, resulting in a one-time expense of NIS 1,581 thousand (approximately US$445 thousand). The decrease in materials and subcontractors is attributable to our decision in late 2009 to focus our efforts on a smaller number of research and development projects. Our research and development expenses during 2009 and 2008 were primarily attributable to the insulin pumps and amounted to NIS 8,112 thousand (approximately US$2,286 thousand) and NIS 9,131 thousand (approximately US$2,573 thousand), respectively. Our other research and development expenses during 2008 and 2009 related to: (i) our continuous glucose monitoring system project in the amounts of NIS 1,736 thousand (approximately US$468 thousand) and NIS 2,045 thousand (approximately US$576 thousand), respectively; (ii) our infusion sets in the amounts of NIS 1,206 thousand (approximately US$340 thousand) and NIS 1,837 thousand (approximately US$518 thousand), respectively; and (iii) the pain alleviation technology being developed by Sindolor Medical in the amounts of NIS 2,585 thousand (approximately US$728 thousand) and NIS 1,199 thousand (approximately US$338 thousand), respectively.

Selling and Marketing Expenses. Our selling and marketing expenses for the year ended December 31, 2009 were NIS 698 thousand (approximately US$197 thousand) and were attributable to the commencement of our sales in Europe. Until late 2009, we were focused solely on research and development activities and, therefore, had no selling and marketing expenses for the year ended December 31, 2008. Our selling and marketing expenses consisted primarily of salary expenses and expenditures relating to travel, conferences and exhibitions, which amounted to NIS 280 thousand (approximately US$79 thousand) and NIS 324 thousand (approximately US$91 thousand), respectively.

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2009 were NIS 5,563 thousand (approximately US$1,567 thousand ), as compared to NIS 3,045 thousand (approximately US$858 thousand) for the year ended December 31, 2008, an increase of NIS 2,518 thousand (approximately US$709 thousand), or 83%. The increase in general and administrative expenses in 2009 is partially attributable to increased salaries and compensation costs related to the hiring of our chief executive officer, chief financial officer and chief operating officer during the third and fourth quarters of 2009 and compensation costs in respect of warrants granted to these and other executives in the amount of NIS 2,173 thousand (approximately US$612 thousand). Our general and administrative expenses also increased in 2009 by NIS 31 thousand (approximately US$9 thousand) due to increased office and related expenses attributable to the relocation of our operations to Tirat Carmel near Haifa, Israel. In addition, we are obligated to pay rent on our previous facility until September 2010, for which we fully provided NIS 143 thousand (approximately US$40 thousand) under office and related expenses for 2009.

Other (Income) Expenses, net. Our other (income) expenses, net for the year ended December 31, 2009 were income of NIS 714 thousand (approximately US$201 thousand), as compared to expenses of NIS 3,193 thousand (approximately US$900 thousand) for the year ended December 31, 2008. Other (income) expenses, net for the year ended December 31, 2009 were attributable to an adjustment of the net present value of future payments of royalties owed to the Office of the Chief Scientist for total income of NIS 1,214 thousand (approximately US$342 thousand) resulting from new grants received from the Office of the Chief Scientist during 2009 and a change in our estimated income during the forthcoming years. The change in our estimated income also caused a decrease in our estimated liability to the Office of the Chief Scientist. We have estimated future payments of royalties to the Office of the Chief Scientist at a rate of 3 to 3.5%. After we commenced sales in 2009, we were able to update our estimate of the expected income during the forthcoming years and changed our estimated income accordingly. We reflected this by projecting slower growth over an extended period of time. The income from the decrease in our liability to the Office of the Chief Scientist was offset by costs related to the acquisition of NextGen, which closed in early 2010, and costs related to several public and private placements of our ordinary shares for a total of NIS 500 thousand (approximately US$141 thousand). Other (income) expenses, net for the year ended December 31, 2008 were attributable to the first-time provision for royalties owed to the Office of the Chief Scientist because 2008 was the first fiscal year during which the probability that we would be required to repay the grants became “more likely than not.” The total provision in 2008 for royalty payments owed to the Office of the Chief Scientist was NIS 3,193 thousand (approximately US$900 thousand).

Operating Loss. As a result of the foregoing, our operating loss for the year ended December 31, 2009 was NIS 19,029 thousand (approximately US$5,362 thousand), as compared to an operating loss of NIS 20,896 thousand (approximately US$5,888 thousand) for the year ended December 31, 2008, a decrease of NIS 1,867 thousand (approximately US$526 thousand), or 9%.

Finance Income. Our finance income for the year ended December 31, 2009 was NIS 243 thousand (approximately US$68 thousand), as compared to NIS 1,035 thousand (approximately US$292 thousand) for the year ended December 31, 2008, a decrease of NIS 792 thousand (approximately US$223 thousand), or 76%. Finance income for the year ended December 31, 2009 was primarily composed of gains from exchange rate fluctuations, whereas finance income for the year ended December 31, 2008 was primarily composed of interest income on bank deposits.

Finance Costs. Our finance costs for the year ended December 31, 2009 were NIS 473 thousand (approximately US$133 thousand), as compared to NIS 1,287 thousand (approximately US$363 thousand) for the year ended December 31, 2008, a decrease of NIS 814 thousand (approximately US$229 thousand), or 63%. Finance costs for the year ended December 31, 2009 were primarily composed of losses on exchange rate fluctuations and accrued interest on our liability to the Office of the Chief Scientist. The finance costs for the year ended December 31, 2008 were primarily composed of amortization costs of our convertible debentures issued in 2007, which were subsequently converted during 2007 and 2008.

Fair Value Losses on Warrants at Fair Value through Profit Or Loss. Fair value losses on warrants at fair value through profit or loss for the year ended December 31, 2009 were NIS 244 thousand (approximately US$69 thousand), as compared to NIS 7,950 thousand (approximately US$2,240 thousand) for the year ended December 31, 2008, a decrease of NIS 7,706 thousand (approximately US$2,171 thousand), or 97%, due to changes in the market value of the warrants.

Loss and Total Comprehensive Loss. As a result of the foregoing, our loss and total comprehensive loss for the year ended December 31, 2009 was NIS 19,015 thousand (approximately US$5,358 thousand), as compared to NIS 13,198 thousand (approximately US$3,719 thousand) for the year ended December 31, 2008, an increase of NIS 5,817 thousand (approximately US$1,639 thousand), or 44%.

5.B     LIQUIDITY AND CAPITAL RESOURCES

Since commencing our operations as a medical device company in 2004 through June 1, 2011, we have funded our operations primarily through private placements and public offerings of our ordinary shares, and grants from the Office of the Chief Scientist in the aggregate amount of NIS 10,109 thousand (approximately US$2,850 thousand). During the year ended December 31, 2010, we received grants from the Office of the Chief Scientist totaling NIS 2,095 thousand (approximately US$591 thousand). As of December 31, 2010 and 2009, we had working capital of NIS 36,687 thousand (approximately US$10,336 thousand) and NIS 22,435 thousand (approximately US$6,321 thousand), respectively, and our primary source of liquidity was cash and cash equivalents in the amount of NIS 35,085 thousand (approximately US$9,885 thousand) and NIS 24,388 thousand (approximately US$6,872 thousand), respectively.

We believe that our current cash balances will not be sufficient to meet our anticipated cash requirements for the coming year. We will seek to sell additional equity securities or obtain a credit facility. We can provide no assurance that we will not require additional capital beyond the amounts currently forecasted by us or that any such required additional capital will be available on reasonable terms, if at all.

On April 16, 2011, we entered into a standby equity purchase agreement, or SEDA, with YA Global Investments L.P., or YA, a fund managed by Yorkville Advisors, LLC, or Yorkville, whereby D. Medical would have the option, at its sole discretion, to issue and sell up to US$10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). For additional information, see "Item 10C. Material Contracts – Standby Equity Purchase Agreement" in this annual report on Form 20-F.

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical.

5.C     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Grants from the Office of the Chief Scientist

Since 2004 and through June 1, 2011, we have received grants from the Office of the Chief Scientist as participation in research and development activities in the aggregate amount of approximately NIS 10,109 thousand (approximately US$2,850 thousand). During the year ended December 31, 2010, we received grants from the Office of the Chief Scientist totaling NIS 2,095 thousand (approximately US$591 thousand). From December 31, 2010 through June 1, 2011, we received grants from the Office of the Chief Scientist totaling NIS 592 thousand (approximately US$167 thousand). We are obligated to repay these grants (linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations) on a semi-annual basis from sales any product which was developed in the framework of the Office of the Chief Scientist programs. We commenced sales of our commercialized products during the fourth quarter of 2009 and, therefore have commenced paying royalties to the Israeli government. As of the date of this annual report on Form 20-F, Spring Health Solutions has paid NIS 76 thousand (approximately US$21 thousand) in royalties to the Office of the Chief Scientist and G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs. The grants are denominated in NIS, but we are obligated to repay the amounts in U.S. dollars (based on the exchange rate published immediately prior to the provision of the grant). Pursuant to the terms of the grants, we do not receive funds as advances but instead as reimbursements for expenses actually incurred. Upon receipt of such reimbursements, annual interest (calculated as prescribed in the R&D Regulations) will accrue on the amounts received. Pursuant to the Research and Development Law, the rate of repayment can, under certain circumstances, range between 3% and 5% of our revenues. As of December 31, 2010, we owed US$2,450 thousand to the Israeli government under grants received from the Office of the Chief Scientist.

On August, 2010, we entered into an agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Spring Adi Pump, our Spring Universal Infusion Sets and, when available, our Spring Hybrid Patch Pump. In March 2011, we announce that first product successfully rolls off mass manufacturing line in China. We are currently in the process of obtaining an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Adi Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China, pursuant to the aforementioned agreement. Following such approval (provided that we are granted with the approval), we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel. Royalties owed after manufacturing is transferred abroad are payable at a rate equal to the ratio between the amounts of the grants received and the total amount of grants received plus our investment in the approved plans, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales, the timeframe for royalty payments is not set. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved Office of the Chief Scientist program may not be transferred to any third parties, except in certain circumstances and subject to prior approval from the Office of the Chief Scientist.

For more information on our research and development activities, see “Item 4B. Business Overview—Research and Development.”

5.D     TREND INFORMATION

For information regarding most significant recent trends in our market, see "Item 4B. Business Overview —Background Information on our Industry" and "Item 4B. Business Overview—Competition" on this annual report on Form 20-F.

5.E      OFF-BALANCE SHEET ARRANGEMENTS

We do not have and are not party to any off-balance sheet arrangements.

5.F      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010 we had of balance contractual obligations as described in the following table:

	Payment due by Period (NIS 1000)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	157	157	-	-	-
Purchase Obligations	15,570	7,265	8,305	-	-
Other Long Term Liabilities	1,978	631	1,260	87	-
Total	17,705	8,053	9,565	87	-

Item 6.  Directors, Senior Management and Employees

6.A     DIRECTORS AND SENIOR MANAGEMENT

The following is the list of senior management and directors as of June 1, 2011:

Name	Age	Position
Meni Mor	48	Chairman of the Board of Directors
Efraim Argaman	44	Chief Executive Officer
Amir Loberman	48	Chief Financial Officer
Hezkiah Tsoory	43	Chief Operating Officer
Zoe H. Myres	45	Chief Commercial Officer
Eyal Sheratzky(1)	42	Director
Zeev Bronfeld(1)	60	Director
Shai Beilis(2)	62	Director
Avraham Eylon	50	Director
Barry H. Ginsburg, MD, PhD	66	Director
Galia Malka(1)(2)	39	External Director
Avi Ben Haim(1)(2)	34	External Director

(1) a member of the compensation of our board of directors
(2) a member of the audit committee of our board of directors

Meni Mor, our chairman of the board of directors since September 2009, has served as a member of our board of directors since December 2004 and served as our chief executive officer from May 2005 until September 2009. He also serves as the chairman of the board of directors of Biomedix Incubator Ltd., one of the largest life science investment groups in Israel, and D.N.A. Biomedical Solutions Ltd. Mr. Mor serves as a director of all of our direct subsidiaries, except for Sindolor Medical, as well as Allium Medical Solutions Ltd., QDS Group Ltd., Spearhead Investments (Bio) Ltd., Biomedix Incubator Ltd and A.Y.M.B Holdings & Investments Ltd.

Efraim Argaman, our chief executive officer since September 2009, joined us after leading ITGI Medical Ltd., an Israeli biomedical engineering public company, through its transition from a research and development company to a commercially viable company. Mr. Argaman also serves as the chief executive officer of our direct subsidiaries, except NextGen, and as a director of all of our subsidiaries. Mr. Argaman served two and half years as ITGI’s chief executive officer and prior to that eight years as the chief executive officer and a director of Magenta Capital Ltd., a business and financial consulting company. He holds a B.A. in Accounting and Economics from Haifa University.

Amir Loberman, our Chief Financial Officer since October 2009, has over 15 years of experience as a chief financial officer and controller, and serves as the chief financial officer of our subsidiaries, as our compliance officer and as a director of Sindolor Medical. He also served as the chief financial officer of Bio-Cell, a company under the control of Zeev Bronfeld, one of our directors and controlling persons. On May 24, 2010, Mr. Loberman resigned his position as the chief financial officer of Bio-Cell effective as of June 30, 2010. Mr. Loberman served as the chief financial officer of ITGI Medical Ltd. for two years and as the chief financial officer and controller of A. Rosenfeld Shipping Ltd. for 10 years. He holds a B.A. in Economics and Accounting and an MBA from Haifa University and is an Israeli CPA.

Hezkiah Tsoory, our Chief Operating Officer since December 2009, has over 12 years of experience in Operations, R&D and International business, joined us after serving for more than two years as the chief operating officer of Medical Compression Systems Inc., a medical device company engaged in blood circulation solutions, and vice president operations of MentorWave Technologies Ltd., which provides 3D visualization solutions. Prior to that, he served for more than four years as vice president of manufacturing technologies of Power Paper Ltd., a provider of next-generation, printable micro-powered devices technologies used for cosmetic and therapeutic purposes. Mr. Tsoory holds a B.Sc. in Mechanical Engineering from the Technion-Israel Institute of Technology and an M.Sc. in Management from the Polytechnic Institute of New York University for which he has received the Dow Jones Wall Street Journal Top Ranking Student award.

Zoe H. Myres, our Chief Commercial Officer since December 2010. Ms. Myers worked at Disetronic AG, first as a Territory Manager and then as a national director of North American field operations. She served two terms in a volunteer position with American Association for Clinical Endocrinology ("AACE") as the Chair of the AACE Corporate Advisory Board in 2001-2003, and is a past board member of the Lawson Wilkins Pediatric Endocrinology Society.  In 2005, Ms. Myers joined Exsulin, Inc., as vice president of marketing and strategic communication. In 2009, she joined MC2 Consulting as advisor. Ms. Myers is a graduate of the School of Foreign Service at Georgetown University, with a Masters of Science from Johns Hopkins University.

Eyal Sheratzky has been a member of our board of directors since December 2004 and served as our chairman of the board of directors from April 2005 until September 2009. Since 2003, he has been the co-chief executive officer of Ituran Location and Control Ltd., or Ituran, a publicly-held company listed on both the TASE and NASDAQ. Prior to that, he served as an alternate chief executive officer of Ituran in 2002 and as vice president of business development of Ituran during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran Ltd. (the controlling persons of Ituran) and certain of Ituran’s other subsidiaries, as well as of Spring Health Solutions, Protalix Ltd. and others. Mr. Sheratzky holds LL.B and LL.M degrees from Tel-Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University.

Zeev Bronfeld has been a member of our board of directors since December 2005 and is a member of the boards of directors of all of our subsidiaries, except NextGen. He is the chairman of Sindolor Medical. Mr. Bronfeld is involved in a number of biotechnology companies. He is a co-founder of Bio-Cell Ltd. and has served as its chief executive officer since 1986. He currently serves as a director and a temporary chairman of Protalix Ltd. and as a director of, among others, Bio-Cell, Biomedix Incubator Ltd., Ecocycle Israel Ltd., Contipi Ltd., L.N. Innovative Technologies., Gefen Biomed Investments Ltd.The Trendlines Group, MOFET B’Yehuda-Industrial Research & Development in Judea Ltd., Incubator for Management of Technological Entrepreneurship Misgav Ltd., ETView Ltd., FlowSense Ltd., D.N.A. Biomedical Solutions Ltd., A.Y.M.B. Holdings and Investments Ltd., Spearhead Investment Ltd., Entera Bio Ltd., Stimatix G. I. Ltd., A.T.I. Ashkelon Industries Information Technologies Ltd., NasVax Ltd, and Macrocure Ltd. Mr. Bronfeld holds a B.A. in Economics from Hebrew University.

Shai Beilis, has been a member of our board of directors since February 2011. He is deemed an "independent director" as defined under the NASDAQ listing rules and is a member of the audit committee of the Company's board of directors. Mr. Beilis has been serving since December 1998 as the chief executive officer and chairman of the board of directors of Formula Ventures, Ltd., an Israeli venture fund, which focuses on investments in early stage Israel-related Information Technology start-ups. Mr. Beilis is also the chairman of Formula Vertex UK, who managed a high tech portfolio in Europe for UBS Capital. Prior to founding Formula Ventures Ltd., Mr. Beilis served as the chief executive officer of Argotec Ltd. during the years 1995 through 1998.  Argotec Ltd., a wholly owned company of Formula Systems - Israel’s largest Information Technology group, was established to capitalize on investment opportunities in the Israeli Information Technology sector, and was responsible for the evolution of several Information Technology Israeli start-ups.  Mr. Beilis has served as a board member at over 60 companies including publicly listed companies and is currently serving as a board member of Click Software Technologies Ltd. (NASDAQ: CKSW), RadView Software Inc. (NASDAQ: RDVWF), Earnix Ltd., KR 36 Ltd., Free-Lax Ltd. and BotanoCap Ltd. Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel and a B.Sc. in Mathematics and Economics from the Hebrew University in Jerusalem, Israel (Cum Laude).

Avraham Eylon has been a member of our board of directors since May 2008. He is the founder, the chief executive officer and a director of Papaya Fashion Ltd., one of the leading developers and marketers of children’s shoes in Israel. Mr. Eylon also serves as a director of D.N.A Biomedical Solutions Ltd., a publicly held company listed on the TASE. Mr. Eylon has led Papaya Fashion Ltd. since he founded it in 1999. He manages approximately 60 employees and his company markets its shoes in Israel, the United States, Australia and Russia.

Barry H. Ginsberg, MD, PhD, has been a member of our board of directors since August 2010. He is the chief executive officer of Diabetes Technology Consultants. Until 2007, he was vice president for WorldWide Medical Affairs for the Diabetes Division of BD Medical Systems, or BD, which is among the world’s leading suppliers of medical devices and a leading innovator in injection- and infusion-based drug delivery, where he led the medical aspects of the diabetes program for 17 years. Dr. Ginsberg has served on the board of directors of the ADA from 1977 to 1990 and as president of the board of directors of the ADA (Iowa Affiliate) from 1985 to 1987. Dr. Ginsberg is an internationally-recognized expert in diabetes, blood glucose monitoring and implantable sensors. He is the recipient of a Lifetime Achievement Award from BD. He is on the board of directors of Biodel Inc., a company working to produce an ultra-rapid insulin, is consulting medical director for Agamatrix, which is engaged in the field of diabetes care, and for Facet Technologies Inc., a business information solutions company, and is a senior consultant to the Artificial Pancreas Project of the Juvenile Diabetes Research Foundation International. Dr. Ginsberg was on the senior advisory group of the China Diabetes Education Program, a program of Project Hope and the Chinese Ministry of Health to improve diabetes education in China. Dr. Ginsberg joined BD from the University of Iowa, where he was a professor of internal medicine and biochemistry. He was the Principle Investigator of the DCCT and for part of the time led the ancillary research committee of the DCCT. He has published over 100 articles in peer-reviewed journals and has received many research grants. Dr. Ginsberg also has expertise in computers and on the data reduction, analysis and usage of glucose monitoring data. He has an undergraduate degree with highest honors in chemistry from Harpur College, SUNY Binghamton and an MD and PhD in Molecular Biology from Albert Einstein College of Medicine. His medical training in internal medicine was obtained at Beth Israel Hospital (Boston), a Harvard primary teaching hospital, and his training in Endocrinology and Diabetes was conducted at the Diabetes Branch of the NIH.

Galia Malka has served as an external director since February 2008. She is deemed an "independent director" as defined under the NASDAQ Listing Rules and is a member of the audit committee of the Company's board of directors. Ms. Malka was a systems analyst and a financial implementation expert in the Bank Leumi’s project for its assets management system. She also serves as an external director at S.D.S. (Star Security Systems) Ltd., Elbit Medical and King Ltd. Ms. Malka holds a B.A in Statistics, magna cum laude, from Haifa University, and a MBA, specializing in finance, from the Ben-Gurion University.

Avi Ben Haim has served as an external director since June 2009. He is deemed an "independent director" as defined under the NASDAQ Listing Rules and is a member of the audit committee of the Company's board of directors. Mr. Ben-Haim has served as a co- CEO at Offset A.B. Ltd. from April 1998 until April 2009. He is currently engaged in the printing industry as an Independent contractor. He holds a B.A. in Business, with specialization in finance, from the College of Management, and an MBA, with specialization in finance, from Tel-Aviv University.

There are no familial relationships among our executive officers and directors.

Our directors are elected at general meetings of our shareholders. Although our shareholders do not have special voting rights with respect to the election of directors or otherwise, our controlling shareholders vote as a group pursuant to a shareholders' agreement. See “Item 7B. Related Party Transactions—Transactions with Our Affiliates and Associates.”

6.B     COMPENSATION

The aggregate direct compensation we paid to our non-executive directors for their services as directors as a group for the year ended December 31, 2010 was approximately NIS 500 thousand (approximately US$141 thousand). This amount includes the compensation paid to Israel Tal, our former VP Marketing and Business Development. Until January 11, 2011 our directors did not receive any compensation, except our external directors, who have been receiving their compensation in accordance with Israeli law, and except Mr. Mor, the chairman of our board of directors, Dr. Ginsberg and Mr. Beilis, members of our board of directors, and Mr. Bronfeld, member of our board of directors and the chairman of the board of directors of Sindolor Medical. For a more detailed description of Messrs. Mor, Ginsberg, Beilis and Bronfeld’s compensation, see “Item 7B. Related Party Transactions—Transactions with Our Directors and Principal Officers.” Since January 11, 2011 all our other directors receive the same compensation as our external directors. For additional information on the compensation received by our external directors, see "Item 6C. Board Practices—External Directors" in this annual report on Form 20-F.

The aggregate direct compensation we paid to our officers as a group for the year ended December 31, 2010 was approximately NIS 5,209 thousand (approximately US$ 1,468 thousand). This amount includes approximately NIS2,368 thousand (approximately US$667 thousand) related to share options, NIS 333 thousand (approximately US$94 thousand), which was set aside or accrued to provide for pension, retirement, severance or similar benefits and approximately NIS 284 thousand (approximately US$80 thousand) for car expenses. The above compensation does not include expenses reimbursements for mobile phone, mobile phone, business travel and other expenses, which were directly related to our business. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2010.

We have established share option plans pursuant to which our directors will be eligible to receive share options. See “Item 6E. Share Ownership—Employee Benefit Plans” and “—Employment Agreements with Executive Officers” for additional information. As of June 1, 2011, there were 293,349 outstanding options to purchase ordinary shares granted to our directors and officers (6 persons), at a weighted average exercise price of NIS 29.9 (approximately US$8.42) and options to purchase 400,000 ordinary shares of NextGen granted to our chief financial officer at an exercise price of NIS 0.1615 (approximately US$0.046) per share.

Employment Agreements with Executive Officers

Efraim Argaman

On August 9, 2009, we entered into an employment agreement with Efraim Argaman pursuant to which he agreed to serve as our chief executive officer for a gross monthly salary of NIS 44,600 (approximately US$12,567), as adjusted to the Israeli CPI provided it is not less than NIS 44,600 (approximately US$12,567). The agreement is effective as of September 1, 2009, has a four-year term and may be terminated by either party upon sixty-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. According to the agreement, in addition to his monthly salary until December 31, 2010, Mr. Argaman is entitled to an annual bonus equal to four times his monthly salary if we reach a sales target during such year of at least US$2,000,000. Thereafter, Mr. Argaman is entitled to an annual bonus equal to 5% of our annual operating profit during each year that Mr. Argaman’s employment continues during such year. In the event of termination of his employment by us other than upon the occurrence of certain events, which permit us to terminate his employment immediately, Mr. Argaman is entitled to additional compensation equal to (i) twice his monthly salary less any amount accumulated as severance pay if such termination occurs during the first year of employment, and (ii) three times his monthly salary less any amount accumulated as severance pay if such termination occurs during the second, third or fourth year of his employment, provided that, if the aggregate sum of his severance pay exceeds the additional compensation, such additional compensation shall not be paid to Mr. Argaman.

In October 2010, we granted Mr. Argaman a bonus of NIS 240 thousand (approximately US$67.6 thousand). On November 2, 2010, our compensation committee and board of directors have approved an increase of Mr. Argaman’s gross monthly salary from of NIS 44,600 (approximately US$12,567) to NIS 55,780 (approximately US$15,717), effective from the October 2010 monthly salary as adjusted to the Israeli CPI.

In addition, we granted to Mr. Argaman 120,349 options, exercisable into 120,349 of our ordinary shares over a period of ten years at an exercise price of NIS 32.864 (approximately US$9.26) for each option. One-eighth of the aggregate number of options granted to Mr. Argaman vested after the completion of six months of employment and the remaining options vest over a period of 42 months commencing as of his seventh month of employment. On October 26, 2010, we granted Mr. Argaman additional 56,700 options, exercisable into 56,700 of our ordinary shares, at an exercise price of NIS 25.33 (US 7.14$) for each option, which vest over a period of 4 years from the date of the grant. As of December 31, 2010, 40,061 of his options had vested and he had not exercised any of his options. In the event that Mr. Argaman terminates his employment with us, Mr. Argaman will be entitled exercise vested options as of the date of termination of his employment for a period of three months following such termination. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of Mr. Argaman’s unvested options will automatically become fully vested.

In addition, we granted Mr. Argaman a NIS 200 thousand (approximately US$56 thousand) loan bearing interest at an annual rate of 4%, as adjusted to the Israeli CPI, which Mr. Argaman fully repaid on March 7, 2010. Mr. Argaman is also entitled to a company car, including reimbursement of all car-related expenses and taxes, a cellular phone and reimbursement of travel expenses pursuant to company policy existing at the time of such travel, as well as other customary benefits. Pursuant to his employment agreement, Mr. Argaman may not be employed or provide services to any entity competing with us for a period of 12 months following the expiration or termination of his employment or solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us for a period of 24 months following the expiration or termination of his employment. In addition, we undertook to fully indemnify Mr. Argaman for any loss, claim and expense caused as a result of his employment with us, except for any loss, claim or expense caused by his intentional or willful misconduct, provided they were not caused as a result of his act or omission made with an intention to cause us damage.

Amir Loberman

On October 12, 2009, we entered into an employment agreement with Amir Loberman pursuant to which he agreed to serve as our chief financial officer for a gross monthly salary of NIS 30,000 (approximately US$8,453). The agreement is effective as of October 20, 2009 and continues until terminated upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events.

In April 2010, we granted Mr. Loberman a bonus of NIS 12 thousand (approximately US$3.38 thousand), and in October 2010, we granted Mr. Loberman a bonus of NIS 105 thousand (approximately US$29.6 thousand). On October 26, 2010, our compensation committee and board of directors have approved an increase of Mr. Loberman’s gross monthly salary from NIS 30,000 (approximately US$8,453) to NIS 35,000 (approximately US$9,862), effective from the October 2010 monthly salary.

In addition, we granted Mr. Loberman 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.864 (approximately US$9.26) for each option. The original vesting period of these options was three years from the commencement Mr. Loberman’s employment with the Company. On October 26, 2010, our compensation committee and board of directors have approved an amendment to the terms of the options, such that their vesting period will be four years from the date of commencement of employment, rather than three years. In addition, on October 26, 2010, we granted Mr. Loberman additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$7.14) for each option, which vest over a period of 4 years from the date of the grant. As of December 31, 2010, 4,345 of his options had vested and he had not exercised any of his options. In the event that Mr. Loberman’s employment is terminated for any reason, he will be entitled to the options vested until the date of termination of his employment and may exercise them during a period of three months following termination of his employment at which time such options will expire. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our ordinary shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Loberman is also entitled to a company car, including reimbursement of all car-related expenses and taxes, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Loberman may not be employed or provide services to any entity competing with our business for a period of 12 months (if his employment with us is terminated after being employed with us for a period of between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18 months) following the expiration or termination of his employment with us. Mr. Loberman further agreed that for a period of 24 months following the termination of his employment he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

Hezkiah Tsoory

On November 29, 2009, we entered into an employment agreement with Hezkiah Tsoory pursuant to which he agreed to serve as our chief operating officer for a gross monthly salary of NIS 35,000 (approximately US$9,862). The agreement is effective as of December 20, 2009 and continues until terminated by either party upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. On November 30, 2010, our compensation committee and board of directors have approved an increase of Mr. Tsoory's gross monthly salary from NIS 35,000 (approximately US$9,862) to NIS 38,500 (approximately US$10,848), effective January 2011. In April 2010, we granted Mr. Tsoory a bonus of NIS 12 thousand (approximately US$3.38 thousand)

In addition, we granted to Mr. Tsoory 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, at an exercise price of NIS 32.864 (approximately US$9.26) for each option. The Original vesting period of these options was three years from the commencement Mr. Tsoory’s employment with the Company. On October 26, 2010, our compensation committee and board of directors have approved an amendment to the terms of the options, such that their vesting period will be four years from the date of commencement of employment, rather than three years. In addition, on October 26, 2010, we granted Mr. Tsoory additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$7.14) for each option, which vest over a period of 4 years from the date of the grant. As of December 31, 2010, 4,204 of his options had vested and he had not exercised any of his options. In the event that Mr. Tsoory’s employment is terminated during his first year of employment, he will be entitled to exercise the options vested until the time of termination during a three-month period following termination of his employment, at which time such options will expire. In the event of a sale of the activities of any of our subsidiaries  (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Tsoory is also entitled to a company car, including the reimbursement of all car-related expenses, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Tsoory may not be employed or provide services to any entity competing with our business for a period of six months (if his employment with us is terminated after being employed with us for a period of up to six months), twelve months (if his employment with us terminated after being employed with us for between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18) months following the expiration or termination of his employment with us. Mr. Tsoory further agreed that for a period of 24 months following the termination of his employment with us he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

Zoe H. Myres

On January 24, 2011, we entered into a consulting agreement with Ms. Myers pursuant to which she agreed to serve as our chief commercial officer for a gross monthly salary of US$ 16,000, provided however, that for the months of February, March, April, May and June of 2011, the monthly base compensation shall be US$ 14,500. She also received an advisory fee of US$ 10,000, for advisory services provided to the Company in January 2011. In addition, Ms. Myers is entitled to a commission of 2% of the Company's actual gross revenue for 2011, and a commission of 1% of the Company's actual gross revenues for 2012, 2013 and 2014. The agreement is effective as of January 1, 2011 and continues until terminated by either party upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events.

In addition, we granted to Ms. Myers 15,625 options, exercisable into 15,625 of our ordinary shares, at an exercise price of US$ 8.88 for each option and 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price US$ 7 for each option, both grants subject to the terms and conditions of the Company's 2005 Israeli Share Option Plan. The vesting period of these options is four years from the date of the grants, provided that she is engaged by the Company for at least a year, and therefore as of the date of this annual report on Form 20-F, none of her options had vested. In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of her unvested options at such time will automatically become fully vested. Ms. Myers is also entitled to reimbursement for all reasonable telephone, business travel and other expenses, subject to the Company's policy with respect thereto. Pursuant to her consulting agreement, Ms. Myers may not be employed or provide services to any entity competing with our business for a period of twelve months. Ms. Myers further agreed that for a period of twelve months following the termination of her agreement with us she would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

 Due to the lock-up period agreed to by our executive officers in connection with the 2010 offering, in the event that the employment of any of the above executive officers is terminated within the lock-up period in connection with the 2010 offering, their vested options shall remain exercisable until the lapse of three months from the end of such lock-up period.

6.C     BOARD PRACTICES

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 in its entirely has already come into effect. See "Amendment no. 16 to the Companies Law" on page ii and elsewhere herein.

Corporate Governance Practices

As a corporation incorporated in Israel and listed on the TASE, we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. These matters are in addition to the NASDAQ Listing Rules and other applicable provisions of U.S. securities laws. Under the NASDAQ Listing Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Listing Rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. For further information, see “Item 3D. Risk Factors— NASDAQ Listing Rules and Home Country Practices” and “— NASDAQ Listing Rules and Home Country Practices.”

Board of Directors and Executive Officers

Pursuant to our articles of association, our board of directors must consist of at least three and not more than 11 directors, including a minimum of two external directors as required by the Companies Law. Our directors (other than the external directors) are divided into three classes, and directors are elected for a term of three years (except for the first two years during which the provision for a staggered board is implemented as described below). The term of office of our directors assigned to class A will expire at our third annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the first annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the second annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. In addition, our articles of association provide, among others, that a director (other than an external director) may only be removed from office without cause by a resolution adopted by a majority vote of our shareholders and that the articles relating to the number of directors, staggered board and removal of a director from office without cause may be changed only by a resolution adopted by a majority vote of our shareholders. This classification of our board of directors may delay or prevent a change of control or a change of our management. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply, our directors are elected by a resolution of our shareholders adopted by an ordinary majority standard at the annual general shareholders’ meeting. External directors may be removed from office pursuant to the terms of the Companies Law. See “—External Directors.”

Our shareholders have assigned Shai Beilis to class A of our board of directors, Avraham Eylon and Barry H. Ginsburg to class B of our board of directors and Meni Mor, Zeev Bronfeld and Eyal Sheratzky to class C of our board of directors.

Pursuant to the Companies Law, our chairman convenes and presides over the meetings of our board of directors and our board of directors is required to meet at least once every three months. In addition, a meeting of our board of directors may be convened at the request of any two directors or any one director if such director becomes aware of a matter of our company in which an apparent breach of a law or harm to proper business procedures has occurred. The quorum required for a meeting of our board of directors consists of a majority of the members of the board of directors and resolutions of our board of directors require an affirmative vote by the majority of the members present. Our articles of associations allow our board of directors to pass resolutions without actually convening a meeting of the board of directors, provided that all directors entitled to participate in the discussion and to vote on the matter have agreed not to convene a meeting of the board of directors for a discussion of the matter.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is appointed or until his or her resignation or removal.

External Directors

Under the Companies Law, Israeli companies whose shares are publicly traded are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board, is required to include at least one external director. The audit committee must include all external directors then serving on the board of directors.

A person may not serve as an external director if he is a relative of our controlling shareholders, or if, at the date of the person’s appointment or within the prior two years, such person or his or her relatives, partners, employers, employees or entities under the person’s control, have or had any affiliation with us, with our controlling shareholders or their relatives or any entity controlled by or under common control with us. Under the Companies Law, the term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. An individual may not be appointed as an external director if he is an employee of the Israel Securities Authority or of a stock exchange in Israel. In addition, a person (i) who has professional or personal relationship with us, with our controlling shareholders or their relatives or any entity controlled by or under common control with us, (ii) whose relatives, partners, employers, employees or entities under such person’s have professional or personal relationship with our controlling shareholders or their relatives or any entity controlled by or under common control with us, or (iii) who received compensation not in accordance with Companies Law and the regulations promulgated thereunder, may not serve as an external director. Until the lapse of two years after termination or expiration of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time any external director is appointed, all members of the board of directors are the same gender, then the external director to be appointed must be of the other gender.

Under the Companies Law, a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

External directors must be elected by a majority vote of the shares present and voting at a shareholders' general meeting, provided that either:

•
such majority includes at least a majority of the shares held by non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), present and voting at such meeting (in counting the total votes of such shareholders, abstentions shall not be taken into account); or

•
the total number of shares of non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director which may be extended for two additional three-year term by a majority vote at a shareholders’ meeting, subject to certain conditions. External directors may be removed from office only by the same special majority required for their election or by a court and, in each case, only if they have ceased to meet the statutory qualifications for appointment or if they have violated their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders’ meeting to appoint a new external director as soon as practicable.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Avi Ben Haim and Galia Malka serve as external directors on our board or directors and their terms extend to June 25, 2012 and February 10, 2014, respectively. Ms. Malka’s first three year term expired on February 10, 2011. Ms. Malka was re-elected for additional three years on February 16, 2011. Our board of directors has determined that both of our external directors possess “accounting and financial” expertise.

Independent Directors

Under the Companies Law, the majority of the members of the audit committee must be independent directors. See "—Board of Directors' Committees". A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).

Currently, our audit committee is comprised of Galia Malka and Avi Ben Haim, our external directors, as well as Shai Beilis, all of whom are deemed independent directors.

NASDAQ Listing Rules and Home Country Practices

As a “foreign private issuer,” as such term is defined under Rule 405 of the Securities Act, we are permitted to comply with our home country corporate governance practices instead of certain NASDAQ Listing Rules. We follow Israeli law and practice instead of the applicable NASDAQ Listing Rules regarding the number of independent directors on our board of directors, the composition of our compensation committee, the director nominations process and the requirements relating to quorum and timing of our annual meetings, proxy solicitations, review of related-party transactions and shareholder approval for certain dilutive events. Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Listing Rules.

We rely on the exemptions from the NASDAQ Listing Rules requiring that the majority of our board of directors be independent, that the compensation of executive officers be determined or recommended to the board by a committee comprised solely of independent directors and that director nominees be selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law that requires two of our directors to be external directors (who will also be “independent” as defined by the NASDAQ Listing Rules), our compensation committee to be comprised solely of directors, including at least one external director, and our directors will be recommended by our board of directors for election by our shareholders.

We also comply with Israeli law and practice with respect to the following shareholders’ meeting matters:

•
our quorum for shareholders’ meetings is set at 25% of the voting power of our ordinary shares, compared to 33 1/3% of the outstanding shares of a company’s common stock under the NASDAQ Listing Rules;

•
we are required to solicit proxies only with respect to certain matters brought before a shareholders’ meeting, such as the election or dismissal of directors and the approval of related-party transactions and mergers, compared to the solicitation of proxies for all matters brought before a shareholders’ meeting under the NASDAQ Listing Rules; and

•
our annual shareholders’ meeting must be convened not later than 15 months after the previous annual meeting, compared to not later than one year after the end of a company’s fiscal year-end under the NASDAQ Listing Rules.

In addition, the NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, an issuance that will result in a change of control of a company, certain transactions other than a public offering involving issuances of a 20% or more interest in a company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approvals are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, audit committee approval, would also be required. A “significant private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received by the company pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the holdings of a substantial shareholder in securities of the company will increase or as a result of which a person will become a substantial shareholder or a controlling shareholder after the issue. A “substantial shareholder” is a person holding 5% or more of the issued share capital of the company or of its voting rights. A “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

Furthermore, Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules. However, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction which tend to be more rigorous than the NASDAQ Listing Rules. See “Item 10B. Memorandum and Articles of Association—Directors and Executive Officers” and “Item 10B. Memorandum and Articles of Association—Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

A foreign private issuer that elects to follow a home country practice instead of the applicable NASDAQ Listing Rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

Board of Directors’ Committees

Our board of directors has established two standing committees: the audit committee and the compensation committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors, and the majority of its members must be independent directors. The audit committee may not include: (i) the chairman of the board of directors; (ii) any director employed by the Company, our controlling shareholders or any entity under the control of our controlling shareholder; (iii) and director providing services on a regular basis to the Company, our controlling shareholders or any entity under the control of our controlling shareholder, on an ongoing basis; (iv) any director whose main source of income comes from our controlling shareholders; or (v) our controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. In addition, under the NASDAQ Listing Rules, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the NASDAQ Listing Rules. The NASDAQ Listing Rules also require that at least one member of the audit committee be a financial expert.

Our audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is also responsible for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) evaluating the Company's internal audit programme and the performance of the Company's internal auditor and the resources at his/her disposal; (iv) reviewing the scope of work of the Company's external auditor and making recommendations regarding his/her salary; and (v) creating procedures relating to the employees' complaints regarding deficiencies in the administration of the Company.

Currently, our audit committee is comprised of Galia Malka and Avi Ben Haim, our external directors, as well as Shai Beilis, all of whom are deemed independent directors. The composition and functions of our audit committee meet the requirements of the NASDAQ Listing Rules.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a public company is required to establish a committee of the board of directors for the examination of financial statements. Commencing with the 2010 year-end financial statements, financial reports of a public company may be brought for discussion and authorization of the board of directors only after such committee for the examination of financial statements has discussed and formulated recommendations to the board of directors in connection with: the estimates used in connection with the financial statements; the internal audits related to financial reporting; the completeness and appropriateness of disclosure in the financial statements; the accounting policy adopted and accounting treatment applied in the material matters of the company; valuations, including the assumptions and estimates underlying them, on which bases data in the financial statements is provided. The members of the committee for the examination of financial statements must be directors who meet certain independence requirements, and, among other things, must be able to read and understand financial statements, with at least one of the members being an accounting and financial expert (as defined under the regulations). Our audit committee also serves as the committee for the examination of financial statements under Israeli law.

Compensation Committee. Our compensation committee is responsible for making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans. The compensation committee is also responsible for determining salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of the compensation committee are Avi Ben Haim, Zeev Bronfeld, Eyal Sheratzky and Galia Malka.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among others, to examine whether a company’s actions comply with the law and proper business procedure. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is Daniel Shapira, 55, a certified accountant who has served as our internal auditor since March 20, 2005. Mr. Shapira has been the manager of his accounting firm for approximately twenty-five years and serves as the internal auditor of several public companies listed in Israel and abroad. He holds a B.A. in Accounting and Economics from Bar-Ilan University. Mr. Shapira also serves as the internal auditor of NextGen, Bio-Cell (a company in which Zeev Bronfeld is a controlling shareholder) and Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group).

6.D      EMPLOYEES

As of June 1, 2011, we had 63 employees, not including members of our board of directors, 8 of whom served in administrative, accounts and human resources capacities, 16 of whom were employed in research and development, 5 of whom were employed in sales and marketing and 34 of whom were employed in manufacturing and quality assurance. All of our employees are based in Israel, except our Chief Commercial Officer, which is an independent subcontractor and not an employee of the Company and is based in the U.S. The breakdown of our employees by department as of yearend for each of the last three fiscal years is as follows:

	December 31,
	2008	2009	2010
Department
Administration, accounts and human resources	3	5	9
Research and Development	21	23	17
Sales and Marketing	3	2	6
Manufacturing and Quality Assurance	—	13	34
Total	27	43	66

NextGen and Sindolor Holding currently have no employees. Israel Tal serves as the chief executive officer of NextGen and Amir Loberman serves as chief financial officer of NextGen. Israel Tal is Sindolor Medical’s chief executive officer and its only employee. Israel Tal's employment with NextGen and Sindolor Medical is expected to terminate by July 25, 2011. Until December 31, 2010, Sindolor Medical also employed Prof. Moshe Philip, as clinical advisor. Sindolor Medical receives management services from us. See "Item 7B. Related Party Transactions—Transactions with Our Affiliates and Associates—Transactions with Sindolor Medical and NextGen" in this annual report on Form 20-F. In addition, until December 31, 2010, Zeev Bronfeld, a member of our board of directors, was engaged by Sindolor Medical as a third-party service provider in the capacity of chairman of the board of directors of Sindolor Medical. Since December 31, 2010, Zeev Bronfeld has been serving as Sindolor Medical's chairman of the board without receiving  any compensation from Sindolr Medical, and he has been engaged diretly by us as a consultant and a member of our board of directors. For a description of Mr. Bronfeld’s agreements with Sindolor Medical and us, see “Item 7B. Related Party Transactions—Transactions with our Directors and Principal Officers.”

Under applicable Israeli law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide extension orders of collective bargaining agreements applicable to us. These orders affect matters such as cost of living adjustments to salaries, the length of working hours and weeks, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Israeli law generally requires the payment of severance by employers upon the death of an employee or termination of employment by the employer. We fund our ongoing severance obligations by making monthly payments to insurance policies. Most of our employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law, or Section 14. The said defined contribution plan is a plan under which we pay monthly contributions, at a certain percentage of the salary, into a separate independent entity. Pursuant to Section 14, upon termination of their employment, these employees will be entitled to receive only the amounts accrued in the insurance policies with respect to severance pay, and they will generally be entitled to receive such amounts even if they resign. Accordingly, our liability for accrued severance payment relates only to employees who have not agreed to be subject to Section 14. Our liability for severance pay-net as of December 31, 2010 totaled NIS 76 thousand (approximately US$21 thousand). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are generally 17.9% of wages, up to a specified amount, of which the employee contributes 12.0% and the employer contributes approximately 5.9%.

During 2010, we increased the number of our employees in approximately 50%, in order to accommodate our transition from an R&D company to a commercial company that manufactures, distributes and sells its products.

6.E      Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 1, 2011, by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of June 1, 2011, are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 7,821,506 ordinary shares outstanding as of June 1, 2011.

Executive Officers and Directors:	Number	Percent
Meni Mor(1)	1,051,715	13.4%
Efraim Argaman	67,655	*
Amir Loberman	6,625	*
Hezkiah Tsoory	6,304	*
Eyal Sheratzky(1)	1,051,715	13.4%
Zeev Bronfeld(1)	1,051,715	13.4%

Directors and officers as a group (6 persons)	1,132,299	14.3%
_______________________

(1) Mr. Mor, Mr. Bronfeld and Mr. Sheratzky jointly own 1,051,715, due to the voting agreement between them, as described under Item 7B.- Related Party Transactions" in this annual report on Form 20-F.

* indicates beneficial ownership of less than 1% of the Company’s shares.

Employee Benefit Plans

We maintain four equity incentive plans, each of which were adopted in compliance with Section 102 of the Israeli Income Tax Ordinance of 1961, or the Ordinance. In June 2010, NextGen adopted a new share option plan, or the NextGen 2010 Plan, under Section 102 of the Ordinance.  All options granted under previous employee benefit plans of NextGen have expired and NextGen does not intend to grant any additional options thereunder. In 2005, we adopted our first share option plan, or the 2005 Plan, and Spring Health Solutions adopted a share option plan, or the Spring Health Solutions 2005 Plan. In 2008, Sindolor Medical adopted a share option plan, or the 2008 Plan. The 2005 Plan, the Spring Health Solutions 2005 Plan, the 2008 Plan and the NextGen 2010 Plan are qualified under Section 102 of the Ordinance, which provides certain tax benefits in connection with share-based compensation. To be eligible for tax benefits under Section 102 of the Ordinance, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. The tax treatment with respect to options granted to employees and directors under the 2005 Plan, the Spring Health Solutions 2005 Plan, the 2008 Plan and the NextGen 2010 Plan is the result of our election of the capital gains tax track under Section 102 of the Ordinance. This election means that our employees and directors will generally be subject to a capital gains tax rate of 25% on the sale of the options or underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for two years from the date of grant. We may not deduct expenses pertaining to the options for tax purposes. Section 102 of the Ordinance also provides for an income tax track, under which, among other things, the benefit to employees will be taxed as income, the issuer will be allowed to recognize expenses for tax purposes, and the minimum holding period for the trustee will be 12 months from the date of grant.

The 2005 Plan

Under the 2005 Plan, we were permitted to grant to our employees, directors, contractors and consultants or their affiliates options to purchase our ordinary shares. For the purposes of the 2005 Plan, “affiliate” means any company (i) that is our “controlling shareholder” (as such term is defined in Section 102 of the Ordinance), or (ii) of which we are a controlling shareholder, or (iii) which has a controlling shareholder that is also our controlling shareholder. We have exhausted the initial pool of ordinary shares available under the 2005 Plan. Our board of directors has resolved in the past that additional issuances of options under the 2005 Plan will result in a commensurate increase in the number of ordinary shares available under the 2005 Plan.

In December 2010, our board of directors has approved a pool of 800,000 options which will be subject to the 2005 Plan. Such number includes all shares and options granted since the 2010 Offering. As of June 1, 2011, 485,665 options out of these 800,000 options were granted.

Our board of directors or a committee appointed by it has the authority to administer the 2005 Plan and to grant options under the 2005 Plan, including, without limitation (i) the persons to whom options shall be granted, (ii) the number of shares subject to each option, (iii) the time or times at which the same will be granted, (iv) restrictions on the transferability of the options, and (v) the schedule and conditions on which such options may be exercised.

Options granted under the 2005 Plan generally expire within ten years of the grant date, unless determined otherwise by our board of directors or a committee appointed by it, or any shorter period set forth in the grant notice.

As of June 1, 2011 we had granted a total of 933,873 options pursuant to the 2005 Plan, of which 485,665 options are from the 800,000 pool and the other options we issued prior to the year 2010. Out of these options, 436,762 had fully vested, 248,111 had been exercised into our ordinary shares and 15,089 had expired.

The Spring Health Solutions 2005 Plan

Under the Spring Health Solutions 2005 Plan, which was filed with the Israeli tax authorities in 2006, Spring Health Solutions may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of Spring Health Solutions. For the purposes of the Spring Health Solutions 2005 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of Spring Health Solutions, (ii) of which Spring Health Solutions is a controlling shareholder, or (iii) which has a controlling shareholder that is also Spring Health Solutions’ controlling shareholder. The total number of ordinary shares available for grant under the Spring Health Solutions 2005 Plan is 10,000.

The board of directors of Spring Health Solutions has the authority to administer and to grant options under the Spring Health Solutions 2005 Plan. However, a committee appointed by the board may provide recommendations to the board of directors of Spring Health Solutions with respect to the administration of the Spring Health Solutions 2005 Plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of Spring Health Solutions has not appointed a committee to administer the plan. Options granted to date under the Spring Health Solutions 2005 Plan vest over four years from the grant date so that 50% vest after 24 months and an additional 25% vest every 12 months thereafter.

Options granted to date under the Spring Health Solutions 2005 Plan generally expire within ten years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed by us or provides services to us continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination.

The Spring Health Solutions 2005 Plan does not provide for acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the committee or the board of directors may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, the vesting of the options shall accelerate.

As of June 1, 2011, Spring Health Solutions has granted a total of 3,750 options pursuant to the Spring Health Solutions 2005 Plan, of which 792 options were exercised into Spring Health Solutions’ ordinary shares, 708 options expired and the rest, 2,250 options, were converted into options of D. Medical. In addition, prior to the filing of the Spring Health Solutions 2005 Plan with the Israeli tax authorities in 2006, Spring Health Solutions granted in 2003 a total of 9,840 options to purchase ordinary shares of Spring Health Solutions to three former employees of Spring Health Solutions, of which 1,490 options were exercised into Spring Health Solutions’ ordinary shares and 5,032 options expired and the rest, 3,318 options, were converted into options of D. Medical. By December 31, 2010 we completed the conversion of 5,568 options of Spring Health Solutions held by current and former employees of Spring Health Solutions into 13,920 options of D. Medical, of which 6,570 were fully exercised as of June 1, 2011.

In January 2011, we decided not to issue any more options under the Spring Health Solutions 2005 Plan, and requested to terminate it.   As of June 1, 2011 there are no options outstanding in Spring Health Solutions.

The 2008 Plan

Under the 2008 Plan, Sindolor Medical may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of Sindolor Medical. For the purposes of the 2008 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of Sindolor Medical, (ii) of which Sindolor Medical is a controlling shareholder, or (iii) which has a controlling shareholder that is also Sindolor Medical’s controlling shareholder. The total number of ordinary shares available for grant under the 2005 Plan is 16,995.

The board of directors of Sindolor Medical has the authority to administer the 2008 Plan and to grant options under the plan. However, a committee appointed by it may provide recommendations to the board of directors of Sindolor Medical with respect to the administration of the plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of Sindolor Medical has not appointed a committee to administer the plan. Options granted to date under the 2008 Plan vest over four years from the grant date so that 50% vest after 24 months and an additional 25% vest every 12 months thereafter.

Options granted to date under the 2008 Plan generally expire within 10 years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed or provides services to us (including Sindolor Medical) continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination of employment; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination. In addition, the committee or the board of directors may extend the exercise period of options held by employees whose employment was terminated for a period not exceeding their expiration date.

As of June 1, 2011, Sindolor Medical had granted a total of 16,995 options pursuant to the 2008 Plan, of which 10,620 had fully vested and 4,245 had been exercised.

The NextGen 2010 Plan

Under the NextGen 2010 Plan, which is still subject to the approval of the Israeli tax authorities, NextGen may grant to its or any of its affiliates’ directors, officers, employees and service providers options to purchase ordinary shares of NextGen. For the purposes of the NextGen 2010 Plan, the term “affiliate” means any company (i) that is a “controlling shareholder” (as such term is defined in Section 102 of the Ordinance) of NextGen, (ii) of which NextGen is a controlling shareholder, or (iii) which has a controlling shareholder that is also NextGen’s controlling shareholder. The total number of ordinary shares available for grant under the NextGen 2010 Plan is 5,000,000.

Subject to the approval of the NextGen 2010 Plan by the Israeli tax authorities, the board of directors of NextGen has the authority to administer and to grant options under the NextGen 2010 Plan. However, a committee appointed by it may provide recommendations to the board of directors of NextGen with respect to the administration of the NextGen 2010 Plan and also has full power, among others, to alter any restrictions and conditions of the options, accelerate the rights of an optionee to exercise options and determine the exercise price of the options. Currently, the board of directors of NextGen has not appointed a committee to administer the plan. The options that the board of directors of NextGen and audit committee of NextGen have approved for grant to date under the NextGen 2010 Plan vest over four years from the optionees’ commencement of service date such that one-eighth of the options vest after six months and one-sixteenth of the remaining options vest each quarter until the end of their fourth year of service.

Options to be granted under the NextGen 2010 Plan will generally expire within ten years of the grant date unless extended by the committee or the board of directors. Options may be exercised only if vested and provided that the holder is employed by us or provides services to us continuously from the time of granting of the option until the date of exercise. However, if a holder’s termination of employment is without cause, vested options may be exercised for a period of 90 days from the date of termination; and if a holder’s termination is the result of death or disability, vested options may be exercised for a period of 12 months after the date of termination.

The NextGen 2010 Plan does not provide for acceleration of the vesting period upon the occurrence of certain corporate transactions. However, the committee or the board of directors of NextGen may provide in individual option agreements that if the options are not substituted or exchanged by a successor company, the vesting of the options shall accelerate.

As of June 1, 2011 NextGen had granted a total of 3,090,697 options pursuant to the NextGen 2010 Plan, 965,845 of which had vested.

The following table summarizes information about share options outstanding as of yearend:

	2010		2009		2008
	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants
Outstanding at January 1,	17.6	438,049	7.36	301,600	8.32	257,953
Granted	25.61	470,040	29.12	189,723	0.32	50,938
Forfeited	11.07	12,329	-	-	-	-
Expired	-	-	-	-	16.96	2,760
Exercised	0.53	161,236	0.32	53,274	16.96	4,531
Outstanding at December 31,	26.52	734,524	17.6	438,049	7.36	301,600
Exercisable at December 31,	24.07	168,338	8.96	258,795	7.63	273,849

Item 7.  Major Shareholder and Related Party Transactions

7.A     MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 1, 2011, by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of June 1, 2011, if any. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 7,821,506 ordinary shares outstanding as of June 1, 2011.

	Shares Beneficially Owned
Name and Address of Holder	Number	Percent
I.B.I Mutual Funds Management (1978) Ltd. (1) Ahad Haam 9, Tel-Aviv, 65251, Israel	560,024	7.2%
Shimon Cohen (2) 20 Derech Ha’Shalom St., Tel-Aviv 61250, Israel	468,470	6.0%
Meni Mor (3)	1,051,715	13.4%
Eyal Sheratzky (4)	1,051,715	13.4%
Zeev Bronfeld (5)	1,051,715	13.4%

(1)
The information is based upon Schedule 13G filed with the SEC by I.B.I Mutual Funds Management (1978) Ltd. on February 14, 2011. I.B.I Mutual Funds Management (1978) Ltd. is holding the shares for the benefit of the members of the mutual funds. I.B.I Mutual Funds Management (1978) Ltd. expressly disclaims beneficial ownership of all shares.

(2)
The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Mr. Shimon Cohen on February 14, 2011. The shares are held directly held by Mr. Cohen and by a private company wholly owned by him.

(3)
The information is based upon information provided to by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld, and a Schedule 13G filed with the SEC by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld on February 14, 2011. Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of June 1, 2011 held directly by Mr. Mor, constituting 3.5% of our issued and outstanding share capital as of June 1, 2011. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor.

(4)
The information is based upon information provided to by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld, and a Schedule 13G filed with the SEC by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld on February 14, 2011. Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of June 1, 2011 held directly by Mr. Sheratzky, constituting 3.4% of our issued and outstanding share capital as of June 1, 2011. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky.

(5)
The information is based upon information provided to by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld, and a Schedule 13G filed with the SEC by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld on February 14, 2011. Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of June 1, 2011 held directly by Mr. Bronfeld, constituting 6.7% of our issued and outstanding share capital as of June 1, 2011. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld.

Except as indicated in the footnotes to table above, each shareholder in the table has sole voting and investment power over our ordinary shares shown as beneficially owned by it. Those shareholders that own 5% or more of our outstanding ordinary shares do not have different voting rights from our other shareholders. However, see “Item 7B. Related Party Transactions—Shareholders Agreement” for information regarding a voting agreement among three of our shareholders. Unless otherwise noted below, each shareholder’s address is c/o D. Medical Industries Ltd., 3 Hasadna St, Tirat Carmel, Israel.

Based on the information provided to us by our transfer agent, other than share held by Cede & Co., there were no registered U.S. holders of our shares as of June 1, 2011.

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B     RELATED PARTY TRANSACTIONS

Shareholders Agreement

Meni Mor, Eyal Sheratzky and Zeev Bronfeld are parties to a shareholders' agreement, or the shareholders agreement dated as November 23, 2011, as amended on January 1, 2007. Each party to the shareholders agreement agreed to meet prior to each of our shareholders meetings for the purpose of discussing the matters included on the agenda of any such meeting. Following discussion, each party votes on such matters with each party having one vote and the outcome based on a simple majority. Each of the parties then votes as a block at the subsequent shareholders meeting in accordance with the outcome of that vote. The agreement to vote described above applies to all beneficial holdings of the parties to the agreement.

With respect to the shares owned by each party as of the date of the shareholders agreement, the parties have tag-along rights on a pro rata basis in the event that a party wishes to sell his shares to a third party and have agreed to notify each other of an intended sale of such shares on a stock exchange.

As of June 1, 2011, the parties to the shareholders agreement beneficially own approximately 13.4% of our outstanding ordinary shares.

Transactions with Our Directors and Principal Officers

On March 16, 2006, following the approval of our audit committee and our board of directors, our shareholders approved an agreement between us, Bio-Cell (a company in which Zeev Bronfeld is a controlling shareholder) and Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group). Pursuant to this agreement, the three companies agreed to share the expenses related to the lease of our headquarters in Ramat-Gan, as well as other administrative expenses and shared employees, proportionally, provided that if a specific expense only relates to a certain company, such company will solely bear such expense. As of April 2007, the three companies resolved to share the costs of mutual employees based on actual hours dedicated to each respective company. On February 7, 2010, following the approval of our audit committee and our board of directors, our shareholders approved the extension of the March 16, 2006 agreement through January 1, 2011, provided that the shared costs of mutual employees will be based on the actual hours dedicated by each such employee to each respective company. On March 11, 2010, our audit committee and board of directors approved the addition of Gefen to the abovementioned arrangement regarding the lease and shared costs. On November 23, 2010, our board of directors approved an extension to the abovementioned arrangement regarding the lease and shared costs among the Company, Bio-Cell, Biomedix and ATI, until January 1, 2012. During 2009 and 2010, we paid the aggregate sums of NIS 351 thousand (approximately US$100 thousand) and NIS 291 thousand (approximately US$82 thousand), respectively, for our portion of the shared costs.

In September 2007, following the approval of our audit committee and our board of directors in July 2007, our shareholders approved a bonus plan for three of our directors, Meni Mor, Eyal Sheratzky and Zeev Bronfeld. The bonus plan provided that each of these directors is entitled to receive warrants to purchase our ordinary shares in the event of a public offering (including a merger or an acquisition) of any of our subsidiaries, such that the number of warrants to which they are entitled will depend on whether the valuation on which the public offering is based is US$150 million, US$250 million or US$400 million. In the event of a public offering, the amount raised must be at least US$30 million. The warrants granted will be fully vested and exercisable for a period of three years at an exercise price of NIS 31.57 (approximately US$8.90) per warrant. In the event of a sale of any of our subsidiaries, each of Messrs. Mor, Sheratzky and Bronfeld will be entitled to a cash bonus calculated as a percentage of the proceeds from the sale. The entitlement is valid for any of the abovementioned transactions taking place during a term of five years from the date of approval of our board of directors (i.e., until July 2012) and provided that at the relevant time they served as directors on our board of directors.

On September 22, 2009, we entered into an independent contractor agreement with Mr. Mor, pursuant to which he agreed to serve as the chairman of our board of directors. The agreement provides for a monthly payment of NIS 20 thousand (approximately US$5.64 thousand), linked to the Israeli CPI on a quarterly basis. The agreement has a term of five years commencing on September 22, 2009 and may be terminated by either party upon 60-days’ prior written notice to the other party. We may terminate the agreement in certain circumstances with immediate effect. Mr. Mor is a class C director. In the event that he is not re-elected at the second annual shareholders meeting following the date of this annual report on Form 20-F, we would exercise our right to terminate this agreement upon 60-days’ prior written notice. Mr. Mor is entitled to be reimbursed for his expenses up to the monthly sum of NIS 3 thousand (approximately US$845). In addition, we pay for Mr. Mor’s cellular phone and cellular modem expenses. Following the approval of our audit committee and board of directors, the agreement was approved by our shareholders on September 16, 2009.

On February 17, 2010, Sindolor Medical entered into an agreement with Mr. Zeev Bronfeld (through M.B.R.T. Development and Investment, Ltd., or M.B.R.T, a company controlled by him), effective as of August 1, 2008, pursuant to which Mr. Bronfeld will serve as the chairman of the board of directors of Sindolor Medical. The agreement provided for a monthly fee of NIS 20 thousand (approximately US$5.64 thousand). The agreement had a term of three years, which were to end on July 31, 2011, and it further provided that it may be terminated by either party upon 90-days’ prior written notice to the other party. On January 11, 2011, our shareholders approved a new consulting agreement with M.B.R.T., pursuant to which Mr. Bronfeld will provide the Company with consulting services in connection with its on-going operations in consideration for a monthly fee of NIS 20 thousand (US$5.64 thousand) plus VAT. The new agreement may be terminated by either party upon 90 days' prior written notice to the other party. Following the approval of the new consulting agreement on January 11, 2011, the abovementioned agreement between Sindolor Medical and M.B.R.T., dated February 17, 2010, was terminated.

On September 1, 2009, we granted Mr. Argaman a NIS 200 thousand loan bearing interest at an annual rate of 4%, as adjusted to the Israeli CPI, which Mr. Argaman fully repaid on March 7, 2010.

On August 11, 2010, our shareholders elected Dr. Barry H. Ginsberg as a class B director of the Company and approved his compensation terms as follows: an annual compensation of US$12,000; US$1,000 per each meeting in which he participates in person, and US$250 per each telephonic meeting or unanimous written resolution, payable against a tax invoice as required by law plus VAT, if applicable. In addition, if Dr. Ginsberg is required to arrive to Israel for board meetings, he will be entitled to reimbursement for the expenses of business class flights, accommodation expenses at a five star hotel and direct expenses in connection with his stay in Israel for the purpose of attending the board meetings. In addition, on October 18, 2010, our shareholders approved the grant to Dr. Ginsberg of 15,625 options to purchase the Company’s ordinary shares, at an exercise price per ordinary share equal to the price of the ordinary shares offered at the 2010 Offering, i.e. US$7. The options vest on a quarterly basis in equal parts over a period of four years from the date Dr. Ginsberg’s appointment became effective, i.e. August 11, 2010; except that in the event of a sale of the activities of any of the Company’s subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company’s ordinary shares at a pre-money company valuation of at least US$150 million, all of Dr. Ginsberg’s unvested options at such time will automatically become fully vested.

On January 16, 2011, Mr. Israel Tal, resigned from his position as our vice president of marketing and business development, and his employment agreement with us was therefore terminated. Pursuant to his employment agreement, Mr. Tal may not be employed or provide services to any entity competing with our business for a period of 18 months following the expiration or termination of his employment with us. Mr. Tal further agreed that during a period of 24 months following the termination of his employment, he would not solicit any of our employees or otherwise contact any customers or any third parties that have business relations with us. Mr. Tal also serves as chief executive officer of NextGen and Sindolor Medical. We granted to Mr. Tal 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.4736 (approximately US$9.149) for each option. One-third of the aggregate number of options granted to Mr. Tal was to vest after 12 months of employment and one-twelfth of the remaining options was to vest each quarter until the end of his third year of employment. On November 23, 2010, our board of directors resolved that Mr. Tal’s vested options as of the date of termination of his employment with us shall remain exercisable for a period of one year from termination, i.e. January 15, 2012, rather than three months in accordance with the 2005 Plan.  As of January 16, 2011, 11,472 of his options had vested and 4,173 options expired. As of June 1, 2011, none of these options were exercised. In addition, on October 26, 2010, we granted Mr. Tal additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$7.13) for each option, which were to vest over a period of four years from the date of the grant, provided that he had worked for a period of at least a year at the Company. However, these options expired and are no longer exercisable.

On February 16, 2011, our shareholders elected Mr. Shai Beilis as a class A director of the Company and approved his compensation terms as follows: an annual cash compensation equal to the compensation payable to the Company's external directors, i.e. an annual compensation of NIS 19,877 (approximately US$5.6 thousand) and a per meeting compensation of NIS 1,151 (approximately US$324), linked to the Israeli consumer price index (or 50% and 60% thereof in the event of a written resolution or a telephonic meeting, respectively). In addition, Mr. Beilis was granted 15,625 options to purchase 15,625 of the Company's ordinary shares, under the 2005 Plan, at an exercise price of NIS 25.33 per ordinary share (approximately US$7.1). The options vest on a quarterly basis in equal parts over a period of 4 years from the date Mr. Beilis’ appointment became effective, i.e. February 26, 2011; except that in the event of a sale of the activities of any of the Company's subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company's ordinary shares at a pre-money company valuation of at least US$150 million, all of Mr. Beilis' unvested options at such time will automatically become fully vested.

Since January 11, 2011 all our other directors receive the same compensation as our external directors. See “Item 6B. Compensation” for information on the compensation of our directors, and “Item 6B. Compensation—Employment Agreements with Executive Officers” for a more detailed discussion of our employment arrangements with Messrs. Argaman, Loberman and Tsoory.

Transactions with Our Affiliates and Associates

Transactions with Spring Health Solutions

On February 6, 2005, D. Medical entered into an agreement with Spring Health Solutions and Avraham Shkalim pursuant to which we acquired 70% of the issued share capital of Spring Health Solutions for US$1.5 million. We paid US$500 thousand of the purchase price immediately with an additional US$500 thousand conditioned upon Spring Health Solutions’ manufacturing ten identical prototypes of a durable insulin pump within six months, and the remaining US$500 thousand conditioned upon Spring Health Solutions entering into a strategic partnership with an international body or completing the development of a disposable insulin pump prototype within ten months. Although Spring Health Solutions eventually met these milestones, it was unable to meet them within the time frame set forth in the agreement. Nevertheless, we resolved to continue our investment in Spring Health Solutions and, in February and July of 2006, we transferred the remaining investments based on our observations and conclusion that such investment was required in order to allow Spring Health Solutions to meet the milestones and its other goals. Pursuant to the agreement, Spring Health Solutions granted to its other shareholders the right to convert their shares in Spring Health Solutions into our ordinary shares at the ratio of one Spring Health Solutions share to 2.5 of our ordinary shares. The conversion right was subject to Spring Health Solutions obtaining an FDA approval or CE Mark approval for the insulin pump within six months of the grant. In February 2010, notwithstanding the fact that the conversion right expired, we extended the conversion option until December 31, 2010; and in May 2010, we resolved to provide a similar option to Spring Health Solutions’ option holders such that they may choose, subject to certain conditions precedent, to convert their options to purchase shares of Spring Health Solutions into options to purchase our ordinary shares at a ratio of one Spring Health Solutions option to 2.5 options of D. Medical. Each option of D. Medical is exercisable by the holder for one ordinary share. All shareholders of Spring Health Solutions who were entitled to convert their shares into ordinary shares of the Company have executed agreements to affect such conversion. Accordingly, on December 23, 2010, we issued a total of 151,913 ordinary shares to shareholders of Spring Health Solutions. Consequently, we now hold 100% of the issued and outstanding share capital of Spring Health Solutions. In addition, all current option holders of Spring Health Solutions have also agreed to convert their options to purchase shares of Spring Health Solutions into options to purchase ordinary shares of the Company at the ratio of one Spring Health Solutions option to two and a half options of the Company. Accordingly, on December 2010, we issued a total of 13,920 options to purchase 13,920 ordinary shares of the Company, under the 2005 Plan, and in accordance with the vesting schedule and exercise price of the holders’ original Spring Health Solutions options.

In addition, under the agreement we agreed to pay pro rata to the other Spring Health Solutions shareholders compensation equal to 2% of Spring Health Solutions’ revenues up to the aggregate sum of US$3,000 thousand; provided that each shareholder exercising his or her conversion right was not entitled to any compensation as of the date of exercise of the conversion right by such shareholder. On December 31, 2010, there were no minority shareholders in Spring Health solutions, and therefore there is no liability to pay this compensation.

On February 13, 2007, we entered into an agreement with Spring Health Solutions pursuant to which we invested US$1,600 thousand in Spring Health Solutions in consideration for additional shares in Spring Health Solutions, which increased our interest in Spring Health Solutions to 80.6% on a fully-diluted basis. In addition, during 2008, we invested an additional sum of US$4,000 thousand in Spring Health Solutions, increasing our interest in Spring Health Solutions to 86.5% on a fully-diluted basis.

On July 24, 2008, we acquired 49,432 shares of Spring Health Solutions from several minority shareholders of Spring Health Solutions in consideration for 92,685 of our ordinary shares. On October 24, 2007, we offered certain of the minority shareholders of Spring Health Solutions an option to convert their shares in Spring Health Solutions into our ordinary shares at the ratio of one Spring Health Solutions share to 1.875 of our ordinary shares, in lieu of the conversion right under the agreement. By December 31, 2010, all previous minority shareholders of Spring Health Solutions have converted their shares into our shares, and all employees and formwer employees who had options, converted them into our options.

On September 13, 2009, we entered into a loan agreement with Spring Health Solutions pursuant to which we granted Spring Health Solutions a loan of NIS 2,600 thousand (approximately US$733 thousand), linked to the Israeli CPI, and bearing interest at the annual rate of 4% to be repaid by Spring Health Solutions within five years of the date of the loan; provided that we may demand immediate repayment of the loan and accrued interest at any time after one year from the date of the loan.

In February 2010, we granted an additional loan of NIS 5,500 thousand (approximately US$1,550 thousand) to Spring Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Health Solutions within one year of the date of the loan. In February 2011, this loan was repaid in full by Spring Health Solutions.

In February 2010, we entered into an agreement with Spring Health Solutions pursuant to which we agreed to provide Spring Health Solutions, commencing as of November 1, 2009, various services, including managerial, accounting, use of office space and business development services for a monthly fee of NIS 130 thousand (approximately US$36.6 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period and is terminable by either party upon a 90 days prior written notice.

In June 2010, we granted an additional loan of NIS 6,500 thousand (approximately US$1,382 thousand) to Spring Health Solutions, linked to the Israeli CPI, and bearing interest at the annual rate of 4% to be repaid by Spring Health Solutions within five years from the date of the loan. Spring Health Solutions will repay intercompany debt owed to us out of this loan. We will have the right to demand immediate repayment of the loan and accrued interest at any time.

In October 2010, we granted an additional loan of NIS 16 million (approximately US$4,508 thousand) to Spring Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

In November 2010, our board of directors resolved to request Spring Health Solutions to register a floating charge on its intellectual property in order to secure the repayment of loans extended to it by the Company. In November 2010 and December 2010, Spring Health Solutions’ board of directors and general meeting approved the charge.

In February 2011, we granted an additional loan of NIS 6 million (approximately US$1,691 thousand) to Spring Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

In April 2011, we granted an additional loan of NIS 10 million (approximately US$ 2,817 thousand) to Spring Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

Transactions with G-Sense

In April 2005, we entered into an agreement with Spring Health Solutions and G-Sense pursuant to which Spring Health Solutions assigned all of its rights, including intellectual property rights, in a blood glucose monitoring sensor to G-Sense. In exchange for the assignment of rights, G-Sense agreed to pay to Spring Health Solutions royalties equal to 4% of the income G-Sense generated from the sensor. G-Sense is required to pay such royalties to Spring Health Solutions on an annual basis. Pursuant to the agreement, we agreed to invest up to US$2,500 thousand in G-Sense upon the achievement of certain product development milestones. We have the right to terminate our future investments in G-Sense in our sole discretion by providing G-Sense with 45-days’ prior written notice of such termination. As of June 1, 2011, we had invested an aggregate of US$300 thousand in G-Sense. As of June 1, 2011, G-Sense had not paid any royalties under the agreement.

In April 2005, G-Sense entered into an agreement with Avraham Shkalim pursuant to which Mr. Shkalim will provide G-Sense with ten hours per week of development and consultation services, primarily relating to the completion of the clinical model and feasibility of a continuous glucose monitoring device. In addition to a monthly salary initially set at NIS 8 thousand (approximately US$2.25 thousand), Mr. Shkalim was also granted the following rights: (i) in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, Mr. Shkalim is entitled to up to US$200 thousand or up to 500,000 options convertible into 15,625 options of D. Medical at G-Sense’s discretion and depending on the identity of the strategic partner; and (ii) options in G-Sense, exercisable for no additional consideration, constituting 8% of the issued share capital of G-Sense; provided that in the event that an exit event, including the sale of the intellectual property of G-Sense, the sale of the majority of the shares in G-Sense, a public offering of G-Sense or a merger with one or more third parties, occurs prior to any investment of US$2,500 thousand in G-Sense, Mr. Shkalim is entitled to receive additional options, exercisable for no additional consideration, which will entitle Mr. Shkalim to hold, at the time immediately prior to the exit event, 15% of the issued share capital of G-Sense. Mr. Shkalim’s holdings may not be diluted by issuances of shares in G-Sense until investments in G-Sense reach $6,000 thousand. Thereafter, Mr. Shkalim’s holdings will be diluted at the same rate by which D. Medical’s holdings are diluted in each round of financing. Spring Health Solutions provided Mr. Shkalim’s consultation services to G-Sense, for which Spring Health Solutions charged G-Sense 10% of Mr. Shkalim’s monthly salary at Spring Health Solutions. In addition, Spring Health Solutions provided Mr. Shklaim’s consultation services to Spring-Set Health Solutions, for which Spring Health Solutions charged Spring-Set Health Solutions 15% of Mr. Shkalim’s monthly salary at Spring Health Solutions. As of February 2011, Mr. Shkalim no longer provides services to G-Sense and we are of the opinion that his entitlement to cash bonus or options to purchase our ordinary shares in the event that a strategic cooperation agreement is executed, has expired. We are unaware of his position on this matter.

In addition, we have made loans to G-Sense in an aggregate amount of NIS 8,386 thousand (approximately US$2.363 thousand). These loans bear interest at an annual rate of 4% and we may demand immediate repayment of the loans at any time. All loans are to be repaid within a five-year period from their date of grant, with the first loan to be repaid in October 2011 and the last loan to be repaid in September 2014.

In February 2010, we entered into an agreement with G-Sense pursuant to which we agreed to provide G-Sense, commencing as of November 1, 2009, various services, including managerial, accounting, use of office space and business development services for a monthly fee of NIS 20 thousand (approximately US$5.6 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period, terminable by either party upon 90-days’ prior written notice.

In November 2010, our board of directors resolved to request G-Sense to register a floating charge on its intellectual property in order to secure the repayment of loans extended to it by the Company. In November 2010, G-Sense’s board of directors and general meeting approved the charge.

Transactions with Spring-Set Health Solutions

In January 2008, we entered into an agreement with Spring Health Solutions and Spring-Set Health Solutions pursuant to which Spring Health Solutions irrevocably assigned all of its rights, including intellectual property rights and the application for patent registration in respect thereof, to our Spring Universal Infusion Sets to Spring-Set Health Solutions. Pursuant to this agreement, Spring Health Solutions will be entitled to receive royalty payments equal to 7% of all income generated by Spring-Set Health Solutions from the commercialization of our Spring Universal Infusion Sets, including from sales, licenses and other third-party rights, excluding income generated from sales to Spring Health Solutions and grants received by Spring-Set Health Solutions, including from the Office of the Chief Scientist. The royalties are to be paid to Spring Health Solutions on an annual basis. In addition, Spring Health Solutions has a right to purchase Spring Universal Infusion Sets from Spring-Set Health Solutions at cost. Pursuant to the agreement, we granted a loan to Spring-Set Health Solutions in the sum of US$700,000 bearing interest at an annual rate of 4%.

In January 2008, we entered into an agreement with Spring-Set Health Solutions and Avraham Shkalim pursuant to which Spring-Set Health Solutions issued to Mr. Shkalim ordinary shares of Spring-Set Health Solutions constituting 9.9% of the issued share capital of Spring-Set Health Solutions in connection with services granted by Mr. Shkalim to Spring-Set Health Solutions. Pursuant to the agreement, Mr. Shkalim’s holdings will not be diluted until such time as an additional US$1,000 thousand is invested in Spring-Set Health Solutions (excluding the US$700 thousand loan granted by D. Medical to Spring-Set Health Solutions). In addition, Mr. Shkalim is entitled to convert all of his shares in Spring-Set Health Solutions into 73,148 of our ordinary shares in the event that Spring-Set Health Solutions’s sales exceed US$1,000 thousand and provided that Spring-Set Health Solutions’s sales exceed Sindolor Medical’s sales and further provided that Mr. Shkalim obtains all tax approvals for such conversion on his account. The agreement further provided that D. Medical has a right to force the conversion, as long as the aforesaid conditions are met. Under the agreement, Mr. Shkalim is entitled to a cash bonus of up to US$1,000 thousand based on the revenues of Spring-Set Health Solutions as detailed in the agreement. Pursuant to the agreement, Mr. Shkalim will continue to act as a director in Spring-Set Health Solutions for as long as he holds shares in Spring-Set Health Solutions. Spring Health Solutions provided Mr. Shkalim’s consultation services to Spring-Set Health Solutions, for which Spring Health Solutions charged Spring-Set Health Solutions 15% of Mr. Shkalim’s monthly salary at Spring Health Solutions. Since February 2010, Mr. Shkalim no longer provides services to Spring-Set Health Solutions and we are of the opinion that his entitlement to bonuses based on revenues has expired. We are unaware of his position on this matter.

On October 20, 2008, we granted an additional loan to Spring-Set Health Solutions in the aggregate sum of NIS 1,875 thousand (approximately US$528 thousand), linked to the Israeli CPI, and bearing interest at an annual rate of 4% to be repaid by Spring-Set Health Solutions not later than five years from the date of the loan. We have the right to demand immediate repayment of the loans at any time.

In March 2010, we granted an additional loan to Spring-Set Health Solutions in the aggregate sum of NIS 2,500 thousand (approximately US$704 thousand), linked to the Israeli CPI, bearing interest at an annual rate of 4%. Spring-Set Health Solutions must repay the principal and accrued interest within one year from the date of its grant. We have the right to demand immediate repayment of the principal and accrued interest at any time.

In June, 2010, we agreed to grant an additional loan of NIS 3,000 thousand (approximately US$845 thousand) to Spring-Set Health Solutions, linked to the Israeli CPI, and bearing an interest at the annual rate of 4% to be repaid by Spring-Set Health Solutions within five years from the date of the loan. Spring-Set Health Solutions will repay intercompany debt owed to us out of this loan. We will have the right to demand immediate repayment of the loan and accrued interest at any time.

In February 2010, we entered into an agreement with Spring-Set Health Solutions pursuant to which we agreed to provide Spring-Set Health Solutions commencing as of November 1, 2009 various services, including managerial, accounting, use of office space and business development services, for a monthly fee of NIS 50 thousand (approximately US$14.08 thousand), payable as of the date of commencement of such services. The term of the agreement is for an unlimited period, terminable by either party upon 90-days’ prior written notice.

In October 2010, we granted an additional loan of NIS 7.5 million (approximately US$2.1 thousand) to Spring-Set Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring-Set Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

In November 2010, our board of directors resolved to request Spring-Set Health Solutions to register a floating charge on its intellectual property in order to secure the repayment of loans extended to it by the Company. In November 2010 and January 2011, Spring-Set Health Solutions’ board of directors and general meeting approved the charge.

In April 2011, we granted an additional loan of NIS 6.5 million (approximately US$1,830 thousand) to Spring-Set Health Solutions, linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring-Set Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

 Transactions with Sindolor Medical and NextGen

On May 3, 2007, we entered into an agreement with Sindolor Medical pursuant to which we invested US$800 thousand for shares constituting 50.0% of the issued share capital of Sindolor Medical. In November 2008, our board of directors approved our participation in a US$1,000 thousand financing of Sindolor Medical. In connection with the financing, we invested US$757 thousand and increased our interest in Sindolor to 57.6%. In January 2010, we sold our entire interest in Sindolor to NextGen as described below.

On May 3, 2007, Sindolor Medical entered into an agreement with I. Rauch & Co. Financial Advisors Ltd., or I. Rauch, pursuant to which I. Rauch assigned to Sindolor Medical all rights and title to certain applications for patents as detailed in the agreement for US$340 thousand and for an undertaking by Sindolor Medical to pay to I. Rauch royalties at the rate of 20% of Sindolor Medical’s income up to US$500 thousand. As of June 1, 2011, Sindolor Medical had not paid any royalties pursuant to the agreement.

On August 27, 2009, we entered into agreements pursuant to which we became the controlling shareholder of NextGen (formerly known as Sela Group.Com Ltd.) in consideration for our holdings in Sindolor Medical and cash payments as described below. At the time of the transaction, NextGen’s only asset was NIS 1,800 thousand (approximately US$507 thousand) of cash.

On January 13, 2010, we transferred our direct holdings in Sindolor Medical to a separate, publicly-traded company, NextGen, in order to increase our ability to raise public funds intended for Sindolor Medical’s use. This transfer included:

•	the transfer to NextGen of our holdings in Sindolor Medical (57.6% on a non-diluted basis);

•	the issuance to us of NextGen’s shares representing 88.6% of NextGen’s share capital;

•	a payment of NIS 1,150 thousand (approximately US$310 thousand) by us to the persons who previously controlled NextGen, or the sellers;

•
the consummation of a rights offering pursuant to which all shareholders of NextGen were offered rights to purchase shares of NextGen for an exercise price of NIS 0.01 per share. Pursuant to the terms of the transaction, we then transferred to the sellers shares of NextGen, which we purchased as part of the rights offering, constituting 15% of NextGen’s share capital, in consideration for their exercise price NIS 209 thousand (approximately US$56 thousand), and the sellers subsequently sold these shares to the public; and

•	the issuance to us of options to purchase 5% of the share capital of NextGen and the transfer of 50% of these options (representing 2.5% of the share capital of NextGen) to the sellers.

Customary representations and warranties relating to the business and condition of Sindolor Medical and NextGen were provided in this transaction.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 thousand (approximately US$1,000 thousand). As part of this rights offering, we have undertaken to exercise all of our rights to purchase shares of NextGen in consideration for NIS 2,609 thousand (approximately US$735 thousand) and to sell these shares in consideration for NIS 2,459 thousand (approximately US$693 thousand) to a broker who will distribute them at its sole discretion. Following this transaction, we held 58.2% of the share capital of NextGen on a fully-diluted basis.

On February 17, 2010, NextGen and Sindolor Medical entered into a convertible loan agreement pursuant to which NextGen agreed to extend a loan to Sindolor Medical in an aggregate amount of NIS 1,000 thousand (approximately US$282 thousand), linked to the Israeli CPI, and bearing interest at an annual rate of 4% to be repaid by Sindolor Medical by February 16, 2011. In the event that the loan is not fully repaid on such date, the amount outstanding may be converted into shares of Sindolor Medical based on a pre-money valuation (noted solely for the purpose of the loan) of NIS 4,000 thousand (approximately US$1,127 thousand). Each of the minority shareholders of Sindolor Medical has the right to join the loan agreement by repaying a portion of the amounts that remain unpaid on the loan’s maturity date, pro rata to their holdings of Sindolor Medical prior to the grant of the loan, and thereby receiving shares of Sindolor Medical, which shall be deemed to have been converted in respect of such portion of the loan that they repay. A shareholder who desires to exercise its right to join the loan agreement as provided above must have notified Sindolor Medical of its intention to exercise its rights in the event that the loan is converted into shares prior to February 3, 2011. On February 2, 2011 the parties to the loan agreement decided to extend the loan until May 16, 2011, and therefore a shareholder who desires to exercise its right to join the loan agreement, as provided above, must have notified Sindolor Medical of its intention to exercise its rights in the event that the loan is converted into shares, prior to May 3, 2011. Sindolor Medical has undertaken to repay the loan, fully or partially, to the extent that on its maturity date it has sufficient funds, less current liabilities, to repay it. NextGen's board of directors resolved that it will decide whether to continue financing Sindolor Medical in May, and that this decision will take into consideration the participation of the minority shareholders in that financing. On May 16, 2011 Sindolor Medical and NexGen have agreed that Sindolor Medical would issue 121,053 shares NIS 0.01 par value, in lieu of repaying the loan. Following the issuance of the said shares, NextGen holds directly and indirectly 66.45% (64.94% on a fully diluted basis) of Sindolor Medical's share capital.

In July 2010, NextGen and Sindolor Medical have approved, effective April 1, 2010: (i) payment of monthly fees (Sindolor Medical in the amount of NIS 34 thousand (approximately US$9.6 thousand) and NextGen in the amount of NIS 33 thousand (approximately US$9.3 thousand)) to D. Medical for administrative and operational services provided by D. Medical to Sindolor Medical and NextGen; and (ii) the participation in the premium expenses of our officers’ and directors’ insurance policy, which also covers directors and office holders of our subsidiaries. On December 23, 2010, our board of directors resolved that the monthly fees payable to the Company by NextGen and Sindolor Medical be decreased to reflect actual services provided, such that Sindolor Medical shall pay NIS 8 thousand (approximately US$2.25 thousand) instead of NIS 34 thousand (approximately US$9.58 thousand) and NextGen shall pay NIS 18 thousand (approximately US$5.07 thousand) to us, and NIS 15 thousand (approximately US$4.22) to Sindolor Medical, instead of a total amount of NIS 33 thousand (approximately US$9.29 thousand) to us, effective as of January 16, 2011.

Transactions among our Affiliates

Spring Health Solutions, G-Sense and Spring-Set Health Solutions share our facilities in Tirat Carmel. In addition, certain employees, such as our bookkeepers and warehouse manager, provide services to all of these companies. Consequently, Spring Health Solutions, G-Sense and Spring-Set Health Solutions have an agreement pursuant to which they participate in salary expenses of shared employees, expenses related to office services, communication network expenses, and expenses related to the lease and maintenance of the premises. The boards of directors of Spring Health Solutions, G-Sense and Spring-Set Health Solutions have recently revised the allocation of expenses to reflect each company’s current utilization of the services and premises. This allocation has been approved by the shareholders of each of G-Sense, Spring-Set Health Solutions and Spring Health Solutions at their respective general meetings.

For our cost sharing agreement with Bio-Cell (a company in which Zeev Bronfeld is a controlling shareholder) and Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group), see “—Transactions with Our Directors and Principal Officers” in this annual report on Form 20-F.

7.C     INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Item 8.  Financial Information

8.A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Financial Statements” on pages F-1 through F-60.

Legal Proceedings

We are not a party to any material litigation or arbitration proceedings and are not aware of any such proceeding, pending or threatened, including governmental proceedings, to which we may become a party.

Dividend Policies

We have never declared or paid a dividend and currently do not intend to pay cash dividends in the foreseeable future. We currently intend to reinvest any future earnings in developing and expanding our business.

Our ability to distribute dividends also may be limited by future contractual obligations and by Israeli law, which permits the distribution of dividends only out of “profits” (as defined by the Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. See “Item 10B. Memorandum and Articles of Association—Dividend and Liquidation Rights.” In addition, the payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Taxation—Taxation of Our Shareholders.”

8.B     SIGNIFICANT CHANGES

Not applicable.

Item 9.  The Offer and Listing

9.A     OFFER AND LISTING DETAILS

Trading in Israel

Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange under the symbol DMED on January 29, 1994. The table below presents, for the periods indicated, the reported high and low market prices on the Tel Aviv Stock Exchange.

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2006	24.06	15.10
2007	45.54	16.06
2008	37.92	8.22
2009	38.40	9.09
2010	45.47	13.74

Quarterly highs and lows
2009
First quarter	14.53	9.09
Second quarter	38.40	12.38
Third quarter	36.58	28.32
Fourth quarter	36.16	24.32
2010
First quarter	44.16	24.77
Second quarter	45.47	25.75
Third quarter	37.97	17.75
Fourth quarter	19.78	13.63
2011
First quarter	16.14	11.25
Second Quarter (until May 31, 2011)	18.61	11.50

Monthly highs and lows
November 2010	18.72	14.75
December 2010	15.95	13.63
January 2011	14.91	13.22
February 2011	16.14	13.02
March 2011	13.54	11.25
April 2011	12.46	11.50
May 2011	18.61	11.50

Trading in the United States

Our ordinary shares began trading on the NASDAQ Capital Market on August 5, 2010 under the symbol DMED, at a price of US$ 7.00 per share. The table below presents, for the periods indicated, the reported high and low market prices on the NASDAQ Capital Market:

NASDAQ Capital Market
	Price per share (approximately US$)
	High	Low
Yearly highs and lows
2010 (from August 5, 2010)	6.44	3.94

Quarterly highs and lows
2010
Third quarter	6.44	4.87
Fourth quarter	5.5	3.94
2011
First quarter	4.79	3.12
Second Quarter (until May 31, 2011)	6.88	3.25
Monthly highs and lows
November 2010	5.15	4.06
December 2010	4.29	3.94
January 2011	4.63	3.63
February 2011	4.42	3.58
March 2011	3.80	3.16
April 2011	3.76	3.25
May 2011	6.88	3.65

9.C     PLAN OF DISTRIBUTION

Not Applicable

9.C     MARKETS

Our ordinary shares are quoted on The NASDAQ Capital Market under the symbol “DMED”, and the Tel Aviv Stock Exchange under the symbol “DMDC”.

9.D     SELLING SHAREHOLDERS

Not Applicable.

9.E      DILUTION

Not Applicable.

9.F     EXPENSES OF THE ISSUE

Not Applicable.

Item 10. Additional Information

10.A   SHARE CAPITAL

Not applicable.

10.B   MEMORANDUM AND ARTICLES OF ASSOCIATION

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 in its entirely has already come into effect. See "Amendment no. 16 to the Companies Law" in this Form 20-F

Objects and Purpose

Our registration number with the Israeli registrar of companies is 520041955. Our object is to engage in any legal business.

Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6A. Directors and Senior Management." is an office holder of our company under the Companies Law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. Under the Companies Law, compensation arrangements for office holders who are not directors, which do not constitute an “extraordinary transaction”, require approval of the board of directors, unless the articles of association provide otherwise. The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. Our articles of association do not provide otherwise. Compensation arrangements for office holders who are not directors, which constitute an “extraordinary transaction”, require audit committee and board of directors’ approval. Arrangements regarding the compensation of directors require audit committee, board of directors and shareholder approval, in that order.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. The term “relative” is defined by the Companies Law as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing. The office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.”

Approvals. The Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

A director who has a personal interest in a matter involving an extraordinary transaction, as defined in the Companies Law, which is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, also have a personal interest in the matter. Any transaction in which a majority of the directors has a personal interest requires shareholder approval.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of our ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. Our articles of association provide for a staggered board. See “Item 6C. Board Practices—Board of Directors and Executive Officers.” The election of external directors is subject to special approval requirements as described under “Item 6C. Board Practices—External Directors.”

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Exculpation, Indemnification and Insurance of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. However, an Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is included in its articles of association:

•
Financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

•
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent, or in connection with financial sanctions.

•
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent. Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder if and to the extent provided in the company’s articles of association.

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company.

•	A breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder, unless committed intentionally or recklessly.

•	A financial liability imposed on the office holder for the benefit of third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

In addition, an Israeli company may not insure, directly or indirectly, an office holder against administrative enforcement procedures, financial sanctions or arrangements, instituted by the Israeli Securities Authority, pursuant to chapters H'1, H'2 and I'1 of the Israeli Securities Law, 1968, or the Securities Law. Moreover, an Israeli company may not indemnify against, or repay, directly or indirectly, any financial sanction imposed in connection with such proceedings, and its controlling shareholder may not indemnify against, or repay, any financial sanction imposed on the company, a senior office holder (as defined in the Securities Law) or an employee of the company. However, an Israeli company may indemnify or insure a person against certain payments to third parties in connection with such proceedings, as well as against reasonable litigation expenses, including attorneys’ fees.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect to our directors, by our shareholders.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

We currently have directors’ and officers’ liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date In connection with becoming a public company in the United States, following the 2010 Offering, our audit committee, board of directors and shareholders have approved the procurement of new insurance policies for our directors and officers, which are more typical of those for public companies in the United States. These policies provide for increased coverage, including coverage for the public offering of securities in the United States.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made.

Furthermore, our audit committee, board of directors and shareholders have resolved to exculpate our directors and officers from any liability towards us for damages as a result of breach of their duty of care towards us in their acts in good faith and in their capacity as our directors or office holders.

Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is any shareholder who has the ability to direct the activities of a company and, for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders' relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•
the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction (in counting the total votes of such shareholders, abstentions shall not be taken into account); or

•	the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 2% of the aggregate voting rights in the company.

Any such transaction the term of which is more than three years, must be approved in the same manner every three years, unless the audit committee has determined that longer term is reasonable under the circumstances.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company, including, among others, when voting at general meetings of shareholders or at class meetings on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from acting to the detriment of other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company has a duty of fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Companies Law, an annual general meeting of our shareholders must be held once every calendar year and no later than 15 months from the date of the previous annual general meeting. Pursuant to our articles of association, the quorum required for a general meeting of shareholders consists of at least one shareholder present in person or by proxy holding at least 25% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

Our board of directors may, at its discretion, convene additional meetings as “special general meetings.” In addition, our board of directors must convene a special general meeting upon the demand of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more shareholders holding at least 5% of our outstanding share capital and at least 1% of the voting power in our company, or one or more shareholders having at least 5% of the voting power in the Company. The chairman of our board of directors presides at each of our general meetings. The chairman of our board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in a company’s articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority. Our articles of association provide that a director (other than an external director) may only be removed from office without cause by a resolution adopted by a majority of our shareholders and that the articles relating to the number of directors, staggered board and removal of a director from office without cause may be changed only by a resolution adopted by a majority vote of our shareholders. Other than with respect to these resolutions, and unless otherwise required by law, all resolutions of our shareholders require a simple majority vote, including resolutions to:

•	amend our articles of association;

•	make changes in our capital structure, such as a reduction of capital, increase of capital or stock split, merger or consolidation;

•	authorize a new class of shares;

•	elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with office holders.

A resolution for the voluntary winding up of our company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Dividend and Liquidation Rights

The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. We may only pay dividends out of “profits” (as defined by the Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. However, if we do not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due.

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends and do not require the approval of the shareholders. For more information on our ability to grant or declare dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of our liabilities, in proportion to the paid-up par value of their respective holdings. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Transfer of Ordinary Shares and Notices

Our ordinary shares will be issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Subsidiary Transfer Restrictions

Transfers of securities of our direct and indirect private subsidiaries, including Spring Health Solutions, Spring-Set Health Solutions, G-Sense, Sindolor Holdings and Sindolor Medical, are subject to various restrictions under their respective articles of association. Each of the articles of association of Spring Health Solutions, G-Sense, Sindolor Medical and Sindolor Holdings includes a right of first refusal pursuant to which any shareholder desiring to transfer its securities in such company to a third party is required to first offer such securities to all other shareholders in such subsidiary to be acquired by them pro rata under the same terms and conditions as the proposed sale to such third party. In each case, the right of first refusal provides for transfers to certain permitted transferees. In addition, any transfer of securities in Spring Health Solutions, G-Sense or Sindolor Medical is further subject to tag-along rights pursuant to which all shareholders in such subsidiary may join and sell their pro rata share in such subsidiaries as part of a proposed transfer of securities by a shareholder to a third party. Any transfer of securities in Spring Health Solutions, Spring-Set Health Solutions, Sindolor Holdings or Sindolor Medical is also subject to the approval of the board of directors of such subsidiary. Furthermore, in the event that a third party offers to acquire all shares held by the shareholders of Sindolor Medical and shareholders holding more than 60% of the issued share capital of Sindolor Medical accept such offer, the remaining shareholders will be required to sell all of their shares in Sindolor Medical under the same terms and conditions.

Under the provisions of the Companies Law, all private companies are subject to preemptive rights pursuant to which all shareholders of private companies are entitled to participate in any issuance of shares of such company according to their pro rata share in the company unless expressly excluded in the company’s articles of association. This exclusion is not contained in the articles of association of any of our private subsidiaries.

Modification of Class Rights

The rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by written consent of the holders of a majority of the issued shares of that class, or by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting.

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more then 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholder, shareholders who have personal interest in the offer, or shareholder who own 25% or more of the voting rights in the company, shall not be taken into account). If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each of the merging companies.

Anti-Takeover Measures Under Israeli Law. The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report on Form 20-F, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting. The rules and regulations of the TASE also limit the terms permitted with respect to a second class of shares and prohibit the second class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided by the Companies Law as described above in “—Voting, Shareholder Meetings and Resolutions”

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10E. Taxation.”

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

10.C   MATERIAL CONTRACTS

For agreements with our subsidiaries and among our associates, see “Item 7B. Interested Party Transaction—Transactions with Our Affiliates and Associates.”

Standby Equity Purchase Agreement

On April 16, 2011, we entered into a standby equity purchase agreement, or SEDA, with YA Global Investments L.P. (“YA”), a fund managed by Yorkville Advisors, LLC (“Yorkvill”), whereby D. Medical has option, at its sole discretion, to issue and sell up to US$10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the SEDA, D. Medical would be able to sell, and YA would be obligated to buy, up to US$500,000 of D. Medical’s ordinary shares in any ten-day period. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period, subject to TASE limitations with respect to a minimum price. The SEDA does not prevent D. Medical from exploring and entering into other potential financing agreements. The SEDA is subject to the effectiveness of a shelf prospectus in Israel (which is not expected to be filled prior to August 2011) and the rules and regulations of the Israeli Securities Authority and TASE. Under the SEDA, D. Medical undertook to pay YA a commitment fee of 2%.

In connection with the entry into this agreement, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require a shareholder approval in connection with the entry into this agreement in light of its terms.

NextGen Sale Agreement

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical.

10.D   EXCHANGE CONTROLS

Non-residents of Israel who purchase our ordinary shares outside of Israel with U.S. dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, into freely repatriable dollars, at a rate of exchange prevailing at the time of conversion, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld by the Company with respect to such amounts.  Israeli residents are eligible to purchase securities of certain companies, including our ordinary shares, if they are listed on a foreign exchange in a designated country, which is defined to include the NASDAQ.

10.E   TAXATION

The following is a summary of the current tax regime, which is applicable to companies in Israel, with special reference to its effect on us and on the companies in our group. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we, and some of our group companies, benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations

The following description is included herein as general information only and is not intended as a substitute for a careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% in 2011 (25% in 2010) The Israeli corporate tax rate is scheduled  to be gradually reduced to 18% by the year 2016 (23% in 2012, 22% in 2013, 21% in 2014; 20% in 2015 and 18% in 2016 and thereafter) However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise or a Privileged Enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2010 are subject to tax at a corporate rate.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729 - 1969, generally referred to as the "Encouragement Industry Law", provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement Industry Law, a company qualifies as an Industrial Company if it is a resident in Israel, and at least 90% of its gross income in any tax year (exclusive of certain defense loans), is generated from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

The following corporate tax benefits are available, inter alia, to Industrial Companies:

•
A deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used;

•	The right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and;

•	The right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we currently do not qualify as an “Industrial Company” However, some of our subsidiaries do qualify as such. There is no assurance that we or our subsidiaries will qualify or continue to qualify as an “Industrial Company” or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the "Inflationary Adjustments Law", was designed to deal with taxation issues caused by rapid inflation. Under the Inflationary Adjustments Law, taxable results of Israeli companies up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index. The Inflationary Adjustments Law was repealed as of January 1, 2008, subject to certain transitional provisions.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the "Investment Law", provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”), be designated as an "Approved Enterprise". Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes, as well as the taxation of income generated from an Approved Enterprise at the maximum corporate tax rate of 25%, for a certain period of time. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to twelve years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

A company which qualifies as a foreign investment company (a “FIC”), will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

A company owning an Approved Enterprise that was approved on or after April 1, 1986 may elect to forego its entitlement to grants and tax benefits under the Grant Track and apply for an alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). The benefit period is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval. These benefits provide that undistributed income from the Approved Enterprise is generally fully exempt from corporate tax for a defined period ranging generally between two and ten years from the first year of taxable income, depending principally upon the location of the enterprise within Israel and the type of the Approved Enterprise. Upon expiration of such tax exempt benefit period, the Approved Enterprise is subject to tax at the rate of 25% (or a lower rate in the case of a FIC), for the remainder of the applicable benefit period. However, a company that pays a dividend out of income generated from the Approved Enterprise(s) during the tax exemption period will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company not elected the Alternative Track. This rate ranges between 10% and 25% depending on the percentage of foreign ownership in the company.

In the event that a company and/or its subsidiaries which have been granted an Approved Enterprise status are operating under more than one approval, or in the event that its capital investments is only partly approved, the company will be subject to tax at a weighted rate (i.e. - a combination of the various tax rates applicable).

To date, none of our projects were granted an Approved Enterprise status.

Notwithstanding the foregoing, an amendment to the Investment Law, effective as of April 1, 2005, changed certain provisions of the Investment Law (the “Amendment”). An eligible investment program under the Amendment qualifies for benefits as a "Privileged Enterprise" (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the Amendment, only investment programs eligible for grants under the Grant Track require the prior approval of the Investment Center.

The Amendment also specifies the criteria necessary for investments to qualify as a Privileged Enterprise. In order to receive tax benefits as a Privileged Enterprise, the Amendment states, inter alia, that a company must meet certain conditions including the making of a minimum investment in the Privileged Enterprise within a specified amount of time. The tax benefits granted to a Privileged Enterprise are determined, depending on the location of the Privileged Enterprise within Israel, inter alia, according to one of the following tracks:

1.
Similar to the Alternative Track, an exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the location of the Privileged Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits are generally granted for a term of seven to ten years, depending on the location of the enterprise within Israel and the level of foreign investment in the company. However, a company that pays a dividend out of income generated from the Privileged Enterprise during the tax exemption period is subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of an Approved Enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

2.
A special track which enables companies owning facilities in certain locations within Israel to pay corporate tax at the flat rate of 11.5% on the income of the Privileged Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of a dividend, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is “Abundant in Foreign Investment” (i.e., a company which is classified as an Industrial Company having foreign ownership of at least 74% and which has undertaken to invest a minimum sum of $20 million in the Privileged Enterprise), may be entitled to a five-year extension of the Privileged Enterprise benefit period, depending, inter alia, on the level of its income generated in foreign currency.

The Israeli Parliament recently approved an amendment to the Investment Law (the "New Amendment"). The New Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011. The New Amendment introduced a new status of "Preferred Company" and "Preferred Enterprise", replacing the existed status of "Beneficiary Company" and "Beneficiary Enterprise". Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investment Law as with respect to "Beneficiary Enterprise" was cancelled.

Preferred Company is entitled to a reduced flat tax rate with respect to income generated by its Preferred Enterprise, at the following rates:

Tax Year	Development Region "A"	Other Areas Within Israel
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%

In addition, the New Amendment introduced a new status of a Preferred Company owning "Special Preferred Enterprise" – which is an industrial company meeting (in addition to the conditions prescribed for Preferred Enterprise") certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such company will be reduced to 5%, if located in Development Region "A", or to 8%, if located in other area within the State of Israel.

Dividend distributed from income which is attributed to "Preferred Enterprise"/"Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track to apply only to approved programs located in Development Region "A" and shall provide not only cash grants (as prior to the New Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). A company received cash grants and loans under the amended Grant Track may be entitled to receive also the tax benefits as Preferred Company.

The provisions of the New Amendment shall not apply to a company already owning "Beneficiary Enterprise" or "Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the New Amendment unless such company has otherwise elected by filing with the Israeli Tax Authority. A company owning a "Beneficiary Enterprise" or "Approved Enterprise" that makes such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli company shareholders tax free (instead of 15%).

From time to time, the Government of Israel has changed or has been contemplating to reduce or change the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material effect on future investments made by our company in Israel.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their country of residence. Under the provisions of the Israeli-controlled foreign corporation rulescertain income of a foreign controlled company as defined under the Israeli Tax Ordinance, 1961, shall be deemed to be distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation if the subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income or income from capital gains), An Israeli company which is subject to tax in Israel on such deemed dividend income of its non-Israeli subsidiaries shall receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or withheld from the actual dividend distributions.

Taxation of Our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends. A distribution of dividend by our company from income attributed to an Approved Enterprise/Beneficiary Enterprise (either to individual or corporation) will be generally subject to tax in Israel at the rate of 15% (or 4% under the Ireland track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend by our company from income attributed to a Preferred Enterprise will subject to tax in Israel at the following rates: Israeli resident individual - 15%, Israeli resident company – 0% and exempted for an Israeli resident company, foreign resident – 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Beneficiary Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

          Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

There is no assurance that we will designate the profits that are being distributed in a way that will reduce our shareholders’ tax liability.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011). The Real Capital Gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 is taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, inter alia, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. The Real Capital Gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to a tax at a weighted rate. The marginal tax rate for individuals (up to 45% in 2011) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011). Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% for a corporation and at the rate of 20% for individual.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the  return does not need to be filed and an advance payment does not need to be made. Capital gains are also reportable on an annual income tax return.

Office of the Chief Scientist

Our research and development activities are partially financed by grants provided by the Israeli government through the Office of the Chief Scientist. Each grant application is subject to the approval of the Office of the Chief Scientist under the Research and Development Law and the regulations promulgated thereunder. The terms of the grants as described below stem from the Research and Development Law and the regulations promulgated thereunder.

Under the Research and Development Law, we are obligated to repay the grants provided by the Office of the Chief Scientist (linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations) from royalties of between 3% to 5% of the revenues from products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist program (as further detailed in the R&D Regulations).

Currently, Spring Health Solutions and G-Sense have applied and received the following grants under Office of the Chief Scientist programs.

Date of Approval Letter (day/month/year)	Subject of the Program	Total Amount Approved in NIS	Total Amount of Grant in NIS	Actual Grants Received in NIS	Performance Period (day/month/year)
		(in thousands)
12.3.2002	Innovative Insulin Pump	719	611	607	1.9.2002-31.8.2003
11.5.2003	Innovative Insulin Pump Second Year	719	611	607	1.9.2003-31.8.2004
15.11.2005	Innovative Insulin Pump	3,000	900	657	1.7.2005-30.6.2006
12.2.2007	Innovative Insulin Pump	3,500	1,050	1,044	1.10.2006-30.9.2007
16.3.2008	Passive Insulin Pump on the basis of MEMS and MI technology	4,200	1,680	1,663	1.10.2007-30.9.2008
13.1.2009	MEMS based passive insulin pump	6,000	2,400	1,722	1.10.2008-30.11.2009
1.4.2009	Development of a Minimally Invasive System for Continuous Monitoring of Glucose Level and Trend	5,268	2,634	1,122	1.12.2008-30.4.2010
28.4.2010	Advanced Passive Insulin Pump	5,980	2,392	832	1.12.2009-30.11.2010
22.5.2011	Universal Miniaturized Platform for Insulin Delivery	3,548	1,065	0	1.12.2010-30.11.2011

We are required to advise the Office of the Chief Scientist of any change in any of the means of control in Spring Health Solutions or G-Sense (such means of control being either the right to vote in the general meeting of shareholders of these subsidiaries, or the right to appoint the directors or the chief executive officer in such subsidiaries or the right to participate in profits in such subsidiaries). If any such mean of control is transferred to a person who is not a resident of Israel or to a foreign entity and as a result of such transfer they become an Interested Party, as such term is defined in the Israeli Securities Law, 1968, then, in addition to the prior notification to the Office of the Chief Scientist, such person is obligated to undertake in writing towards the Office of the Chief Scientist to comply with the provisions of the Research and Development Law.

In addition, we are generally required to file with the Office of the Chief Scientist various financial and technical reports until full repayment of the grants.

Furthermore, we are prohibited from manufacturing our products outside of Israel without the prior approval of the Office of the Chief Scientist. We are currently in the process of obtaining an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Adi Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China. Following such approval (provided that we are granted with the approval), we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel.. Since the rate of royalty payment is dependent upon the volume of sales, the timeframe for royalty payments is not set. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved Office of the Chief Scientist program may not be transferred to any third parties, except in certain circumstances and subject to prior approval from the Office of the Chief Scientist. See “Item 5C. Research and Development, Patents and Licenses, Etc—Grants from the Office of the Chief Scientist.”

We expect to continue to take advantage of grants from the Office of the Chief Scientist as participation in our research and development operations; however, there is no assurance that we will receive such grants in the future.

As of June 1, 2011, Spring Health Solutions had received the aggregate sum of NIS 8,258 thousand (approximately US$2,328 thousand) as grants from the Office of the Chief Scientist. As of June 1, 2011, G-Sense had received the aggregate sum of NIS 1,900 thousand (approximately US$536 thousand) as grants from the Office of the Chief Scientist. As of December 31, 2010, Spring Health Solutions has paid NIS 13 thousand (approximately US$4 thousand) as royalties to the Office of the Chief Scientist. G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to a “U.S. Holder” (as defined below) of the acquisition, ownership, and disposition of our ordinary shares. This discussion assumes that you hold your ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not purport to be a complete analysis of all of the potential United States federal income tax consequences that are relevant to a particular U.S. Holder’s acquisition, ownership, or disposition of our ordinary shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences to holders subject to special tax rules, including without limitation: banks and financial institutions; brokers; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt entities; insurance companies; persons liable for alternative minimum tax; persons that actually or constructively own or have owned 10% or more of our voting shares; persons that hold ordinary shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion, or other integrated transaction; partnerships and other pass-through entities (and persons holding their ordinary shares through a partnership or other pass-through entity); U.S. Holders whose functional currency is not the U.S. dollar; expatriates and former long-term residents of the United States; and persons that are not U.S. Holders. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, local, or non-United States jurisdiction or under United States federal tax laws other than United States federal income tax laws.

If any entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. An entity that is classified as a partnership for United States federal income tax purposes and persons holding ordinary shares through such a partnership are urged to consult their own tax advisors regarding the United States federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares.

No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service, or IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this discussion.

This discussion is based on the Code, the Treasury regulations thereunder, or the Treasury Regulations, administrative pronouncements and interpretations, and judicial decisions, all as currently in effect as of the date hereof. These authorities are subject to change, repeal, or revocation, possibly on a retroactive basis, which could result in United States federal income tax consequences that differ from those discussed below.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Each prospective investor is urged to consult its own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares under United States federal, state, local, non-United States, and other tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any actual or deemed distribution by us (including any Israeli taxes withheld therefrom) with respect to your ordinary shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our ordinary shares, the distribution will be treated as gain from the sale or exchange of such ordinary shares. We do not intend to determine our earnings and profits on the basis of United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend for United States federal income tax reporting purposes. Dividends will not be eligible for the dividends received deduction allowable to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2013, will be subject to United States federal income tax at the rates applicable to capital gains, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between Israel and the United States (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on our ordinary shares will be eligible for these lower rates of taxation, provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year, (ii) we are eligible for the benefits of the Treaty or our ordinary shares are readily tradable on an established securities market in the United States, and (iii) you satisfy holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty is, subject to a number of complex limitations, permitted to be claimed as a foreign tax credit against your United States federal income tax liability or as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on our ordinary shares will be foreign source income and will constitute either “passive category income” or “general category income.” The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules with regard to your particular circumstances.

The gross amount of distributions paid in New Israeli Shekels will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. If you convert such New Israeli Shekels into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the New Israeli Shekel distributions. If instead you convert such New Israeli Shekels into U.S. dollars at a later date, any currency gain or loss realized from the conversion of the New Israeli Shekels will be treated as United States source ordinary income or loss.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized and your adjusted tax basis in our ordinary shares. Your adjusted tax basis in our ordinary shares will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2013, capital gain from the sale or other taxable disposition of ordinary shares held by a non-corporate U.S. Holder, including an individual, will be taxed at a maximum rate of 15% if such ordinary shares have been held for more than one year and certain requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes. You are urged to consult with your own tax advisor regarding the sourcing of gain or loss recognized on the sale of ordinary shares.

Passive Foreign Investment Company Consequences

Special United States federal income tax rules apply to United States persons that own shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our ordinary shares, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our ordinary shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year, unless an exception applies.

Based on our structure and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2010. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that you hold our ordinary shares, you could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year.

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on United States IRS Form 8621 regarding your ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ordinary shares.

To mitigate the adverse United States federal income tax consequences of the PFIC tax regime, you are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our ordinary shares are “marketable.” We believe that our ordinary shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).  If you make the mark-to-market election, your tax basis in our ordinary shares will be adjusted to reflect any such ordinary gain or loss recognized for the year of the election and each subsequent taxable year. You should consult your own tax advisor regarding the making of a mark-to-market election.

Under United States federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” election (a “QEF” election) to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for you to make a QEF election with respect to our ordinary shares, we would have to provide information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year, with regard to your particular circumstances.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting will apply with respect to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker).

Additionally, backup withholding will apply to such payments if you are a U.S. Holder that is not an exempt recipient and you:

•	fail to timely provide an accurate taxpayer identification number,
•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or
•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder that does not provide a correct taxpayer identification number could also be subject to penalties imposed by the IRS. If backup withholding applies to you, under current law 28% of the gross amount of any payments made to you with respect to our ordinary shares will be withheld and paid over to the IRS.

Backup withholding is not an additional tax. Rather, any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and any excess refunded to you, provided the required information is timely furnished by you to the IRS and other requirements are met. You should consult your own tax advisor regarding the application of backup withholding with regard to your particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Recent Legislative Developments

U.S. federal income tax legislation enacted during 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning on or after January 1, 2013. In addition, U.S. federal income tax legislation enacted during 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our ordinary shares), if the aggregate value of all such interests exceeds $50,000. This new reporting requirement applies for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. You are urged to consult your own tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of our ordinary shares.

10. F   DIVIDENDS FOR PAYING AGENTS

Not Applicable

10. G  STATEMENT BY EXPERTS

Not Applicable

10. H  DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, in accordance with the reporting requirements applicable to us as a dual listed company and as required due to our controlling shareholder's reporting obligations with respect to us.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Substantially all of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov and as of July 2007 also at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

10. I   SUBSIDIARY INFORMATION

Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Exchange Rate Risk

Some of our assets and liabilities are affected by fluctuations in the exchange rate between the NIS and the U.S. dollar and between the NIS and the Euro. For example, our obligation to pay royalties to the Office of the Chief Scientist is linked to the U.S. dollar and some of our suppliers are located in Europe and require payment in Euros.

As of December 31, 2010, our total liabilities, net linked to the U.S. dollar amounted to NIS 5,716 thousand (approximately US$1,611 thousand). An increase of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate loss of NIS 571 thousand (approximately US$161 thousand), while a  decrease of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate gain of NIS 571 thousand (approximately US$161 thousand). As of December 31, 2010 our total liabilities, net linked to the Euro, amounted to NIS 2,740 (approximately US$772). A decrease of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate gain of NIS 269 thousand (approximately US$76 thousand), while an increase of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate loss of NIS 269 thousand (approximately US$76 thousand).As of December 31, 2010, our total assets, net linked to the U.S. dollar amounted to NIS 10,035 thousand (approximately US$2,828 thousand). An increase of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate gain of NIS 1,003 thousand (approximately US$283 thousand), while a decrease of 10% in the exchange rate between the NIS and the U.S. dollar  would cause an exchange rate loss of NIS 1,003 thousand (approximately US$283 thousand). As of December 31, 2010, our total assets, net linked to the Euro amounted to NIS 7,117 thousand (approximately US$2,005 thousand). A decrease of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate loss of NIS 712 thousand (approximately US$201 thousand), while an increase of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate gain of NIS 712 thousand (approximately US$201 thousand). The above analysis is based on the exchange rate between the NIS and the Euro as of December 31, 2010, which was 1 Euro = NIS 4.7379 and 1 US$ =NIS 3.549.

During 2009 and 2010, the exchange rate between the NIS and the U.S. dollar decreased by 0.7% and 6%, respectively, and further decreased by 1.9% during the first quarter of 2011. During 2009, the exchange rate between the NIS and the Euro increased by 2.7%, and during 2010, the exchange rate between the NIS and the Euro decreased by 12.9%. During the first quarter of 2011, the exchange rate between the NIS and the Euro increased by 4.5%.

To date, we have not hedged the risks associated with fluctuations in currency exchange rates. Our policy is to hold our cash in the currencies (NIS,US$ and Euro) in which we expect our expenses to be in the foreseen future.

Interest Rate Risk

Our obligation to pay royalties to the Office of the Chief Scientist is linked to LIBOR and we are therefore exposed to changes in LIBOR.

As of December 31, 2010, we reported a total liability of NIS 5,364 thousand (approximately US$1,511 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist. A 25% increase in LIBOR would cause an interest rate loss of NIS 55 thousand (approximately US$15 thousand), while a 50% increase in LIBOR would cause an interest rate loss of NIS 111 thousand (approximately US$32 thousand). A 25% decrease in LIBOR would cause an interest rate gain of NIS 55 thousand (approximately US$15 thousand), while a 50% decrease in LIBOR would cause an interest rate gain of NIS 109 thousand (approximately US$31 thousand). The above analysis is based on LIBOR as of December 31, 2010, which was 1.033%.

In addition, we intend to invest our cash balances, including certain of the net proceeds from this offering pending their ultimate use, primarily in bank deposits and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

Capitalization

Our obligation to pay royalties to the Office of the Chief Scientist and to Spring Health Solutions’ minority shareholders is reported on a capitalized basis. The net present value of these liabilities is dependent upon our estimates and assumptions as to future revenues and interest rates and the risk that we will not meet such estimates. Based on such estimates and assumptions, we are using a capitalization rate of 15% to calculate the present value of future payments to the Office of the Chief Scientist and royalties to Spring Health Solutions’ minority shareholders. Market conditions and risks could result in a change of our estimates and assumptions as to future revenues and interest rates, which would affect our rate of capitalization.

As of December 31, 2010, we reported a total liability of NIS 5,364 thousand (approximately US$1,511 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist. A 25% increase in the rate of capitalization would decrease our liabilities by NIS 580 thousand (approximately US$163 thousand), while a 50% increase in the rate of capitalization would decrease our liabilities by NIS 1,076 thousand (approximately US$303 thousand). A 25% decrease in the rate of capitalization would increase our liabilities by NIS 681 thousand (approximately US$192 thousand), while a 50% decrease in the rate of capitalization would increase our liabilities by NIS 1,486 thousand (approximately US$419 thousand).

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

On August 5, 2010, our registration satement on Form F-1 (Registration No. 333-167079) was declared effective for our initial public offering, pursuant to which we offered and sold 1,500,906 shares, and received net proceeds of approximately US$8.2 million. We used these proceeds to expand our marketing and sales operations, to expand our manufacturing capabilities and to continue our research, development and commercialization of our Spring Hybrid pump. As of June 1, 2011, we used most of these net proceeds. We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned. Pending specific application of our net proceeds, we plan to invest our net proceeds in short term deposits and government securities. There were no material modifications to rights of our shareholders.

Item 15.  Controls and Procedures

(a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)      Not applicable.

(c)       Not applicable.

(d)      There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that  two of our audit committee members, Avi Ben-Haim and Galia Malka, are audit committee financial experts, as defined by Item 16A of Form 20-F. Avi Ben-Haim, Galia Malka and Shai Beilis are deemed independent directors as such term is defined by Rule 5605(a)(2) of The NASDAQ Stock Market.

Item 16B. Code of Ethics

The Company has adopted a written code of conduct that applies to all Company employees, including the Company’s directors, principal executive officer, principal financial officer and principal accounting officer.

You may review our code of conduct on our website, http://dmedicalindustries.com under “Investors/Corporate Governance”.

Item 16C.  Principal Accountant Fees and Services

During each of the last two fiscal years, Kesselman & Kesselman LLP., an independent registered accounting firm and a member firm of PricewaterhouseCoopers (“Kesselman & Kesselman”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

Kesselman & Kesselman billed the Company approximately NIS 418 thousand and NIS 230 thousand for audit services for fiscal 2010 and for 2009, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Kesselman & Kesselman did not bill for any audit-related services in 2010 or 2009, except as included under the caption “Audit Fees”.

Tax Fees

Kesselman & Kesselman billed the Company approximately NIS 96 thousand and NIL for tax advice servises for fiscal 2010 and for 2009, respectively.

All Other Fees

Other than Audit Fees and Tax Fees described above, Kesselman & Kesselman billed the Company approximately NIS 964 thousand and NIS85 thousand for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, for fiscal 2010 and for 2009, respectively.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Kesselman & Kesselman each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2010 and 2009, the Company’s audit committee approved all of the audit services provided by Kesselman & Kesselman.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2010, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F.  Changes in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

As a foreign private issuer under the U.S. securities laws with shares listed on NASDAQ, we are permitted to comply with our home country corporate governance practices instead of certain NASDAQ Listing Rules. Below is a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under the NASDAQ Listing Rules.

Our corporate governance practices are derived from (i) the Companies Law, (ii) our Articles of Association and (iii) the rules of the NASDAQ applicable to foreign private issuers.  As a foreign private issuer we are permitted to follow home country practice in lieu of certain provisions of Section 5600 of the NASDAQ Listing Rules.

•
Majority of Independent Directors:  Under NASDAQ Listing Rule 5605(b), domestic listed companies must have a majority of independent directors.  We do not have a majority of independent directors serving on our board of directors, although all of our audit committee members are independent directors.

•
Compensation Committee:  Under NASDAQ Listing Rule 5605(d), the compensation of executive officers of domestic listed companies must be determined, or recommended to the board for determination, either by independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors.  We do have a nominating committee although it is not composed entirely of independent directors.

•
Nominating Committee:  Under NASDAQ Listing Rule 5605(e), director nominees of domestic listed companies must be selected, or recommended for the board's selection, either by independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors. We do not have a nominating committee and our directors will be recommended by our board of directors for election by our shareholders.

•
Shareholder Meetings: Under NASDAQ Listing Rule 5620, domestic listed companies must hold an annual meeting of their shareholders within one year after the end of the fiscal year end, solicit proxies and provide proxy statements for all meetings of shareholders and provide for a quorum which in no case shall be less than 33 1/3% of the voting power. Our annual shareholders’ meeting must be convened not later than 15 months after the previous annual meeting, we are required to solicit proxies only with respect to certain but no all matters brought before a shareholders’ meeting, and our quorum is 25% of the voting power of our ordinary shares.

•
Review of Related Party Transactions: Under NASDAQ Listing Rule 5630, domestic listed companies must conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's audit committee or another independent body of the board of directors.  Although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction, which tend to be more rigorous than the NASDAQ Listing Rules. See “Item 10B. Memorandum and Articles of Association—Directors and Executive Officers” and “Item 10B. Memorandum and Articles of Association – Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

•
Shareholder Approval for Certain Dilutive Events: Under NASDAQ Listing Rule 5635, domestic listed companies must gain shareholder approval prior to an issuance of securities in connection with certain events, such as the establishment or amendment of certain equity-based compensation plans and arrangements or an issuance that will result in a change of control of a company. Under Israeli law and general practice, however, the approval of the board of directors is sufficient for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approvals are also required. Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement” (as defined in “Item 6C. Board Practices—NASDAQ Listing Rules and Home Country Practices.”), in which case shareholder approval, and, in some cases, audit committee approval, would also be required.

For further information, see “Item 6C. Board Practices—NASDAQ Listing Rules and Home Country Practices.”

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 through F-60.

Item 19.    Exhibits

See Exhibit Index.

D MEDICAL INDUSTRIES LTD.
2010 ANNUAL REPORT

D MEDICAL INDUSTRIES LTD.
2010 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of

D MEDICAL INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of D Medical Industries Ltd. (hereafter - the Company) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three  years in the period ended on December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended on December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Haifa, Israel	Kesselman & Kesselman
June 12, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, 1 Nathanson Street, Haifa 33034, Israel, P.O Box 33984, Haifa 31339 Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.co.il

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

NIS in thousands

				Convenience translation into US$ (In thousands) (note 1c)
		December 31
	Note	2009	2010	2010
Assets
CURRENT ASSETS:
Cash and cash equivalents	6a	24,388	35,085	9,885
Short term deposits	6b	208	3,769	1,062
Trade and other receivables:
Trade accounts receivable	7a	103	322	91
Other	7b	1,097	1,904	536
Inventories	8	499	2,494	703
Total current assets		26,295	43,574	12,277

NON-CURRENT ASSETS :
Property and equipment, net	9	2,103	3,815	1,075
Intangible assets, net	10	14,482	13,505	3,805
Long-term receivables	7c,d	285	693	196
Total non-current assets		16,870	18,013	5,076
Total assets		43,165	61,587	17,353

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	12a	1,165	3,726	1,050
Other	12b	2,695	3,161	891
Total current liabilities		3,860	6,887	1,941
NON-CURRENT LIABILITIES:
Warrants	17b	2,606	-	-
Provision for royalties to the Israeli Office of Chief Scientist	15	4,048	5,236	1,475
Liability to non-controlling interest	16	3,085	-	-
Liability for severance pay - net	13	233	76	21
Total non-current liabilities		9,972	5,312	1,496
COMMITMENTSAND CONTINGENT LIABILITIES	14
Total liabilities		13,832	12,199	3,437
EQUITY:	17
Equity attributable to owners of the parent:
Share Capital		1,783	2,549	718
Share premium and other reserves		167,355	227,015	63,966
Warrants and equity portion of convertible debt		3,048	3,048	859
Accumulated losses		(143,442)	(186,168)	(52,456)
		28,744	46,444	13,087
Non-controlling interest		589	2,944	829
Total equity		29,333	49,388	13,916
Totall liabilities and equity		43,165	61,587	17,353

Meny Mor	Efraim Argaman	Amir Loberman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Board of Directors: June 12, 2011.
The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

					Convenience translation into US$ (in thousands) (note 1c)
		Year ended December 31
	Note	2008	2009	2010	2010
CONTINUING OPERATIONS:
Sales-net		-	368	1,264	356
Cost of sales	18	-	657	9,085	2,560
Gross loss		-	289	7,821	2,204
Research and development
expenses - net	19	14,658	13,193	14,100	3,973
Selling and marketing expenses	20	-	698	2,962	834
General and administrative
Expenses	21	3,045	5,563	11,365	3,202
Other (income) expenses - net	22	3,193	(714)	(867)	(244)
Operating loss		20,896	19,029	35,381	9,969
Registration costs	5d	-	-	6,049	1,704
Finance income	23a	(1,035)	(243)	(287)	(81)
Fair value losses (gains) on
warrants at fair value through
profit or loss	17b	(7,950)	(244)	2,469	696
Finance costs	23b	1,287	473	2,282	643
Finance (income) costs - net		(7,698)	(14)	4,464	1,258
LOSS AND TOTAL
COMPREHENSIVE LOSS FOR
THE YEAR		13,198	19,015	45,894	12,931
ATTRIBUTABLE TO:
Owners of the parent		10,040	18,435	42,726	12,038
Non-controlling interest		3,158	580	3,168	893
		13,198	19,015	45,894	12,931

		NIS			US $
LOSS PER SHARE
ATTRIBUTABLE
TO THE EQUITY
HOLDERS OF THE
COMPANY DURING THE YEAR:
Basic and diluted*	25	2.41	3.89	6.49	1.83

* See note 2t.

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2010		1,783	167,355	3,048	(143,442)	28,744	589	29,333
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	17c	480	(b)28,613	-	-	29,093	-	29,093
Proceeds from exercise of warrants granted	17d,b	237	20,865	-	-	21,102	-	21,102
Changes in ownership interests in subsidiaries that do not result in a loss of control	5d	-	49	-	-	49	146	195
Acquisition of subsidiary	5d	-	5,113	-	-	5,113	1,354	6,467
Issuance of shares by a subsidiary	17c	-	1,426	-	-	1,426	2,122	3,548
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(1,016)	-	-	(1,016)	1,016	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non- controlling interests	16	49	1,735	-	-	1,784	833	2,617
Exchange of warrants granted to employee of subsidiary	17d	-	259	-	-	259	(259)	-
Expiration of warrants	17b	-	29	-	-	29	-	29
Share based payment related to warrants granted to employees and service providers:	17d
of the parent		-	2,433	-	-	2,433	-	2,433
of subsidiaries		-	154	-	-	154	311	465
Loss and comprehensive loss for the year		-	-	-	(42,726)	(42,726)	(3,168)	(45,894)
BALANCE AT DECEMBER 31, 2010		2,549	227,015	3,048	(186,168)	46,444	2,944	49,388
BALANCE AT JANUARY 1, 2009		1,496	144,739	2,439	(125,007)	23,667	910	24,577
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	17c	277	(a) 20,534	(a) 1,408	-	22,219	-	22,219
Proceeds from exercise of warrants granted	17d	10	10	-	-	20	-	20
Expiration of warrants	17b	-	799	(799)	-	-	-	-
Share based payment related to warrants granted to employees:	17d
of the parent		-	1,273	-	-	1,273	-	1,273
of a subsidiaries		-	-	-	-	-	259	259
Loss and comprehensive loss for the year		-	-	-	(18,435)	(18,435)	(580)	(19,015)
BALANCE AT DECEMBER 31, 2009		1,783	167,355	3,048	(143,442)	28,744	589	29,333

(a)	Net of issuance costs of NIS 3,205

(b)	Net of issuance costs of NIS 7,262

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2008		1,323	128,745	1,346	(114,967)	16,447	798	17,245
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008:
Proceeds from issuance of shares and warrants	17c	48	(b) 2,808	(b) 1,197	-	4,053	-	4,053
Proceeds from exercise of warrants granted	17d	1	76	-	-	77	-	77
Shares and warrants issued due to conversion of convertible debentures	17c	25	1,802	310	-	2,137	-	2,137
Shares issued for conversion of convertible debentures	11	69	7,060	(414)	-	6,715	-	6,715
Share based payment related to warrants granted to employees:	17d	-	1,684	-	-	1,684	246	1,930
Issuance of Company's shares in consideration for Non-controlling interest in a subsidiary	5a	30	2,564	-	-	2,594	(459)	2,135
Purchase of Non-controlling interest	5a, 5f	-	-	-	-	-	3,483	3,483
Loss and comprehensive loss for the year		-	-	-	(10,040)	(10,040)	(3,158)	(13,198)
BALANCE AT DECEMBER 31, 2008		1,496	144,739	2,439	(125,007)	23,667	910	24,577

(b) Net of issuance costs of NIS 78

		Convenience translation into US$ in thousands (note 1c)
BALANCE AT JANUARY 1, 2010		502	47,156	859	(40,418)	8,099	166	8,265
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	17c	135	* 8,062	-	-	8,197	-	8,197
Proceeds from exercise of warrants granted	17d,b	67	5,879	-	-	5,946	-	5,946
Changes in ownership interests in subsidiaries that do not result in a loss of control	5d	-	14	-	-	14	41	55
Acquisition of subsidiary	5d	-	1,441	-	-	1,441	382	1,823
Issuance of shares by a subsidiary	17c	-	401	-	-	401	598	999
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(286)	-	-	(286)	286	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non-controlling interests	16	14	489	-	-	503	235	738
Exchange of warrants granted to employee of subsidiary	17d		73	-	-	73	(73)	-
Expiration of warrants	17b	-	8	-	-	8	-	8
Share based payment related to warrants granted to employees and service providers:	17d
of the parent		-	685	-	-	685	-	685
of subsidiaries		-	43	-	-	43	87	130
Loss and comprehensive loss for the year		-	-	-	(12,038)	(12,038)	(893)	(12,931)
BALANCE AT DECEMBER 31, 2010		718	63,965	859	(52,456)	13,086	829	13,915

*Net of issuance costs of U.S. $ 2,046

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated

				Convenience translation into US$ (in thousands) (note 1c)
	Year ended December 31
	2008	2009	2010	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see appendix)	(14,635)	(15,917)	(33,322)	(9,389)
Income tax paid	-	-	(82)	(23)
Interest received	978	67	282	79
Interest paid	(307)	(52)	(1)	-
Net cash used in operating activities	(13,964)	(15,902)	(33,123)	(9,333)
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan granted to an employee	-	(200)	207	58
Repayment of (investment in) short term deposits	(2,433)	2,225	(3,561)	(1,003)
Proceeds from sale of property and equipment	-	-	20	7
Purchase of property and equipment	(501)	(1,543)	(2,256)	(636)
Purchase of intangible assets	(656)	(90)	(87)	(25)
Net cash provided by (used in) investing activities	(3,590)	392	(5,677)	(1,599)
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of a subsidiary (see note 5d)	-	-	2,038	574
Proceeds from issuance of shares of a subsidiary (see note 5d)	-	-	3,396	957
Proceeds from investment of the non-controlling interests in a subsidiary	886	-	-	-
Proceeds from issuance of ordinary shares, net of
issuance costs	2,856	20,811	29,093	8,195
Proceeds from issuance of warrants, net of
issuance costs	1,197	1,408	-	-
Proceeds from exercise of warrants granted (see note 17c)	77	20	16,063	4,526
Proceeds from exercise of warrants in subsidiary			195	56
Repayment of restricted deposit due to conversion of convertible debentures	8,853	-	-	-
Net cash provided by financing activities	13,869	22,239	50,785	14,308
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(3,685)	6,729	11,985	3,376
Cash and cash equivalents at beginning of the year	21,645	17,503	24,388	6,872
Exchange gains (loss) on cash and cash equivalents	(457)	156	(1,288)	(363)
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	17,503	24,388	35,085	9,885

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED CASH FLOWS STATEMENTS (continued)
NIS in thousands unless otherwise stated

Appendix				Convenience translation into US$ (In thousands) (note 1c)
	Year ended December 31
	2008	2009	2010	2010
A.Net cash used in operations:

Loss and comprehensive loss for the year:	(13,198)	(19,015)	(45,894)	(12,931)
Fair value losses (gains) on warrants at fair value through
profit or loss	(7,950)	(244)	2,469	695
Depreciation and amortization	261	392	662	187
Capital loss	-	-	4	1
Interest received	(978)	(67)	(282)	(79)
Interest paid	307	52	1	-
Increase in liabilities to non-controlling interest	-	-	453	128
Exchange (gain) loss on cash and cash equivalents	457	(156)	1,288	363
Depreciation of discount on convertible debentures	524	-	-	-
Liabilities for severance pay - net	23	75	(157)	(44)
Registration cost of a subsidiary (see note 5d)	-	-	4,575	1,289
Warrants granted to employees in subsidiary	-	-	311	87
Stock based compensation related to warrants granted to
employees and service providers	1,930	1,532	2,587	728
	(18,624)	(17,431)	(33,983)	(9,576)

Changes in operating asset and liability items:
Decrease (increase) in trade and other balances:
Trade accounts receivable	-	(103)	(219)	(62)
Other	183	123	(1,246)	(351)
Increase in inventories	-	(499)	(1,995)	(562)
Increase (decrease) in creditor and credit balances:
Trade accounts payable	366	(61)	2,561	722
Other	316	1,092	564	159
Increase in liabilities with respect to royalties to the Israeli
Office of Chief Scientist	3,193	990	1,090	307
Increase in non-current financial assets	(69)	(28)	(94)	(26)
	3,989	1,514	661	187
	(14,635)	(15,917)	(33,322)	(9,389)
B.Non-cash activities

Reduction of Goodwill (see note 3d)			922	260
Exercise of Warrants (see note 17b)			(5,046)	(1,422)
Liability to Non-controlling interest(see note 5a)			2,617	737
Goodwill and knowhow and rights in patents that acquired in
exchange for allocation of shares for the non-controlling
interests in the consolidated company	2,135
Recognition of Goodwill due to investment in subsidiary	2,597

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION:

a.
D Medical Industries Ltd. ("the Company") and its subsidiaries ( Spring Health Solutions Ltd,(Formerly Nilimedix Ltd.) , G Sense Ltd., Spring-Set Health Solutions Ltd.(Formerly Medex-set Ltd.), NextGen BiomedLtd. (Formerly Sela Group Com Ltd.), Sindolor Holdings Ltd., Sindolor Medical Ltd. (together - "the Group") are engaged in the research, development, manufacturing and marketing of medical aids, in particular for diabetic patients.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 3 Hasadna St., Tirat Carmel, Israel.

The Company’s shares are being traded on the NASDAQ Capital Market under the symbol "DMED" as well as on the Tel-Aviv Stock Exchange Ltd ("TASE").

b.
As of December 31, 2010 the Group’s working capital is NIS 36,687 and total equity of NIS 49,388 (of which NIS 46,444 is attributable to owners of the parent). However, during the year ended December 31, 2010, the Group incurred losses in the amount of NIS 45,894, as well as negative cash flow from operating activities in the amount of NIS 33,123.

Management believes the Group will be able to continue its current plan with its existing funds; however, if it is not, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.   Management intends to raise additional funds from external investors during 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products.

c.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2010, and the year then ended have been translated into dollars, at the  rate at the most recent balance sheet date, December 31, 2010 (U.S. $1 = NIS3.549).  The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

d.
On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares.

e.
In August 2010, the Company completed an underwritten public offering of the Company's ordinary shares. Following the completion of the 2010 Offering, the Company listed its shares on the NASDAQ Capital Market, and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NASDAQ and the TASE.

f.
By December 31, 2010 the Company completed the purchase of 100% of the shares of Spring Health Solutions Ltd.(See note 5a) on a fully diluted basis, by granting shares and options of the Company in exchange (2.5:1) for shares and options of Spring Health Solutions. Due to the said transaction, the non-controlling interests rights for royalty with respect to future revenues of spring Health Solutions were expired (see note 3d).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation:

1)
Through December 31, 2007, the Group’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel. Commencing the three months period ended March 31, 2008 the Group has adopted International Financial Reporting Standards ("IFRS"). The adoption of IFRS was performed in accordance with Accounting Standard no. 29 “Adoption of International Financial Reporting Standards (IFRS)”, published by the Israeli Accounting Standards Board (the “Israeli Standards Board”), which determines that entities subject to the Israeli Securities Law and committed to report under its regulations should prepared their financial statements in accordance with IFRS commencing with the periods commencing on January 1, 2008.

2)
The consolidated financial statements of the Group as of December 31, 2010 and 2009, and for each of the three years in the period ended on December 31, 2010, have been prepared in accordance with IFRS and the interpretations to IFRS standards issued by the International Financial Reporting Interpretations Committee (IFRIC) .

The principal accounting policies applied in the preparation of these consolidated financial statement, are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial liabilities at fair value through profit or loss and revaluation of deposits with severance pay funds presented at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The actual results might be significantly different than the assumptions and estimates used by the Company.

3)	The Group's operating cycle is twelve months.

4)	The Group analyses expenses in the statement of comprehensive loss based on the function category to which the expense belongs.

b.	Consolidation:

1)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date that control ceases.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

a)	Accounting for business combinations that took place until December 31, 2009:

The acquisition method of accounting was used to account for the business combinations by the Group. The cost of an acquisition was measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill (see f1 below).

Consideration which was contingent on a future event was included in the cost of an acquisition if it was probable (defined by IFRS 3 – 'Business Combinations' "IFRS 3", as more likely than not) that the future event will occur. A liability was recognized for contingent consideration payable, discounted to the date of the acquisition. If the future event was not probable at the acquisition date, a liability for contingent consideration would be recognized when it becomes probable. The amount of the liability is reassessed at each reporting date, with a corresponding adjustment to goodwill.

b)	Accounting for business combinations that took place commencing January 1, 2010:

Commencing January 1, 2010, the Group applies IFRS 3 (revised) – 'Business Combinations' ("IFRS 3R").

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

c)
Inter-Company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless there are circumstances indicating on an impairment of the asset transferred.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions with non-controlling interests

Until December 31, 2009 the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Respectively, disposals to Non-controlling interests resulted in gains and losses for the Group and were recorded in the statement of comprehensive loss. Additionally, purchases from non-controlling interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired by the Group of the carrying value of net assets of the subsidiary. The Group's goodwill as of December 31, 2010 and 2009 in the amount of NIS 8,005 and NIS 8,927, respectively, results from purchases of shares of consolidated company from non-controlling interests that occur before January first 2010.

Commencing January 1, 2010 the Group applied IAS 27 (revised) - ‘Consolidated and separate financial statements’, (effective from 1 July 2009) ("IAS 27") The group treats transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

In addition to the above, IAS 27R determines that the Company's portion in the equity fund due from issuance of warrants of subsidiaries should be classified retrospectively as a non-controlling equity rights. The said retrospective reclassification has been applied in the statements of financial position as of December 31, 2009 and 2008 that were included in the registration statement related to the 2010 public offering discussed in note 1e above.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the management group comprised of part of the Group's management members and certain senior functionaries that makes strategic decisions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Foreign currency translation:

1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the functional currency of all of the companies in the Group and is the presentation currency of the Company.

The following table summarizes the changes in US$/NIS and Euro/NIS exchange rate and the Israeli CPI during the reporting periods:

	US$/NIS	EURO/NIS
	Exchange rate	Exchange rate	(CPI)
	%	%	%
Year ended December 31, 2010	(6.0)	(12.9)	2.6
Year ended December 31, 2009	(0.7)	2.7	3.9
Year ended December 31, 2008	(1.1)	(6.4)	3.8
As of December 31, 2010 $1 = NIS 3.549, €1 = 4.7379

2)	Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss to 'finance costs'/'finance income'.

e.	Property and equipment

All property and equipment (including leasehold improvements) are initially recorded at historical cost. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the period in which they are incurred.

Depreciation and impairments due to fixed assets presented at cost are charged to the statement of comprehensive loss.

Property and equipment is stated at historical cost less accumulated depreciation and impairment losses.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

%
Machinery and equipment	15
Laboratory equipment	15
Furniture and office equipment	6-33
Vehicles	15
Computers and accessories	33

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease, or the estimated useful lives of the improvements.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see g below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "other (income) expenses - net", in the statement of comprehensive loss.

f.	Intangible assets:

1)	Goodwill

The goodwill presented in the financial statements arises from acquisition of shares of subsidiaries from holder of non-controlling interest, which took place before January 1, 2010. Goodwill in respect of acquisitions of a subsidiary is included in the "intangible assets" item.

Goodwill is tested annually for impairment and carried at cost, less accumulated impairment losses. Impairment losses on goodwill are not reversed in subsequent periods. (see also g below).

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

2)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight line method over their estimated useful lives (three years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

3)	Research and Development

Costs associated with research activities are recognized as an expense as incurred.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Development costs that are directly attributable to the design and testing of new or improved products are recognized as intangible assets if, and only if, all of the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;
-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

4)	Acquisition of knowhow, rights in patents and in process research and development

Knowhow, rights in patents and in process research and development acquired are presented based on the fair value at the date of the acquisition and are not depreciated during the research and development period. Such assets are annually tested for impairment in
accordance with International Accounting Standard ("IAS") 36 -   “Impairment of assets” (“IAS 36”), (see also g below).

Commencing the end of the development process, the Group depreciates the in process research and development over its remaining useful life.

Subsequent expenditures related to an in-process research or development project acquired separately or in a business combination and recognized as an intangible asset, incurred after the acquisition of that project are accounted for in accordance with section (3) above.

g.	Impairment of non-financial assets

Assets that have an indefinite useful life (for example goodwill), are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non - financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

h.	Financial assets

1)	Classification

The Group classifies its financial assets to the loans and receivables category. The classification is in accordance with the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise 'Cash and cash equivalents', ‘Trade and other receivables’, 'Short term deposits', and ‘Long term deposits and loans’ in the statement of financial position (see l below).

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, on which the asset is delivered to the Group or delivered by the Group.

Loans and receivable are initially recognized at fair value plus transaction costs.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Loans and receivables are substantially carried at amortized cost using the effective interest method.

3)	Impairment of financial assets carried at amortized cost.

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated income statement.

i.	Warrants and Share Options

Warrants and Share Options are issued by the Group as share based payments to employees and service providers and as part of capital raisings.

1)	Share Options issued as share based payments

As to the accounting policy related to warrants issued as share based payments - see section r. below.

2)	Warrants issued as part of capital raisings that are classified as equity

Consideration received in respect of warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset, is recognized and classified as equity in the statements of financial position.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Incremental costs directly attributable to the issue of such new warrants are shown in equity as a deduction directly from the proceeds. Changes in the fair value of such warrants are not recognized in the financial statements.

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised. See also note 17.

3)	Warrants issued as part of capital raisings that are classified as a liability

Warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a variable amount of cash or another financial asset, due to the linkage of the exercise price to changes in the Israeli CPI, are recognized and classified as liability in the statements of financial position.

As the said liability is a non - equity derivative financial instrument, it is classified as financial liability at fair value through profit or loss. The said liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted at fair value. The fair value changes are charged to 'Fair value losses (gains) on warrants at fair value through profit or loss' in the statement of comprehensive loss.

The warrants issued by the Company can be exercised at any time by their holder.

The Group has early adopted the amendment to IAS 1, "Presentation of Financial Instruments", issued in April 2009 ("the Amendment"). The Amendment permits a liability to be classified as non-current if can be settled, at the option of the counterparty, by the issue of equity instruments.

Therefore, in former years the liability with respect of the above warrants have been classified as non-current liability. As of December 31, 2010 the warrants were exercised. See also note 17b.

4)	Written put options on shares in subsidiaries held by Non-controlling interest

The Company has issued options to non-controlling interest shareholders in subsidiaries which, when exercised by the non-controlling interest shareholders, require the Company to purchase the non-controlling interest shareholders’ shares in the subsidiaries (hereinafter - the options). The options were issued at the date the Company gained control of the subsidiary.

The Company analyses the terms of the options to determine whether they result in the transfer of the risks and rewards attached to the Non-controlling interests’ shares to the Company.

Since risks and rewards were not transferred, the options are accounted for as derivative financial liabilities. The liability is initially recognized at its fair value and subsequently accounted at fair value. Fair value changes change are charged to 'Fair value losses (gains) on warrants and options at fair value through profit or loss' in the statement of comprehensive loss .

See note 5a for a description of the terms of the principal options.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined as follows: raw materials and supplies, products in process and finished products mainly on a net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses.

k.	Trade receivables

Trade receivables are amounts due from customers for merchandise sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if exists.

l.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, with original maturities of three months or less, and that are not restricted for withdrawal or use.

m.	Share capital

The ordinary shares are classified as share capital. Costs directly related to the issuance of shares are presented as a deduction from the proceeds.

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less, if not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

o.	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets are recognized only when it is probable that such assets will be utilized in the future against taxable income.

The Group has only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, foreseeable future.

p.	Government participation in research and developments expenses

Certain consolidated companies receive grants from the Israeli Office of Chief Scientist ("OCS") as participation in research and development activities. In case that the said companies will have revenues from the projects for which the said grants were received, they will be obligated to pay the OCS royalties on the said revenues up to the full repayment of the grants (see also note 15).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Grants received from the OCS as participation in R&D operations performed by the Group qualify as "forgivable loans" under IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance" ("IAS 20").

In the event that, as of the date of receipt of the grant, there is a reasonable assurance that the grant will not be paid back then grants received are recorded to profit or loss.

As to grants received from the OCS through December 31, 2008, in cases where at the date of receipt of the grant this grant is carried to profit or loss and in subsequent periods, it is probable (more likely than not) for the first time that the project will be successful and that royalties will be paid in respect of the project to the OCS, the Group records a liability to be measured in accordance with the guidelines specified in IAS 37 – "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

Commencing January 1, 2009, the Group applies an amendment to IAS 20, whereby a loan received from the government shall be recorded and measured in accordance with IAS 39 – "Financial Instruments: Recognition and Measurement" ("IAS 39").

As to grants received from the OCS commencing January 1, 2009, in cases where at the date of receipt of the grant this grant is carried to profit or loss and in subsequent periods, it is probable (more likely than not) for the first time  that the grant will be repaid, the Group records a financial liability to be measured in accordance with the guidelines specified in IAS 39 with regard to financial liabilities measured and presented at amortized cost.

If at the time the right to receive the grant is established Company's management concludes that there is no reasonable assurance that the grant received will not be repaid, the Group records a financial liability to be measured at its fair value at the date it was recorded for the first time and in subsequent periods this liability will be measured at amortized cost in accordance with the guidelines specified in IAS 39; the difference between the grant received and the fair value of the liability is accounted for as a government grant, which is carried to profit or loss .

q.	Employee benefits:

1)	Pension obligations

Group companies operate various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans are considered defined contribution plans. The defined contribution pension plan is a pension plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employees the pension benefits relating to employee service in the current and prior periods.

The contributions are accounted for as expenses related to employee benefits when due.

2)	Severance pay obligations

Under Israeli law and labor agreements, employees dismissed by the employer and employees reaching retirement age and employees resigning from their employment under certain other circumstances (that are not under the control or discretion of the employer), are entitled to receive severance pay based on the length of service and their latest monthly salary (usually - one month’s salary for each year of employment).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

a)	Severance pay obligations that are considered defined contribution plan

With respect of the said severance pay obligation, most of the Group's employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law ("Section 14"). The said defined contribution plan is a plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employee the severance pay benefits relating to employee service in the current and prior periods.

b)	Severance pay obligations that are considered defined benefit plan

The contributions to the said defined contribution plan are accounted for as expenses related to employee benefits when due. With respect of the reminder of the employees that are not covered under Section 14, the severance pay obligation is accounted for as a defined benefit plan.

The Group records severance pay liability in the statement of financial position in respect of the defined benefit severance pay plan. The said liability is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is measured annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in NIS (which is the currency in which the benefits will be paid), and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions of the fair value of the severance pay plan assets or of the defined benefit severance pay obligation are charged or credited to profit or loss in the period in which they arise.

3)	Vacation and recreation pay

Under labor laws in Israel, each employee is entitled to vacation days and recreation pay, both computed on an annual basis.  The entitlement is based on the length of the employment period. The Group recognizes a liability and an expense for vacation and recreation pay, based on the entitlement of each employee.

4)	Bonus Plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Share-based payments

The Group operates a number of equity-settled, share-based payment plans, under which the Company or consolidated companies, receives services from employees and other service providers as consideration for equity instruments (warrants) of the Company or a consolidated company. The fair value of the services received in exchange for the grant of the warrants is recognized as an expense in the statement of comprehensive loss.

In the case of share based payments to employees, the total amount to be expensed is determined by reference to the fair value of the warrants granted (using the Black and Scholes and the Binomial models for option pricing):

-	including any market performance conditions;
-
excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

-	including the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of warrants that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of warrants that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

In the case of Share based payments for service received from service providers (that are not employees), the amounts recognized as an expense in the statement of comprehensive loss are determined by reference to the fair value of the services received

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised.

s.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts (including participation in distribution expenses) and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met as described below. The Group bases its estimates while considering the type of customer, the type of transaction and the specifics of each arrangement.

Sales of goods are recognized when a Group entity has delivered products to the distributer, the distributer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the distributer’s acceptance of the products.

Delivery occur when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the distributor, and either the distributor has accepted the products in accordance with the sales contract, the acceptance provisions has lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied. The Company does not have any post-shipment obligation other than warranty, and the purchase price is not adjusted for subsequent sales by the distributors.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Distributers have territory exclusively for selling the Company's products. Failure of achieving the sales target agreed by the Company and the distributer may result a loss of exclusivity, according to the decision of the Company. Distributers have a right to demand that faulty products will be replaced with no extra charge during the four to five years warranty period. A provision is recorded, at the time of sale, with respect to the estimated replacement costs. No element of financing is deemed present as the sales are made with a credit terms which is consistent with the market practice.

t.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. However, potential ordinary shares are only dilutive if their conversion would increase the loss per share. If the loss per share decreases, the shares are anti-dilutive, and are excluded from the diluted loss per share calculation.

u.	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

v.	New international Standards, amendments to standards and new interpretations:

1)	Standards, amendments and interpretations to existing standards that are mandatory for reporting period commencing 1 January, 2010:

a)
IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009 ("IAS 27R"). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company applied IAS 27R prospectively to transactions with non-controlling interests from 1 January 2010. The Group performed transactions with non-controlling interests that did not result in a loss of control. Commencing January 1, 2010, such transactions are accounted for as equity transactions. The amount that was charged to equity due to such transactions during 2010 amounted to NIS 255.

In addition to the above, IAS 27  determines that the Company’s portion in the equity fund due from issuance of warrants of subsidiaries should be classified retrospectively as a Non-controlling equity rights.

The said retrospective reclassification has been applied in the statements of financial position as of December 31, 2009 and 2008 that were included in the registration statement related to the 2010 public offering discussed in note 1e above.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)
Amendment to IAS 7 'Statement of Cash Flows', issued as part of the Improvements to IFRSs issued on April 2009. The amendment clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as investing activities. The amendment applies retrospectively for annual periods beginning on or after 1 January 2010 but may be applied earlier.

The application of the amendment had no material impact on the Group's financial statements.

c)
IFRS 3 (revised), 'Business combinations("IFRS3R")', and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates, and IAS 31, Interests in joint ventures, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

The Group applies IFRS 3R prospectively to business combinations for which the acquisition date is on or after January 1, 2010. As no such business combination took place, the application of IFRS 3R had no effect on the Group's financial statements.

d)
IFRS 8 - "Operating Segments" Amendment ("IFRS 8 Amendment").The amendment is part of the IASB's improvements project issued in April 2009. IFRS 8 Amendment includes minor textual amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision-maker. IFRS 8 Amendment applies retrospectively to annual periods beginning on 1 January 2010 or thereafter.

The Group implemented this amendment as from January 1, 2010 and its implementation had no effect on the Group's financial statements.

e)
IFRS 2 "Group cash-settled share-based payment transactions" Amendment (hereinafter - IFRS 2 Amendment). In addition to the integration IFRIC 8 - "Scope of IFRS 2" and IFRIC 11 - "IFRS 2 - Group and Treasury Share Transactions" into IFRS 2, IFRS 2 Amendment extends the guidance of IFRIC 11 on classification of intercompany arrangements within a group that were not addressed by IFRIC 11.  The Group applied these amendments commencing January 1, 2010.  The first time application of the amendments has no impact on the Group's financial statements.

f)
Amendment to International Accounting Standard No. 36 – "Impairment of Assets" ("the Amendment to IAS 36"). The said amendment is part of the annual improvements project of the IASB published in April 2009. The Amendment to IAS 36 clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8, ‘Operating segments’ (that is, before aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8).  The Amendment to IAS 36 is applicable prospectively for annual period commencing January 1, 2010 or thereafter. The Group applies the said amendment commencing 1 January 2010.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The first-time application of the amendment has no material effect on the Group's    financial statements.

g)
Amendment to IFRS 2 – "Share-Based Payment" (hereafter- the amendment to IFRS 2). The said amendment is part of the annual improvements project of the IASB published in April 2009. The amendment to IFRS 2 clarifies that not only does IFRS 2 not apply to transactions that fall within the scope of IFRS 3 (Revised) – "Business Combinations" – (hereafter – IFRS 3R) but also contributions of a business on formation of a joint venture and common control transactions are not within the scope of IFRS 2. The amendment to IFRS 2 applies retrospectively for reporting periods starting July 1, 2009 or thereafter. The Group applied the said amendment together with the application of IFRS 3R commencing January 1, 2010. The first-time application of the amendment to IFRS 2 has no material effect on the Group's  financial statements.

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

a)
IFRS 9 – "Financial Instruments" (hereafter – IFRS 9). The first part of IFRS 9, dealing with the classification and measurement of financial assets, was issued in November 2009 (hereinafter - first part of IFRS 9) and is the first installment in a project to replace IAS 39 - "Financial Instruments: Recognition and Measurement" (hereinafter - IAS 39).  The first part of IFRS 9 sets new requirements for classification and measurement of financial assets.  Among other things, the first part of IFRS 9 states that financial assets will be classified using one of the following two categories: those measured at amortized cost and those measured at fair value. The decision on classification is made on the date of initial recognition, based on the entity's business model and the characteristics and the projected cash flows from the asset.

In October 2010, an additional part of IFRS 9 was issued (hereinafter - the second part of IFRS 9), which is the second installment in the IAS 39 replacement project. The second part of IFRS 9 includes guidelines on financial liability and on retiring financial instrument. The provisions added to IFRS 9 as part of this second part, including those relating to measurement and classification financial liabilities and accounting for derivatives embedded in instruments where the host contract is a financial liability, where copied unchanged from the current provisions in IAS 39 regarding those matters, except for the provisions relating to financial liabilities at fair value through profit or loss (hereinafter - FVTPL).  According to the new provisions, except for the instances detailed above, entities with a financial liabilities intended as FVTPL, changes in the fair value of these liabilities arising from changes in relating credit risk will be recognized directly in other comprehensive income instead of recognizing them in the income statement. AS to amounts recognized as above in other comprehensive income, the income or loss will not be recycled.  However, it is possible to transfer accumulated income or loss between capital items.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Both parts of IFRS 9 will apply to annual periods commencing on 1 January 2013 and thereafter.  Entities can elect to early adopt IFRS 9, but it is not permitted to adopt early the second part of IFRS 9 without implementing the first part of IFRS 9 on the same date. On the other hand, it is possible to early adopt the first part of IFRS 9 without being required to implement the second part of IFRS 9 on the same date.  Entities that will early adopt IFRS 9 for reporting periods commencing before 1 January 2012 will not be required to modify their comparative numbers upon first-time adoption.

At this stage, the Group did not early adopt IFRS 9.

The Group is studying the expected effect on IFRS 9 on its financial statements and on the timing of adoption. However, based on initial assessment, IFRS 9 is not expected to have a material impact on the Group's financial statements.

b)
Amendment to IAS 24 “Related Parties Disclosure”. According to the amendment A government-related entity as defined in IAS 24 (2009) is exempt from some of the detailed disclosure requirements in relation to certain transactions and outstanding balances between the entity and a government that has control, joint control or significant influence over the entity; and between the entity and another entity over which the same government has control. In addition the amendment provides clarity as to the definition of “a related party” and made the definition symmetrical as well as resolved the inconsistencies in the disclosure requirements for all transactions. The amendment applies retrospectively for annual periods beginning on or after 1 January 2011 but may be applied earlier. If early adopted, then an entity may choose to apply the revised standard in full or only the part in respect of the disclosure exemption for government-related entities. The implementation of the amendment is not expected to have a material effect on  the Group's financial statements.

c)
IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies that the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Group will implement IFRIC 19 retrospectively as of January 1, 2011. The implementation of IFRIC 19 is not expected to have a material effect on the financial statements.

d)	Modification to IFRS 3 (Revised) – "Business Combinations" ("IFRS 3R"). These revisions are part of the IFRS improvements document issued in May 2010. The main revisions are as follows:

-	A clarification that treatment of contingent proceeds in a business combination that took place prior to implementing IFRS 3R will comply with the previous version of IFRS 3 (issued 2004).

-
Allowing election of the method for measuring non-controlling interest on the date of purchase at fair value or based on the relative share in the purchased net identified assets recognized. This determination will only relate to non-ownership interest that provide ownership interest in the present and entitle holders to a prorate share of net asset of the entity upon liquidation.  All other non-controlling interest elements are measured at fair value on the date of the business combination, unless another measurement basis is required under IFRS.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

-
The measurement provisions of IFRS 3R apply on all payment transactions that are based on shares of the purchased, either exchanged in share-based payment transactions by the purchase or not. In addition, share-based payment of the purchased are measured under IFRS 2 "Share-Based Payment" on the date of purchase.

The revisions in IFRS 3R are implemented for all annual reporting period commencing on 1 July 2010 or thereafter. Early implementation is possible.  The modification are applied prospectively since the date IFRS 3 was applied.

The Group implements these revisions commencing on 1 January 2011.

The first-time implementation of these revisions is not expected to have material impact on the financial statements of the Group.

e)
IAS 1 "Financial Statements Presentation" ("IAS 1 Amendment").  This amendment is part of the IASB's improvements document issued in May 2010.  IAS 1 Amendment requires an entity to present analysis of components of other comprehensive income for each component of equity, and present it either in the statement of changes in shareholders' equity, in the statement of changes in shareholders' equity or in the notes to the financial statements.  The amendment is implemented for annual reporting periods commencing on 1 January 2011 and thereafter. Early implementation is permitted.  The Group is now assessing the impact of the amendment (if any) on its financial statements.

f)
IFRS 7 - "Financial instruments: Disclosures".  This amendment is part of the IASB's improvements document issued in May 2010.  The amendment modifies some required quantitative and qualitative disclosures on the nature and scope of risks arising from financial instruments and clarifies the interaction between such qualitative and quantitative disclosures. The amendment will be implemented for annual periods commencing on 1 January 2011 and thereafter. Early adoption is permitted. The Group intends to implement the amendment as from 1 January 2011.  The first-time adoption of this standard is not expected to have a material effect on the Group's financial statements.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, assumptions and judgments with significant associated risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

a.	Estimated impairment of goodwill and other, non-depreciated, intangible assets

The Group evaluates annually whether goodwill and other non-depreciated, intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 2g. part of the recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Even if the gross profit and growth rate, according the Group’s estimations; used to calculate the value of use of the cash generating unit would have been 10% and 1% lower, respectively, or if the discount rate used to calculate the value in use of the cash generating unit would have been 2% higher than managements estimates as of December 31, 2010 and 2009, no impairment of the goodwill and other, non-depreciated, intangible assets would have been required.(See note 10b).

b.	Research and development expenses

Research and development expense are capitalized in accordance with the accounting policy stated in note 2f. Capitalization of such expense is subject to management judgment that it is technically feasible to complete the product so that it will be available for use, such feasibility usually acquires upon the completion of certain milestones or an engagement for the sale of knowhow arising from the development. For the purposes of capitalizing the expense management is estimating the future cash flow generated from the assets developed, as well as the relevant interest rate and the estimated period of benefits. As of December 31, 2010, management believes that the said circumstances have not been achieved with respect to products at the research and development stage and thus research and development expenses were not capitalized.

In the event, management would have concluded that such terms have been achieved; the capitalization of research and development expenses would have reduced the loss of the Group.

c.	Loans and grants from the OCS

In accordance with the accounting treatment as details in note 2p the Group is required to assess if there is reasonable assurance that the grant received will be paid back. In addition in case that upon initial recognition the grant was credited to income, the Group assesses whether in subsequent periods the probability of paying royalties became “More likely than not”, in such case, a corresponding liability needs to be recorded.

The net present value of the liability for royalty payment to the OCS (see note 15) is dependent upon management’s estimates and assumption as to the timing and amounts of future revenues and interest rates used to calculate the present value of the cash payments required to repay the debt to the OCS. As of December 31, 2010 and 2009, a 25% change in the interest used would result in a corresponding change in the liability amounting to NIS 680 and NIS 580, respectively.

d.	Options and royalty rights granted to non-controlling interests shareholders of Spring Health Solutions Ltd

As described in note 5a, the Company had granted options and royalty rights to the non-controlling interests of Spring Health Solutions Ltd. (hereinafter - “Spring Health Solutions”). When exercised the options require the Company to issue shares in exchange for the non-controlling interests’ shares in Spring Health Solutions at a predetermined ratio. The options became exercisable under certain conditions.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

The royalty rights entitle the non-controlling interests to receive 2% of revenues generated by Spring Health Solutions, up to a maximum of $3 million. (hereinafter - the  royalty rights). The royalty rights expire on exercise of the options. The Company has determined that the royalty rights represent contingent consideration for the acquisition of Spring Health Solutions. Consequently, the royalty rights had been accounted for in accordance with the accounting policy described in note 2b.

The Company’s accounting policy for the options is described in note 2i. The policy requires the Company to assess whether the risks and rewards attached to ownership of the non-controlling interest shareholders’ shares in Spring Health Solutions transferred to the Company at the date they were granted. The principal risk attached to the shares is that FDA/CE approval is not received. The Company has assessed that the non-controlling interests have retained substantially all of the risk of loss arising from a potential failure to receive FDA/CE approval.

At 31 December 2008 the Company determined that the payment of royalties was not probable. Consequently no liability was recorded. During 2009 Spring Health Solutions commenced sales of its products and the Company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009.

During 2010, the said liability was updated until December 23, 2010 (see below) and a reduction against goodwill in the amount of NIS 922 was recorded.

On December 23, 2010 , the remaining non-controlling interests in Spring Health Solutions exercised their said options and the Company issued a total of 151,913 ordinary shares, par value NIS 0.32 per share, to the non-controlling interests (as described in note 5a) of Spring Health Solutions, in exchange for their shares in Spring Health Solutions and as a result the said royalty liability was cancelled.

e.	Deferred taxes

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable. Deferred tax assets will be recognized in the period in which the Group determines that it is probable that taxable profits will be generated. (see also Note 2(o)).

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES:

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk.

Market risk - Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and Euro. Foreign exchange risk arises from cash and cash equivalents, trade receivables and liabilities denominated in foreign currencies.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES (continued):

As of December 31, 2010, 2009 and 2008 the impact of a 10% strengthening/weakening of the U.S. dollar against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 431, NIS 240 and NIS 581, respectively, mainly as a result of loss/profit due to liabilities denominated in US dollars less cash and cash equivalents linked to the US dollar .

As of December 31, 2010 the impact of a 10% strengthening/weakening of the Euro against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 443 mainly as a result of loss/profit due to liabilities denominated in Euro less cash and cash equivalents linked to the Euro .

Credit risk

Credit risk is managed on a Group basis. Credit risk arises mainly from cash, cash equivalents, account receivables  and deposits with banks and financial institutions. The cash and cash equivalents of the Group as of December 31, 2010 and 2009 is deposited with two large Israeli banking institutions. The Group estimates that the credit risk associated with these balances is remote.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and short term deposits, to finance activities. Management monitors the regular forecasts of the Group’s liquidity reserves on the basis of expected cash flow. Management’s monitoring is done on a subsidiary level, based on procedures and limitations set by the Group.

Most of the Group's financial liabilities due during the twelve months commencing on January 1, 2011. The balances of financial liabilities that will be due during that period is not different from the balances presented in these financial statements as the discount effect in the time frame is immaterial.

Management believes the Group will be able to continue its current plan with its existing funds; however, if it is not, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.   Management intends to raise additional funds from external investors during 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products.

NOTE 5 – SUBSIDIARIES:

a.	Spring Health Solutions Ltd.

Spring Health Solutions is engaged in research and development of medical aids for diabetic patients. Spring Health Solutions was operating under the Technion Entrepreneurial Incubator Co. Ltd, and received grants from the OCS.

The Company invested in Spring Health Solutions in several stages until December 31, 2006. As of that date the Company held 70% of the fully diluted issued and outstanding share capital of Spring Health Solutions.

In connection with obtaining control in Spring Health Solutions during 2005, the Company granted to the non-controlling interest of Spring Health Solutions an option to convert their shares in Spring Health Solutions into shares of the Company, under certain conditions, according to the following ratio: 2.5 shares of the Company in exchange for 1 share of Spring Health Solutions (as to the conversion of the said option by some of Spring Health Solutions shareholders, see below and note 17c). In addition the Company granted to the mentioned non-controlling interest an entitlement to receive an amount equal to 2% of Spring Health Solutions revenues up to a total of $3 Million. The royalty right expire on exercise of the option. The Company concluded that it had not effectively acquired the non-controlling interest upon issuance of the put options as the non-controlling interest continued to be exposed to the risks and rewards of Spring Health Solutions. As a result, the Company continued to recognize the non-controlling interest in Spring Health Solutions.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

According to IFRS 3, the royalty rights are accounted for as a contingent consideration (see also note 16). In addition, according to  IAS 32, the Company should have recognized the option to convert shares as a financial liability at the date of grant measured at fair value through profit or loss pursuant to IAS 39. However, the Company did not recognize the said financial liability since its value was nil.

On March 14, 2007 the Company invested an additional amount of $1.6 million (NIS 6,728) in the share capital of Spring Health Solutions in exchange for shares issued by Spring Health Solutions to the Company. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,110 equal to the change in the carrying amount of the non-controlling interest.

During January 2008, the Company invested an additional amount of $4 million (NIS 14,057) in the share capital of Spring Health Solutions in exchange for shares issued by Spring Health Solutions to the Company. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,898, equal to the change in the carrying amount of the non-controlling interest.

In July 2008 the Company has entered into an agreement with certain of Spring Health Solutions' non-controlling interest according to which the Company purchased their shares in Spring Health Solutions in exchange for 92,685 shares of the Company. The ratio of share swap was 1.875 shares of the Company for 1 share of Spring Health Solutions. The non-controlling interest's entitlement to royalty rights and the option to convert shares were cancelled. The transaction was treated as an acquisition of non-controlling interest and was measured based on the fair value of Company's shares that were issued as part of this agreement. Accordingly, the Company recorded goodwill in an amount of NIS 2,135. Subsequently the Company held 92.2% of the fully diluted issued and outstanding share capital of Spring Health Solutions.

In December 2010, the remaining shareholders and share option holders of Spring Health Solutions exercised their option to exchange their holding  in Spring Health Solutions for  of 151,913 company shares and 13,920 of the company share options.  As of December 31, 2010 and 2009, the Company holds100% and 92.94% respectively of the issued and outstanding share capital of Spring Health Solutions .

During 2010 and the three months ended December 31, 2009 Spring Health Solutions commenced sales of one of its products, whose development was completed. Sales for that period totaled NIS 1,264 and NIS 368 respectively.

b.	G Sense Ltd

G Sense Ltd (“G Sense”) is engaged in research and development of medical aids for diabetic patients, such as blood level glucose sensor.

According to an agreement accompanying the Sensor Agreement, a former senior Spring Health Solutions employee will be entitled with respect to his services to G Sense to fully vested warrants to purchase shares of G Sense for no consideration and without any exercise price (the First Option). Additionally, in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, the employee will be entitled to a cash compensation of $100,000 or $200,000 in accordance with terms stipulated in the accompanying agreement or, at the full discretion of G Sense, to warrants exercisable for 7,812 or 15,625 shares of the Company, respectively (the Second Option).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

The First Option warrants should have been accounted for, in accordance with IFRS 2, as share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with the First Option.

The Second Option was accounted for as Share-based payment transactions in which the terms of the arrangement provide the entity with a choice of settlement. However, as of grant date and over all of the reporting periods since then, the Company's best available estimate was that no equity instrument related to the Second Option will vest. Therefore, the Company did not recognize any expense associated with the Second Option.

As of December 31, 2010 and 2009, the Company holds 100% of the issued and outstanding shares of G Sense (92% on a fully diluted basis).

c.	Spring- Set Health Solutions Ltd.

In January 2008, the Company, Spring Health Solutions and Spring- Set Health Solutions Ltd. (“Spring-Set Health Solutions”) entered into an agreement pursuant to which Spring Health Solutions will assign to Spring-Set Health Solutions all its rights in connection with intellectual property to the disposable medical aids for the treatment of diabetic patients. According to the agreement, Spring Health Solutions will be entitled to royalties equal to 7% of all income generated by Spring-Set Health Solutions, as well as have the right to purchase the disposable medical aids from Spring-Set Health Solutions at cost (as defined in the agreement).

According to an accompanying agreement to the said agreement, a Spring Health Solutions, G Sense and Spring-Set Health Solutions former senior employee was issued shares of Spring-Set Health Solutions representing 9.9% of the fully diluted issued and outstanding shares of Spring- Set Health Solutions. According to the said agreement,  the said employee's holdings in Spring- Set Health Solutions will not be diluted until such time when an additional $1 million investment will be raised by Spring- Set Health Solutions (excluding the $700  loan for 5 years bearing interest at an annual rate of 4% granted by the Company to Spring- Set Health Solutions).

The said issuance was in respect of services rendered by the former senior employee to Spring- Set Health Solutions, therefore, this issuance should have been accounted in accordance with IFRS 2, as equity-settled share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with this issuance.

In addition, in accordance with the said agreement, the employee will have the right (free of charge) for a one time conversion of all of his shares in Spring- Set Health Solutions into 73,148 shares of the Company, in the event Spring- Set Health Solutions’s  accumulated  revenues will exceed $1 million as well as be higher than the revenues of another subsidiary of the Company.

The said right was accounted for as equity-settled share-based payment transaction. However, as of grant date and over all of the reporting periods since then, the Company's best available estimate was that no equity instrument related to the said right will vest. Therefore, the Company did not recognize any expense associated with the said right.

According to the accompanying agreement the Said employee is entitled to a cash bonus up to $1 million according to Spring- Set Health Solution's sales. As of December 31, 2010, Since Spring-Set Health Solutions has not commenced any sales, and since the Company standing, based on its legal advisors, is that since the said employee is currently not employed, he is not entitled to such bonus. The Group did not recognized any liability for that bonus.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

As of December 31, 2010 and 2009, the Company holds 90.1% of the issued and outstanding shares of Spring- Set Health Solutions.

d.	NextGen Biomed Ltd.

NextGen Biomed Ltd., is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical Ltd. (Sindolor) through Sindolor Holdings Ltd., Sindolor Medical is currently developing pain alleviation products .

At the time of the Transaction, the only asset of Next Gen was cash of NIS 2,038.

The purpose of the Transaction was to obtain a registration on the TASE to improve the ability of the  Company's subsidiary, Sindolor, to raise capital in the future.

The Transaction was effected by:

1.	The transfer of the Company's existing holdings of Sindolor (57.5% of the issued and outstanding shares of Sindolor before dilution) to Next Gen,
2.	Next Gen issuing the Company shares of its common stock representing 88.58% of the issued and outstanding shares of commons stock.
3.	A payment of NIS 1,150 by the Company to third parties, who previously acquired the control of Next Gen.
4.
The issue grant of rights for 15% of the issued outstanding shares of Next Gen to the said third parties. The said rights were issued for a cash of NIS 238 as part of a prospectus of Next Gen for the issuance of rights; and

5.
Subject to the exit of the Next Gen shares from the "Conservation List" of the TASE, the Company was issued options to acquire additional 5% of the issued and outstanding shares of Next Gen and transferred 50% of these options (representing 2.5% of the issued and outstanding shares of Next Gen) to the said third parties.

The Company gained control of Next Gen on January 13, 2010.

At the conclusion of the Transaction (including the grant of rights and before the exercise of the options) the Company held 73.05% of the share capital of Next Gen. The Company retained control of Sindolor by virtue of control of Next Gen, which controls 57.5% of voting rights in Sindolor, but its economic interest in Sindolor was diluted to 42.52%.

The Transaction is accounted for as an asset acquisition in which, in substance, the Company acquired a cash balance and an intangible item, being the rights associated with Next Gen's stock exchange registration, in exchange for a cash payment, the grant of rights and options, and an economic interest in Sindolor.

The rights associated with Next Gen's stock exchange registration, amounted to NIS 6,049, are contractual in nature and so represent an identifiable intangible item. However, since it is not probable that future economic benefits associated with the rights will flow to the Company they do not qualify for capitalization in accordance with IAS 38 and their cost are recognized as an expense (registration costs).

The consideration paid for the acquisition of Next Gen is measured at the aggregate of: the amount of cash paid, the fair value of the rights and options and the fair value of the economic interest in Sindolor that was effectively transferred to the shareholders of Next Gen,(including the grant of rights) measured at 21.8% of the enterprise value of Sindolor.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

The expense for registration costs is measured at the difference between the consideration, calculated as described above, and the Company's share of Next Gen's cash balance.

Additional non-controlling interest, amounted to NIS 1,361  is recognized, arising from the dilution of the Company's interest in Sindolor and the non-controlling interest in Next Gen. Balancing gain, amounted to NIS 5,101, representing the dilution of the Company's interest in Sindolor, is recognized in equity.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 . As part of this rights offering, the Company has undertaken to exercise all of its rights to purchase shares of NextGen in consideration for NIS 2,609  and to sell these shares in consideration for NIS 2,459  to a broker who will distribute them at its sole discretion. Following this transaction, the Company helds 58.2% of the share capital of NextGen on a fully-diluted basis.

On September, 2010 an amount of 3,006,190 NextGen's options par value NIS 0.01 and NIS 0.065 exercise price were exercised to 30,062 NextGen shares and as a result the Company now holds 57.28% of the share capital of NextGen.

On December 31, 2010, NextGen has entered, into a definitive agreement for the acquisition of the shares of two privately held Israeli companies, according to which, subject to certain conditions precedent and subsequent, NextGen will acquire the shares of the two companies in exchange for the issuance of shares of NextGen constituting 76.3% of the issued and outstanding share capital of NextGen after the issuance. On February 2011 it was mutually agreed to cancel this agreement.

e.	Sindolor Holdings Ltd.

On May 7, 2009, Sindolor Holdings Ltd. (“Sindolor Holdings”) was established and its only activity is to  hold a controlling interest in Sindolor Medical Ltd..

f.	Sindolor Medical Ltd.

Sindolor Medical Ltd (“Sindolor”; previously - Mazcold LTD) has a prototype of painless injector as well as a US Food and Drugs Administration (FDA) rights to market it.
On May 3, 2007, upon the establishment of Sindolor, the Company entered into an investment and loan agreement with Sindolor, pursuant to which the Company obtained 50.01% of the issued and outstanding shares of Sindolor. According to the agreement, the Company granted Sindolor a loan bearing interest at below market interest rate and the non-controlling interests holders granted Sindolor with knowhow rights and patents with respect to the development of a painless injector and an alleviated pain lancet. In return, the Company was issued with 50.01% of the shares of Sindolor (as above) and the non-controlling interests were issued with 49.99% of the shares of Sindolor and were granted with an entitlement for royalties equal to  20% of Sindolor's income (up to $500,000). This agreement was accounted for as an acquisition of an intangible asset.

As of transaction date and over all of the reporting periods since then, the Company concluded that payment of the royalty was not probable, and therefore no liability was recognized with respect of the said royalty.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

Accordingly, rights and patents acquired were initially recognized based on their cost in the said transaction at an amount of NIS 2,546 - see also note 10.

During March 2008, the Company and the non-controlling interest in Sindolor invested an additional amount of $757 (NIS 2,748) and $243 (NIS 886), respectively, in the share capital of Sindolor in exchange for shares issued to them by Sindolor. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill (recorded under NextGen Biomed Ltd.),  in an amount of NIS 699, equal to the change in the carrying amount of the non-controlling interest. Subsequently the Company held 55.3% of the fully diluted issued and outstanding share capital of Sindolor.

As detailed in 5d above, in  August 27, 2009, the Company entered into agreements pursuant to which in January 13,2010 the Company became the controlling shareholder of NextGen in consideration for the Company's holdings in Sindolor Medical and cash payments as described below. At the time of the transaction, NextGen’s only asset was NIS 1,800  of cash.

Sindolor continued activities are subject to additional financing until the completion of the development activities and the commencement of profit generating sales. The board of directors of NextGen resolved to postpone the decision whether to continue and finance Sindolor till May 2011 and that its decision will take into consideration the participation of the non-controlling interest in such financing.

As of December 31, 2010 and 2009, the Company holds 55.34% and 57.55% of the issued and outstanding shares of Sindolor respectively (55.3% fully diluted).

NOTE 6 - CASH AND CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31,
	2009	2010
Cash at bank and cash on hand	2,639	1,857
Short term bank deposits(1)	21,749	33,228
	24,388	35,085

As of December 31, 2010, includes NIS 5,964 (December 31, 2009 NIS 341) denominated in US$, earning less than 0.77% of annual interest and NIS 5,830 denominated in Euro, earning less than 0.77%  of annual interest . The remaining deposits are denominated in NIS and are linked to the changes in the Israeli CPI earning annual weighted interest of Prime minus 1.7%.

b.	Short term deposit

As of December 31, 2010, includes NIS 3,561 denominated in US$ and NIS 208 denominated in NIS. The NIS amount is a collateral for a bank guarantee provided under a lease agreement, see note 14. As of December 31, 2009 , includes NIS 208, as collateral for a bank guarantee provided under a lease agreement, see note 14.The balance of the cash and cash equivalents and deposits is an approximate to its fair value as the discounting effect is considered immaterial.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 7 - TRADE AND OTHER RECEIVABLES:

a.	Trade accounts receivables

As of December 31, 2010 the trade balance is denominated in the Euro as well as US $.

The outstanding balance is net of provision for doubtful debt in the amount NIS 331.

b.	Other

	December 31
	2009	2010
Institutions	397	576
Advances to suppliers	36	205
Grant receivable from the OCS*	531	763
Prepaid expenses(d)	46	355
Current maturities of a loan granted to CEO(note 27f)	50
Other	37	5
	1,097	1,904

The financial balances within "trade and other receivables" do not contain impaired assets, or assets which are overdue.

* Grants receivable from the OCS represent amounts due from the OCS related to reimbursements of qualified expenses incurred by the Company.  The reimbursements are unconditionally payable to the Group as a result of previously authorized grants from the OCS.

c.	The balance of the "trade and other receivables" is an approximate to its fair value as the discounting effect is considered immaterial.

d.	Long term prepaid expenses in the amount of NIS 471 was recorded as part of long term receivables.

NOTE 8 - INVENTORY

	31 December
	2009	2010
Raw materials and supplies	499	1,655
Products in process	-	167
Finished product	-	672
	499	2,494

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 9 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment, grouped by major classifications, and the changes during the years 2008, 2009 and 2010 is as follows:

	Costs			Accumulated depreciation			Property and equipment, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31,
	of the year	Additions	Year end	of the year	Additions	Year end	2008
Composition for 2008
Furniture and office equipment	131	31	162	22	12	34	128
Computers and electronics	268	91	359	137	81	218	141
Laboratory equipment	447	306	753	119	81	200	553
Leasehold improvements	57	32	89	13	32	45	44
Vehicles	-	41	41	-	4	4	37
	903	501	1,404	291	210	501	903

	Costs				Accumulated depreciation				Property and equipment, net
	Balance at the beginning			Balance at	Balance at the beginning			Balance at	As of December 31,
	of the year	Additions	Retirements	Year end	of the year	Additions	Retirements	Year end	2009	2008
Composition for 2009
Furniture and office equipment	162	124	-	286	34	14	-	48	238	128
Computers and electronics	359	169	-	528	218	100	-	318	210	141
Laboratory equipment	753	890	-	1,643	200	188	-	388	1,255	553
Leasehold improvements	89	360	-	449	45	35	-	80	369	44
Vehicles	41	-	-	41	4	6	-	10	31	37
	1,404	1,543	-	2,947	501	343	-	844	2,103	903

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 9 - PROPERTY AND EQUIPMENT, NET (continued):

	Costs				Accumulated depreciation				Property and equipment, net
	Balance at the beginning			Balance at	Balance at the beginning			Balance at	As of December 31,
	of the year	Additions	Retirements	Year end	of the year	Additions	Retirements	Year end	2010	2009
Composition for 2010
Furniture and office equipment	286	122	-	408	48	72	-	120	288	238
Computers and electronics	528	95	-	623	318	112	-	430	193	210
Laboratory equipment	1,643	420	-	2,063	388	265	-	653	1,410	1,255
Leasehold improvements	449	-	-	449	80	61	-	141	308	369
Machinery, molds and equipment	-	1,619	-	1,619	-	5	-	5	1,614
Vehicles	41	-	(38)	3	10	5	(14)	1	2	31
	2,947	2,256	(38)	5,165	844	520	(14)	1,350	3,815	2,103

NOTE 10 - INTANGIBLE ASSETS:

a.	Composition of intangible assets, grouped by major classifications, and the changes during the years 2008, 2009 and 2010 is as follows:

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31,
	of the year	Additions	year end	of the year	Additions	year end	2008
Composition for 2008
Goodwill	1,110	(a) 4,732	5,842	-	-	-	5,842
In process research and development from business combination	2,893	-	2,893	-	-	-	2,893
Knowhow and rights in patents (b)	2,546	-	2,546	-	-	-	2,546
Software	161	40	201	75	51	126	75
	6,710	4,772	11,482	75	51	126	11,356

(a)See note 5a and 5f
(b)See note 5f

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	Additions	Year end	of the year	Additions	Year end	2009	2008
Composition for 2009
Goodwill	5,842	3,085	8,927	-	-	-	8,927	5,842
In process research and development from business combination	2,893	-	2,893	-	-	-	2,893	2,893
Knowhow and rights in patents (b)	2,546	-	2,546	-	-	-	2,546	2,546
Software	201	90	291	126	49	175	116	75
	11,482	3,175	14,657	126	49	175	14,482	11,356

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	Additions	year end	of the year	Additions	year end	2010	2009
Composition for 2010:
Goodwill	8,927	(b)(922)	8,005	-	-	-	8,005	8,927
In process research and development from business combination	2,893	-	2,893	-	73	73	2,820	2,893
Knowhow and rights in patents (a)	2,546	-	2,546	-	-	-	2,546	2,546
Software	291	87	378	175	69	244	134	116
	14,657	(835)	13,822	175	142	317	13,505	14,482

(a) See note 5f
(b) See note 3d

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

b.	Impairment tests for goodwill, knowhow, rights in patents and in process research and development:

The above mentioned intangible assets are allocated to the group’s cash-generating units (CGUs) identified according to operating segment.

An operating segment-level summary of the intangible assets allocation for December 31, 2010 is presented below.

	Insulin pumps and related products	Pain alleviation products	Total

Goodwill	7,306	699	8,005
In process research and development due from business combination	2,820	-	2,820
Knowhow and rights in patents	-	2,546	2,546
	10,126	3,245	13,371

An operating segment-level summary of the intangible assets allocation for December 31, 2009 is presented below.

	Insulin pumps and related products	Pain alleviation products	Total

Goodwill	8,228	699	8,927
In process research and development due from business combination	2,893	-	2,893
Knowhow and rights in patents	-	2,546	2,546
	11,121	3,245	14,366

As of December 31, 2009  the recoverable amount of a CGU was determined based on value-in-use calculations. Calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the medical device branch business in which the CGU operates.

As of December 31, 2010 the recoverable amount of a CGU related to the insulin pumps and related products, was determined based on value in use calculation and the recoverable amount of the CGU related to pain alleviation products was calculated based on its fair value less costs to sell.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

The key assumptions used for value-in-use calculations as of December 2010 are as follows:

	Insulin pumps and related products	Pain alleviation products

Growth rate	5%	*
Discount rate (pre tax)	28%

*The Pain alleviation products segment refers to the Company's subsidiary NextGen Biomed Ltd. The Group performed an impairment tests for intangible assets. The Company's management examined the activity value of NextGen Biomed Ltd. as it reflected from its share price in Tel Aviv Stock Exchange that sums up to  NIS 23,392 as of December 31, 2010. In addition the Company's management examined the activity value as was reflected from an agreement signed on December 31, 2010 regarding the acquisition of ClearPath Ltd and Innosense Ltd. (which eventually not materialized, see also note 5d) that sums up to NIS 26,672 as of December 31, 2010.Following the above examination, the Company's management concluded that as of December 31, 2010, the recoverable amount of the CGU was much higher than its book value and therefore the said CGU is not impaired.

The key assumptions used for value-in-use calculations as of December 31, 2009 are as follows:

	Insulin pumps and related products	Pain alleviation products

Growth rate	3%	3%
Discount rate (pre tax)	28%	36%

Management is also using assumption in connection with gross profit to calculate fair value. These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined budgeted gross margin and growth rate based on its expectations of market development. The discount rates used are pretax and reflect specific risks relating to the relevant operating segments.

NOTE 11 - CONVERTIBLE DEBT:

a.
In July 2007, the Company issued, non tradable, NIS 10,500 (Series A) NIS 1 par value debentures convertible, into the Company’s shares in exchange for an aggregate amount of NIS 10,500. The Company incurred NIS 545 of issuance costs. Series A debentures are not linked and bear 7% annual interest.

Series A convertible debentures were convertible into shares of common stock of the Company NIS 0.32 par value, commencing on the date of issuance and through July 4, 2008. The conversion ratio was NIS 0.95 par value of convertible debenture can be converted into 1:32 NIS 0.32 par value of common stock.

b.	During 2007, 1,800,080 par value Series A convertible debentures were converted into 59,213 shares of the Company.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 11 - CONVERTIBLE DEBT (continued):

c.	During June and July 2008, 6,599,920 par value Series A convertible debentures were converted into 217,103 shares of the Company.

In July 2008, which is the convertible debentures redemption date, the Company reached an agreement with a holder of the remaining 2,100,000 par value Series A convertible debt, according to which the amount due to him will be used to purchase 76,594 shares of common stock of the Company 0.32 par value and 38,297 warrants to purchase 38,297 shares of common stock of the Company 0.32 par value at an exercise price of NIS 27.68. The fair value of the shares and warrants issued was equivalent to the amount payable, therefore no gain or loss was recorded on the transaction. These warrants have been expired on April 30, 2010.

NOTE 12 - TRADE AND OTHER PAYABLES:

a.	Trade accounts payable:

	December 31
	2009	2010
Open balances	1,154	3,649
Notes payables	11	77
	1,165	3,726

As of December 31, 2010 and 2009 NIS 2,475 and NIS 91, respectively, are linked to foreign currencies.

b.	Other:

	December 31
	2009	2010
Payroll and related accruals	821	929
Provision for vacation	421	500
Accrued expense	1,076	1,515
Provision for loss due to office lease (see note 14a)	143	-
Advances received from the OCS	91	-
Provision for royalties to the OCS (see notes 15 and 2p)	135	128
Other	8	89
	2,695	3,161

The balance of the trade and other payables is an approximate to its fair value as the discounting effect is considered immaterial.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 13 - LIABILLITY FOR SEVERANCE PAY - NET:

Severance pay obligations under defined benefit severance pay plan:

	December 31
	2009	2010
Present value of wholly or partly funded obligations	667	127
Fair value of plan assets	(434)	(51)
	233	76

The principal actuarial assumptions used in the obligation measurement were as follows:

	December 31
	2009	2010
Discount rate	5.2%	5.1%
Inflation rate	2%	2.8%
Expected return on plan’s assets	4.8%	5.2%
Future salary increases	4.6%	4.9%

The percentage of employees expected to be entitled to receive severance is assumed to vary according to the employee’s age, between 20% for younger employees and 5% for older employees.

The movement in the defined benefit obligation over the year is as follows:

	Year ended December 31
	2008	2009	2010
Beginning of the year	385	472	667
Current service cost	83	92	22
Interest cost	25	28	19
Actuarial losses (gains)	(21)	75	13
Benefits paid	-	-	(594)
End of the year	472	667	127

The movement in the plan assets fair value recognized in the statement of financial position is as follows:

	Year ended December 31
	2008	2009	2010
Beginning of the year	250	314	434
Expected return	10	13	8
Actuarial (loss) gain	(27)	47	(25)
Contributions paid	81	60	33
Benefits paid	-	-	(399)
End of the year	314	434	51

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 13 - LIABILLITY FOR SEVERANCE PAY - NET (continued):

The Amounts below included in the statement of comprehensive loss:

	Year ended December 31
	2008	2009	2010
Current service cost	83	92	22
Interest cost	25	28	19
Expected return on plans assets	(10)	(13)	(8)
Net actuarial loss(gain) recognized	6	28	38
Total expense included in employee benefits expenses	104	135	71

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease agreements

In August 2008, Spring Health Solutions has entered into a leasing agreement pursuant to which it leased a 629 sqm facility at Tirat HaCarmel. The term of the lease is 60 months with an option for additional 60 months period. The monthly lease cost are NIS 49 per sqm linked to changes in the Israeli CPI plus a 2% annual increase rate.

Spring Health Solutions recognized a provision for the remaining period of its former lease agreement in Haifa. The statement of financial position for the year ending December 31, 2009 includes a provision for the costs related to the termination of the said lease agreement in the amount of NIS 143. On September, 2010 the company paid the fully remaining outstanding lease agreement obligation.

As of December 31, 2010 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

b.	For Costs sharing agreement between companies under common control - see note 27d.

c.	Development agreements

On September 15, 2007 Sindolor entered into a development agreement with an outside contractor, pursuant to which the contractor will design two injectors for Sindolor. In return for the design of one injector the consultant will be entitled for a total remuneration of $65 . The full amount was paid as of the date financial statements. In addition Sindolor will pay the contractor a fee equal to 10% of the sales generated by the injector up to the first $500 . During August 2009, Sindolor has halted its research and development activities related to the injectors. Sindolor is intending to continue such research and development activities through securing additional financing and seeking strategic partners that may be interested in the technology.

During November 2007, Sindolor has entered into two additional development agreements with the above mentioned contractor, for the design of two injection devices. The contractor will be entitled to a fee of $65  for each injection device, of which $7.5  will be paid at the beginning of the project; $7.5  will be paid upon the completion of the design work, and the remaining $50  will be paid upon generation, by Sindolor, of revenues and/or investments and/or development budgets related to said injection devices. As of the date of these financial statements Sindolor has paid the contractor $30 for the development of the two devices.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 15 - GRANTS FROM THE ISRAELI OCS

Spring Health Solutions has a liability to pay royalties to the Israeli government as a result of grants received from the Israeli OCS. The liability is based on future sales generated by products which were developed using OCS grants. Spring Health Solutions will not be subject to the liability in the event the OCS funded development project will not yield revenues. As of December 31, 2010 and 2009, it is probable that Spring Health Solutions will be required to pay the above mentioned royalties, and accordingly, with respect to grants received before January 1, 2009 a provision for the repayment of grants in the amount of NIS 3,240 and 3,053 as of December 31, 2009 and 2010 respectively was accounted and, with respect to grants received commencing January 1, 2009 – a financial liability in the amount of NIS 943 and 2,311 as of  December 31, 2009 and 2010 respectively was accounted for the repayment of the grants was accounted for. As of December 31, 2010 and 2009 the total balance of the provision and the financial liability was NIS 5,364 and NIS 4,183, respectively (see also notes 3c and 2p).

According to the terms of the program the OCS is entitled to royalties equal to 3-3.5% of the sales of the product funded, up to the repayment in full of the grants received.

The maximum royalties due to the OCS as of December 31, 2010 is NIS 8,395 (December 31, 2009 NIS 6,700), the amount is linked to the changes in the exchange rate between the US$ and the NIS, and bears annual interest at LIBOR rate.

The allocation of the said liabilities is as follows:

	31 December
	2009	2010
Presented as current liabilities	135	128
Presented as non-current liabilities	4,048	5,236
	4,183	5,364

NOTE 16 - LIABILITY TO NON-CONTROLLING INTERESTS

The Company has a liability for contingent consideration resulting from the acquisition of Spring Health Solutions - see note 5(a). During 2009 Spring Health Solutions commenced sales of its products and the company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009. On, December 23, 2010, the Company issued a total of 151,913 ordinary shares, par value NIS 0.32 per share, to shareholders of Spring Health Solutions Ltd., the Company's subsidiary ("Spring Health Solutions"), in exchange for their shares in Spring Health Solutions. Pursuant to the Company's 2005 initial investment agreement in Spring Health Solutions and various subsequent resolutions of the Company, these shareholders were granted a right to convert their shares of Spring Health Solutions into shares of the Company at a ratio of one Spring Health Solutions share to 2.5 of the Company's ordinary shares. All shareholders of Spring Health Solutions who were entitled to convert their shares into shares of the Company, have now consummated their right to do so. Consequently, the Company holds a 100% of the issued and outstanding share capital of Spring Health Solutions. As a result of the acquisition the Company recorded a reduction in the liability in the amount of 2,617 NIS against non-controlling interests, share capital and share premium and other reserves.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES:

a.	Ordinary shares, share premium and other reserves:

(1)	Composed of ordinary shares of NIS 0. 32 par value, as follows:

	Number of shares (in thousands)
	at December 31
	2009	2010
Authorized	312,500	312,500
Issued and fully paid	7,778	5,384

The shares are quoted on the TASE as well as over the NASDAQ Capital Market, as of December 31, 2010 at NIS 13.74 per ordinary share of NIS 0.32 par value and U.S. $ 3.94 (NIS 13.98) respectively.

The ordinary shares holders are entitled for voting rights, participation in the shareholders meeting, the right for dividends and the right to participate in remaining assets upon liquidation of the Company.

(2)
In the event that the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion

b.	Warrants

In January 2007, the Company issued 468,750 warrants (series 3) exercisable to ordinary shares of the Company over a period of three years, at an exercise price of NIS 22.4 linked to the Israeli CPI per warrant. The said warrants are classified as financial liabilities in the statement of financial position (see also note 2i). During the year ended December 31, 2010, 466,111 warrants (series 3) were exercised into 466,111 ordinary shares of 0.32 par value for a total consideration of NIS 13. On January 12, 2010, the term of the warrants was extended through March 31, 2010. The exercise price for any warrants exercised following January 29, 2010, was amended to NIS 27.84 linked to the Israeli CPI (see note 17c).

During February and March 2010, 466,111 warrants (series 3) were exercised into   466,111 ordinary shares of 0.32 par value for a total consideration of NIS 12,853. Rests the remaining 2,442 warrants (series 3) were expired on March 31, 2010. Until the day of the exercised the liability was NIS 5,075 and it was charged to premium in the day of the exercised.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES:

Following is a summary of the status of the Company's warrants granted:

	Year ended December 31
	2008	2009	2010
	Number of warrants
Outstanding at beginning of year	468,750	468,750	468,553
Changes during the year:
Issued	-	-	-
Expired	-	-	(2,442)
Exercised	-	(197)	(466,111)
Outstanding at end of year	468,750	468,553	-

Based on IAS 32, ‘Financial Instruments: Presentation’ (hereinafter - IAS 32), these warrants were classified as a financial Liability, as their exercise price is not fixed (due to its linkage to the Israeli CPI), and are presented in the statement of financial position within the “Warrants” caption. Pursuant to IAS 39, these warrants were measured at fair value through profit or loss, based on its quoted market price on the Tel-Aviv Stock exchange (hereinafter - TASE). Issuance costs directly attributable to these warrants are immediately charged to the statement of comprehensive loss.

The increase (decrease) in the fair value for the years ended December 31, 2010, 2009 and 2008 was NIS 2,469,  NIS (244), and NIS (7,950), respectively, and was charged to the statement of comprehensive loss within "Fair value losses (gains) on warrants and options at fair value through profit or loss" (see also note 2i).

c.	Changes in Company's equity

Following is a description with respect of issuance of ordinary shares and warrants  classified as an equity instrument during the three years ended December 31, 2010:

(1)
During May and June 2008 the Company issued 74,631 units under a subscription agreement for a total consideration of NIS 4,131. Each unit consisted of 2 ordinary shares of the Company and one warrant which entitled the holder to purchase 32 ordinary share of the Company through April 30, 2010 at an exercise price of NIS 27.68. These warrants are classified as an equity instrument in the statements of financial position. Issuance costs with respect of the said agreement amounted to NIS 78.

Additional 38,297 units were issued under the subscription agreement to a holder of 2,100,000 convertible debentures with a carrying amount of NIS 2,137, for a total consideration equal to the amount owed to the said holder in connection with the convertible debentures (see also note 11c).

Total consideration, net of issuance costs, was allocated between the ordinary shares and the said warrants based on their relative fair value.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(2)
In July 2008 the Company entered into agreements with certain shareholders in Spring Health Solutions, pursuant to which the Company will purchase shares of Spring Health Solutions in exchange for 92,685 ordinary shares of the Company. The exchange ratio was set at 1 share of Spring Health Solutions in exchange for 1.875 shares of the Company (see also note 5a).

(3)
During 2008 warrants classified as an equity instrument were exercised for a total consideration of NIS 77. Furthermore, During June and July 2008, 6,599,920 par value Series A convertible debentures with a carrying amount of NIS 6,715 were converted into 217,103 shares of the Company (see also note 11c).

(4)	During 2009, as part of several public offerings, the Company issued 337,500 ordinary shares 0.32 par value for a total consideration of NIS 8,792.

As consideration for consulting services provided by an external advisor with respect of the said fund raising, the Company paid NIS 400 and issued warrants to purchase 22,500 ordinary shares 0.32 par value, exercisable for two years, at an exercise price of NIS 0.32 per share. During November 2009, all warrants were exercised. The total fair value of these consulting services was estimated as NIS 1,005 and was offset from share premium.

(5)
During 2009, as part of several private placements, the Company issued 527,187 ordinary shares NIS 0.32 par value and 158,156 warrants (series 12) to purchase 158,159 ordinary shares NIS 0.01 par value at an exercise price of NIS 30.4, for a total consideration of NIS 16,027.

These warrants are classified as an equity instrument in the statements of financial position. Total consideration was allocated between the ordinary shares and the said warrants based on their relative fair value.

In November 2009, the Company entered into a consulting agreement with a third party consultant, pursuant to which, the consultant was to provide assistance in securing capital raises, in consideration for NIS 1,800. These issuance costs with respect to one private placements, in which the Company issued 527,187 ordinary shares NIS 0.32 par value and warrants were allocated between the warrants and the ordinary shares based on their relative fair value.

(6)	During 2009 warrants classified as an equity instrument were exercised for a total consideration of NIS 20.

(7)	On January 17, 2010, an Israeli district court has approved the extension of the term of certain warrants (series 3) granted by the Company, from January 29, 2010 through March 31, 2010.

(8)	In February 2010, a former senior employee of the Group exercised 159,673 Company warrants into 159,673 shares in consideration for NIS 51.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(9)
In December 2010, the remaining founding shareholders of Spring Health Solutions exercised their options to exchange their holdings in Spring Health Solutions for 151,913 shares in the Company and 13,920 of the Company share option. (see note 5a).

(10)	During February and March 2010, 61,240 warrants were exercised into 61,240 ordinary shares of 0.32 par value for a total consideration of NIS 1,687.

(11)	During April 2010, 53,250 warrants were exercised into 53,250 ordinary shares of 0.32 par value for a total consideration of NIS 1,474.

(12)
On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares.

(13)
In August, 2010 as part of the US IPO, the Company issued 1,500,906 ordinary shares par value NIS 0.32. The IPO price of the Company's ordinary shares was U.S. $ 7.00 per ordinary share. As part of the IPO the Company recognized in the share Premium and other reserves NIS 28,613 net, of NIS 7,262 issuance and distribution expenses that were attributed to the said IPO. In addition, in the course of the said IPO, the IPO underwriters were granted with warrants with fair value of NIS 996. (see note 17d(6)).

d.	Share based payment:

(1)
In August 2007, the Board of Directors of the Company approved the grant, for no consideration, of 21,875 warrants (unregistered series F) to purchase 21,875 ordinary Shares 0.32 par value of the Company at an exercise price of at NIS 16.96, to a service provider of Spring Health Solutions.

During the year ended December 31, 2007, the Company recognized expenses related to the services received amounting to NIS 198, based on the fair value of these services.

(2)
On December 30, 2007, the Board of Directors of the Company approved the grant, for no consideration, of 50,938 warrants to purchase 50,938 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 0.32, to a former senior employee of Spring Health Solutions and G Sence. The said warrants were granted on March 24, 2008. The warrants were held by a trustee and delivered to the said former employee upon the receipt of an FDA approval for the marketing of a multi-use pump developed by Spring Health Solutions. during the year ended December 31, 2008.

The fair value of each warrant was estimated as NIS 31.04, using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price of NIS 31.296, dividend yield of 0%; expected volatility of 53% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5%; and expected life until exercise of 5 years.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

During the year ended December 31, 2008, the Company recognized expenses related to these warrants in an amount of NIS 1,581.

In February 2010 all of the said warrants were exercised.

(3)
In August 2009, the Board of Directors of the Company approved the grant, for no consideration, of 120,348 warrants to purchase 120,348 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 32.864, to the CEO. The warrants will vest in 43 installments, whereby the first installment of 1/8 of all warrants will vest following six months of the employment and the remaining portion will vest over 42 equal monthly installments thereafter.

The fair value of each of these warrants on the date of the grant was estimated as NIS 30.048 using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price at the grant date of NIS 36.224, dividend yield of 0%; expected volatility of 74.25% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.49%; and expected life until exercise of 10 years.

During the years ended December 31, 2010 and 2009, the Company recognized expenses related to these warrants in an amount of NIS 907 and 1,598 respectively.

(4)
In November 2009, the Board of Directors of the Company approved the grant, for no consideration, of 46,875 warrants to purchase 46,875 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years to 3 , officers (15,625 each). The exercise price for 15,625 of the warrants is NIS 32.4736 and for the remaining of the warrants (31,125) is NIS 32.864.

The warrants will vest according to the following schedule:

-	For 2 of the officers: 1/6 will vest following the completion of the first six months of employment and the remaining 5/6 will vest in equal quarterly installments over 30 months thereafter.
-
For 1 officer: 1/3 will vest following the completion of the first twelve months of employment (already vested upon grant) and the remaining 2/3 will vest in equal quarterly installments over 24 months thereafter.

The average fair value of each of these warrants on the date of the grant, was NIS 24.64 calculated using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price on the grant date of NIS 30.24, dividend yield of 0%; expected volatility of 74% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.5%; and expected life until exercise of 10 years.

During the years ended December 31, 2010 and 2009, the Company recognized expenses related to these warrants in an amount of NIS 370 and NIS 343 respectively. In October, 2010 the Board of Directors of the company decided to extend the vesting period of 2 of the officers from 36 months to 48 months.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(5)
In August , 2010 as part of the US IPO, the Company have granted the underwriter 75,045 warrants to purchase  75,045 ordinary shares NIS 0.32 par value. The warrants have an exercise price equal to 125% of the IPO pricing (US$ 8.75)  to be exercised from twelve months after the completion of the IPO until sixty months after the IPO.

(6)
In October, 2010 the Company's board of directors granted a total of 352,725 options to purchase the Company's ordinary shares NIS 0.32 par value, under the Company's 2005 option plan. The warrants were granted to various executive officers, directors,  managers, other employees and consultants of the company. The  warrants vesting  period is  4 years commencing on October 26, 2010. The warrants granted to Israeli employees/consultants have an exercise price of NIS 25.33 per share, while options granted to non-Israeli employees/consultants have an exercise price of 7$ per share. On the same month the Company's board of directors granted additional 28,350 warrants to purchase the Company's ordinary shares under the same conditions, to an American consultant of the Company out of 15,625 warrants at an exercise price per share of U.S. $ 8.88 and 12,725 warrants at an exercise price per share of U.S. $ 7.00.

(7)	In December 2010, the remaining founding shareholders of Spring Health Solutions exchanged their 13,920 options in Spring Health Solutions for 13,920 options of the Company . (see note 5a).

(8)	Movements in the number of warrants granted to employees and service providers to purchase ordinary shares of the Company, as well as the weighted average of exercise prices are as follows:

	2008		2009		2010
	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants
Outstanding at January 1,	8.32	257,953	7.36	301,600	17.6	438,049
Granted	0.32	50,938	29.12	189,723	25.61	470,040
Forfeited				-	11.07	12,329
Expired	16.96	2,760	-	-	-	-
Exercised	16.96	4,531	0.32	53,274	0.53	161,236
Outstanding at December 31,	7.36	301,600	17.6	438,049	26.52	734,524
Exercisable at December 31,	7.63	273,849	8.96	258,795	24.07	168,338

The warrants program is in accordance with section 102 of the Israeli Tax Ordinance. In accordance with the elected approach the Group is not allowed to deduct, for tax purposes, any expense related to warrants granted to employees, including such expenses considered remuneration expense due to warrant granted, except for certain employment benefit, if existed, that was determined upon grant date.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 18 - COST OF SALES:

	Year ended December 31
	2008	2009	2010

Materials used	-	155	2,485
Salaries and related expenses	-	433	4,775
Compensation costs in respect of warrants granted to employees	-	-	66
Depreciation and amortization	-	15	159
Lease and maintenance	-	-	117
Travel	-	-	89
Participation in distributer expenses	-	-	769
Other manufacturing expense	-	54	625
	-	657	9,085
NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	4,124	5,154	4,124
Compensation costs in respect of warrants granted to employees	1,888	180	408
Vehicles maintenance	575	780	364
Materials and sub-contractors	8,283	6,292	8,178
Lease and maintenance	526	639	392
Depreciation and amortization	246	362	338
Costs for registration of patents	286	512	559
Travel	269	66	107
Shipments	147	239	5
Other	-	-	105
	16,344	14,224	14,580
Less OCS grants	(1,686)	(1,031)	(480)
	14,658	13,193	14,100

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 20 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2008	2009	2010

Salaries and related expenses	-	280	1,215
Compensation costs in respect of warrants granted to employees	-	-	27
Travel	-	181	452
Exhibitions	-	143	398
Advertising		-	169
Doubtful debt	-	-	331
Other		94	370
	-	698	2,962

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	1,278	1,955	3,862
Compensation costs in respect of warrants granted to employees	42	1,538	2,397
Professional services	527	712	2,384
Depreciation	15	15	165
Communication	155	241	278
Office and related expenses	389	420	905
Travel expenses	186	153	211
Directors Fees	*190	*409	854
Other	*263	*120	309
	3,045	5,563	11,365

*Reclassified

NOTE 22 - OTHER EXPENSES (INCOME), NET:

	Year ended December 31
	2008	2009	2010
Royalties due to the Israeli OCS	3,193	(1,214)	(867)
Issuance costs	-	151	-
Costs related to the listing of shares of a subsidiary	-	349	-
	3,193	(714)	(867)

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 23a - FINANCE INCOME:

	Year ended December 31
	2008	2009	2010
Interest income on short term bankdeposits	(870)	(86)	(270)
Interest income on restricted deposit	(165)	(1)	(12)
Gains from exchange rates		(156)	(5)
	(1,035)	(243)	(287)

NOTE 23b - FINANCE EXPENSE:

	Year ended December 31
	2008	2009	2010
Depreciation of discount due toconvertible debentures	828	-	-
Loss on exchange rate differences on cash and cash equivalents	457	-	1,680
Provision for OCS and Royalties to non- controlling interests	-	406	514
Other	2	67	88
	1,287	473	2,282

NOTE 24 - TAXES ON INCOME:

a.	Corporate tax in Israel:

1)
Commencing on fiscal year 2008, the results of the Company and its subsidiaries are accounted for, for tax purposes, at nominal values. Until the end of fiscal year 2007, the results for tax purposes were measured in real terms, adjusted for the changes in the Israeli CPI, based on the Inflationary Adjustments Law (1985).

2)	Tax rates

The income of the Company is taxed at the regular tax rate. In accordance with the Law for the Amendment of the Israeli Tax ordinance (2005) issued in August 2005, a gradual decrease in the corporate tax rates was enacted. As a result, the corporate tax rates for 2007 and thereafter are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter-25%.

On July 14, 2009 The Israeli Parliament has approved the Israel Economic Efficiency Law (Legislation amendments for applying the economic plan for 2009 and 2010), 2009 (hereinafter “the 2009 amendment”) according to which the corporate tax rates were further reduced as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%  and for 2016 and thereafter-18%.

b.	Losses for tax purposes carried forward to future years

As of December 31, 2010 carry forward tax losses for the Company and the Group amounted to NIS 32,274 and NIS 109,350, respectively (2009: NIS 30,278 and NIS 62,623, respectively). In addition the Company has a capital loss for tax purposes in the amount of NIS 38,950 (2009 NIS 46,158).

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

The Group has only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, foreseeable future.

Accordingly, the Group recognized deferred income tax assets only for the temporary differences that could be utilized and not losses carry forward, as currently it is not probable that carry forward will be utilized in the foreseeable future.

c.	Tax assessments

The Company and its subsidiaries(except for its subsidiary NextGen Biomed Ltd. that received finalized tax assumption until the year ended 2005) have not received finalized tax assessments from their incorporation through December 31, 2010.Tax assessments filed by the Company and its subsidiaries through the year ended 2004 are considered to be final (subject to the dates of filing and the limitation period according to the law).

d.	Taxes on income included in the statement of comprehensive loss

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 24a above) and the actual tax expense reported in the statements of comprehensive loss:

	Year ending December 31
	2008	2009	2010
Loss before taxes on income, as reported	13,198	19,015	45,894
Theoretical tax benefit	(3,563)	(4,945)	(11,473)
Deduct:
Non-deductible expenses (non-taxable income) - net	(1,642)	312	1,538
Temporary differences for which no deferred tax assets were recorded	6,077	5,507	11,362
Prior year expense utilised during the year	(872)	(874)	(1,427)
Tax benefits	-,-	-,-	-,-

e.	Effect of adoption of IFRS on the tax liability

As indicated in note 2a, as of January 1, 2008 the Company is preparing its financial statements in accordance with IFRS.

As further indicated in said note, IFRS standards are different than accounting principles generally accepted in Israel, as such preparation of financial statements in accordance to IFRS may result in material differences from such financial statements prepared in accordance with accounting principles generally accepted in Israel.

In accordance with Amendment to the Israeli Tax ordinance (No. 174-temporary order relating to tax years 2009, 2008 and 2007), 2010, which was adopted by the Israeli Parliament on January 25, 2010, and was formerly issued on February 4, 2010 (“the Tax Amendment”), IFRS standards will not be used for determining the taxable income for the tax years: 2009. 2008 and 2007, even if such standards were used to prepare the financial statements related to the said years.

On January 18, 2011 the Income Tax Authority announced its intention of expending the said temporary order to tax year 2010.

The Tax Amendment had no material affect these financial statements.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

f.	Deferred taxes:

	In respect of in process R&D from business	In respect of carry forward tax forward tax losses and deduction
	combination	(see b. above)	Total
Balance at January 1, 2008	723	(723)	-
Changes in 2008:
Addition of deferred taxes in respect of
in process research and development from business combination (see note 10)	-	-	-
Balance at December 31, 2009, and 2008	723	(723)	-
Reduction of deferred taxes in respect of
in process research and development from business combination (see note 10)	(158)	158
Balance at December 31, 2010	565	(565)	-

NOTE 25 - LOSS PER SHARE

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of the issued and outstanding ordinary shares during the year.

	Year ended December 31
	2008	2009	2010
Loss attributable to equity holders of the company	10,040	18,435	42,726
Weighted average number of ordinary shares issued (in thousands)	4,174	4,742	6,582
Basic loss per share	2.41	3.89	6.49

Diluted loss per share is equal to the basic loss per share as the inclusion of diluted shares will have a non dilutive effect on the loss per share.

NOTE 26 - EXPENSES RELATED TO EMPLOYEES BENEFITS:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	5,119	7,401	13,442
Social security	179	286	534
Compensation costs in respect of warrants granted to employees	1,930	1,718	2,898
Severance expenses - defined benefit plan	104	135	71
	7,332	9,540	16,945

Average Number of employees during the year	33	44	70

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

"Related parties" - as defined in IAS 24 - "Related Party Disclosures" ("IAS 24"). Related parties include senior employees, directors and companies controlled by the Company's shareholders.

a.	Transactions with interested parties and related parties

	Year ended December 31
	2008	2009	2010
Costs sharing - net , see note d below	333	382	291
Directors compensation (2010 -
7 directors, 2009 - 3 and 2008 - 2 directors)	90	169	162
Subsidiary's director's compensation	-	-	171
Salaries and related expense for related parties
employed by the Company	410	476	521

During 2010, 161,236 warrants were exercised by a senior employee of the Group and during 2009, 30,774 warrants were exercised by a senior employee of the Group for total consideration of 86 and 10 NIS respectively.

b.	Balances with interested parties and related parties

	Year ended December 31
	2008	2009	2010
Trade and other receivables - currentmaturities of loan granted		50	-
Non-current financial assets - loan granted		157	-
Trade and other payables - Accrued expenses	(60)	(20)	(189)

c.	Key management compensation:

Key management includes directors (executive and non-executive), and senior managers in the Company and its subsidiaries. The compensation paid or payable to key management for employee services is shown below:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	1,184	2,025	4,350
Stock based compensation	1,645	1,411	2,315
	2,829	3,436	6,665

As for warrants granted to key management employees see notes 17d.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

d.	Costs sharing agreement between companies with common control

The Company  share office is in Ramat-Gan, Israel with Bio-Cell Ltd., or Bio-Cell, Biomedix Incubator Ltd., or Biomedix  and ATI Ashkelon technological industries (all four under common control). This facility, totaling in approximately 240 square meters, was initially leased by the Company but the Company have assigned the lease agreement to Bio-Cell. Nevertheless, under an agreement among the Company, Bio-Cell and, Biomedix , the expenses of this lease, including the rent and maintenance expenses, are equally shared by the Company, Bio-Cell, Biomedix and ATI. The initial four-year term of the lease agreement ended in July 2009, the agreement has been automatically extended twice pursuant to a provision that provides for three automatic one-year extensions unless the lessee submits a written notice of its desire not to extend the lease at least 120-days prior to the end of the then-current term.

e.	Executive bonus plan

In September 2007, following the approval of the Company's audit committee and the board of directors in July 2007, the Company's shareholders approved a bonus plan for three of the Company's directors, Meni Mor, Eyal Sheratzky and Zeev Bronfeld. The bonus plan (valid until September 2012),  provided that each of these directors is entitled to receive warrants to purchase the Company's ordinary shares in the event of a public offering (including a merger or an acquisition) of any of the Company's subsidiaries, Spring Health Solutions Ltd., G Sense Ltd. and Spring Set-Solutions Ltd., such that the number of warrants to which they are entitled will depend on whether the valuation on which the public offering is based is US$150 million, US$250 million or US$400 million. In the event of a public offering, the amount raised must be at least US$30 million. The warrants granted will be fully vested and exercisable for a period of three years at an exercise price of NIS 31.57 (US$8.90) per warrant. In the event of a sale of any of the said subsidiaries, each of Messrs. Mor, Sheratzky and Bronfeld will be entitled to a cash bonus calculated as a percentage of the proceeds from the sale. The entitlement is valid for any of the abovementioned transactions taking place during a term of five years from the date of approval of the Company's board of directors (i.e., until July 2012) and provided that at the relevant time they served as directors on the Company's board of directors.

f.	Appointment of CEO

On September 1, 2009, the Company’s CEO was appointed as the Chairman of the Board of Directors, and a new CEO was appointed, the terms of employment of the new CEO are as follows:

1)	Term of employment - 4 years.

2)
Through December 31, 2010, the CEO will be entitled to an annual bonus in an amount equal to four monthly salaries, in the event that the Company's sales will exceed $2 million. Thereafter the CEO will be entitled to an annual bonus of 5% of the operating profit.

3)
Upon the termination of the agreement during the first year of employment, apart from termination due to default by the CEO, the Company will pay the CEO an amount equal to two monthly salaries less any severance pay funds accumulated for him in the insurance policy opened for his benefit. Upon termination of the agreement as above during the second, third and fourth year, the Company will pay the CEO an amount equal to three monthly salaries less any severance pay funds accumulated in said insurance policy.

4)	The Company issued the CEO 120,348 warrants to purchase 120,348 shares of common stock NIS 0.32 par value (see note 17n).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

The Company granted the CEO a NIS 200 loan linked to the CPI and bears interest of 4% per annum. The loan will be repaid in four equal annual installments of principal and interest. The loan was fully repaid by the CEO in March, 2010.

g.	Director’s engagement agreement

Pursuant to an engagement agreement with one of its directors, who is a related party, Sindolor is obligated to pay a NIS 20, monthly fee, to the director. The engagement can be terminated at any time with a 30 days written notice. Starting January , 2011 the Company is obligated to the said engagement.

h.	Chairman of the board of directors consideration

On September 22, 2009 the Company entered into an independent contractor agreement with the chairman of the board of directors in consideration for the monthly sum of NIS 20,000, linked to the Israeli CPI. The agreement is effective as of September 22, 2009 and continues for a term of five years and may be terminated by either party by furnishing the other party a sixty days prior written notice. In addition, the chairman is entitled to reimbursement of expenses up to the monthly sum of NIS 3 .

NOTE 28 - SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by part of the Group's management and senior functionaries ("Group Management") that ordinarily makes strategic decisions. The Group Management considers the business from products perspective. The Company's chief operating decision-maker is the Company's Chief Executive officer.

The Group has two main segments of operations: Insulin pumps and related products and pain alleviation products. These operating segments consist the basis under which the Group reports on its segment information.

The group operations are concentrated in Israel while its sales are being made abroad.

The segment information provided to the Group Management for the reportable segments for the years ended December 31, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total
Revenue from external customers	1,264		1,264		1,264
Operating loss (includes
registration costs)	(27,528)	(7,659)	(35,187)	5,333	(29,854)
Segment assets	34,324	7,383	41,707		41,707

Other information:

Depreciation and
amortization	(639)	(6)	(645)	-	(645)
Purchase of property and
equipment	(2,210)	-	(2,210)	-	(2,210)
Registration costs	-	(5,333)	5,333	(5,333)	-

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 28 - SEGMENT INFORMATION (continued):

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2009 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total

Revenue from external
customers	368		368		368
Operating loss	(13,689)	(1,639)	(15,328)	400	(14,928)
Segment assets	17,551	3,513	21,064		21,064

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2008 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total

Operating loss	(16,701)	(2,792)	(19,493)
Segment assets	22,781	5,033	27,814

Adjustment between operating loss for reported segments and total comprehensive loss for reported years:

	Year ended December 31
	2008	2009	2010
Operating loss for reported
segments (includes registration costs)	19,493	14,928	29,854
G&A expenses that did not ascribed to
Segments	1,403	3,601	5,527
Other expenses that did not ascribed to
Segments	-	500	-
Operating loss	20,896	19,029	35,381
Registration costs	-	-	6,049
Finance income	(1,035)	(243)	(287)
Fair value losses (gains) on warrants at fair
value through profit or loss	(7,950)	(244)	2,469
Finance costs	1,287	473	2,282
Total Comprehensive Loss	13,198	19,015	45,894

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 28 - SEGMENT INFORMATION (continued):

Adjustment between total assets for reported segments and total assets for the group:

	Year ended December 31
	2009	2010
Reported segment assets	21,064	41,707
Assets that did not ascribed to segments
Cash and Cash equivalents	21,766	18,966
Other assets	335	914
Total assets in the statement of financial position	43,165	61,587

NOTE 29 - EVENTS AFTER THE END OF THE REPORTING PERIOD:

1)
On April 17, 2011 the Company announced that it has signed a US$ 10 Million standby equity purchase agreement ("SEDA") with YA Global Investment L.P., a fund managed by Yorkville Advisors, LLC.(hereunder after "YA") over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the "SEDA" the Company would be able to sell, and YA would be obligated to buy, up to US$500,000 of the Company's ordinary shares in any ten-day period. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period. Under the SEDA, the Company undertook to pay YA a commitment fee of 2%.

2)
On May 30, 2011 the Company entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of  its holdings in NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, 2011.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D. MEDICAL INDUSTRIES LTD.

By:	/s/ Efraim Argaman
Name: Efraim Argaman
Title: Chief Executive Officer

Date: June 12, 2011

EXHIBIT INDEX

Number	Description	Method of Filing
1.1	Translation of Articles of Association and Memorandum of Association of Registrant.	Incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
1.2	Translation of Articles of Association of Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission
1.3	Translation of Articles of Association of Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
1.4	Translation of Articles of Association of G-Sense Ltd.	Incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
1.5	Translation of Articles of Association and Memorandum of Association of NextGen Biomed Ltd.	Incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
1.6	Translation of Articles of Association of Sindolor Holdings Ltd.	Incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
1.7	Translation of Articles of Association of Sindolor Medical Ltd.	Incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.1	Translation of Agreement, dated February 6, 2005, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and Avraham Shkalim and an amendment, dated February 14, 2005.	Incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.2	Translation of Agreement, dated April, 2005, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and a company under incorporation by D. Medical Industries Ltd. (G-Sense Ltd.).	Incorporated by reference to Exhibit 2.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.3
Translation of Agreement, dated January, 2008, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and a company under incorporation by D. Medical Industries Ltd. (Spring-Set Health Solutions Ltd.).
Incorporated by reference to Exhibit 2.3 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.4	Translation of Agreement, dated May 3, 2007, by and between Sindolor Medical Ltd. (previously known as Mazcold Ltd.) and I. Rauch and Co.Financial Consultants Ltd.	Incorporated by reference to Exhibit 2.4 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.5	Translation of Allotment Agreement, dated August 27, 2009, by and between Sela Group.com Ltd. and D-Medical Industries Ltd.	Incorporated by reference to Exhibit 2.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.6	Translation of Agreement, dated August 27, 2009, by and between D-Medical Industries Ltd., Menashe Geisler Investments Ltd. and Trend Hadar Investments Ltd.	Incorporated by reference to Exhibit 2.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission
4.7	Distribution Agreement, dated January 24, 2010, by and between Spring Health Solutions Ltd. and Aesores en Tecnologies Medica Especializada.	Incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.8	Strategic Marketing & Cooperation Agreement, dated April 23, 2010, by and between Spring Health Solutions Ltd. and China National Pharmaceutical Foreign Trade Corp.	Incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.9	Translation of Voting Agreement, dated November 23, 2004, and Agreement, dated January 21, 2007, by and between Gal Erez, Meni Mor, Eyal Sheratzky and Zeev Bronfeld	Incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.10	Translation of Independent Consultant Agreement, dated September 22, 2009, by and between D. Medical Industries Ltd. and Meni Mor.	Incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.11	Translation of Agreement, dated February 17, 2010, by and between M.B.R.T. Development and Investments Ltd. and Sindolor Medical Ltd.	Incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.12	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.13	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.14	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.15	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.16	Translation of Owners’ Loan Agreement, dated February 9, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.17	Translation of Loan Agreement, dated September 25, 2006, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.18	Translation of Loan Agreement, dated February 13, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.19	Translation of Loan Agreement, dated December 5, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.20	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.21	Translation of Loan Agreement, dated October 20, 2008, by and between D. Medical Industries Ltd. and Medx-Set Ltd.	Incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.22	Translation of Owners’ Loan Agreement, dated March 8, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.23	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.24	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.25	Translation of Form of Share Conversion Agreement between D. Medical Industries Ltd. and each of Spring Health Solutions’ shareholders.	Incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.26	Translation of Lease Agreement, dated August 20, 2008, by and between Heshet Carmel Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.27	Translation of Convertible Loan Agreement, dated February 17, 2010, by and between Sindolor Medical Ltd. and Sela Group.com Ltd. (currently known as NextGen Biomed Ltd.).	Incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.28	Founders Agreement, dated March 31, 2002, among Avraham Shkalim, Zvi Rubinsrein, Yinon Dror and Technion Entrepreneurial Incubator Co. Ltd.	Incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.

4.29	Translation of Owner’s Loan Agreement, dated July 14, 2010, by and among D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.30	D. Medical Share Option Plan.	Incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.33	Spring Health Solutions Share Option Plan.	Incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4..34	Sindolor Medical Share Option Plan.	Incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4..35	NextGen Share Option Plan.	Incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.35	Underwriting Agreement by and between D. Medical Industries Ltd. and Rodman & Renshaw, LLC, dated August 4, 2010.	Filed herewith.
4.36	Standby Equity Purchase Agreement dated April 17, 2011, between D. Medical and YA Global Investments L.P.	Filed herewith.
4.37	Translation of Agreement, dated March 23, 2011, by and between M.B.R.T. Development and Investments Ltd. and D. Medical Industries Ltd.	Filed herewith.
4.38	A summary of the Sale Agreement between D. Medical Industries Ltd. and Shai Sapir Investments Ltd., dated May 30, 2011.	Filed herewith.
8.1	List of Subsidiaries	Filed herewith.
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
15.1	Consent of Kesselman & Kesselman.	Filed herewith.