Form 20-F/A
period 2010-12-31
D. MEDICAL INDUSTRIES LTD.
filed 2011-10-26
CIK 1487525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A (Amendment No. 1)

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

Yes ☐  No ☒

EXPLANATORY NOTICE

This Amendment No. 1 (this “Amendment”) amends the annual report on Form 20-F for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission on June 13, 2011 (the “Annual Report”) and is being filed solely to: (i) clarify the text of "Item 3D. Risk Factors – Risks Related to Our Business –We are dependent upon third-party suppliers, which makes us vulnerable to supply problems and price fluctuations", appearing on page 8 of the Annual Report; (ii) correct a clerical error in the text of "Item 4B. Business Overview – Our Business Strategy – Create a presence for our products in the United States" appearing on page 42 of the Annual Report; (iii) clarify the text of "Item 15. Controls and Procedures" appearing on page 116 of the Annual Report; and (iv) revise the Exhibit Index in the Annual Report and re-file certain exhibits to the Annual Report.

No other changes have been made to the Annual Report.  This Amendment speaks as of the date of the initial filing of the Annual Report. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the date of the initial filing of the Annual Report.

i

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

We rely on a number of third-party suppliers to manufacture the components of our Spring Adi Pump and Spring Universal Infusion Sets and expect to continue to rely on such suppliers to manufacture components for our Spring Hybrid Patch Pump when we begin its commercialization. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for some of our components. Other than our manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd., we also do not have supply agreements with our third-party suppliers and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

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

We plan to introduce our Spring Universal Infusion Sets into the U.S. market. Our Spring Universal Infusion Sets are compatible with most other manufacturers’ durable insulin pumps, but are not compatible with insulin pumps manufactured by Medtronic, which has the largest market share of insulin pumps..

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

Item 15.  Controls and Procedures

(a)      Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934) as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D. MEDICAL INDUSTRIES LTD.

By:	/s/ Efraim Argaman
Name: Efraim Argaman
Title: Chief Executive Officer

Date: October 26, 2011

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
4.4	Translation of Agreement, dated May 3, 2007, by and between Sindolor Medical Ltd. (previously known as Mazcold Ltd.) and I. Rauch and Co.Financial Consultants Ltd.	Incorporated by reference to Exhibit 2.4 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.5	Translation of Allotment Agreement, dated August 27, 2009, by and between Sela Group.com Ltd. and D-Medical Industries Ltd.	Incorporated by reference to Exhibit 2.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.6	Translation of Agreement, dated August 27, 2009, by and between D-Medical Industries Ltd., Menashe Geisler Investments Ltd. and Trend Hadar Investments Ltd.	Incorporated by reference to Exhibit 2.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission
4.7	Distribution Agreement, dated January 24, 2010, by and between Spring Health Solutions Ltd. and Aesores en Tecnologies Medica Especializada.	Incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.8	Strategic Marketing & Cooperation Agreement, dated April 23, 2010, by and between Spring Health Solutions Ltd. and China National Pharmaceutical Foreign Trade Corp.	Incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.9	Translation of Voting Agreement, dated November 23, 2004, and Agreement, dated January 21, 2007, by and between Gal Erez, Meni Mor, Eyal Sheratzky and Zeev Bronfeld	Incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.10	Translation of Independent Consultant Agreement, dated September 22, 2009, by and between D. Medical Industries Ltd. and Meni Mor.	Incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.11	Translation of Agreement, dated February 17, 2010, by and between M.B.R.T. Development and Investments Ltd. and Sindolor Medical Ltd.	Incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.12	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.13	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.14	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.15	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.16	Translation of Owners’ Loan Agreement, dated February 9, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.17	Translation of Loan Agreement, dated September 25, 2006, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.18	Translation of Loan Agreement, dated February 13, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.19	Translation of Loan Agreement, dated December 5, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.20	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.21	Translation of Loan Agreement, dated October 20, 2008, by and between D. Medical Industries Ltd. and Medx-Set Ltd.	Incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.
4.22	Translation of Owners’ Loan Agreement, dated March 8, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.23	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.24	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.25	Translation of Form of Share Conversion Agreement between D. Medical Industries Ltd. and each of Spring Health Solutions’ shareholders.	Incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.26	Translation of Lease Agreement, dated August 20, 2008, by and between Heshet Carmel Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.27	Translation of Convertible Loan Agreement, dated February 17, 2010, by and between Sindolor Medical Ltd. and Sela Group.com Ltd. (currently known as NextGen Biomed Ltd.).	Incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.28	Founders Agreement, dated March 31, 2002, among Avraham Shkalim, Zvi Rubinsrein, Yinon Dror and Technion Entrepreneurial Incubator Co. Ltd.	Incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.

4.29	Translation of Owner’s Loan Agreement, dated July 14, 2010, by and among D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.30	D. Medical Share Option Plan.	Incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.33	Spring Health Solutions Share Option Plan.	Incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4..34	Sindolor Medical Share Option Plan.	Incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4..35	NextGen Share Option Plan.	Incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-167079) file with the Securities and Exchange Commission.
4.35	Underwriting Agreement by and between D. Medical Industries Ltd. and Rodman & Renshaw, LLC, dated August 4, 2010, including all exhibits and annexes thereto.	Filed herewith.
4.36	Standby Equity Purchase Agreement dated April 17, 2011, between D. Medical and YA Global Investments L.P., including all exhibits and annexes thereto.	Filed herewith.
4.37	Translation of Agreement, dated March 23, 2011, by and between M.B.R.T. Development and Investments Ltd. and D. Medical Industries Ltd.	Previously Filed.
4.38	A summary of the Sale Agreement between D. Medical Industries Ltd. and Shai Sapir Investments Ltd., dated May 30, 2011.	Previously Filed.
4.39	A Master Manufacturing Agreement between Spring Health Solutions Ltd., Spring-Set Health Solutions Ltd. and UPG (Suzhou) EPZ Co., Ltd., dated August 17, 2010.	Incorporated by reference to Exhibit 1 of our Form 6-K (File No. 001-34830) furnished to the Securities and Exchange Commission on August 19, 2010.
8.1	List of Subsidiaries	Previously Filed.
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
15.1	Consent of Kesselman & Kesselman.	Previously Filed.