Form 20-F
period 2011-12-31
D. MEDICAL INDUSTRIES LTD.
filed 2012-04-30
CIK 1487525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,167,306 ordinary shares, NIS 0.32 nominal par value per share, as of December 31, 2011.

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

Yes ☐     No ☒

i

Introduction

In this Annual Report, the “Company”, “D. Medical”, “we” or “our” refers to D. Medical Industries Ltd. and its subsidiaries Spring Health Solutions Ltd.(“Spring Health Solutions”), G-Sense Ltd. (“G-Sense”), Spring-Set Health Solutions Ltd. (“Spring-Set Health Solutions”), and Spring Health Solutions Inc. ("Spring Inc").

Our Functional Currency

Unless otherwise indicated, all amounts herein are expressed in New Israeli Shekels. The term “NIS” refers to new Israeli Shekels, and the terms “dollar,” “US$” or “$” refer to U.S. dollars. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F are translated using the rate of NIS 3.8210 to US$1.00, the representative rate of exchange as of December 31, 2011, as published by the Bank of Israel.

Reverse Stock Split

Unless otherwise indicated, we have adjusted all of the numbers and prices relating to our ordinary shares in this annual report on Form 20-F to reflect a 32-for-one reverse stock split of our ordinary shares that we effected on April 28, 2010. See “Item 4.A. History and Development of the Company—Reverse Stock Split.”

Strategic Reorganization

On March 22, 2012, we initiated a strategic reorganization designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities (the "2012 Reorganization"). The reorganization, which is designed to significantly reduce our ongoing operating expenses, included a staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer.  Following the 2012 Reorganization, we dismissed most of our employees. We currently employ our management and customer support personnel in order to continue supporting our existing customer base, manage the Company, maintain the value of its technology and intellectual property assets and seek business opportunities. While our research and development, regulatory and some of our commercialization efforts are currently on hold, we continue to support our existing customer base and continue to accommodate orders for our Spring Universal Infusion Sets.

ii

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to the expected growth and development of the diabetes and drug delivery market; our ability to successfully commercialize our products; the cost-effectiveness of our spring-based design; our reliance on commercializing a limited number of products; our current dependence on a limited number of distributors and expectations as to any increase in the amount and proportion of our revenues; our ability to scale our operations to meet anticipated demand for our products; our expectations as to regulatory requirements and approvals for our current and future products; our expectations as to the market opportunities for our products, as well as our ability to take advantage of those opportunities; clinical data we expect to accumulate in order to support the efficacy our products; our ability to protect our intellectual property and avoid infringing others’ intellectual property; our estimates of future performance, market acceptance of our products, sales, gross margin, expenses (including stock-based compensation expenses) and material costs; our ability to utilize current reimbursement and insurance coverage patterns; our ability to meet anticipated cash needs based on our current business plan; our ability to achieve research and development milestones and targets and to complete the development of our next generation products; and our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical’s contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical’s actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical’s results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” starting on page 3 and elsewhere herein.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.	SELECTED FINANCIAL DATA

The following tables present our summary consolidated statements of comprehensive loss for the five years ended December 31, 2011 and our summary consolidated statements of financial position for the five years ended December 31, 2011. Our summary consolidated statements of comprehensive loss for the three years ended December 31, 2011, and our summary consolidated statements of financial position as of December 31, 2011 and December 31, 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers for the year ended December 31, 2007, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented as of December 31, 2011, translated using the rate of NIS 3.821 to US$1.00, the representative rate of exchange on December 30, 2011, as published by the Bank of Israel.

Consolidated Statements of Comprehensive Loss

	Year ended December 31
	2011	2011	2010	2009	2008	2007
	Convenience translation into US$ (Note 1(c))	NIS
		In thousands, except per share information)

CONTINUING OPERATIONS:
Sales	394	1,506	1,264	368	–	–
Cost of sales	2,674	10,216	9,085	657	–	–

Gross loss	2,280	8,710	*7,821	289	–	–
Research and development expenses, net	4,029	15,396	13,689	11,996	**12,127	**7,556
Selling and marketing expenses	899	3,435	2,962	698	–	–
General and administrative expenses	3,333	12,736	9,737	5,122	**2,784	**2,620
Impairment of assets	1,957	7,479	-	-	-	-
Other (income) expenses, net	(150)	(573)	(867)	(714)	3,193	441

Operating loss	12,348	47,183	33,342	17,391	18,104	10,617

Finance income	(127)	(484)	(243)	(243)	(1,035)	(571)
Fair value losses (gains) on warrants at fair value through profit or loss	-	-	2,469	(244)	(7,950)	10,358
Finance costs	404	1,542	2,275	473	1,250	875

Finance (income) costs, net	277	1,058	4,501	(14)	(7,735)	10,662
Loss for the year from continued operations	12,625	48,241	37,843	17,377	10,369	21,279
Loss for the year from discontinued operations	17	64	8,051	1,638	2,829	1,448
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	12,642	48,305	45,894	19,015	13,198	22,727

ATTRIBUTABLE TO:
Owners of the parent	11,725	44,801	42,726	18,435	10,040	20,744
Minority interest	917	3,504	3,168	580	3,158	1,983

	12,642	48,305	45,894	19,015	13,198	22,727
LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
Basic and Diluted	1.50	5.72	6.49	3.89	2.41	5.87

*
The 2010 amount of gross loss for the year ended on December 31, 2010 has been corrected for a typographical error from our previously published financial statements included in a Form 6-K posted on April 17, 2011.

**	Reclassified (2007–75, NIS and 2008–147 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position

	Year ended December 31,
	2011	2011	2010	2009	2008	2007
	Convenience translation into US$ (Note 1(c))

		NIS
	(In thousands)

Cash and cash equivalents	1,321	5,048	35,085	24,388	17,503	21,645
Working capital	1,203	4,596	36,687	22,435	18,412	20,895
Intangible assets, net	660	2,521	13,505	14,482	11,356	6,635
Total assets	4,091	15,632	61,587	43,165	33,472	39,136
Provision for royalties to the Israeli Office of the Chief Scientist	1,751	6,691	5,236	4,048	3,193	–
Total liabilities	2,954	11,288	12,199	13,832	8,895	21,891
Accumulated losses	(60,447)	(230,969)	(186,168)	(143,442)	(125,007)	(114,967
Total equity	1,137	4,344	49,388	29,333	24,577	17,245

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.715 to the dollar on March 30, 2012. The high and low exchange rates between the NIS and the U.S. dollar during the six months from October 2011 through March 2012, as published by the Bank of Israel, were as follows:

Month	High	Low

	1 U.S. dollar =	1 U.S. dollar =
March 2012	3.814 NIS	3.715 NIS
February 2012	3.803 NIS	3.700 NIS
January 2012	3.854 NIS	3.733 NIS
December 2011	3.821 NIS	3.727 NIS
November 2011	3.800 NIS	3.650 NIS
October 2011	3.763 NIS	3.602 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years:

Period	Exchange Rate

January 1, 2011 – December 31, 2011	3.581 NIS/$1
January 1, 2010 – December 31, 2010	3.730 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1

3B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.	RISK FACTORS

Risks Related to Our Business

If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations.

On March 22, 2012, we initiated the 2012 Reorganization, which is designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. The reorganization, which is designed to significantly reduce our ongoing operating expenses, included a staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer. Following the 2012 Reorganization, we dismissed most of our employees. We currently employ our management and customer support personnel in order to continue supporting our current customer base, manage the Company, maintain the value of its technology and intellectual property assets and seek business opportunities. While our research and development, regulatory and some of our commercialization efforts are currently on hold, we continue to support our current customer base and continue to accommodate orders for our Spring Universal Infusion Sets.

There can be no assurance that our efforts to license and/or sell our technology (or part of it) to third parties will succeed, and there is no assurance that we will be able to find OEM and high volume sales opportunities. While we significantly reduced our monthly cash burn following the 2012 Reorganization, we expect that we will need to continue spending substantial amounts in order to continue our operations as a going concern while we seek opportunities to license and/or sell our technology, and to engage in OEM and high volume sales transactions. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets. If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and if we are not able to obtain sufficient funding for our ongoing business activity while seeking such business opportunities, we do not expect to have adequate liquidity to meet our ongoing activities and liabilities, and we may have to cease our operations.

Our losses raise significant doubts as to our ability to continue a going concern.

The financial statements included in this Form 20-F include a “going concern” note, indicating that our management believes that the current market conditions and the Company's financial position raise substantial doubt about our ability to continue as a going concern. The financial statements do not include, however, any adjustments that might result from the outcome of this uncertainty. We also wrote off our goodwill by NIS 7,479 thousand, as of December 31, 2011. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investors’ investment in us may decline.

We have a history of losses, may incur future losses and may not achieve profitability, or may need to cease our operations if we do not get additional funding.

We have incurred net losses in each fiscal year since we commenced operations as a medical device company in late 2004. We incurred net losses of approximately NIS 48 million (approximately US$13 million) in 2011, approximately NIS 46 million (approximately US$12 million) in 2010 and approximately NIS 19 million (approximately US 5 million) in 2009. As of December 31, 2011, our accumulated deficit was approximately NIS 231 million (approximately US$60 million).

Our losses could continue for the foreseeable future. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability or may need to cease our operations.

We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.

Since commencing our operations as a medical device company, we have focused on the research and development of our products and have a limited operating history. We sell our Spring Universal Infusion Sets in Europe and in North America, and we also commenced pilot sales of our Spring Adi pump during 2009 and 2010. Our other products are in various stages of research and development, although our research and development activity is currently on hold. We may not succeed in generating significant revenues and the future success of our business cannot be determined at this time. In addition, we have very limited experience in commercializing our products and face a number of challenges with respect to our commercialization efforts, including, among others:

•	we may not have adequate financial or other resources;
•
we may fail to obtain or maintain regulatory approvals for our products in our target markets or may face adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;
•	we may not be able to efficiently manage our products inventory in terms of SKUs, locations and products shelf-life;
•	we may not be able to establish adequate sales and distribution channels;
•	healthcare professionals and diabetics may not accept our products;
•	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;
•	technological breakthroughs in diabetes monitoring, treatment and prevention may reduce the demand for our products;
•	changes in the market for insulin pumps, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;
•	third-party payors may not agree to reimburse providers or diabetics for any or all of the purchase price of our products, which may adversely affect users’ willingness to purchase our products;
•	uncertainty as to market demand may result in inefficient pricing of our products;
•	we may fail to achieve our goals in our research and development activities;
•	we may face third party claims of intellectual property infringement; and
•	we are dependent upon the results of ongoing clinical studies relating to our products and the products of our competitors.

The occurrence of any one or more of these events may limit our ability to successfully commercialize our products, which in turn could prevent us from generating significant revenues and could harm our business, financial condition and results of operations in which case we may need to cease our operations.

We expect to derive all of our revenues in the near future from sales of the Spring Universal Infusion Sets and our inability to successfully commercialize this product, or any subsequent decline in demand for this product, could severely harm our ability to generate revenues and become profitable.

We currently rely solely on the successful commercialization of our Spring Universal Infusion Sets to generate revenues and, consequently, we are vulnerable to fluctuations in demand for these products.  Fluctuations in demand may be due to many factors, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and users’ preferences;
•	development of pumps that are not compatible with our Spring Universal Infusion Set;
•	technological innovations in diabetes monitoring, treatment and prevention;
•	adverse medical events for diabetics using our products, whether actually resulting from the use of our products or not;
•	changes in regulatory policies toward insulin pumps;
•	changes in regulatory approval or clearance requirements for our products;
•	failure in our efforts to license and/or sell our technology (or part of it) to third parties, or to find OEM and high volume sales opportunities;
•	third party claims of intellectual property infringement; and
•	budget constraints of diabetics and the availability of reimbursement or insurance coverage from third-party payors for these products.

In addition, the demand for our Spring Universal Infusion Sets may also be adversely affected by the following factors:

•	increases in market acceptance of insulin patch pumps, which do not require infusion sets; and
•	adverse responses from certain of our competitors to the offering of our Spring Universal Infusion Sets as a generic device that is compatible with their pumps.

If we are unable to successfully commercialize our Spring Universal Infusion Sets, or if demand for this product declines, our business and ability to generate revenues could be severely harmed.

If healthcare professionals do not recommend our products to their patients, our products may not achieve market acceptance or we may not be able to sell/license our technology and intellectual property. In such case, we may not become profitable and may be in a position where we have to cease our operations.

Diabetics are generally referred by their healthcare professional to a specified device, including insulin pumps, which are usually purchased by prescription. If healthcare professionals, including physicians and diabetes educators, do not recommend or prescribe our products to their patients, our products may not achieve market acceptance or we may not be able to sell/license our technology and intellectual property or enter into OEM transactions. In such case, we may not become profitable and we may be in a position where we have to cease our operations. In addition, physicians have historically been slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our products by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our products until, among others:

•	there is sufficient long-term clinical evidence to convince them to alter their existing treatment methods and device recommendations;
•	there are recommendations from other prominent physicians, diabetes educators and/or diabetes associations that our products are safe and effective;
•	we obtain favorable data from clinical studies for our products;
•	reimbursement or insurance coverage from third party payors is available; and
•	they become familiar with the complexities of insulin pumps.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our products. Since we have only begun to commercialize our products, long-term clinical evidence is not yet available. Even if favorable data is obtained from clinical studies for our products, there can be no assurance that prominent physicians, diabetes educators and/or diabetes associations would endorse our products or that future clinical studies will continue to produce favorable data regarding our products. In addition, prolonged market experience may also be a pre-requisite to reimbursement or insurance coverage from third-party payors. If our products do not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and may not be able to realize the value of our technology and intellectual property by selling/licensing it to third parties, or by entering into OEM and high volume sales opportunities. In such case, we may not become profitable and we may be in a position where we have to cease our operations.

We face competition from numerous competitors, most of whom have longer operating histories and far greater resources than we have, which may make it more difficult for us to achieve significant market penetration in our target markets and which may allow them to introduce competing products.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, particularly in the United States and Europe. Our products compete with a number of existing insulin delivery devices and other methods for the treatment of diabetes and our success depends on our ability to effectively compete in this global market. Most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have and they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Medtronic MiniMed, a division of Medtronic has been the market leader in insulin pumps for many years and has a majority share of the insulin pump market in the United States and Europe. In addition, low cost pumps distributed mainly by competitors in South East Asia, may affect the demand for our pumps in the relevant markets.  Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Roche Insulin Delivery Systems Inc., or Roche, which also holds a significant market share in Europe. Although significantly smaller in size, Insulet Corporation, or Insulet, is increasingly becoming a participant in the medical device industry.

Many of these and other competitors have, among others:

•	significant brand name recognition;
•	established relationships with healthcare professionals, customers and third-party payors;
•	established distribution networks and channels;
•	additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or
•	greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Our ability to compete effectively in our market depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

•	product performance;
•	product pricing;
•	brand name recognition;
•	product differentiation;
•	compliance with supply obligations and customer support;
•	customer retention rates;
•	intellectual property protection;
•	the success and timing of new product development and introductions; and
•	the development of successful distribution channels.

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

If we are unable to establish adequate sales, marketing and distribution channels with third parties, or, alternatively, sell or license our technology to third parties or enter into OEM and high volume sales transactions, our business, financial condition and results of operations could be harmed and we may be in a position where we have to cease our operations.

We currently do not intend to establish a direct sales force to market and sell our products. Therefore, we must enter into arrangements with third parties to conduct sales and marketing activities on our behalf, or, alternatively, sell or license our technology to third parties or enter into OEM and high volume sales transactions. Arrangements in which third parties conduct sales and marketing activities on our behalf usually result in lower profit margins for us compared to marketing and selling our products directly. In addition, some of our distributors are able to market and sell competing products, which may harm our sales and revenues. We can provide no assurance that our current or future distributors will be successful or effective in selling and marketing our products. If we fail to create effective marketing and distribution channels, or, alternatively, sell or license our technology to third parties or enter into OEM and high volume sales transactions, our ability to generate revenue and achieve our anticipated growth could be adversely affected. Furthermore, even if we create effective marketing and distribution channels, if our distributors experience financial or other difficulties, sales of our products could be reduced, and our business, financial condition and results of operations could be harmed and we may be in a position where we have to cease our operations.

We are dependent upon third-party suppliers, which make us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers to manufacture the components of our Spring Universal Infusion Sets.. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for some of our components. We also do not have supply agreements with our third-party suppliers (other than our manufacturing contractor – UPG (Suzhou) EPZ Co. Ltd.) and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components or products in a timely manner or on commercially reasonable terms;
•	since we are not a major customer of many of our third-party suppliers, these suppliers may prioritize other customers’ needs over ours;
•
our third-party suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors;

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements; and
•	our suppliers may not maintain their regulatory approvals and as a result we may not be able use their products or services, which may result delays and reduction of our production capacity.

We have limited manufacturing capabilities and, if we are unable to scale our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our products to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges if we increase manufacturing capacity, including, among others, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards. We entered into an a manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd., or UPG, a subsidiary of United Plastics Group, Inc., for the design and manufacturing of the disposable parts of our Spring Zone Pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. On March 28, 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets. If UPG will not supply us with the products for any reason, sales of our products could be significantly reduced, and our business, financial condition and results of operations could be materially harmed. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially harmed.

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

Insulin pumps are automated machines susceptible to malfunction. The U.S. Food and Drug Administration, or the FDA, has recently reported that there is an increasing trend in software and hardware malfunctions in insulin pumps from several manufacturers. Since insulin pumps are used by diabetes patients who require daily intake of insulin in order to control their blood glucose levels, malfunctions in the operation of insulin pumps could result in improper blood glucose levels and lead to severe adverse medical events and even death. The FDA has examined nearly 17,000 reports of health and other problems related to insulin pumps from 2006 through 2009. Although the reports do not prove a device caused a particular problem, such reports could result in a perception among diabetes patients that insulin pumps are riskier than other insulin delivery devices. In addition, in April 2010, the FDA raised the requirements for approval of insulin infusion pumps and related supplies. The impact has been an increase in the requirement for clinical studies and usability testing for insulin pump therapy. The FDA has indicated in the past that it may undertake additional investigation and may require additional data and information from insulin pump manufacturers when filing adverse event reports about potential insulin pump problems. In order to obtain additional data, the FDA could impose additional requirements or require additional testing of insulin pumps prior to approving or clearing the devices for use or for ensuring their continuing commercial availability. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed. For example, in such case we may not be able to sell or license our technology and intellectual property, or enter into OEM and high volume sales opportunities. In such case, we may be in a position where we have to cease our operations.

Our clinical experience to date may not have revealed certain potential long-term complications from our products, which could subject us to product liability claims if our products malfunction in the future.

Our clinical trials have been limited to usability and safety trails. The number of participants in these trials was relatively low over a relatively short period of time. In addition, we have a limited history of the use of our products and our customer base is not wide. Therefore, we have a limited ability to discover in advance problems and/or inefficiencies concerning our products and we cannot assure that their long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. If unanticipated long-term side-effects result from the use of our products, or if our products do not function as expected over time, we could be subject to liability claims and our products would not be widely adopted.

Prior to the 2012 Reorganization, substantially most of our operations were conducted at a single location near Haifa, Israel and any disruption at our facility could harm our business, financial condition and results of operations.

Prior to the 2012 Reorganization, substantially all of our operations were conducted at a single location near Haifa, Israel (other than work outsourced to our manufacturing contractor, UPG (Suzhou) EPZ Co. Ltd.). We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols and off-site storage of computer data and part of our raw materials. However, a natural or other disaster, such as a fire or flood or an armed conflict involving Israel, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. Furthermore, we may not be reimbursed for losses resulting from armed conflicts or terrorist attacks in Israel. Following the 2012 Reorganization, we ceased most of our operations, including those conducted in our facility near Haifa. We therefore may, in the future, decide not to retain our facility. However, if we decide to resume our development operations in Israel and retain our facility near Haifa, our facility will again be material to our business. In such case, any damage to our facility due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations. See also “—Risks Related to Our Operations in Israel—Conditions in Israel could harm our business, financial condition and results of operations.”

If we are unable to manage our international operations, our business, financial condition and results of operations could be harmed.

Our headquarters and most of operations and employees are located in Israel but we market our products globally. Accordingly, we are subject to risks associated with global operations and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

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

We may engage in future M&A transactions that could disrupt our business, divert management attention, increase our expenses or otherwise harm our business, financial condition and results of operations.

On March 22, 2012, we initiated the 2012 Reorganization, which is designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations".

While we are currently focusing our efforts on licensing and/or selling our technology, while continuing to pursue new OEM and high volume sales opportunities, we may also, in the future, acquire complementary businesses, products, technologies or other assets. Future M&A transactions may affect our competitive position. In addition, any such M&A transactions may be viewed negatively by our customers, financial markets or investors. Furthermore, any such transaction could pose challenges with respect to the integration of personnel, technologies and operations from the combined businesses and in the retention and motivation of key personnel from such businesses. M&A transactions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise harm our business, financial condition and results of operations.

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

Our corporate governance practices are derived from (i) the Companies Law, and the regulations promulgated thereunder, (ii) our amended and restated articles of association and (iii) the rules of the NASDAQ applicable to foreign private issuers. As a foreign private issuer we are permitted to follow home country practice in lieu of certain provisions of Section 5600 of the NASDAQ Listing Rules.

•
Majority of Independent Directors: Under NASDAQ Listing Rule 5605(b), domestic listed companies must have a majority of independent directors. We do not have a majority of independent directors serving on our board of directors, although all of our audit committee members are "independent directors" in accordance with the applicable NASDAQ Listing Rules.

•
Compensation Committee: Under NASDAQ Listing Rule 5605(d), the compensation of executive officers of domestic listed companies must be determined, or recommended to the board for determination, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors. We do have a compensation committee although it is not composed entirely of independent directors.

•
Nominating Committee: Under NASDAQ Listing Rule 5605(e), director nominees of domestic listed companies must be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating committee comprised solely of independent directors. We do not have a nominating committee and our directors will be recommended by our board of directors for election by our shareholders.

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

•
Review of Related Party Transactions: Under NASDAQ Listing Rule 5630, domestic listed companies must conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. Although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction, which tend to be more rigorous than the NASDAQ Listing Rules. See “Item 10B. Memorandum and Articles of Association—Directors and Executive Officers” and “Item 10B. Memorandum and Articles of Association—Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

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

We can provide no assurance that we will be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in a timely manner or that we will not discover a material weakness with respect to our internal control over financial reporting under Israeli and U.S. laws.

Pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with this annual report for the year ending December 31, 2011, our management is required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and, provided we are an accelerated or larger accelerated filer, our auditors will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal control over financial reporting.

We cannot be certain that all material weaknesses will be revealed and corrected, or that additional material weaknesses will not be identified in the future in connection with our compliance with these requirements. In addition, following the 2012 Reorganization, we dismissed most of our employees, including employees that were engaged, directly or indirectly, in the financial reporting process. The decrease in the number of persons engaged in the process of financial reporting, may increase the likelihood of future material weaknesses. The existence of one or more material weaknesses would preclude a conclusion by our management that we maintain effective internal control over financial reporting. If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

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

We are dependent on certain key members of our senior management team and the loss of such personnel may have a material impact on our ability to achieve our current business objectives.

Following the 2012 Reorganization, we dismissed most of our employees and retained our chief executive officer, our chief financial officer, our chief operating officer (collectively, the "Executives") and an additional employee for the purpose of providing support to our existing customer base. Each of the Executives possesses unique skills and knowledge, which relate to our business and/or our core technology. If one or more of the Executives leaves his position or is otherwise unable to perform his duties for an extended period of time, our business may be disrupted and we may not be able to achieve our current business objectives, including our plan to maximize and realize the value of our technology by licensing or selling such technology to third parties, or enter into an M&A transactions or by entering into OEM and high volume sales transactions.

Risks Related to Our Industry Regulation and Pricing

We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could suffer penalties or be required to make significant changes to our operations. Furthermore, regulation affecting our operations may change. Our failure to conform to these evolving regulation and directives may negatively affect our business.

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

These laws and regulations are extremely complex, tend to vary by country, and, in some cases, are still evolving. In many countries, the healthcare industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations.

We believe that we currently are in compliance with all applicable healthcare industry regulations and laws of the countries in which we operate, but regulatory authorities that enforce the various statutes may determine that we are currently, or in the future may be, violating these laws and we may need to restructure some of our operations.

In the European Economic Community, or the EEC, the advertising and promotion of our products is subject to EEC Member States laws implementing the Directive 93/42/EEC concerning Medical Devices, or the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEC Member State legislation governing the advertising and promotion of medical devices. These laws may restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with healthcare professionals.

We have commenced commercial operations in the United States and we are subject to, among others, Medicare and Medicaid laws, the federal anti-kickback law, the Stark law, and similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot be certain that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws may apply to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and/or be costly to respond to, either of which could have a material adverse effect on our business, financial condition and results of operations.

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

Some countries in which we currently operate prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the EEA, the use, handling, disclosure and processing of patient health-related personal data is strictly regulated by EEA Member State laws implementing Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. In the United States, the U.S. Department of Health and Human Services promulgated privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, HIPAA). These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information, limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose requiring appropriate physical, administrative and technical safeguards and requiring notification of security breaches. Moreover, we may be subject to similar privacy and security protection laws and regulations in various states in the United States.

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

Our first generation Spring Adi Pump received FDA 510(k) clearance on June 8, 2008, CE Mark certification on November 21, 2007 and an Amar Approval on November 11, 2008. Our Spring Universal Infusion Sets and the first version of the Spring Hybrid Patch Pump received CE Mark certification on March 20, 2009 and September 1, 2009, respectively. On April 28, 2011, we received a 510(k) clearance for our Spring Universal Infusion Sets. We also received a limited Amar approval, for the use in three medical centers in Israel, and a certificate of free sale in Israel for the Spring Universal Infusion Sets on November 4, 2009. On January 11, 2012, Spring Health Solution has received a CE Mark approval of its Spring Zone Insulin Delivery System. We are currently in the process of obtaining an Amar approval for the sale and distribution of the Spring Universal Infusion Sets in Israel. We are also currently in the process of applying for regulatory approvals in Mexico and China with respect to our Spring Zone Pump and Spring Universal Infusion Sets. Compliance with the requirements of the European Union or approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to obtain the necessary regulatory approvals or clearances in countries where we intend to distribute our products, our commercial operations could be harmed. For additional information regarding the regulatory requirements applicable to us, see “Item 4B. Business Overview—Health, Regulatory, Environment and Pricing.”

We generate a portion of our revenues from sales of our products in the United States. Before a new medical device, or a new use of, or claim for, an existing product can be introduced into commercial distribution in the United States, it must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must only demonstrate that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to provide scientific evidence that the product is safe and effective for its intended use. The PMA application is based, primarily on the data obtained in clinical trials. Both of these processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Since no precedent for FDA approval of a continuous glucose monitoring system as a replacement for single-point finger stick devices has been established, we may be required to obtain premarket approval for our continuous glucose monitoring and insulin pump device. We cannot assure you that the FDA will not demand that we obtain a PMA for our continuous glucose monitoring system or some of our other future products or that we will be able to obtain the 510(k) clearance for our Spring Hybrid Patch Pump.

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

We may not obtain the necessary regulatory approvals to market our combined continuous glucose monitoring system and insulin pump device in the United States or elsewhere. Even if approved, our combined device may not be approved for the indications that are necessary or desirable for successful commercialization. Any delay in, or failure to receive or maintain, approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Following the 2012 Reorganization, our R&D, regulatory and some of our commercialization efforts are currently on hold. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations".

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

Our current or future products are subject to recalls even after receiving regulatory clearances, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations. The FDA and similar governmental bodies in other countries have the authority to require the recall of our current or future products if we, our component suppliers, or, in the future, our contract manufacturers, fail to comply with relevant regulations pertaining to the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products, or if new information is obtained concerning the safety or efficacy of these products. Any recall of our products could materially disrupt our operations and materially adversely affect our results of operations. A government-mandated recall could occur, for example, if a regulatory body finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. In the EEA, Member State authorities can take interim measures ordering the withdrawal of devices from the market or prohibiting or restricting their introduction to the market if they consider that when correctly installed, maintained and used for their intended purpose, the devices may compromise the health and/or safety of patients, users or other persons. A voluntary recall of any of our products by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall of our products would divert our management’s attention and financial resources and damage our reputation with customers. A recall involving our Spring Zone Pump or our Spring Universal Infusion Sets would be particularly harmful to our business, financial condition and results of operations because we currently rely on them as our only source of revenue from operations.

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

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA, EEA, or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory clearance or approval. Following the 2012 Reorganization, our R&D and regulatory efforts are currently on hold. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations".

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

From time to time, the U.S. Congress and other foreign legislative bodies consider legislation that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of medical devices. In addition, regulations and regulatory guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and reimbursement for, healthcare services in the United States (including the recent Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act). These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. Such initiatives may impact existing government healthcare programs and change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of medical devices. Therefore, such initiatives (if and to the extent they become effective) may significantly affect the healthcare industry, and harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we may not be able to meet our current business objectives.

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

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete effectively. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected. Moreover, if we fail to protect our intellectual property and maintain its value, it might harm our efforts to sell or license our technology to third parties, and to seek OEM and high volume sales opportunities (in accordance with our current business strategy following the 2012 Reorganization). In such case, we may be in a position where we have to cease our operations. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations".

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our future attempts (if any) to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market and meet our current strategic goals.

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

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations. Moreover, if we fail to protect our intellectual property and maintain its value, it might harm our efforts to sell or license our technology to third parties, and to seek OEM and high volume sales opportunities. In such case, we may be in a position where we may have to cease our operations. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations"

Third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that we may be subject to third-party infringement claims as our revenues increase, the number of competitors grows and the functionality of products and technology in different industry segments converges. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe. We are aware of certain patents and patent applications owned by our competitors that cover different aspects of insulin infusion and the related devices. Any of these third parties might make a claim of infringement against us.  Any resulting litigation  regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can similarly harm our reputation, business, financial condition or results of operations.

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

We are incorporated under Israeli law and our principal offices, research and development facilities and some of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel, including into Haifa where our facility is located. In addition, the establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may materially limit our ability to sell our products to companies in these countries. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure. It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us, or otherwise adversely affect business conditions and our operations. Moreover, parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The political and security situation in Israel may also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. Finally, any hostilities involving Israel could have a material adverse effect on our facilities or on the facilities of our local suppliers in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient. Any losses or damages incurred by us could harm our business, financial condition and results of operations.

According to the Israeli law citizens are obligated to serve in military reserve and perform their annual military duties.

According to the Israeli law citizens are obligated to serve in military reserve and perform their annual military duties. Military reserve duties of key personal may affect our business

Pursuant to the terms of the government grants we have received for research and development expenditures through the Office of the Chief Scientist, we are obligated to pay certain royalties to the Israeli government from sales of our products, which affects our results of operations. Such conditions may also limit our ability to transfer and license our know-how and technology outside of Israel, or manufacture our products outside of Israel. In addition, the amount of royalties will increase if we decide to manufacture our products abroad or transfer technologies outside of Israel, which could negatively affect our cost of production or future transactions with respect to our products. If we fail to comply with the conditions of the grants, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of our research and development expenditures in Israel pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the Research and Development Law. Under the Research and Development Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to 300% of the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). As of December 31, 2011, provision for royalties to the Office of the Chief Scientist was NIS 6,795 thousand (approximately US$1,778 thousand) including accrued interest. Payment of royalties will affect our results of operations.

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

In addition, under the Research and Development Law, products developed as a result of research and development activities funded by the Office of Chief Scientist, must, as a general matter, be manufactured in Israel. Manufacturing of products abroad, as well as the transfer of technologies outside of Israel, require the prior approval of the Office of the Chief Scientist and will result in an increase of the amount owed to the Israeli government by the recipient of the grants and the rate of royalty repayment. The transfer of no more than 10% of the manufacturing capacity in the aggregate is exempt under the Research and Development Law from obtaining the prior approval of the Office of the Chief Scientist. A company requesting funds from the Office of the Chief Scientist, also has the option of declaring in its grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. In the event that manufacturing is transferred to a third party abroad, the increase in the amount owed to the Israeli government depends on the volume of manufacturing expected to be performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations).

We obtained an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Zone Pump and the Spring Universal Infusion Sets by UPG in China (pursuant to our Master Manufacturing Agreement with UPG. See "Item 10C. Material Agreements – Master Manufacturing Agreement with UPG"). Under the Research and Development Law, we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel. Royalties owed after manufacturing is transferred to a third party abroad are payable out of sales of the products for which the applicable grants were received at a rate equal to the ratio between the amounts of the grants received by Spring Health Solutions and the total amount of grants received plus our investment in the approved plans of Spring Health Solutions, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales of the products for which the applicable grants were received, the timeframe for royalty payments is not set. However, as required under the Research and Development Law, we are required to analyze and file a report with the Office of the Chief Scientist regarding the volume of sales every six months until full payment of royalties owed. Royalties from sales reported on such semi-annual reports are required to be paid to the Israeli government on the date we submit the reports. Such liability, as well as the liability resulting from the limitations on the transfer of technology outside of Israel, could negatively affect our cost of production, our ability to outsource or transfer development or manufacturing activities, or any sale or ability to sell or engage in other possible transactions that we may want to consummate with respect to our technology. Furthermore, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties. If we transfer know how and technology outside of Israel without obtaining the approval of the Office of Chief Scientist, we may also be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after we have repaid any grants, in whole or in part.

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

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our amended and restated articles of association and our amended and restated memorandum of association, or, collectively, our amended and restated articles of association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among others, in voting at the general meeting of shareholders on certain matters, such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers are located outside the United States. We do not have significant tangible assets in the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert violations of the U.S. securities laws in original actions instituted in Israel.

Provisions of our amended and restated articles of association and Israeli law may delay, prevent or hinder an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, transactions involving directors, officers or significant shareholders and other matters that may be applicable to change of control transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. In addition, a full tender offer can only be completed if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Furthermore, our amended and restated articles of association provide for a staggered board, which could deter a potential purchaser from acquiring control of our company. For additional information on these matters, see “Item 10B. Memorandum and Articles of Association.”

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

Risks Related to Our Ordinary Shares

Our ordinary shares may become ineligible for listing on the NASDAQ Capital Market, which could have a material adverse affect on the liquidity and price of our ordinary shares.

On March 12, 2012, we received a letter from The Nasdaq Stock Market LLC, indicating that based on our closing bid price for the preceding thirty consecutive business days, the Company was not in compliance with the US$1.00 minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Listing Rule 5810(c)(3)(A), we have a period of one hundred and eighty calendar days from such letter, or until September 10, 2012, to regain compliance. Compliance can be achieved by meeting the standard of a minimum bid price of US$1 per share for a minimum of ten consecutive business days at any time during the one hundred and eighty day period. If we do not comply with regain compliance by such date, we may be delisted from The NASDAQ Capital Market.

There is no assurance that we will be able to regain compliance with the applicable Nasdaq Listing Rules. If our ordinary shares become ineligible for listing on The NASDAQ Capital Market, and is thereafter traded only on the over-the-counter market, our shareholders' ability to purchase and sell our ordinary shares could be less orderly and efficient and more costly. Furthermore, a delisting of our ordinary shares could have a material adverse effect on our business operations, by causing a loss of confidence by investors and suppliers and by impairing our ability to obtain additional funding in the capital markets. As a result of the negative impact on the liquidity of our equity securities and on our business, a delisting would also likely decrease the market price of our equity securities and increase the volatility of our share price.

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are listed for trading on The NASDAQ Capital Market and on the Tel Aviv Stock Exchange, or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on The NASDAQ Capital Market and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

In August 2010, we registered our ordinary shares on The NASDAQ Capital Market, and there has been a limited public market for our ordinary shares since. There can be no assurance that an active trading market for our ordinary shares will develop. The NASDAQ Capital Market provides limited liquidity as compared to The NASDAQ Global Market or other national exchanges. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The lack of an active trading market in the United States may also result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares in the United States.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

Three of our shareholders are parties to a voting agreement pursuant to which they vote together on matters brought before meetings of our shareholders. Consequently, these shareholders’ holdings are aggregated and they are deemed beneficial holders of approximately 12.32% of our outstanding ordinary shares as of December 31, 2011. These shareholders, who also serve as directors of the Company, may exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, approve or reject mergers or other business combination transactions, raise future capital and amend our amended and restated articles of association. The interests of these shareholders may differ from the interests of our other shareholders. In addition, subject to a tag-along right among themselves, these shareholders are not prohibited from selling a controlling interest in us to a third party. Furthermore, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company. For a more detailed description of the voting agreement, see “Item 7B. Related Party Transactions” in this annual report on Form 20-F.

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

On September 12, 2011, we filed a shelf prospectus, or the Shelf Prospectus, in Israel. The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise capital or debt through the issuance of shares, bonds, convertible bonds and/or warrants to purchase shares or bonds, at the discretion of the Company, subject to a supplemental shelf offering reports in which the Company would describe the specific terms of the offering, including the terms of the securities offered. Since the publication of the Shelf Prospectus, the Company has made three offerings of ordinary shares (including, in one offering, warrants to purchase our ordinary shares) pursuant to supplemental shelf offering reports published in Israel. In connection with these three offerings, a total of 2,917,652 ordinary shares and 1,150,000 warrants to purchase ordinary shares were issued, diluting the interest of existing shareholders. All ordinary shares and warrants offered pursuant to the Shelf Prospectus were offered under Regulation S of the Securities Act (category 1).

On September 2, 2011, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement. The Shelf Registration Statement was declared effective by the SEC on November 18, 2011. Under the Shelf Registration Statement, we may offer and sell, from time to time, in one or more public offerings, up to $25 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof. The specifics of any such offering, along with the prices, terms, and the use of proceeds of any such securities offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of the date of this annual report on Form 20-F, we have not yet made any offering pursuant to the Shelf Registration Statement.

We will need to raise additional funds in the near future in order to meet our current business objectives. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations". Additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully commercialize our products or to maintain the value of our technology while we seek opportunities to license and/or sell such technology (or part of it) to third parties. See "— If we are not able to realize the value of our technology and intellectual property by licensing/selling such technology, or by pursuing OEM and high volume sales opportunities, and, in addition, if we are unable to obtain additional financing while seeking such business opportunities, we may have to cease our operations". If we are unable to obtain financing, that could have a material adverse effect on our business, financial condition and results of operations, and as a result we may have to cease our operations.

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

Fluctuations in our quarterly results of operations may result from numerous factors, including, among others:

•	M&A transactions or sale of any of our material assets;
•	our commercialization efforts and market acceptance of our products;
•	the performance of our third-party distributors;
•	our ability to manufacture our products efficiently;
•	practices of third-party payors with respect to reimbursement for our current or future products;
•	timing of regulatory approvals and clearances and our ability to maintain any such approvals and clearances;
•	our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;
•	changes to applicable federal, state, local and international laws or regulations;
•	changes to our effective tax rates;
•	delays in, or failures of, deliveries by our suppliers;
•	delays in shipping;
•	our ability to access capital and control expenses;
•	new product introductions by our competitors;
•	changes in our pricing and distribution terms or those of our competitors;
•	timing of research and development expenditures; and
•	market conditions in the diabetes medical devices industry and the global economy as a whole.

These factors, some of which are not within our control, may cause the trading price of our ordinary shares to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, the trading price of our ordinary shares could drop suddenly and significantly. In addition, following the 2012 Reorganization, we may enter into licensing/sale transactions relating to our technology (or part of it) and OEM and high volume sales transactions. Therefore, we believe that future quarterly comparisons of our financial results will not necessarily be meaningful and should not be relied upon as an indication of our future performance.

The trading price of our ordinary shares may continue to be volatile.

The trading price of our ordinary shares on The NASDAQ and the TASE has been volatile and we expect that it will continue to be so. The trading price of our ordinary shares may be affected by a number of factors, including, among others:

•	our failure to maintain and increase production capacity and reduce per unit production costs;
•	our failure to find and enter into licensing/sale transactions relating to our technology (or part of it) or OEM and high volume sales transactions;
•
our failure to regain compliance with the US$1 minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2), and therefore delisting of our ordinary shares from the The Nasdaq Capital Market..

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

The above market and industry factors could have a material adverse effect on the trading price of our ordinary shares, regardless of our actual operating performance. Furthermore, certain historical fluctuations in the trading price of our ordinary shares on the TASE have been unrelated or disproportionate to our operating performance. Market volatility reached unprecedented levels in the second half of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major U.S. and international financial institutions and a material decline in global economic conditions. In particular, the U.S. equity markets experienced significant price and volume fluctuations that have affected the trading prices of equity securities of many medical device and technology companies. Among other factors, continued uncertainty regarding global economic conditions could continue to cause the trading price of our ordinary shares to be volatile.

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

Our registered office is located at 3 HaSadna St., Tirat Carmel 39032, Israel. Our telephone number is +972-73-2507100. Our website address is www.dmedicalindustries.com and we have  launched a new website, www.springnow.com, which is primarily intended for physicians and diabetes patients. The information on, or accessible through, our websites does not constitute part of this annual report on Form 20-F.

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

We commenced operations as a medical device company in late 2004 through our investment in Nilimedix Ltd. (currently – Spring Health Solutions Ltd.) We formed our subsidiaries, G-Sense and Medx-Set (currently – Spring-Set Health Solutions Ltd.) in April 2005 and January 2008, respectively. In January 10, 2011, Nilimedix Ltd. changed its name to its current name - Spring Health Solutions Ltd., and Medx-Set changed its name to its current name – Spring-Set Health Solutions Ltd. In June 2011, we founded Spring Inc., a new indirect subsidiary which is incorporated under the laws of the State of Delaware and is wholly owned by Spring Health Solutions. During 2011, Spring Inc. has entered into a few non-exclusive distribution agreements for the distribution of the Spring Universal Infusion Sets in the U.S.

Until August 2011, we were the controlling shareholder of NextGen Biomed Ltd., or NextGen, a, an Israeli public company that owned a controlling interest (through a holding company) in Sindolor Medical Ltd.  On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen. The closing of the sale transaction occurred on August 3, 2011, following which we no longer own shares of NextGen or its subsidiaries.

We operate mainly through our subsidiary, Spring Health Solutions, which has developed our core proprietary technology, the spring-based delivery mechanism. Spring Health Solutions operates in conjunction with Spring-Set Health Solutions and Spring Health Solutions Inc. on manufacturing and marketing our Spring Universal Infusion Sets. G-Sense is focused on researching and developing a continuous glucose monitoring system and intends to cooperate with Spring Health Solutions to develop a combined continuous glucose monitoring and insulin pump device on one patch.

On September 2, 2011, we filed a shelf registration statement on Form F-3, or the Shelf Registration Statement. The Shelf Registration Statement was declared effective by the SEC on November 18, 2011. Under the Shelf Registration Statement, we may offer and sell, from time to time, in one or more public offerings, up to $25 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof. The specifics of any such offering, along with the prices, terms, and the use of proceeds of any such securities offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering. As of the date of this annual report on Form 20-F, we have not yet made any offering pursuant to the Shelf Registration Statement.

On September 12, 2011, we filed a shelf prospectus, or the Shelf Prospectus, in Israel. The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise capital or debt through the issuance of shares, bonds, convertible bonds and/or warrants to purchase shares or bonds, at the discretion of the Company, subject to a supplemental shelf offering report in which the Company would describe the specific terms of the offering, including the terms of the securities offered. Since the publication of the Shelf Prospectus, the Company has made three offerings of ordinary shares (including, in one offering, warrants to purchase our ordinary shares) pursuant to supplemental shelf offering reports published in Israel. All ordinary shares and warrants offered pursuant to the Shelf Prospectus were offered under Regulation S of the Securities Act (category 1).

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

The 2012 Strategic Reorganization

On March 22, 2012, we initiated the 2012 Reorganization, designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. The 2012 Reorganization, which is designed to significantly reduce our ongoing operating expenses, included a staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer. Following the 2012 Reorganization, we dismissed most of our employees. We currently employ our management and customer support personnel in order to continue supporting our current customer base, manage the Company, maintain the value of its technology and intellectual property assets and seek business opportunities. While our research and development, regulatory and some of our commercialization efforts are currently on hold, we continue to support our current customer base and continue to accommodate orders for our Spring Universal Infusion Sets.

Principal Capital Expenditures

None.

4.B	BUSINESS OVERVIEW

Background Information on our Industry

Understanding Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin, which prevents the body from adequately regulating blood glucose levels.

Glucose is the primary source of energy for cells and must be maintained at certain concentrations in the blood so that cells can function optimally. Normally, the pancreas controls blood glucose levels by secreting the hormone insulin to lower blood glucose levels when concentrations are too high. In diabetics, the pancreas does not produce sufficient levels of insulin, or the body fails to utilize insulin effectively, causing blood glucose concentrations to rise to abnormally high levels. This condition is called hyperglycemia and can lead to serious chronic long-term complications, such as heart disease, limb amputations, loss of kidney function and blindness. To prevent high blood glucose levels, diabetics often administer insulin in an effort to normalize blood glucose levels. Unfortunately, the administration of insulin can drive blood glucose levels too low, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetics risk acute complications, such as loss of consciousness or even death. Due to the potentially drastic nature of the acute complications associated with hypoglycemia, many diabetics are afraid of lowering their blood glucose levels. Consequently, they often remain in a hyperglycemic state, exposing themselves to the long-term chronic complications discussed above.

According to American Diabetes Association (ADA), (i) diabetes was the seventh leading cause of death listed on U.S. death certificates for adults in 2007, (ii) adults with diabetes are subject to a substantially higher risk of suffering a stroke or dying from heart disease than adults who do not have diabetes, (iii) diabetes is the leading cause of new cases of blindness among adults aged 20 to 74 and is the leading cause of kidney failure, accounting for 44% of new cases in 2005, (iv) approximately 60 to 70% of diabetics have mild to severe forms of nervous system damage, and (v) more than 60% of non-traumatic lower-limb amputations occur in diabetics.

Diabetes is typically classified into two major categories: Type 1 diabetes (previously called insulin-dependent diabetes mellitus or juvenile diabetes) and Type 2 diabetes (previously called non-insulin-dependent diabetes mellitus or adult-onset diabetes), which account for 5 to 10% and 90 to 95%, respectively, of all diagnosed diabetes cases in the United States. People with Type 1 diabetes must take insulin daily, while those with Type 2 diabetes may require diet and nutrition management, exercise, oral medications and/or the administration of insulin to regulate blood glucose levels. Due to the progressive nature of diabetes a significant number of poeple with Type 2 diabetes will require insulin therapy in order to regulate their blood glucose.

According to the National Diabetes Information Clearing House (NDICH), a unit of the National Health Institute, Type 1 diabetes:

•	is not currently preventable;

•	develops when the body’s immune system destroys pancreatic beta cells, the only cells in the body that produce insulin;

•	usually strikes children and young adults (although diabetes can occur at any age); and

•	may be caused by autoimmune, genetic or environmental factors, such as viruses.

According to the NDICH, Type 2 diabetes:

•
usually begins as insulin resistance, a disorder in which (i) cells do not use insulin properly and require larger than normal amounts of insulin to function normally, causing (ii) the pancreas to gradually loses its ability to produce insulin; and

•	is associated with older age, obesity, a family history of diabetes, a history of gestational diabetes, impaired glucose metabolism, physical inactivity and race/ethnicity.

Type 2 diabetes has become, in the last two decades, a sizable and growing problem among U.S. children and adolescents. Exposure to diabetes in utero has been suggested as being a possible contributing factor to the increase in incidence of Type 2 diabetes during childhood and adolescence. The rising incidence of Type 2 diabetes worldwide is attributed to the decrease in physical activity and increase rate of obesity. Children who are diagnosed with Type 2 diabetes  are generally between 10-19 years of age, have a family history of Type 2 diabetes and have insulin resistance.

Worldwide Prevalence of Diabetes

The International Diabetes Federation (IDF), estimates that in 2011 diabetes  affects 366 million people worldwide and that by 2030, 552 million people will be affected by diabetes worldwide. The rising prevalence of diabetes – the IDF estimated that diabetes affected 151 million people worldwide in 2000 – is likely to be primarily due to rapid cultural and social changes, including aging populations, increasing urbanization, dietary changes, reduced physical activity and other unhealthy lifestyle and behavioral patterns.

The following table presents projected regional estimates for diabetes in persons aged 20 to 79 in 2011 and 2030:

	2011			2030			2011/2030
Region	Population	No. of diabetics	Comparative diabetes prevalence	Population	No. of diabetics	Comparative diabetes prevalence	Increase in the no. of diabetics
	(In millions)	(In millions)	(%)	(In millions)	(In millions)	(%)	(%)

North America & Caribbean	322	37.7	10.7	386	51.2	11.2	36
Middle East and North Africa	356	32.6	11.0	539	59.7	11.3	83
South-East Asia (1)	856	71.4	9.2	1,188	120.9	10.0	69
Europe (2)	653	52.8	6.7	673	64.2	6.9	22
South and Central America	289	25.1	9.2	376	39.9	9.4	59
Western Pacific (3)	1,544	131.9	8.3	1,766	187.9	8.5	42
Africa	387	14.7	4.5	658	28.0	4.9	90

Total	4,407	366.2	8.5	5,586	5514.8	8.9	51

Source: International Diabetes Federation - The Diabetes Atlas.

(1)	The South-East Asia region includes, among other countries, India.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China.

Cost of Treatment

According to the Diabetes Atlas, published by the International Diabetes Foundation, estimated global healthcare expenditures associated with the treatment and prevention of diabetes and its complications are expected to total at least US$465 billion in 2011. By 2030, this number is projected to exceed US$595 billion.

In addition, the Diabetes Atlas estimates that there is a large disparity in spending for diabetes treatment among regions and countries with more than 80% of estimated global diabetes expenditures made in higher income countries rather than in lower- and middle-income countries where over 80% of diabetics live.

The following table presents projected diabetes-related regional healthcare expenditures in 2011 and 2030:

Region	2011	2030
	(In US$billions)	(In US$billions)

North America & Caribbean	223.5	283.9
Middle East and North Africa	10.9	21.8
South-East Asia (1)	4.5	7.6
Europe (2)	130.6	157.0
South and Central America	20.8	32.9
Western Pacific (3)	72.2	87.2
Africa	2.8	4.5

Source: International Diabetes Federation - The Diabetes Atlas

(1)	The South-East Asia region includes, among other countries, India, Bangladesh, Nepal and Sri Lanka.
(2)	The Europe region includes Russia.
(3)	The Western Pacific region includes, among other countries, China, Indonesia, Australia, Japan, Korea, Philippines, Thailand and Vietnam.

According to the Diabetes Atlas, the North American healthcare expenditures due to diabetes in the region are estimated to account for almost half (48%) of global diabetes-related healthcare spending. The USA alone accounts for most of the USD 223 billion spent in the region in 2011. In spite of the large number of diabetics in the South –East Asia Region, healthcare expenditures due to diabetes are estimated to be only USD 4.5 billion in 2011, accounting for less than 1% of the global total. Most of the estimate spending is expected to accur in India.

We believe that a cost-effective solution for the treatment of diabetes is critical in developing countries where income levels are generally low since diabetics in these countries have to pay for most, if not all, of their treatment. In addition, if the healthcare systems in these countries undergo reforms and increase their support for diabetics, we believe that their limited resources will cause them to seek more cost-effective diabetes treatment solutions.

We believe that the economic burden of diabetes treatment may be too high for some people  in developed countries as well. People with diabetes who either reside in developed countries where reimbursement for diabetes treatment is limited, such as certain countries in eastern Europe, or reside in developed countries where the treatment of diabetes does not qualify for partial or full reimbursement under their national healthcare system, are also in need of a cost-effective solutions when they require insulin therapy. In addition, diabetics using private healthcare systems often require treatment solutions that are not cost prohibitive.

Treating Diabetes

Diabetes is often frustrating and difficult for people to manage because they must take into consideration many varied and changing factors that affect their treatment decisions on a daily basis, such as  the carbohydrate content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin on the body. People with insulin-dependent diabetes, consisting primarily of those with Type 1 , require (i) frequent daily monitoring of their blood glucose levels, and matching their daily insulin requirements to their daily nutrition, in order to maintain blood glucose levels within normal ranges, and (ii) a continuous supply of insulin throughout the day, known as basal insulin, provide for their background metabolic needs. In addition to basal insulin, insulin-dependent patients require supplemental insulin, known as bolus insulin, to compensate for carbohydrates ingested during meals or snacks and/or to correct elevated blood glucose levels. People with diabetes  attempting to control their blood glucose levels more tightly in their attempt to prevent long-term complications associated with fluctuations in blood glucose levels are at greater risk for  hypoglycemia. The time spent managing diabetes, the fluctuations in blood glucose levels and the fears of both hypoglycemia and long term complications all contribute to the often overwhelming physical and emotional burden borne by diabetics and their families.

Insulin Therapies

There are three primary types of insulin therapy in practice today:

•
Conventional therapy:  Administration of one to two doses of combined long/medium acting together with rapid acting insulin, using needles and syringes or insulin injector systems (as described under “—Insulin Delivery Systems—Insulin Injectors Systems”);

•
MDI (Multiple Daily Injection) therapy: The administration of, long acting insulin once a day together with rapid acting insulin before all meals and snacks as needed, using either needles and syringes or an   insulin injector system ; and

•
Insulin pump therapy: Continuous Subcutaneous Insulin Infusion) (CSII) the insulin delivery method that most closely mimics insulin secretion of the healthy pancreas.  The insulin pump delivers rapid-acting insulin through a thin, flexible cannula inserted subcutaneously.  A length of tubing connects the cannula to a reservoir (cartridge) of insulin loaded into the pump.  Insulin pumps operate on a Basal – Bolus therapeutic principle (as described under “—Insulin Delivery Systems—Insulin Pumps”).

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

Fully-disposable insulin pumps are small, light and self-adhesive disposable devices that are currently only commercially available by Insulet. The pump is worn directly on the skin beneath a person’s clothing for up to three days before it is replaced. Insulin is injected into a cartridge reservoir in the pump, which contains up to 200 units of insulin, and is delivered through a cannula (similar to the one used in a durable pump) inserted beneath the skin via an automated insertion process. A disposable insulin pump is accompanied by a wireless hand-held device, similar in size and appearance to a personal digital assistant, which is used to program and control the insulin pump.

NHS Purchasing and Supply Agency, Centre for Evidence-based Purchasing, Buyers’ Guide: Insulin Pumps. CEP 08004 February 2008, estimates that the direct costs of insulin pump therapy are approximately three times higher than MDI therapy. These costs include equipment costs (insulin pumps and related disposables) and insulin costs.

The following table sets forth the 2008 market share of insulin delivery devices in Europe (according to Frost & Sullivan’s European Insulin Delivery Devices Market Outlook, April 2009) based on percent of revenues from sales by insulin delivery device:

Type of Insulin Delivery Device	Europe

Non-Insulin Pump Delivery Devices	73.3%
Insulin Pumps	26.7%

However, GlobalData estimated the global insulin delivery devices market at $7.4 billion in 2010. Driven by the significant increase in prevalence of diabetes; the availability of reimbursement for insulin delivery devices and positive clinical outcomes from studies, the market is forecast to grow at a Compound Annual Growth Rate (CAGR) of 6% to exceed $11 billion in 2017.

The Benefits of Insulin Pump Therapy

MDI therapy and insulin pump therapy are intensive insulin management therapies, which have proven to be responsible for the ability to attain better metabolic control. Although conventional therapy is easy to administer and is relatively inexpensive in the short term, it is the least effective therapy and leads to the highest long-term complication rates, making it more expensive in the long term.

The 1993 Diabetes Control and Complications Trial, or DCCT, which tracked people with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, (UKPDS), which tracked people with Type 2 diabetes, demonstrated that diabetics  who intensively manage their blood glucose levels delayed the onset, and slowed the progression of, diabetes-related long-term complications. The DCCT demonstrated that intensive management reduced the risk of complications for people with Type 1 diabetes  over an average period of 6.5 years by 76% for eye disease, 60% for nerve disease and 54% for albuminuria and 39% for microalbuminuria, both of which are symptoms of kidney disease. The UKPDS demonstrated that lowering blood glucose levels in people with Type 2 diabetes  through intensive diabetes therapy resulted in lower incidences of diabetes-related eye disease, nervous system disease and kidney disease and that the rate of overall complications relating to microvascular disease decreased by 25% over an average of ten years. The 2005 Epidemiology of Diabetes Intervention and Complications Study(EDIC), which reexamined approximately 90% of the DCCT subjects over a period of six years, concluded that intensive diabetes therapy reduces the risk of cardiovascular disease by 42% and the risk of non-fatal heart attack, stroke or death from cardiovascular disease by 57%.

Insulin pump therapy is widely considered to be the most physiological and most advanced of all insulin therapies because it most closely mimics a normally-functioning pancreas by using rapid-acting insulin and by allowing people to customize basal and bolus insulin doses to meet their specific and varying daily insulin needs. Studies have shown that MDI therapy, although more effective than conventional therapy, is less physiological than insulin pump therapy since it delivers a constant level of basal insulin during the day and night while the body’s needs for basal insulin is usually not as constant. In addition, MDI therapy may require as many as six unpleasant injections per day to compensate for each meal or snack.

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

•
Increased Lifestyle Flexibility – insulin pump therapy provides people with increased flexibility with respect to their diet, ability to exercise and sleeping habits. With MDI therapy, people may need to eat whether or not they are hungry to compensate for peaking insulin, falling blood glucose levels or exercise. With insulin pump therapy, insulin peaking is reduced and patients can generally compensate for falling blood glucose levels or exercise without being forced to eat by temporarily reducing their infusion rate of basal insulin. Moreover, insulin pump therapy frees people from frequent injections.

The Challenges of Current Insulin Pump Therapy

Although insulin pump therapy is considered the best clinical treatment solution for people with Type 1 diabetes and for those with Type 2 diabetes who are insulin-dependent, its widespread adoption has been limited.

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

As a consequence of the high costs associated with motor and gear train insulin pumps, durable insulin pumps have a list price of between US$4,000 and US$6,000. These costs are in addition to the continuing annual cost of infusion sets, batteries and a more expensive type of insulin recommended for the operation of an insulin pump. To our knowledge, durable insulin pumps currently on the market are generally intended to be used over a period of four years, which is the standard warranty period for such devices. The list price of Insulet’s Omnipod – the only marketed fully-disposable insulin pump – can be as low as US$700; however, after the initial acquisition of the system, a user of an Omnipod needs to purchase at least 10 disposable insulin pumps per month with a list price of US$34 each. Assuming a four-year operation period (the remote control of the Omnipod system also carries a four-year warranty period), and taking into account the cost of supplies required for the durable insulin pumps (estimated at US$1,500 per year, excluding the cost of insulin), the overall price of the fully-disposable insulin pump is even higher than the price of durable insulin pumps. The overall list price of the Omnipod could match the list price of a durable insulin pump after only two years of use. Nevertheless, the cost advantage of the fully-disposable insulin pump remains in its pay-as-you-go pricing model. Since we have only recently begun sales of our  Spring Universal Infusion Sets in a limited number of countries, have not yet begun sales of our Spring Zone Pump or the Spring Hybrid Patch Pump, and have not yet fully executed the manufacturing and supply agreement, we are not yet able to provide definitive information as to the costs or list prices of our products. Nevertheless, since our insulin pumps do not require a motor and gear train, we believe that we will be able to provide a cost-effective treatment solution to governments and private payors. For a detailed description of our spring-based technology and products, see “—Our Business.”

In the United States and other developed countries, the costs of insulin pumps are usually covered in part by third-party payors, but co-payments and deductibles can still be significant. For example, co-payments in the United States vary widely depending on the type of coverage, but could typically amount to 20% of the cost of an insulin pump, which means that a person would have to invest between US$800 and US$1,200 for the insulin pump and US$300 annually for infusion sets, in addition to the cost of insulin. People with Type 2 diabetes typically face even higher costs because some of them do not receive reimbursements.

We believe that a further obstacle to the widespread adoption of insulin pump therapy in the United States is third-party payors’ reluctance to cover the large up-front costs of durable insulin pumps due to the relatively short average length of time people remain with the same health plan and the risk that they may abandon insulin pump therapy.

Performance

We believe that motor and gear train delivery mechanisms have certain disadvantages. For example, the successful delivery of the intended dosage of insulin is dependent upon the proper operation of a complex process, beginning with a delivery command to the motor, which then activates the gear train and piston in order to create a chain reaction that eventually results in the delivery of the intended dosage of insulin. In order to achieve the force that would push the insulin into a person’s body, a motor and gear train-based delivery process requires many actions, while a spring-based delivery mechanism requires only one action – the release of the spring. Therefore, we believe that a motor and gear train-based insulin delivery process is more susceptible to malfunction than a spring-based delivery process since in a motor and gear train-based delivery process many individual faults can jeopardize the electromechanical delivery command. If not detected by the user, a malfunction can lead to hyperglycemia or hypoglycemia. For a detailed description of our spring-based delivery technology, see “—Our Business.” In addition, a motor and gear train system is not directly equipped for the real-time discovery of an improperly executed electromechanical command because it does not measure the flow of insulin into the body. This also leads to a limited ability to detect occlusions, which are blockages in the tubing, and an inability to detect air bubbles in the cartridge reservoir or infusion set of the insulin pumps. Although motor and gear train insulin pumps have an occlusion detection and warning feature, such detection may take up to a few hours since the actual insulin output is not closely monitored. Delayed occlusion detection poses an even higher risk to users while they are sleeping. In addition we believe that motor and gear train insulin pumps offer no solution to the detection of air bubbles in the pump system, which can prevent a full and accurate delivery of the intended insulin dosage.

Durable insulin pumps, including our Spring Zone Pump and the durable portion of our semi-disposable Spring Hybrid Patch Pump, are intended to be used over a four-year period, which is the standard warranty period for such devices. However, compared to the movable components in the Spring Zone Pump, which are included in a disposable cartridge, the movable components in other durable insulin pumps are subject to wear and tear, which can compromise the delivery of insulin. Furthermore, because our competitors’ durable insulin pumps contain a motor and gear train, it is difficult for them to minimize the size and reduce the weight of their devices. Our Spring Zone Pump is also more silent than insulin pumps that contain motor and gear train, and does not produce background noises, with the exception of the occlusion alarm, which enables the prompt detection of even a partial occlusion in the system.

Aside from the motor and gear train, our competitors’ insulin pumps do not include integrated cartridge and infusion sets, absence of which, we believe, increases the likelihood of the occurrence of leaks in the joint connecting the infusion set to the insulin pump, known as a luer lock, and can result in compromised insulin  delivery. More importantly, we believe that none of our competitors’ infusion sets or insulin pumps are capable of detecting the detachment of an infusion set from a user’s body. If, for example, an infusion set detaches from a patient’s body during the night with no warning, the user may not receive insulin for a prolonged period, which may result in an adverse medical event.

Furthermore, in the DCCT, an important aspect of intensive insulin management was the monitoring of blood glucose levels at least four times per day using conventional single-point blood glucose meters. Although not unique to insulin pump therapy, insufficient testing of blood glucose levels reduces the effectiveness of insulin pump therapy. Currently, most people using an insulin pump must perform blood glucose testing independently and manually adjust the infusion instructions accordingly. We believe that most people do not perform sufficient testing. Therefore, they will benefit from a system that allows for both continuous glucose monitoring and continuous subcutaneous insulin infusion on the same patch, such as the system we are currently developing. See “—Research and Development” for a more detailed description of our “closed-loop” system.

Design and Ease of Use and Maintenance

Many patients find durable motor and gear train insulin pumps to be obtrusive. Durable insulin pumps are about the size of a large pager and are typically worn on a belt or in a pocket. To experience truly continuous insulin infusion therapy, a user must be continuously connected to the insulin pump via up to 42 inches of tubing, which can interfere with a normal daily activities, sleep and exercise. In addition, the infusion set’s tubing can twist, leak or be accidentally disconnected, resulting in inconsistent or interrupted insulin delivery and requiring user to take the time to insert a new infusion set. Additionally, users often disconnect their infusion set’s tubing and remove the insulin pump in order to shower, swim and exercise, which is both an inconvenience and an interruption of insulin delivery. In most cases, users must remove the insulin pump because the device is not waterproof.

Insulin pumps require users to manage numerous components, including the insulin pump, reservoir cartridge, tubing, infusion set, insertion device, batteries and separate blood glucose testing supplies. Insulin pumps also require a significant number of steps to initiate insulin delivery, including connecting and priming various components of the system and manually inserting the infusion set, either with or without an insertion device. In addition, most insulin pumps have user interfaces that require the user to learn specific coding instructions, which may be difficult to understand and may limit the use of advanced therapy features. Because of these attributes, using an insulin pump require training and we believe they are often difficult to use, limiting a user’s ability to optimize his diabetes management. We also believe that the complexity of certain insulin pumps significantly limits healthcare professionals’ willingness to recommend insulin pump therapy due to the limited number of people whom they consider to be acceptable candidates for insulin pump therapy candidates, and because of the time needed in order to receive and to provide proper training for this treatment method.

Finally, due to the need to wear and be connected to an insulin pump, people often experience psychological challenges associated with the perception of being visibly dependent on a “life supporting device.”

Our Business

We are a medical device company engaged through our subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a person’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps.

We commenced sales and marketing operations in late 2009 and are currently selling our Spring Universal Infusion Sets in Europe, Canada and in the U.S. We also commenced pilot sales of our Spring Adi Pump during 2009 and 2010. In addition, we are parties to distribution agreements in  China and Mexico, where sales are pending regulatory approvals. Our Spring Universal Infusion Sets include unique features, such as our proprietary detach-detect mechanism, which alerts a user when the infusion set detaches from the his body. We are also in the process of developing our Spring Hybrid Patch Pump, a semi-disposable insulin patch pump, and have commenced its commercialization process by transitioning it from a research and development product to a product that we can sell in large quantities. This process,  entails the finalization of our Spring Hybrid Patch Pump’s commercial design and layout (which includes the incorporation of a user-friendly interface and casing into its design and the development of a manufacturing process that would allow us to manufacture it in large quantities), the launch of a marketing campaign, the identification, engagement and training of appropriate distributors, and the submission of applications for its initial regulatory approvals.

We operate mainly through our subsidiary, Spring Health Solutions, which has developed our core proprietary technology, the spring-based delivery mechanism. Spring Health Solutions also operates in conjunction with Spring-Set Health Solutions and Spring Health Solutions Inc. on manufacturing and marketing our Spring Universal Infusion Sets. G-Sense focuses mainly on researching and developing a continuous glucose monitoring system.

On March 2012, we initiated the 2012 Reorganization, which became effective immediately. Following the 2012 Reorganization, we dismissed most of our employees. We currently employ our high-level management and customer support personnel, in order to continue supporting our current customer base, manage the Company, maintain the value of its technology and intellectual property assets and seek business opportunities. While our research and development, regulatory and some of our commercialization efforts are currently on hold, we continue to support our current customer base and continue to accommodate orders for our Spring Universal Infusion Sets. For more information, see "Item 4A. History and Development of the Company – The 2012 Strategic Reorganization" in this annual report on Form 20-F.

Our Technology and Products

Following the 2012 Reorganization, our research and development, regulatory and some of our commercialization efforts are currently on hold. Therefore, as of the date of this annual report on Form 20-F, we ceased all of our R&D and commercialization operations related to, among others, the Spring Zone Pump and the Spring Hybrid Patch Pump. While we may continue these operations in the future, there is no certainty that we will do so. We continue to support our current customer base and continue to accommodate orders for our Spring Universal Infusion Sets. For more information, see "Item 4A. History and Development of the Company – The 2012 Strategic Reorganization" in this annual report on Form 20-F.

Spring Zone Pump

We have begun preparing for marketing of our Spring Zone Pump (which replaced our first generation Spring Adi Pump) following a limited size commercial pilot of the Adi Pump in several countries in 2009 and 2010. Our Spring Zone Pump has received a CE Mark, which certifies that a product has met European Union consumer safety, health or environmental requirements. The Previous generation of the Spring Zone Pump, the Spring Adi Pump, has also received the CE Mark. The first generation of our Spring Adi Pump was cleared for marketing in the United States by the FDA and has also received the required regulatory approvals for marketing in Israel.

Spring Universal Infusion Sets

Our Spring Universal Infusion Sets (previously known as “LightyDD Infusion Sets”), can be used with insulin pumps that use luer locks or have an adaptor to use luer locks to connect the infusion set to the insulin pump. They have received a 510(k) clearance, a CE Mark, an Amar approval (the required regulatory approval in Israel, for its use in three medical centers in Israel), and Free Sale Certificate - a registration certificate to market them in Israel. Spring-Set Health Solutions has also received a medical device license to market the Spring Universal Infusions Sets in Canada. We begun marketing the Spring Universal Infusions Sets  as generic infusion sets in several countries in Europe, and have entered into non-exclusive distribution agreements (through our indirect subsidiary, Spring Inc) with U.S. distributors. We are awaiting regulatory approvals to begin marketing our Spring Universal Infusion Sets in Mexico and China as well. On May 4, 2011, we announced that Spring-Set Health Solutions has completed a usability and safe use  study relating to our Spring Universal Infusion Sets.

Spring Hybrid Patch Pump

Our Spring Hybrid Patch Pump (previously known as “Nilipatch Insulin Pump”), which is not yet commercial, is a semi-disposable insulin patch pump. It can be worn externally using an infusion set or attached directly to the skin without any tubing. The pump may be controlled directly, and is also accompanied by a wireless remote control with a large color screen and a blood glucose monitoring component. Our Spring Hybrid Patch Pump has the same advantageous features of our Spring Zone Pump but in a smaller and more discreet device. We believe that, if we complete the development of the Spring Hybrid Patch Pump, we will also be able to offer a version of the same insulin patch pump compatible with pre-filled, off-the-shelf insulin cartridges. The Spring Hybrid Patch Pump is semi-disposable and features a drive mechanism and reservoir cartridge that are disposable and a control unit that is durable and can be used over a long period of time, for which we intend to provide a four-year warranty. The first version of our semi-disposable Spring Hybrid Patch Pump (The Nilipatch Insulin Pump) has received a CE Mark.

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

While cell-based therapy, such as the transplantation of insulin-producing cells, is still in the very early stages of development, this type of treatment could potentially eliminate the need for insulin altogether.

Our products also compete with MDI therapy, which utilizes substantially less expensive delivery methods than insulin pump therapy, such as pen injectors and syringes. MDI therapy has become more effective through the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S. While we believe that insulin pump therapy, in general, and our insulin pumps, in particular, have significant competitive and clinical advantages over traditional MDI therapy for people with Type 1diabetes, improvements in the effectiveness of MDI therapy may result in fewer people with diabetes converting from MDI therapy to insulin pump therapy.

Our Business Strategy

 On March 22, 2012, we initiated the 2012 Reorganization, designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. For more information, see "Item 4A. History and Development of the Company – The 2012 Strategic Reorganization" in this annual report on Form 20-F.

Research and Development

Following the 2012 Reorganization, our research and development, regulatory and some of our commercialization efforts are currently on hold. While we may continue our research and development operations in the future, there is no certainty that we will do so. For more information, see "Item 4A. History and Development of the Company – The 2012 Strategic Reorganization" in this annual report on Form 20-F. Following the 2012 Reorganization, we dismissed our research and development employees. Some of these employees were given early notices, and therefore their dismissal will become effective during the next few weeks, following which we will not have any  employees in our research and development operations and we will use a subcontractor for our regulatory affairs.

Prior to the 2012 Reorganization, our research and development operations were primarily focused on the development of our next generation durable insulin pump and our Spring Hybrid Patch Pump. In addition, we were developing a continuous blood glucose monitoring system and a device that was designed to host our insulin pump and our continuous blood glucose monitoring system on one patch in order to create a “closed-loop” system, mimicking the biological function of the pancreas. This continuous blood glucose monitoring system has proved feasible in animal studies and is currently undergoing evaluation.

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

We believe that our products may also be utilized for the delivery of other medications that need to be administered subcutaneously in precise and varied doses over an extended period of time. These medications may include drugs used for pain alleviation, spinal cord compression and cancer drugs or hormones. If we are able to identify an appropriate strategic partner, we may commence research and development for the utilization of our core technology in such drug delivery devices.

     Our gross research and development expenditures for continuing operations were NIS 15,396 thousand (approximately US$4,029 thousand) in 2011, comparing to NIS 13,689 thousand (approximately US$3,583 thousand), and NIS 11,996 thousand (approximately US$3,139 thousand) in 2010 and 2009, respectively. The Office of the Chief Scientist has funded a substantial portion of our research and development expenses. See “Item 10E. Taxation —Office of the Chief Scientist.” We will need to increase our research and development expenditures, if we decide to continue our research and development operations in order to complete the development of our products under development.

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

Our spring-based delivery technology is protected by several issued patents in the United States, the European Union and Israel. Our bubble detection feature is protected by issued patents in the United States, Canada, Japan and Singapore. In November 2011, we were granted a U.S. patent covering innovative technology that allows optical glucose monitoring without the light passing through wetted surfaces . In September 2011, we were granted a U.S. patent covering innovative valve technology that allows safe and reliable administration of a desired amount of insulin, to be used in our Spring Zone Pump and Hybrid Patch Pump. In addition, in May 2011, we were granted a patent relating to our detach-detect mechanism. We are also seeking patent protection for our spring-based delivery technology in Canada, and for our bubble detection feature in India, China, Israel and the European Union . We have filed patent applications with respect to a semi-disposable drug delivery device with wireless monitoring in United States, Israel and European Union. In addition, we have nine additional pending patent applications, covering various novel aspects of our infusion set, continuous glucose monitoring system, and combined continuous glucose monitoring and insulin pump device. We filed most of these additional patent applications only in the United States or as an international application, but we filed a patent application covering our Spring Universal Infusion Sets’ detach-detect mechanism additionally in the European Union, Japan, China, India, Israel, Korea and Singapore.

Our trademarks include “Spring Health Solutions”. We have successfully registered the trademark “Spring,” in the United States and expect the registration to be finalized shortly also in the European Union.

See also “Item 3D. Risk Factors—Risks Relating to Our Intellectual Property.”

Our Customers, Sales and Marketing

We began selling our Spring Universal Infusion Sets (and the former version of the Spring Zone, the Spring Adi Pump) through a limited size commercial pilot in several countries. Prior to the 2012 Reorganization, our strategy was to enter into distribution agreements, to receive the regulatory approvals in the BRIC countries and Mexico and to increase our roll-out in Europe. Following the 2012 Reorganization, some of our commercialization efforts are on hold. We currently focus our business efforts on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, which continuing to pursue new OEM and high volume sales opportunities. We continue, however, supporting our existing customer base and continue selling our Spring Universal Infusion Sets. We market out products and our brand name Spring™. We also have a website, www.springnow.com, which is primarily intended for physicians and diabetes patients.

Spring Health Solutions has entered into eight exclusive distribution agreements (and five non-exclusive agreements in the USA), which provide for the distribution of our products in Sweden, the Netherlands and Belgium, the Czech Republic, Poland, Mexico, China Canada and Greece. The distribution agreements usually have an initial term of one to three years and is thereafter automatically renewed, usually for one-year periods, unless either party notifies the other of its desire not to renew in advance. In addition, each party to the distribution agreements may terminate the agreement upon prior written notice to the other party. Each of our distributors may distribute our products only within specified territories and, with the exception of our distribution agreement for the Netherlands, Belgium and the U.S., the agreements are mutually exclusive, which means that each of the distributors has the exclusive right to distribute our products in its specified territory and has agreed not to distribute products within its specified territory that may compete with our products. Our distributor in the Netherlands and Belgium has the exclusive right to distribute our products in its territory but has not agreed to refrain from distributing competing products. Our distribution agreements for China and the U.S. provide for the sale of our Spring Universal Infusion Sets on a non-exclusive basis, our distribution agreements for Mexico and Sweden allow us to sell our infusion sets to original equipment manufacturers, and all distribution agreements allows us to sell our products to entities that will market them under their own private label. We may terminate any distributor’s exclusive right to distribute our products in its specified territory if the distributor does not meet a sales target to be determined annually between the parties. Such failure also allows us to terminate the agreement in its entirety. We have granted a right of first refusal to our Mexican distributor with respect to the distribution of our future products in Mexico and, with respect to our other distributors, we have agreed to favorably consider them as distributors for our future products in their specified territories if they meet their sales targets. Each distributor has agreed to ensure that our products are sold only to suitable users who have been prescribed insulin pumps by their physicians and have successfully completed comprehensive insulin pump training by a competent tutor. Each distributor is also responsible for the after-sale support and customer service required by our products. Following the 2012 Reorganization, we cannot estimate if and when we will commence marketing our products in Mexico and in the BRIC countries. Our Chinese distributor has also prepared a marketing plan for the introduction of our products into the Chinese market and has undertaken to invest US$1.3 million over a four-year period to execute this plan. However, following the 2012 Reorganization, we cannot estimate if and when we will commence marketing our products in China.

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

Manufacturing and Quality Assurance

Our production facility is located at Tirat Carmel, Israel. In addition, pursuant to our Master Manufacturing Agreement with UPG, our Spring Universal Infusion Sets are produced at UPG's facility in China. We rely on outside suppliers for our components and our production activities currently include manually assembling the components of our products, which limits our ability to increase our manufacturing capacity. Following the 2012 Reorganization, we limit our manufacturing and production operations to the manufacturing of the Spring Universal Infusion Sets in China, in order to accommodate existing and future orders. The production of the consumable components of our Spring Zone Pump our Spring Hybrid Patch Pump is currently on hold, and we cannot currently estimate if and when we will continue such production.

We operate pursuant to a quality assurance system that meets the requirements of ISO 13485. We have devised a quality assurance system that consists of a quality assurance manual, quality assurance procedures, work instructions and forms to be filled out by our employees so that we can monitor employee compliance with our manufacturing procedures. We have also set standards for our suppliers and subcontractors and have confirmed that our current suppliers and subcontractors meet these standards. We perform inspections and tests throughout the manufacturing process, beginning with inspections of raw materials and components upon their receipt through in-process inspections and final inspections of our products. In addition, our development activities are strictly documented until our products are transferred to production personnel.

On April 27, 2011, Spring Health Solutions and Spring-Set Health Solutions have received the Canadian Medical Devices Conformity Assessment System, or CMDCAS, certification for their ISO 13485:03 Quality System.

As of March 31, 2012, we had one subcontractor primarily engaged in quality assurance..

NextGen and Sindolor Medical

Sindolor Medical Ltd., or Sindolor Medical, a former indirect subsidiary of the Company, developed pain alleviation products intended to alleviate pain by using a super cooled plate attached to the skin through which the skin is pierced.  On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, an Israeli public Company through which we owned a controlling interest in Sindolor Medical. The closing of the sale transaction occurred on August 3, 2011, following which we no longer own shares of NextGen or its subsidiaries, including Sindolor Medical.

Health, Regulatory, Environment and Pricing

Health

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality of medical equipment and services;

•	billing and reimbursement for services;

•	financial relationships with physicians and other referral sources, such as diabetes educators;

•	inducements and courtesies being given to diabetics ;

•	confidentiality, maintenance, and security issues associated with medical records and individually identifiable health information;

•	false claims;

•	professional licensure;

•	labeling and packaging of products and content and language of instructions for use; and

•	product promotion and advertising.

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

Our operations in the United States are also subject to, among others, the Medicare and Medicaid laws, the federal anti-kickback law, the Stark law and several similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer diabetics or to acquire or arrange for, or recommend the acquisition of, healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot assure that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws are potentially applicable to us because we intend to provide reimbursement to healthcare professionals for training diabetics on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, including exclusion of providers from participation in the Medicare and Medicaid programs, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to and, therefore, could harm our business, financial condition and results of operations.

Our insulin pumps accumulate data with respect to the patient’s use of the pump. Countries in which we currently operate or may operate in the future, prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the United States, the U.S. Department of Health and Human Services promulgated patient privacy and security rules under HIPAA. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose requiring appropriate physical, administrative and technical safeguards and requiring notification of security breaches. If we are found to be in violation of the privacy or security rules under HIPAA or EEA Member State laws implementing the EU Data Protection Directive or similar laws in other countries, we could be subject to civil or criminal penalties.

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

Our first generation Spring Adi Pump received FDA clearance on June 8, 2008, CE Mark certification on November 21, 2007 and an Amar approval, the required regulatory approval in Israel (“Amar Approval”), on November 11, 2008, while our second generation Spring Adi Pump, the Spring Universal insulin infusion sets and Spring Hybrid Pump received CE Mark certification on March 20, 2009 and September 1, 2009, respectively. On January 11, 2012, we  received a  CE Mark approval for our Spring Zone Pump, which replaces our first generation of Spring Adi insulin pumps. On April 28, 2011, we received a 510(k) clearance from the FDA to our Spring Universal Infusion Sets. We filed for Amar Approval in Israel for the Spring Universal Infusion Sets on November 22, 2009.On 2011 we applied for Amar extenuation and on September, 11 2011 we received the permanent Amar Certificate . In addition, we are currently in the process of applying for regulatory approvals in Mexico and China with respect to our Spring Adi Pump and Spring Universal Infusion Sets, and we are in the process of applying for regulatory approval in Mexico with respect to our Spring Hybrid Pump.

The Medical Devices Directive. The primary regulatory environment in Europe is that of the EU, which includes most of the major countries in Europe, and is generally applicable across the countries of the EEA.

Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. We have commenced distribution of our products in several countries in Europe and must therefore comply with the Medical Devices Directive, as supplemented and amended. We must also comply with the Medical Device Vigilance System, which purpose is to improve the protection of health and safety of diabetics , users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, user or other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of an NCAR. The Medical Device Vigilance System is also intended to facilitate a direct, early and harmonized implementation of FSCA across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include, device recall, modification exchange, or destruction. FSCAs must be notified by the manufacturer or its legal representative to its customers and/or the end users of the device.

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

The medical quality management system that we have adopted is the ISO 13485:2003, which is now the highest standard in the medical devices’ industry. On April 14, 2011, Spring Health Solutions and Spring-Set Health Solutions have received the CMDCAS certification for their ISO 13485:2003 quality system. In addition, we are certified for the ISO 9001:2008.

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

•
PMA. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or device in commercial distribution before May 28, 1976 for which PMAs have not been required, generally require a PMA before they can be commercially distributed. A PMA application must be supported by extensive data, including technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates the company’s compliance with the quality system regulation, or QSR, requirements, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. An inspection of clinical sites evaluates compliance with the Investigational Device Exemption, or IDE, requirements described below. Frequently, the FDA will convene an advisory panel of experts from outside the FDA to review and evaluate the PMA and provide recommendations to the FDA as to the approvability of the device. The panel’s recommendation is given great weight, but is not dispositive of the agency’s decision. If the FDA’s evaluation is favorable, the PMA is approved and the device may be marketed in the United States. The FDA may approve the PMA with post approval conditions intended to ensure the safety and effectiveness of the device including, among others, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from diabetics  in the clinical study that supported PMA approval. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

•
Clinical Studies. Clinical testing is sometimes required to support a 510(k) premarket notification, and one or more clinical trials are almost always required to support a PMA application. All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies. If an investigational device could pose a significant risk to diabetics , the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of a clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically grants IDE approval for a specified number of study centers and diabetics . There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk. The FDA’s grant of permission to proceed with clinical testing does not constitute a commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

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

Canadian Requirements. Medical devices are regulated in Canada by the Canadian federal Department of Health, Health Canada. Health Canada classifies medical devices according to the risk a medical device poses pursuant to the “Classification Rules for Medical Devices” in Schedule 1 to the Medical Devices Regulations to the Food and Drugs Act. The four different classification levels are Class I. II. III and IV, ranked from least invasive to most. We believe from a review of the Health Canada guidance document Keyword Index to Assist Manufacturers in Verifying the Class of Medical Devices that insulin infusion pumps fall within class III. We have received a Medical Device License for the Universal infusion sets from Health Canada on May 12, 2011. Based on the Medical Device License, the infusion set falls within Class II.

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

Failure to conform to the Canadian regulatory regime can result in: (i) notice from Health Canada requiring conformity; (ii) suspension of the device license; (iii) an order for seizure and destruction of non-conforming products; and/or (iii) prosecution for an offence, with penalties including fines of up to $5,000.

Prior to the 2012 Reorganization, we were in the process of applying for regulatory approvals in Mexico and China. We also planned to apply for regulatory approvals in Brazil, Russia and India. Following the 2012 Reorganization, we put the regulatory approval processes on hold. While we may continue the regulatory approval processes in the future, at this stage we cannot estimate if and when we will do so.

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

Pricing

We expect that our products will be generally purchased, through distributors by diabetics, and where reimbursement is available, distributor will generally bill third-party payors on behalf of our users .

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

We also expect to sell our products in countries where no reimbursement or insurance coverage is available and to work with local partners to create awareness for our products such that the local healthcare system may consider reimbursing users for our products.

In Canada, there is an extensive publically-funded healthcare system, which reimburses users for the cost of some, but not all, medical treatments, drugs and devices. However, the details of what medical devices are covered vary from province to province. In Ontario, for example, the most populous province of Canada, insulin pumps are covered where they (and the patient) meet the specifications of the Ontario Ministry of Health and Long-Term Care’s Special Devices Program.

4.C	ORGANIZATIONAL STRUCTURE

We commenced operations as a medical device company in late 2004 through our investment in Spring Health Solutions (then called Nilimedix Ltd.). We formed our subsidiaries, G-Sense and Spring-Set Health Solutions (then called Medx-Set Ltd.) in April 2005 and January 2008, respectively. In June 2011, we founded Spring Health Solutions Inc., a new indirect subsidiary which is incorporated under the laws of the State of Delaware and is wholly owned by Spring Health Solutions. All our subsidiaries (except Spring Health Solutions Inc., our indirect U.S. subsidiary) were incorporated in the State of Israel. For information on the sale of our former subsidiary, Nextgen, see "Item 4A. History and Development of the Company" in this annual report on Form 20-F.

Our corporate structure is illustrated below (ownership percentages are presented on a fully-diluted basis):

92%
100%
100%
D. Medical
G-Sense
Spring Inc.
Spring-Set Health
Solutions
Spring Health
Solutions
100%

4.D	PROPERTY, PLANT AND EQUIPMENT

Our registered office and operations are conducted in a facility located in the Industrial Park of Tirat Carmel, Israel. We lease approximately 625 square meters at this facility under a lease agreement providing for an initial term of five years that commenced on February 18, 2009. We have an option to extend the lease under the same terms for an additional period of five years. All of our subsidiaries operate from this facility.

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

We are also a party to an office service agreement for an office in Ft. Lee NJ commencing July 26, 2011 and is automatically renewed every three months.

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

General Overview

We are a medical device company engaged through our subsidiaries in the research, development, manufacturing and sale of innovative products for diabetes treatment and drug delivery. We have developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body using our proprietary spring-based delivery technology. We believe that our spring-based delivery mechanism is cost-effective compared to a motor and gear train and allows us to incorporate certain advantageous functions and design features in our insulin pumps. We have also developed a unique generic infusion set that can be attached to any pump that uses a luer lock connection. On March 22, 2012, we initiated the 2012 Reorganization, designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. The 2012 Reorganization, which is designed to significantly reduce our ongoing operating expenses, included a staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer. Following the 2012 Reorganization, we dismissed most of our employees. We currently employ our management and customer support personnel in order to continue supporting our current customer base, manage the Company, maintain the value of its technology and intellectual property assets and seek business opportunities. While our research and development, regulatory and some of our commercialization efforts are currently on hold, we continue to support our current customer base and continue to accommodate orders for our Spring Universal Infusion Sets.

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

During 2010, we incurred net losses of NIS 46 million (approximately US$12 million) and generated revenues of NIS 1,264 thousand (approximately US$331 thousand), including loss from discontinued operation  of NIS 8 million (approximately US$2.1 million) and fair value losses on warrants at fair value through profit or loss of NIS 2.5 million (approximately US$0.65 million) as a component of our financial costs. During 2011, we incurred net losses of NIS 48 million (approximately US$13 million) and generated revenues of NIS 1,506 thousand (approximately US$394 thousand),

Factors Affecting Our Results of Operations

On March 22, 2012, we initiated the 2012 Reorganization, designed to focus our business on maximizing and realizing the value of our technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties, while continuing to pursue new OEM and high volume sales opportunities. The success of our efforts to seek such business opportunities will impact our future financial condition. Our results of operations  will continue to be impacted by various trends and uncertainties relating to our current financial condition, the markets in which we operate and the products we sell. In this section, the term “we” refers to D. Medical and its consolidated subsidiaries, unless otherwise indicated.

Key Products

We commenced sales and marketing operations in late 2009 and are currently selling our Spring Universal Infusion Sets to our distributors in the USA, Canada, the Netherlands and Belgium, Poland, Greece, Sweden and the Czech Republic. During the fourth quarter of 2009, we commenced sales of the Spring Adi Pump. Our Spring Universal Infusion Sets are compatible with most other manufacturers’ durable insulin pumps but are not compatible with insulin pumps manufactured by Medtronic, which is the largest manufacturer of insulin pumps.

Prior to the 2012 Reorganization, we planned to commercialize and distribute or products in the BRIC countries and Mexico. Accordingly, we entered into distribution agreements relating to Mexico and China, although we have not obtained the required regulatory approvals and therefore our sales to these countries are minor.. Following the 2012 Reorganization, we ceased most of our commercialization and regulatory operations, and therefore we cannot estimate if and when we will continue to distribute and/or sell our products in Mexico or China. If we commence distributing and selling our products in the BRIC countries and/or Mexico, we expect that it will have an impact on our financial results and operations.

Following the 2012 Reorganization, we also ceased our research and development operations. While we may continue these operations in the future, there is no certainty that we will do so. Research and development expenses accounted for 70.1%, 53.6% and 40.0% of our operating expenses in  2009, 2010 and 2011 respectively, because we were primarily a research and development company making a transition to commercialize our products during 2010 and 2011. Prior to the 2012 Reorganization, our research and development operations were focused on creating the next generation of our insulin pumps, including:

•	our Spring Zone pump, a durable pump which is an upgraded version of our Spring Adi Pump. The Spring Zone Pump has some additional features, among other, software improvement and improved accuracy;

•
our Spring Hybrid Patch Pump, a semi-disposable spring-based insulin patch pump that we view as the next generation of our Pumps. The Spring Hybrid Patch Pump consists of a durable component that includes the controlling mechanism of the insulin pump, a disposable component that includes most of the moving elements of the insulin pump and an integrated insulin cartridge that can hold up to 200 units of insulin;

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

•	a simplified insulin pump specifically designed to manage the treatment of people with Type 2 diabetes , many of whom do not require all of the features required by those with Type 1 diabetes.

However, as mentioned above, our research and development operation are currently on hold. If, in the future, we choose to resume our research and development operation, we expect that it will have an impact on our financial results and operations.

We previously received grants from the Office of the Chief Scientist in connection with our research and development operations. We do not currently expect to submit application for additional grants. Once a certain research and development project is approved by the Office of the Chief Scientist, it extends to us a grant of up to 50% of the research and development expenses actually incurred in connection with a project.

For a more detailed description of our business and plans, see “Item 4. Business Overview.” For a more detailed description of our products, see “Item 4B. Business Overview—Our Technology and Products.”

Comparison of the Years Ended December 31, 2011 and December 31, 2010

	Year Ended December 31
	2011	2010	%Change
	NIS in Thousands

Sales	1,506	1,264	19.1%
Cost of sales	10,216	9,085	12.4%
Gross Loss	8,710	7,821	11.3%

Research and development expenses - net	15,396	13,689	12.5%
Selling and marketing expenses	3,435	2,962	16.0%
General and administrative expenses	12,736	9,737	30.8%
Impairment of assets	7,479	-	-
Other (income) expenses - net	(573)	(867)	(33.9)%
Total Operating Expenses	38,473	25,521	50.8%
Operating loss	47,183	33,342	41.5%
Finance income	(484)	(243)	99.2%
Fair value losses (gains) on warrants at fair value through profit or loss	-	2,469	-
Finance costs	1,542	2,275	(32.2)%
Finance (income) costs - net	1,058	4,501	(76.5)%
Loss for the year from continuing operations	48,241	37,843	27.5%
Loss for the year from discontinued operations	64	8,051	(99.2)%
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	48,305	45,894	5.3%

Sales and Cost of Sales

Since commencing our operations as a medical device company in 2004, we have been primarily engaged in research and development operations. In the fourth quarter of 2009, we commenced manufacturing and sales of our products in the EU and in 2011 in the U.S. and Canada. We commenced our initial sales efforts by entering into three distribution agreements in Sweden, the Netherlands and Belgium, and the Czech Republic in the fourth quarter of 2009, a distribution agreement in Mexico in January 2010, a distribution agreement in China in April 2010, a distribution agreement in Italy in June 2010, a distribution agreement in Greece in October 2010, a distribution agreement in Poland in May 2011, and five none-exclusive distribution agreement in the U.S. Our revenues in 2011 are derived from sales of our Spring Universal Infusion Sets to our distributors in several countries. In March 2011, we commenced mass manufacturing of our Spring Universal Infusion Sets in China. We expect our cost of sales to decrease due to the lower costs of production in China. During the third and fourth quarter of 2010, we did not recognize any sales because such sales did not meet our recognition criteria. In January 2011, our distributor in Sweden won a tender for our Spring Universal Infusion Sets but sales in Sweden did not meet our expectations and during March 2012, we acted to transfer the tender to another distributor. We expect our sales to increase over time as we continue to support our current distributors and pursue OEM agreements for the infusion sets.

Our sales in 2011 totaled NIS 1,506 thousand (approximately US$394 thousand), as compared to NIS 1,264 (approximately US$331 thousand) in 2010. During the third and fourth quarter of 2010 we did not recognized any sales because such sales did not meet the recognition criteria.. Following the 2012 Reorganization, our R&D, regulatory and most of our commercialization efforts are currently on hold. We therefore cannot estimate if and when will commence distribution and sale of our products in additional countries with new distributors although we pursue high volume distributors through OEM agreements.

Our cost of sales relates to the raw material, sub contractors and labor costs associated with manufacturing our products. Our Cost of sales was NIS 10,216 thousand (approximately US$2,674 thousand) for the year ended December 31, 2011 as compared to NIS 9,085 thousand (approximately US$2,374 thousand)  for the year ended December 31, 2010. The increase in 2011 of 12.4% was mainly due to the transition of our manufacturing line from our facility in Israel to China. . Since we recently commenced our manufacturing activities, we currently obtain low yields, which resulted in high cost of sales. We expect that once we increase our sales and manufacturing volume and by engaging our contract manufacturer, we believe will be able to reduce the cost per unit sold. In 2011 we commenced production of our Spring Universal Sets, under our agreement with UPG. The agreement with UPG is for the design and manufacturing of the Spring Universal Infusion Sets, disposable parts of our Spring Zone  Pump ,and our Spring Hybrid Patch Pump. We have not commenced production of disposable parts of our Spring Zone  Pump ,and our Spring Hybrid Patch Pump and we expect to do so if we partner with one that has the financial sources to commercialize these products. Our financial performance is, and will continue to be, affected by our commercialization efforts with respect to our products, our manufacturing capabilities and the cost-effectiveness of our spring-based design.

We do not have any post-shipment obligation other than warranty obligations.

Research and Development Expenses, Net

Following the 2012 Reorganization, we ceased our research and development operations. While we may continue these operations in the future, there is no certainty that we will do so.

Prior to the 2012 Reorganization, our research and development expenses consisted primarily of (i) materials used in research and development and expenses related to engaging subcontractors, which represented 60.6%, and 59.4% of our research and development expenses in 2011 and 2010 respectively , and (ii) the salaries of, vehicles and compensation costs in respect of options granted to, employees engaged primarily in research and development operations, which represented 26.3% and 33.1% of our research and development expenses in 2011and 2010  respectively.

Our research and development expenses were NIS 15,396 thousand (approximately US$4,029 thousand) for the year ended December 31, 2011 as compared to NIS 13,689 thousand (approximately US$3,583 thousand) for the year ended December 31, 2010, an increase of 12.5%. The increase was mainly due to the increase in materials and subcontractors for the development of our product lines, mainly our Spring Hybrid Patch Pump.

The grants we receive from the Office of the Chief Scientist that relate to products that are in early stages of development, are presented in our financial statements as a deduction from research and development expenses and as other income. Please see Note 2p of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and “Item 5C. Research and Development, Patents and Licenses, Etc,—Grants from the Office of the Chief Scientist.” Following the 2012 Reorganization we do not expect to receive additional grants.

Selling and Marketing Expenses

Our selling and marketing expenses included salaries and related expenses of employees primarily engaged in pursuing relationships with distributors, potential strategic partners and key opinion leaders, and attending conferences.

Our selling and marketing expenses were NIS 3,435 thousand (approximately US$899 thousand) for the year ended December 31, 2011 as compared to NIS 2,962 thousand (approximately US$775 thousand) for the year ended December 31, 2010, an increase of 16% . The increase was mainly due to the increase in employee related expenses and marketing expenses related to our efforts to introduce our products in  new markets.

Following the 2012 Reorganization, we expect that our selling and marketing expenses will decrease,  although we continue to support our current distributors, mainly because we intend to pursue OEM agreement that do not require high marketing efforts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and compensation costs related to warrants granted to executive, accounting and administrative personnel, professional service fees and other general corporate expenses, such as communication, office and travel expenses.

Our general and administrative expenses were NIS 12,736 thousand (approximately US$3,333 thousand) for the year ended December 31, 2011 as compared to NIS 9,737 thousand (approximately US$2,548 thousand) for the year ended December 31, 2010, an increase of 30.8%. The increase was mainly due to the increase in professional services related to the preparation of shelf prospectuses in Israel and in the US and, the issuance of restricted shares to IR adviser. .

Following the 2012 Reorganization, we expect that our general and administrative expenses will decrease, mainly due to the reduction in the head count and directors' fees.

Other Income-net

Other income were NIS 573 thousand (approximately US$150 thousand) and NIS 867 thousand (approximately US$227 thousand) for the years ended December 31, 2011 and 2010 respectively, a decrease of 33.9%.

Other expenses primarily include the increase of net present value of future payments of royalties to the Office of the Chief Scientist less grants received for development of products that are in a late stages of their development. See “Item 5C. Research and Development, Patents and Licenses, Etc,—Grants from the Office of the Chief Scientist.” In 2009 the Other Income included registration costs of subsidiary and issuance costs for a shelf prospectus in TASE.

Finance Income

Finance income was NIS 484 thousand (approximately US$127 thousand) for the year ended December 31, 2011 and NIS 243 thousand (approximately US$127 thousand) for the years ended December 31, 2010 an increase of 99.2%.

Fair value losses (gains) on warrants at fair value through profit and loss

Fair value losses on warrants at fair value through profit and loss were Nil for the year ended December 31, 2011 and NIS 2,469 thousand (approximately US$646 thousand) for the year ended December 31, 2010 These costs are related to the adjustment of the market price of the publicly traded (TASE) warrants. During the year ended December 31, 2011 there were no publicly traded warrants.

Finance expenses

Finance expenses were NIS 1,542 thousand (approximately US$404 thousand) and NIS 2,275 thousand (approximately US$595 thousand) for the years ended December 31 2011 and 2010 respectively, a decrease of 32.2%. The finance expenses are from the adjustment of the liability for the OCS at the capitalization rate (15% annually) and for the adjustment of this liability to the US$. In 2010 the finance expenses were mainly generated by the fluctuation of the US$ as compared to the NIS.

Loss from discontinued operations

Loss for the year from discontinued operations was NIS 64 thousand (approximately US$17 thousand) and NIS 8,051 thousand (approximately US$595 thousand) for the years ended December 31 2011 and 2010 respectively, a decrease of 99.2%.The discontinued operations related to our former subsidiary NexGen Biomed Ltd. see "Item 10C – NextGen Sale Agreement" in this annual report on Form 20-F. The loss from discontinued operations for the year ended December 31, 2011 was set off by the capital gain from the sale of NextGen. During the year ended December 31, 2010 the loss from discontinued operation was mainly due to the registration costs related to the reverse merger done by  our subsidiaries Sindolor and NextGen.

Comparison of the Years Ended December 31, 2010 and December 31, 2009

	Year Ended December 31
	2010	2009	%Change
	NIS in Thousands

Sales	1,264	368	243%
Cost of sales	9,085	657	1,283%
Gross Loss	7,821	289	2,606%

Research and development expenses - net	13,689	11,996	14.1%
Selling and marketing expenses	2,962	698	324%
General and administrative expenses	9,737	5,122	90.1%
Other (income) expenses - net	(867)	(714)	21.4%
Total Operating Expenses	25,521	17,102	49.2%
Operating loss	33,342	17,391	91.7%
Finance income	(243)	(243)	0%
Fair value losses (gains) on warrants at fair value through profit or loss	2,469	(244)	–
Finance costs	2,275	473	380%
Finance (income) costs - net	4,501	(14)	–
Loss for the year from continuing operations	37,843	17,377	117%
Loss for the year from discontinued operations	8,051	1,638	391%
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	45,894	19,015	141%

Sales and Cost of Sales

Our sales in 2010 totaled NIS 1,264 thousand (approximately US$331 thousand), as compared to NIS 368 (approximately US$96 thousand) in the fourth quarter of 2009. During the third and fourth quarter of 2010 we did not recognized any sales because such sales did not meet the recognition criteria.

Our cost of sales relates to the raw material and labor costs associated with manufacturing our products. Our cost of sales were NIS 9,085 thousand (approximately US$2,378 thousand) for the year ended December 31, 2010 as compared to NIS 657 thousand (approximately US$172 thousand) for the year ended December 31, 2009, representing an increase of 1,283%. The Cost of sales for the year of 2009 was accumulated only in the fourth quarter since our sales commenced. Since we recently commenced our manufacturing activities, we currently obtain low yields, which resulted in high cost of sales.

Research and Development Expenses, Net

Our research and development expenses consisted primarily of (i) materials used in research and development and expenses related to engaging subcontractors, which represented 59.4% and 47.9% of our research and development expenses in 2010 and 2009 respectively, and (ii) the salaries of, vehicles and compensation costs in respect of options granted to, employees engaged primarily in research and development operations, which represented 33.1% and 45.5% of our research and development expenses in 2010 and 2009 respectively.

Our research and development expenses were NIS 13,689 thousand (approximately US$3,583 thousand) for the year ended December 31, 2010 as compared to NIS 11,996 thousand (approximately US$3,139 thousand) for the year ended December 31, 2009, an increase of 14.1%. The increase was mainly due to the increase in materials and subcontractors for the development of our product lines and commercialization of our products.

In 2008, we provided a one-time grant of options to a member of our senior management who was primarily engaged in research and development activities, which resulted in a charge of NIS 1,581 thousand (approximately US$445 thousand).

Selling and Marketing Expenses

We began incurring selling and marketing expenses in 2009 in connection with the commencement of sales of our products in the fourth quarter. Our selling and marketing expenses included salaries and related expenses of employees primarily engaged in pursuing relationships with distributors, potential strategic partners and key opinion leaders, and attending conferences.

Our selling and marketing expenses were NIS 2,962 thousand (approximately US$775 thousand) for the year ended December 31, 2010 as compared to NIS 698 thousand (approximately US$183 thousand) for the year ended December 31, 2009, an increase of 324%. The increase was mainly due to the increase in employee related expenses and marketing expenses related to our efforts to penetrate new markets.

General and Administrative Expenses

Our general and administrative expenses were NIS 9,737 thousand (approximately US$2,548 thousand) for the year ended December 31, 2010 as compared to NIS 5,122 thousand (approximately US$1,340 thousand) for the year ended December 31, 2009, an increase of 90.1%. The increase was mainly due to the increase in employee related expenses and professional services related to expenses for us being traded in NASDAQ following our IPO.

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

Finance Income

Finance income was NIS 243 thousand (approximately US$64 thousand) for the year ended December 31, 2010 and 2009. The income in 2010 was primarily from interest on bank deposits and in 2009 from exchange rate fluctuation.

Fair value losses (gains) on warrants at fair value through profit and loss

Fair value losses on warrants at fair value through profit and loss was NIS 2,469 thousand (approximately US$646 thousand) for the year ended December 31, 2010 as compared to fair value gains for the year ended December 31, 2009 of NIS 244 thousand (approximately US$64 thousand). These costs are related to the adjustment of the market price of the publicly traded (TASE) warrants.

Finance expenses

Finance expenses were NIS 2,275 thousand (approximately US$595 thousand) for the year ended December 31, 2010 as compared to finance expenses for the year ended December 31, 2009 of NIS 473 thousand (approximately US$124 thousand). The finance expenses are from the adjustment of the liability for the OCS at the capitalization rate (15% annually) and for the adjustment of this liability to the US$. In 2010 the finance expenses were mainly generated by the fluctuation of the US$ as compared to the NIS.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Since commencing our operations as a medical device company in 2004 through March 31, 2012, we have funded our operations primarily through private placements and public offerings of our ordinary shares, and grants from the Office of the Chief Scientist in the aggregate amount of NIS 10,730thousand (approximately US$2,808 thousand). During the year ended December 31, 2011, we received grants from the Office of the Chief Scientist totaling NIS 1,164 thousand (approximately US$305 thousand). As of December 31, 2011 and 2010, we had working capital of NIS 4,596 thousand (approximately US$1,203 thousand) and NIS 36,687 thousand (approximately US$9,601 thousand), respectively, and our primary source of liquidity was cash and cash equivalents in the amount of NIS 5,048 thousand (approximately US$1,321 thousand) and NIS 35,085 thousand (approximately US$9,182 thousand) as of December 31, 2011 and 2010, respectively. During January 2012 we raised a total of NIS 9,284 thousand (approximately US$2,430 thousand) through public offering using the Israeli shelf prospectus.

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

On April 16, 2011, we entered into a standby equity purchase agreement, or SEDA, with YA Global Investments L.P., or YA, a fund managed by Yorkville Advisors, LLC, or Yorkville, whereby D. Medical would have the option, at its sole discretion, to issue and sell up to US$10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). For additional information, see “Item 10C. Material Contracts – Standby Equity Purchase Agreement” in this annual report on Form 20-F.

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen’s and its subsidiaries’ cash reserves at the closing of the sale transaction. The closing of the sale transaction occurred on August 3, 2011, following which we no longer own shares of NextGen or its subsidiaries, including Sindolor Holdings and Sindolor Medical.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Grants from the Office of the Chief Scientist

Since 2004 and through March 31, 2012, we have received grants from the Office of the Chief Scientist as participation in research and development activities in the aggregate amount of approximately NIS 10,730 thousand (approximately US$2,808 thousand). During the year ended December 31, 2011, we received grants from the Office of the Chief Scientist totaling NIS 1,164 thousand (approximately US$305 thousand). We are obligated to repay these grants (linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations) on a semi-annual basis from sales any product which was developed in the framework of the Office of the Chief Scientist programs. We commenced sales of our commercialized products during the fourth quarter of 2009 and, therefore have commenced paying royalties to the Israeli government. As of the date of this annual report on Form 20-F, Spring Health Solutions has paid NIS 106 thousand (approximately US$28 thousand) in royalties to the Office of the Chief Scientist and G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs. The grants are denominated in NIS, but we are obligated to repay the amounts in U.S. dollars (based on the exchange rate published immediately prior to the provision of the grant). Pursuant to the terms of the grants, we do not receive funds as advances but instead as reimbursements for expenses actually incurred. Upon receipt of such reimbursements, annual interest (calculated as prescribed in the R&D Regulations) will accrue on the amounts received. Pursuant to the Research and Development Law, the rate of repayment can, under certain circumstances, range between 3% and 5% of our revenues. As of December 31, 2011, we owed US$2,887 thousand to the Israeli government under grants received from the Office of the Chief Scientist (based on 100% of the grants received).

On August, 2010, we entered into an agreement with UPG for the design for manufacturing and manufacturing of the disposable parts of our Spring Zone Pump, our Spring Universal Infusion Sets and, when available, our Spring Hybrid Patch Pump. In March 2011, we announce that first product successfully rolls off mass manufacturing line in China. We are currently in the process of obtaining an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Zone Pump and the Spring Universal Infusion Sets by UPG in China, pursuant to the aforementioned agreement. Following such approval (provided that we are granted with the approval), we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel. Royalties owed after manufacturing is transferred abroad are payable at a rate equal to the ratio between the amounts of the grants received and the total amount of grants received plus our investment in the approved plans, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). The total grants owned to the OCS may come to 300% plus interest of the total grants received. Since the royalty payment is dependent upon the volume of sales, the timeframe for royalty payments is not set. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved Office of the Chief Scientist program may not be transferred to any third parties, except in certain circumstances and subject to prior approval from the Office of the Chief Scientist.

For more information on our research and development activities, see “Item 4B. Business Overview—Research and Development.”

5.D	TREND INFORMATION

For information regarding most significant recent trends in our market, see “Item 4B. Business Overview —Background Information on our Industry” and “Item 4B. Business Overview—Competition” on this annual report on Form 20-F.

5.E	OFF-BALANCE SHEET ARRANGEMENTS

We do not have and are not party to any off-balance sheet arrangements.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2011 we had of balance contractual obligations as described in the following table:

	Payment due by Period (NIS 1000)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	1,562	595	967	–	–
Purchase Obligations	5,293	5,293	-	–	–
Other Long Term Liabilities	1.965	842	1,123	-	–
Total	8,820	6,730	2,090	-	–

Item 6. Directors, Senior Management and Employees

6.A	DIRECTORS AND SENIOR MANAGEMENT

The following is the list of senior management and directors as of April 5, 2012:

Name	Age	Position

Meni Mor	49	Chairman of the Board of Directors
Efraim Argaman	44	Chief Executive Officer
Amir Loberman	49	Chief Financial Officer
Hezkiah Tsoory	44	Chief Operating Officer
Eyal Sheratzky(1)	43	Director
Zeev Bronfeld(1)	61	Director
Shai Beilis(2)	63	Director
Avraham Eylon	51	Director
Barry H. Ginsburg, MD, PhD	67	Director
Galia Malka(1)(2)	40	External Director
Avi Ben Haim(1)(2)	35	External Director

(1) a member of the compensation of our board of directors
(2) a member of the audit committee of our board of directors

Meni Mor, our chairman of the board of directors since September 2009, has served as a member of our board of directors since December 2004 and served as our chief executive officer from May 2005 until September 2009. He also serves as the chairman of the board of directors of the following companies: Biomedix Incubator Ltd., since November 2010, one of the life science investment groups in Israel, and D.N.A. Biomedical Solutions Ltd., since March 2010. Mr. Mor serves as a director of all of our direct subsidiaries, except for Sindolor Medical, as well as Allium Medical Solutions Ltd., QDS Group Ltd., Spearhead Investments (Bio) Ltd., Biomedix Incubator Ltd., D.N.A. Biomedical Solutions Ltd., BioMagnesium Ltd. and A.Y.M.B Holdings & Investments Ltd. Mr. Mor is also an owner in QDS Group Ltd.

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

Amir Loberman, our Chief Financial Officer since October 2009, has over 15 years of experience as a chief financial officer and controller, and serves as the chief financial officer of our subsidiaries and as our compliance officer. He also served as the chief financial officer of Bio-Cell, a company under the control of Zeev Bronfeld, one of our directors and controlling persons. On May 24, 2010, Mr. Loberman resigned his position as the chief financial officer of Bio-Cell effective as of June 30, 2010. Mr. Loberman served as the chief financial officer of ITGI Medical Ltd. for two years and as the chief financial officer and controller of A. Rosenfeld Shipping Ltd. for 10 years. He holds a B.A. in Economics and Accounting and an MBA from Haifa University and is an Israeli CPA.

Hezkiah Tsoory, our Chief Operating Officer since December 2009, has over 12 years of experience in Operations, R&D and International business, joined us after serving as the chief operating officer of Medical Compression Systems Inc., a medical device company engaged in blood circulation solutions, and vice president operations of MentorWave Technologies Ltd., which provides 3D visualization solutions. Prior to that, he served for more than four years as vice president of manufacturing technologies of Power Paper Ltd., a provider of next-generation, printable micro-powered devices technologies used for cosmetic and therapeutic purposes. Mr. Tsoory holds a B.Sc. in Mechanical Engineering from the Technion-Israel Institute of Technology and a M.Sc. in Management from the Polytechnic Institute of New York University for which he has received the Dow Jones Wall Street Journal Top Ranking Student award.

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

Zeev Bronfeld has been a member of our board of directors since December 2005 and is a member of the boards of directors of all of our subsidiaries, except NextGen. He is the chairman of Sindolor Medical. Mr. Bronfeld is involved in a number of biotechnology companies. He is a co-founder of Bio-Cell Ltd. and has served as its chief executive officer since 1986. He currently serves as a director and a temporary chairman of Protalix Ltd. and as a director of, among others, Bio-Cell, Biomedix Incubator Ltd., Ecocycle Israel Ltd., Contipi Ltd., L.N. Innovative Technologies., Gefen Biomed Investments Ltd., The Trendlines Group, MOFET B’Yehuda-Industrial Research & Development in Judea Ltd., Incubator for Management of Technological Entrepreneurship Misgav Ltd., D.N.A. Biomedical Solutions Ltd., A.Y.M.B. Holdings and Investments Ltd., Spearhead Investment Ltd., Entera Bio Ltd., Stimatix G. I. Ltd., A.T.I. Ashkelon Industries Information Technologies Ltd., NasVax Ltd, and Macrocure Ltd., M.B.R.T  Development and Investment Ltd., Trans-Bio Diesel Ltd., Nanothera Ltd. and HealthCare Holdings Ltd. Mr. Bronfeld holds a B.A. in Economics from Hebrew University.

Shai Beilis, has been a member of our board of directors since February 2011. He is deemed an “independent director” as defined under the NASDAQ listing rules and is a member of the audit committee of the Company’s board of directors. Mr. Beilis has been serving since December 1998 as the chief executive officer and chairman of the board of directors of Formula Ventures, Ltd., an Israeli venture fund, which focuses on investments in early stage Israel-related Information Technology start-ups. Mr. Beilis is also the chairman of Formula Vertex UK, who managed a high tech portfolio in Europe for UBS Capital. Prior to founding Formula Ventures Ltd., Mr. Beilis served as the chief executive officer of Argotec Ltd. during the years 1995 through 1998. Argotec Ltd., a wholly owned company of Formula Systems - Israel’s largest Information Technology group, was established to capitalize on investment opportunities in the Israeli Information Technology sector, and was responsible for the evolution of several Information Technology Israeli start-ups. Mr. Beilis has served as a board member at over 60 companies including publicly listed companies and is currently serving as a board member of Click Software Technologies Ltd. (NASDAQ: CKSW), RadView Software Inc. (NASDAQ: RDVWF), Earnix Ltd., KR 36 Ltd., Free-Lax Ltd. and BotanoCap Ltd. Mr. Beilis holds an M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel and a B.Sc. in Mathematics and Economics from the Hebrew University in Jerusalem, Israel (Cum Laude).

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

Galia Malka has served as an external director since February 2008. She is deemed an “independent director” as defined under the NASDAQ Listing Rules and is a member of the audit committee of the Company’s board of directors. Ms. Malka was a systems analyst and a financial implementation expert in the Bank Leumi’s project for its assets management system. She also serves as an external director at Tachlit Global Ltd., Tachlit Composite Ltd., Tachlit Tracker Ltd., Tachlit Currncies Ltd., Tachlit Dollar Worldwide Ltd., Tachlit Deposits Ltd., Tachlit Index Sal Ltd., Tachlit Index Matach Ltd., Elbit Medical Technologist Ltd. and Best Fuel Ltd. Ms. Malka holds a B.A in Statistics, magna cum laude, from Haifa University, and a MBA, specializing in finance, from the Ben-Gurion University.

Avi Ben Haim has served as an external director since June 2009. He is deemed an “independent director” as defined under the NASDAQ Listing Rules and is a member of the audit committee of the Company’s board of directors. Mr. Ben-Haim has served as a co- CEO at Offset A.B. Ltd. from April 1998 until April 2009. He is currently engaged in the printing industry as an Independent contractor. He holds a B.A. in Business, with specialization in finance, from the College of Management, and an MBA, with specialization in finance, from Tel-Aviv University.

Our board of directors determined that Avi Ben Haim and Galia Malka are independent directors under the Companies Law, and they qualify as ‘‘independent directors’’ as defined by The NASDAQ Listing Rules.

There are no familial relationships among our executive officers and directors.

Our directors are elected at general meetings of our shareholders. Although our shareholders do not have special voting rights with respect to the election of directors or otherwise, our controlling shareholders vote as a group pursuant to a shareholders’ agreement. See “Item 7B. Related Party Transactions—Transactions with Our Affiliates and Associates.”

6.B	COMPENSATION

The aggregate direct compensation we paid to our non-executive directors for their services as directors as a group for the year ended December 31, 2011 was approximately NIS 1,215 thousand (approximately US$ 318 thousand). This amount includes approximately NIS 166 thousand (approximately US$43 thousand) related to share options and NIS 135 thousand (approximately US$35 thousand) related to directors of NextGen (discontinued operation). Until January 11, 2011, our directors did not receive any compensation, except our external directors, who have been receiving their compensation in accordance with Israeli law, and except Mr. Mor, the chairman of our board of directors, Dr. Ginsberg, Mr. Beilis and Mr. Bronfeld, members of our board of directors. For a more detailed description of Messrs. Mor, Ginsberg, Beilis and Bronfeld’s compensation, see “Item 7B. Related Party Transactions—Transactions with Our Directors and Principal Officers.” Since January 11, 2011, all our other directors receive the same compensation as our external directors. For additional information on the compensation received by our external directors, see “Item 6C. Board Practices—External Directors” in this annual report on Form 20-F.

The aggregate direct compensation we paid to our officers as a group for the year ended December 31, 2011 was approximately NIS 4,573  thousand (approximately US$1,197 thousand). This amount includes approximately NIS 1,350 thousand (approximately US$353 thousand) related to share options, and approximately NIS 285 thousand (approximately US$75 thousand) for car expenses. The above compensation does not include expenses reimbursements for mobile phone, business travel and other expenses, which were directly related to our business. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2011.

Following the 2012 Reorganization, our board of directors approved a reduction in the compensation of Mr. Mor and Mr. Bronfeld, as well as of our chief executive officer, chief financial officer and chief operating officer.

We have established share option plans pursuant to which our directors and employees will be eligible to receive share options. See “Item 6E. Share Ownership—Employee Benefit Plans” and “—Employment Agreements with Executive Officers” for additional information. As of March 31, 2012, there were 273,912 outstanding options to purchase ordinary shares granted to our directors and officers (6 persons), at a weighted average exercise price of NIS 29.57 (approximately US$7.74).For information regarding the contingent Re-Pricing of all options held by our employees, directors and officers, see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F.

Employment Agreements with Executive Officers

Efraim Argaman

On August 9, 2009, we entered into an employment agreement with Efraim Argaman pursuant to which he agreed to serve as our chief executive officer for a gross monthly salary of NIS 44,600 (approximately US$11,672), as adjusted to the Israeli CPI provided it is not less than NIS 44,600 (approximately US$11,672). The agreement is effective as of September 1, 2009, has a four-year term and may be terminated by either party upon sixty-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. According to the agreement, from and after January 1, 2011, Mr. Argaman is entitled to an annual bonus equal to 5% of our annual operating profit during each year that Mr. Argaman’s employment continues during such year. In the event of termination of his employment by us other than upon the occurrence of certain events, which permit us to terminate his employment immediately, Mr. Argaman is entitled to additional compensation equal to (i) twice his monthly salary less any amount accumulated as severance pay if such termination occurs during the first year of employment, and (ii) three times his monthly salary less any amount accumulated as severance pay if such termination occurs during the second, third or fourth year of his employment, provided that, if the aggregate sum of his severance pay exceeds the additional compensation, such additional compensation shall not be paid to Mr. Argaman.

On November 2, 2010, our compensation committee and board of directors have approved an increase of Mr. Argaman’s gross monthly salary from of NIS 44,600 (approximately US$11,672) to NIS 55,780 (approximately US$14,598), effective from the October 2010 monthly salary as adjusted to the Israeli CPI. On March 22, 2012, in connection with the 2012 Reorganization, our board of directors approved a reduction in Mr. Argaman's gross monthly salary (together with additional officers and members of the board of directors) by 10%. The reduction became effective as of April 2012.

In addition, we granted to Mr. Argaman a total of 120,349 options, exercisable into 120,349 of our ordinary shares over a period of ten years at an exercise price of NIS 32.864 (approximately US$8.601) for each option. One-eighth of the aggregate number of options granted to Mr. Argaman vested after the completion of six months of employment and the remaining options vest over a period of 42 months commencing as of his seventh month of employment. On October 26, 2010, we granted Mr. Argaman additional 56,700 options, exercisable into 56,700 of our ordinary shares, at an exercise price of NIS 25.33 (US$ 6.629) for each option, which vest over a period of 4 years from the date of the grant. For information regarding the contingent Re-Pricing of all options held by our employees, directors and officers, including options owned by Mr. Argaman, see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F. As of December 31, 2011, 86,887 of Mr. Argaman's options had vested and he had not exercised any of his options . In the event that Mr. Argaman terminates his employment with us, Mr. Argaman will be entitled exercise vested options as of the date of termination of his employment for a period of three months following such termination (except that in some cases, such period might be extended due to the Re-Pricing of the options. See Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" for additional information). In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of Mr. Argaman’s unvested options will automatically become fully vested.

Mr. Argaman is also entitled to a company car, including reimbursement of all car-related expenses and taxes, a cellular phone and reimbursement of travel expenses pursuant to company policy existing at the time of such travel, as well as other customary benefits. Pursuant to his employment agreement, Mr. Argaman may not be employed or provide services to any entity competing with us for a period of 12 months following the expiration or termination of his employment or solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us for a period of 24 months following the expiration or termination of his employment. In addition, we undertook to fully indemnify Mr. Argaman for any loss, claim and expense caused as a result of his employment with us, except for any loss, claim or expense caused by his intentional or willful misconduct, provided they were not caused as a result of his act or omission made with an intention to cause us damage

Amir Loberman

On October 12, 2009, we entered into an employment agreement with Amir Loberman pursuant to which he agreed to serve as our chief financial officer for a gross monthly salary of NIS 30,000 (approximately US$7,851). The agreement is effective as of October 20, 2009 and continues until terminated upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events.

On October 26, 2010, our compensation committee and board of directors have approved an increase of Mr. Loberman’s gross monthly salary from NIS 30,000 (approximately US$7,851) to NIS 35,000 (approximately US$9,160), effective from the October 2010 monthly salary.

On March 22, 2012, in connection with the 2012 Reorganization, our board of directors approved a reduction in Mr. Loberman's gross monthly salary (together with additional officers and members of the board of directors) by 10%. The reduction became effective as of April 2012.

In addition, we granted Mr. Loberman 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.864 (approximately US$8.601) for each option. The original vesting period of these options was three years from the commencement Mr. Loberman’s employment with the Company. On October 26, 2010, our compensation committee and board of directors have approved an amendment to the terms of the options, such that their vesting period will be four years from the date of commencement of employment, rather than three years. In addition, on October 26, 2010, we granted Mr. Loberman additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$6.629) for each option, which vest over a period of 4 years from the date of the grant.  For information regarding the  contingent Re-Pricing of all options held by our employees, directors and officers, including options owned by Mr. Loberman, see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F.

As of December 31, 2011, 12,339 of Mr. Loberman's options had vested and he had not exercised any of his options. In the event that Mr. Loberman’s employment is terminated for any reason, he will be entitled to the options vested until the date of termination of his employment and may exercise them during a period of three months following termination of his employment at which time such options will expire (except that in some cases, such period might be extended due to the Re-Pricing of the options. See Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" for additional information). In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our ordinary shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Loberman is also entitled to a company car, including reimbursement of all car-related expenses and taxes, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Loberman may not be employed or provide services to any entity competing with our business for a period of 12 months (if his employment with us is terminated after being employed with us for a period of between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18 months) following the expiration or termination of his employment with us. Mr. Loberman further agreed that for a period of 24 months following the termination of his employment he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

Hezkiah Tsoory

On November 29, 2009, we entered into an employment agreement with Hezkiah Tsoory pursuant to which he agreed to serve as our chief operating officer for a gross monthly salary of NIS 35,000 (approximately US$9,160). The agreement is effective as of December 20, 2009 and continues until terminated by either party upon 60-days’ prior written notice unless we terminate it with immediate effect upon the occurrence of certain events. On November 30, 2010, our compensation committee and board of directors have approved an increase of Mr. Tsoory’s gross monthly salary from NIS 35,000 (approximately US$9,160) to NIS 38,500 (approximately US$10,076), effective January 2011.

On March 22, 2012, in connection with the 2012 Reorganization, our board of directors approved a reduction in Mr. Tsoory's gross monthly salary (together with additional officers and members of the board of directors) by 10%. The reduction became effective as of April 2012.

In addition, we granted to Mr. Tsoory 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, at an exercise price of NIS 32.864 (approximately US$8.601) for each option. The Original vesting period of these options was three years from the commencement Mr. Tsoory’s employment with the Company. On October 26, 2010, our compensation committee and board of directors have approved an amendment to the terms of the options, such that their vesting period will be four years from the date of commencement of employment, rather than three years. In addition, on October 26, 2010, we granted Mr. Tsoory additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$6.629) for each option, which vest over a period of 4 years from the date of the grant. For information regarding  the contingent Re-Pricing of all options held by our employees, directors and officers, including options owned by Mr. Tsoory see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F.

As of December 31, 2011, 11,687 of his options had vested and he had not exercised any of his options. In the event that Mr. Tsoory’s employment is terminated during his first year of employment, he will be entitled to exercise the options vested until the time of termination during a three-month period following termination of his employment, at which time such options will expire (except that in some cases, such period might be extended due to the Re-Pricing of the options. See Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" for additional information). In the event of a sale of the activities of any of our subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of our shares at a pre-money company valuation of at least US$150 million, all of his unvested options at such time will automatically become fully vested. Mr. Tsoory is also entitled to a company car, including the reimbursement of all car-related expenses, and a cellular phone as well as other customary benefits. Pursuant to his employment agreement, Mr. Tsoory may not be employed or provide services to any entity competing with our business for a period of six months (if his employment with us is terminated after being employed with us for a period of up to six months), twelve months (if his employment with us terminated after being employed with us for between six to 18 months) or for a period of 18 months (if his employment with us is terminated after being employed with us for more than 18) months following the expiration or termination of his employment with us. Mr. Tsoory further agreed that for a period of 24 months following the termination of his employment with us he would not solicit any of our employees or otherwise contact any of our customers or any third parties that have business relations with us.

Zoe H. Myres

On January 24, 2011, we entered into a consulting agreement with Ms. Myers pursuant to which she agreed to serve as our chief commercial officer for a gross monthly salary of US$ 16,000, provided however, that for the months of February, March, April, May and June of 2011, the monthly base compensation shall be US$ 14,500. She also received an advisory fee of US$ 10,000, for advisory services provided to the Company in January 2011. In addition, according to her consulting agreement Ms. Myers was entitled to a commission of 2% of the Company’s actual gross revenue for 2011, and a commission of 1% of the Company’s actual gross revenues for 2012, 2013 and 2014. On January 3, 2012, the consulting agreement was terminated in accordance with its terms, and therefore Ms. Myres in no longer engaged by the Company.

During 2011, we granted Ms. Myers a total of 15,625 options, exercisable into 15,625 of our ordinary shares, at an exercise price of US$ 8.88 for each option and 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price US$ 7 for each option, both grants subject to the terms and conditions of the 2005 Plan. The vesting period of these options is four years from the date of the grants, provided that she was engaged by the Company for at least a year from the date of grant. As of December 31, 2011, 7,689 of her options had vested and she had not exercised any of her options.

6.C	BOARD PRACTICES

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

Board of Directors and Executive Officers

Pursuant to our amended and restated articles of association, our board of directors must consist of at least three and not more than 11 directors, including a minimum of two external directors as required by the Companies Law. Our directors (other than the external directors) are divided into three classes, and directors are elected for a term of three years (except for the first two years during which the provision for a staggered board is implemented as described below). The term of office of our directors assigned to class A will expire at our second annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the third annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the first annual meeting of shareholders to be held after the date of this annual report on Form 20-F and at each third succeeding annual meeting thereafter. In addition, our amended and restated articles of association provide, among others, that a director (other than an external director) may only be removed from office during the term listed above, by a majority of seventy five (75%) or more of the votes cast by our shareholders present and voting, not taking into account abstentions. This classification of our board of directors may delay or prevent a change of control or a change of our management. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply, our directors are elected by a resolution of our shareholders adopted by an ordinary majority standard at the annual general shareholders’ meeting. External directors may be removed from office pursuant to the terms of the Companies Law. See “—External Directors.”

Our shareholders have assigned Shai Beilis to class A of our board of directors , Avraham Eylon and Barry H. Ginsburg to class B of our board of directors and Meni Mor, Zeev Bronfeld and Eyal Sheratzky to class C of our board of directors.

Pursuant to the Companies Law, our chairman convenes and presides over the meetings of our board of directors and our board of directors is required to meet at least once every three months. In addition, a meeting of our board of directors may be convened at the request of any two directors or any one director if such director becomes aware of a matter of our company in which an apparent breach of a law or harm to proper business procedures has occurred. The quorum required for a meeting of our board of directors consists of a majority of the members of the board of directors and resolutions of our board of directors require an affirmative vote by the majority of the members present. Our amended and restated articles of associations allow our board of directors to pass resolutions without actually convening a meeting of the board of directors, provided that all directors entitled to participate in the discussion and to vote on the matter have agreed not to convene a meeting of the board of directors for a discussion of the matter.

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

External directors must be elected by a majority vote of the shares present and voting at a shareholders’ general meeting, provided that either:

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

Independent Directors

Under the Companies Law, the majority of the members of the audit committee must be independent directors. See “—Board of Directors’ Committees”. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).

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

Our audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is also responsible for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) evaluating the Company’s internal audit programme and the performance of the Company’s internal auditor and the resources at his/her disposal; (iv) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (v) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company.

Currently, our audit committee is comprised of Galia Malka and Avi Ben Haim, our external directors, and Shai Beilis, all of whom are deemed independent directors under the Companies Law and as defined by The NASDAQ Stock Market. The composition and functions of our audit committee meet the requirements of the NASDAQ Listing Rules.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among others, to examine whether a company’s actions comply with the law and proper business procedure. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is Daniel Spira, 58, a certified accountant who has served as our internal auditor since March 20, 2005. Mr. Spira has been the manager of his accounting firm for approximately twenty seven years and serves as the internal auditor of several public companies listed in Israel and abroad. He holds a B.A. in Accounting and Economics from Bar-Ilan University. Mr. Spira also serves as the internal auditor of NextGen, Bio-Cell (a company in which Zeev Bronfeld is a controlling shareholder), Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group), NasVax Ltd. (a company in which Mr. Bronfeld and Meni Mor are indirectly part of the controlling shareholders group), Allium Ltd. (a company in which Mr. Bronfeld and Meni Mor are indirectly hold shares but are not the controlling shareholders) and Geffen Medical Ltd. (a company in which Mr. Bronfeld and Meni Mor are indirectly part of the controlling shareholders group).

6.D	EMPLOYEES

Until April 2012, we had 22 employees, not including members of our board of directors, five of whom served in administrative, accounts and human resources capacities, 8 of whom were employed in research and development, 4 of whom were employed in sales and marketing and 5 of whom were employed in manufacturing and quality assurance. On March 22, 2012, we initiated the 2012 Reorganization, following which we gave a notice of termination to most of our employees. After all dismissals become effective, we will have four employees, including our chief executive officer, chief financial officer, and chief commercial officer, and an additional employee engaged in customer support. In addition to these employees, we also use a sub contractor who is in charge of our regulatory affairs and quality assurance.

In September 2011, we initiated a previous strategic restructuring, which was designed to improve the Company’s financial performance in the short and medium terms, and also included a staff reduction of 29 employees (approximately 51% of ours and  subsidiaries' employees as of such date).

The breakdown of our employees by department as of yearend for each of the last three fiscal years is as follows:

	December 31,
	2009	2010	2011
Department
Administration, accounts and human resources	5	9	5
Research and Development	23	17	8
Sales and Marketing	2	6	5
Manufacturing and Quality Assurance	13	34	7
Total	43	66	25

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

Israeli law generally requires the payment of severance by employers upon the death of an employee or termination of employment by the employer. We fund our ongoing severance obligations by making monthly payments to insurance policies. Most of our employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law, or Section 14. The said defined contribution plan is a plan under which we pay monthly contributions, at a certain percentage of the salary, into a separate independent entity. Pursuant to Section 14, upon termination of their employment, these employees will be entitled to receive only the amounts accrued in the insurance policies with respect to severance pay, and they will generally be entitled to receive such amounts even if they resign. Accordingly, our liability for accrued severance payment relates only to employees who have not agreed to be subject to Section 14. Our liability for severance pay-net as of December 31, 2011 totaled NIS 81 thousand (approximately US$21 thousand). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are up to 17.9% of wages, up to a specified amount, of which the employee contributes 12% and the employer contributes 5.9%.

6.E	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 31, 2012, are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 10,812,306 ordinary shares outstanding as March 31, 2012 .

Executive Officers and Directors:	Number	Percent

Meni Mor(1)	1,006,247	9.3%
Eyal Sheratzky(1)	1,006,247	9.3%
Zeev Bronfeld(1)	1,006,247	9.3%
Efraim Argaman, CEO	110,859	1.02%

Directors and officers as a group (6 persons)	41,139	0.38%

(1) Mr. Mor, Mr. Bronfeld and Mr. Sheratzky jointly beneficially own 1,006,247 , due to the voting agreement between them, as described under Item 7B.- Related Party Transactions” in this annual report on Form 20-F.

* All other directors and officers of the Company beneficially own each less than 1% of the Company’s shares.

Employee Benefit Plans

We maintain two equity incentive plans, each of which were adopted in compliance with Section 102 of the Israeli Income Tax Ordinance of 1961, or the Ordinance. In 2005, we adopted our first share option plan, or the 2005 Plan, and Spring Health Solutions adopted a share option plan, or the Spring Health Solutions 2005 Plan. The 2005 Plan and the Spring Health Solutions 2005 Plan are qualified under Section 102 of the Ordinance, which provides certain tax benefits in connection with share-based compensation. To be eligible for tax benefits under Section 102 of the Ordinance, options or ordinary shares must be issued through a trustee, and if held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the options until the earlier of (i) the transfer of the options or underlying shares from the trustee to the employee or director or (ii) the sale of the options or underlying shares to any other third party. The tax treatment with respect to options granted to employees and directors under the 2005 Plan and the Spring Health Solutions 2005 Plan is the result of our election of the capital gains tax track under Section 102 of the Ordinance. This election means that our employees and directors will generally be subject to a capital gains tax rate of 25% on the sale of the options or underlying shares, provided the trustee holds their options or, upon their exercise, the underlying shares for two years from the date of grant. We may not deduct expenses pertaining to the options for tax purposes. Section 102 of the Ordinance also provides for an income tax track, under which, among other things, the benefit to employees will be taxed as income, the issuer will be allowed to recognize expenses for tax purposes, and the minimum holding period for the trustee will be 12 months from the date of grant.

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

In December 2010, our board of directors has approved a pool of 800,000 options which will be subject to the 2005 Plan. Such number includes all shares and options granted since the 2010 Offering. As of March 31, 2012, 550,265 options out of these 800,000 options were granted.

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

As of March 31, 2012 we had granted a total of 998,473 options pursuant to the 2005 Plan, of which 550,265 options are from the 800,000 pool and the other options we issued prior to the year 2010. Out of these options, 387,394 had fully vested, 248,111 had been exercised into our ordinary shares and 117,489 had expired.

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

As of March 31, 2012, Spring Health Solutions has granted a total of 3750 options pursuant to the Spring Health Solutions 2005 Plan, of which 792 options were exercised into Spring Health Solutions’ ordinary shares, 708 options expired and the rest, 2,250 options, were converted into options of D. Medical. In addition, prior to the filing of the Spring Health Solutions 2005 Plan with the Israeli tax authorities in 2006, Spring Health Solutions granted in 2003 a total of 9,840 options to purchase ordinary shares of Spring Health Solutions to three former employees of Spring Health Solutions, of which 1,490 options were exercised into Spring Health Solutions’ ordinary shares and 5,032 options expired and the rest, 3,318 options, were converted into options of D. Medical. By December 31, 2010 we completed the conversion of 5,568 options of Spring Health Solutions held by current and former employees of Spring Health Solutions into 13,920 options of D. Medical, of which 6,570 were fully exercised as of March 31, 2012.

In January 2011, we decided not to issue any more options under the Spring Health Solutions 2005 Plan, and requested to terminate it. As of March 31, 2012 there are no options outstanding in Spring Health Solutions.

The 2011 Grant and Re-Pricing of Outstanding Options

On November 2, 2011, our board of directors approved (following an approval by our compensation committee and audit committee) the grant of 64,600 options to employees of the Company and the re-pricing of outstanding options to purchase ordinary shares of the Company, subject to certain conditions, (the "Re-Pricing"). According to said resolution, the exercise price of the newly granted options is NIS 25.33 (US$ 6.629) and they shall vest over 4 years, in accordance with the terms of the 2005 Plan. The Re-Pricing, which applies to the newly granted options as well, is subject to certain conditions, including, among others, that the total revenues from sales to unaffiliated parties during the period commencing April 1, 2012 and until March 31, 2013 shall be not less than US$3 million (the "Re-Pricing Conditions"). If the Re-Pricing Conditions are met, the exercise price of all options previously granted to the Company's directors, employees and consultants, shall be adjusted to 7.962 NIS (approximately US$ 2.084; such price is equal to the closing price of the Company's ordinary shares on the TASE on November 2, 2011). The Re-Pricing of options held by directors of the Company is subject to the approval of the Company's shareholders. The Re-Pricing does not adjust the original vesting period of the options, provided however, that in some cases, the vesting period of the options shall be extended until one business day following the expiration of the holding period under Section 102 of the Israeli Tax Ordinance, 1961.

The following table summarizes information about share options outstanding as of yearend:

	2011		2010		2009
	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants
Outstanding at January 1,	26.52	734,524	17.6	438,049	7.36	301,600
Granted	25.33	80,225	25.61	470,040	29.12	189,723
Forfeited	25.73	55,955	11.07	12,329	–	–
Expired	-	-	–	–	–	–
Exercised	0.01	6,570	0.53	161,236	0.32	53,274
Outstanding at December 31,	27.20	752,224	26.52	734,524	17.6	438,049
Exercisable at December 31,	27.23	376,887	24.07	168,338	8.96	258,795

Item 7. Major Shareholder and Related Party Transactions

7.A	MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2012, by each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding ordinary shares.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2012, if any. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 10,812,306 ordinary shares outstanding as of March 31, 2012.

	Shares Beneficially Owned
Name and Address of Holder	Number	Percent

Shimon Cohen (1) 20 Derech Ha’Shalom St., Tel-Aviv 61250, Israel	639,893	5.92%
Meni Mor (2)	1,006,247	9.31%
Eyal Sheratzky (2)	1,006,247	9.31%
Zeev Bronfeld (2)	1,006,247	9.31%

(1)
The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Mr. Shimon Cohen on March 12, 2012. The shares are held directly held by Mr. Cohen and by a private company wholly owned by him.

(2)
The information is based upon information provided to by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld, and a Schedule 13G filed with the SEC by Mr. Meni Mor, Mr. Eyal Sheratzky and Mr. Zeev Bronfeld on February 9, 2012. Includes 254,214 ordinary shares held directly by Mr. Mor, constituting 2.35% of our issued and outstanding share capital as of March 31, 2012. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor. Includes 504,661 ordinary shares held directly by Mr. Bronfeld, constituting 4.67% of our issued and outstanding share capital as of March 31, 2012. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Bronfeld. Includes 247,372 ordinary shares held directly by Mr. Sheratzky, constituting 2.29% of our issued and outstanding share capital as of March 31, 2012. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Sheratzky.

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

Based on the information provided to us by our transfer agent, other than share held by Cede & Co., there were no registered U.S. holders of our shares as of March 31, 2012.

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B	RELATED PARTY TRANSACTIONS

Shareholders Agreement

Meni Mor, Eyal Sheratzky and Zeev Bronfeld are parties to a shareholders’ agreement, or the shareholders agreement dated as November 23, 2004, as amended on January 1, 2007. Each party to the shareholders agreement agreed to meet prior to each of our shareholders meetings for the purpose of discussing the matters included on the agenda of any such meeting. Following discussion, each party votes on such matters with each party having one vote and the outcome based on a simple majority. Each of the parties then votes as a block at the subsequent shareholders meeting in accordance with the outcome of that vote. The agreement to vote described above applies to all beneficial holdings of the parties to the agreement.

With respect to the shares owned by each party as of the date of the shareholders agreement, the parties have tag-along rights on a pro rata basis in the event that a party wishes to sell his shares to a third party and have agreed to notify each other of an intended sale of such shares on a stock exchange.

As of March 31, 2012, the parties to the shareholders agreement beneficially own approximately   9.31% of our outstanding ordinary shares.

Transactions with Our Directors and Principal Officers

On March 16, 2006, following the approval of our audit committee and our board of directors, our shareholders approved an agreement between us, Bio-Cell (a company in which Zeev Bronfeld is a controlling shareholder) and Biomedix (a company in which Mr. Bronfeld and Meni Mor are part of the controlling shareholders group). Pursuant to this agreement, the three companies agreed to share the expenses related to the lease of our headquarters in Ramat-Gan, as well as other administrative expenses and shared employees, proportionally, provided that if a specific expense only relates to a certain company, such company will solely bear such expense. As of April 2007, the three companies resolved to share the costs of mutual employees based on actual hours dedicated to each respective company. On February 7, 2010, following the approval of our audit committee and our board of directors, our shareholders approved the extension of the March 16, 2006 agreement through January 1, 2011, provided that the shared costs of mutual employees will be based on the actual hours dedicated by each such employee to each respective company. On March 11, 2010, our audit committee and board of directors approved the addition of Gefen to the abovementioned arrangement regarding the lease and shared costs. On November 23, 2010, our board of directors approved an extension to the abovementioned arrangement regarding the lease and shared costs among the Company, Bio-Cell, Biomedix and ATI, until January 1, 2012. On August 4, 2011, the general assembly of our shareholders approved the extension of the said agreement until December 31, 2013 During 2010 and 2011, we paid the aggregate sums of NIS 291 thousand (approximately US$76 thousand) and NIS 211 thousand (approximately US$ 55 thousand), respectively, for our portion of the shared costs.

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

On September 22, 2009, we entered into an independent contractor agreement with Mr. Mor, pursuant to which he agreed to serve as the chairman of our board of directors. The agreement provides for a monthly payment of NIS 20 thousand (approximately US$5.23 thousand), plus VAT, linked to the Israeli CPI on a quarterly basis. The agreement has a term of five years commencing on September 22, 2009 and may be terminated by either party upon 60-days’ prior written notice to the other party. We may terminate the agreement in certain circumstances with immediate effect. Mr. Mor is a class C director. In the event that he is not re-elected at the next annual shareholders meeting following the date of this annual report on Form 20-F, we would exercise our right to terminate this agreement upon 60-days’ prior written notice. Mr. Mor is entitled to reimbursement for his expenses up to the monthly sum of NIS 3 thousand (approximately US$785). In addition, we pay for Mr. Mor’s cellular phone and cellular modem expenses. Following the approval of our audit committee and board of directors, the agreement was approved by our shareholders on September 16, 2009. On March 22, 2012, in connection with the 2012 Reorganization, our board of directors approved a reduction in Mr. Mor's monthly compensation (together with additional officers and members of the board of directors) by ten percent. The reduction became effective as of April 2012.

On January 11, 2011, our shareholders approved a consulting agreement with M.B.R.T. Development and Investment, Ltd., or M.B.R.T, a company controlled by Mr. Zeev Bronfeld., pursuant to which Mr. Bronfeld will provide the Company with consulting services in connection with its on-going operations in consideration for a monthly fee of NIS 20 thousand (US$5.23 thousand) plus VAT. The new agreement may be terminated by either party upon 90 days’ prior written notice to the other party. This Agreement replaced a previous agreement between M.B.R.T and Sindolor Medical (a former indirect subsidiary of the Company) dated February 17, 2010. According to the former agreement, Mr. Bronfeld was to serve as the chairman of the board of directors of Sindolor Medical, for a monthly fee of NIS 20 thousand plus VAT (approximately US$ 5.23 thousand).  On March 22, 2012, in connection with the 2012 Reorganization, our board of directors approved a reduction in Mr. Bronfeld's monthly compensation (together with additional officers and members of the board of directors) by ten percent. The reduction became effective as of April 2012.

On September 1, 2009, we granted Mr. Argaman a NIS 200 thousand loan bearing interest at an annual rate of 4%, as adjusted to the Israeli CPI, which Mr. Argaman fully repaid on March 7, 2010.

On August 11, 2010, our shareholders elected Dr. Barry H. Ginsberg as a class B director of the Company and approved his compensation terms as follows: an annual compensation of US$12,000; US$1,000 per each meeting in which he participates in person, and US$250 per each telephonic meeting or unanimous written resolution, payable against a tax invoice as required by law plus VAT, if applicable. In addition, if Dr. Ginsberg is required to arrive to Israel for board meetings, he will be entitled to reimbursement for the expenses of business class flights, accommodation expenses at a five star hotel and direct expenses in connection with his stay in Israel for the purpose of attending the board meetings. In addition, on October 18, 2010, our shareholders approved the grant to Dr. Ginsberg of 15,625 options to purchase the Company’s ordinary shares, at an exercise price per ordinary share equal to the price of the ordinary shares offered at the 2010 Offering, i.e. US$7. The options vest on a quarterly basis in equal parts over a period of four years from the date Dr. Ginsberg’s appointment became effective, i.e. August 11, 2010; except that in the event of a sale of the activities of any of the Company’s subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company’s ordinary shares at a pre-money company valuation of at least US$150 million, all of Dr. Ginsberg’s unvested options at such time will automatically become fully vested.. For information regarding the contingent Re-Pricing of all options held by our employees, directors and officers, including options owned by Mr. Ginsberg, see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F.

On January 16, 2011, Mr. Israel Tal, ceased serving in his position as our vice president of marketing and business development, and his employment agreement with us was therefore terminated. Pursuant to his employment agreement, Mr. Tal may not be employed or provide services to any entity competing with our business for a period of 18 months following the expiration or termination of his employment with us. Mr. Tal further agreed that during a period of 24 months following the termination of his employment, he would not solicit any of our employees or otherwise contact any customers or any third parties that have business relations with us. Mr. Tal also serves as chief executive officer of NextGen and Sindolor Medical. We previously granted to Mr. Tal 15,625 options, exercisable into 15,625 of our ordinary shares over a period of 10 years, for an exercise price of NIS 32.4736 (approximately US$ 8.498) for each option. One-third of the aggregate number of options granted to Mr. Tal was to vest after 12 months of employment and one-twelfth of the remaining options was to vest each quarter until the end of his third year of employment. On November 23, 2010, our board of directors resolved that Mr. Tal’s vested options as of the date of termination of his employment with us shall remain exercisable for a period of one year from termination, i.e. January 15, 2012, rather than three months in accordance with the 2005 Plan. None of these options were exercise, and they all expired . In addition, on October 26, 2010, we granted Mr. Tal additional 12,725 options, exercisable into 12,725 of our ordinary shares, at an exercise price of NIS 25.33 (approximately US$6.629) for each option, which were to vest over a period of four years from the date of the grant, provided that he had worked for a period of at least a year at the Company. However, these options expired and are no longer exercisable.

On February 16, 2011, our shareholders elected Mr. Shai Beilis as a class A director of the Company and approved his compensation terms as follows: an annual cash compensation equal to the compensation payable to the Company’s external directors, i.e. an annual compensation of NIS 19,877 (approximately US$5 thousand) and a per meeting compensation of NIS 1,151 (approximately US$301), linked to the Israeli consumer price index (or 50% and 60% thereof in the event of a written resolution or a telephonic meeting, respectively). In addition, Mr. Beilis was granted 15,625 options to purchase 15,625 of the Company’s ordinary shares, under the 2005 Plan, at an exercise price of NIS 25.33 per ordinary share (approximately US$6.629). The options vest on a quarterly basis in equal parts over a period of 4 years from the date Mr. Beilis’ appointment became effective, i.e. February 26, 2011; except that in the event of a sale of the activities of any of the Company’s subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company’s ordinary shares at a pre-money company valuation of at least US$150 million, all of Mr. Beilis’ unvested options at such time will automatically become fully vested.. For information regarding  the contingent Re-Pricing of all options held by our employees, directors and officers, including options owned by Mr. Beilis, see "Item 6E. Share Ownership – Employee Benefit Plans – The 2011 Grant and Re-Pricing of Outstanding Options" in this annual report on Form 20-F.

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

Transactions with Our Affiliates and Associates

Transactions with Spring Health Solutions

On February 6, 2005, D. Medical entered into an agreement with Spring Health Solutions and Avraham Shekalim pursuant to which we acquired 70% of the issued share capital of Spring Health Solutions for US$1.5 million. We paid US$500 thousand of the purchase price immediately with an additional US$500 thousand conditioned upon Spring Health Solutions’ manufacturing ten identical prototypes of a durable insulin pump within six months, and the remaining US$500 thousand conditioned upon Spring Health Solutions entering into a strategic partnership with an international body or completing the development of a disposable insulin pump prototype within ten months. Although Spring Health Solutions eventually met these milestones, it was unable to meet them within the time frame set forth in the agreement. Nevertheless, we resolved to continue our investment in Spring Health Solutions and, in February and July of 2006, we transferred the remaining investments based on our observations and conclusion that such investment was required in order to allow Spring Health Solutions to meet the milestones and its other goals. Pursuant to the agreement, Spring Health Solutions granted to its other shareholders the right to convert their shares in Spring Health Solutions into our ordinary shares at the ratio of one Spring Health Solutions share to 2.5 of our ordinary shares. The conversion right was subject to Spring Health Solutions obtaining an FDA approval or CE Mark approval for the insulin pump within six months of the grant. In February 2010, notwithstanding the fact that the conversion right expired, we extended the conversion option until December 31, 2010; and in May 2010, we resolved to provide a similar option to Spring Health Solutions’ option holders such that they may choose, subject to certain conditions precedent, to convert their options to purchase shares of Spring Health Solutions into options to purchase our ordinary shares at a ratio of one Spring Health Solutions option to 2.5 options of D. Medical. Each option of D. Medical is exercisable by the holder for one ordinary share. All shareholders of Spring Health Solutions who were entitled to convert their shares into ordinary shares of the Company have executed agreements to affect such conversion. Accordingly, on December 23, 2010, we issued a total of 151,913 ordinary shares to shareholders of Spring Health Solutions. Consequently, we now hold 100% of the issued and outstanding share capital of Spring Health Solutions. In addition, all current option holders of Spring Health Solutions have also agreed to convert their options to purchase shares of Spring Health Solutions into options to purchase ordinary shares of the Company at the ratio of one Spring Health Solutions option to two and a half options of the Company. Accordingly, on December 2010, we issued a total of 13,920 options to purchase 13,920 ordinary shares of the Company, under the 2005 Plan, and in accordance with the vesting schedule and exercise price of the holders’ original Spring Health Solutions options.

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

During the last few years, we granted numerous loans to Spring Health Solutions, in a total evaluated amount of NIS 44,224 thousand (approximately US$11,574thousand). All loans were linked to the Israeli CPI, bore an annual interest at the rate of 4%, and were to be repaid by Spring Health Solutions within five years of the date of the loan. In December 2011, we and Spring Health Solutions resolved to approve a settlement of all the loans granted by us to Spring Health Solutions, and the grant of a new loan by us to Spring Health Solutions, in a total of NIS 45,500 thousand (approximately US$ 11,908 thousand). The new loan is linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

Transactions with G-Sense

In April 2005, we entered into an agreement with Spring Health Solutions and G-Sense pursuant to which Spring Health Solutions assigned all of its rights, including intellectual property rights, in a blood glucose monitoring sensor to G-Sense. In exchange for the assignment of rights, G-Sense agreed to pay to Spring Health Solutions royalties equal to 4% of the income G-Sense generated from the sensor. G-Sense is required to pay such royalties to Spring Health Solutions on an annual basis. Pursuant to the agreement, we agreed to invest up to US$2,500 thousand in G-Sense upon the achievement of certain product development milestones. We have the right to terminate our future investments in G-Sense in our sole discretion by providing G-Sense with 45-days’ prior written notice of such termination. As of June 1, 2011, we had invested an aggregate of US$300 thousand in G-Sense. As of March 31, 2012, G-Sense had not paid any royalties under the agreement.

In April 2005, G-Sense entered into an agreement with Avraham Shekalim pursuant to which Mr. Shekalim will provide G-Sense with ten hours per week of development and consultation services, primarily relating to the completion of the clinical model and feasibility of a continuous glucose monitoring device. In addition to a monthly salary initially set at NIS 8 thousand (approximately US$ 2.09 thousand), Mr. Shekalim was also granted the following rights: (i) in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, Mr. Shekalim is entitled to up to US$200 thousand or up to 500,000 options convertible into 15,625 options of D. Medical at G-Sense’s discretion and depending on the identity of the strategic partner; and (ii) options in G-Sense, exercisable for no additional consideration, constituting 8% of the issued share capital of G-Sense; provided that in the event that an exit event, including the sale of the intellectual property of G-Sense, the sale of the majority of the shares in G-Sense, a public offering of G-Sense or a merger with one or more third parties, occurs prior to any investment of US$2,500 thousand in G-Sense, Mr. Shekalim is entitled to receive additional options, exercisable for no additional consideration, which will entitle Mr. Shekalim to hold, at the time immediately prior to the exit event, 15% of the issued share capital of G-Sense. Mr. Shekalim’s holdings may not be diluted by issuances of shares in G-Sense until investments in G-Sense reach $6,000 thousand. Thereafter, Mr. Shekalim’s holdings will be diluted at the same rate by which D. Medical’s holdings are diluted in each round of financing. Spring Health Solutions provided Mr. Shekalim’s consultation services to G-Sense, for which Spring Health Solutions charged G-Sense 10% of Mr. Shekalim’s monthly salary at Spring Health Solutions. In addition, Spring Health Solutions provided Mr. Shklaim’s consultation services to Spring-Set Health Solutions, for which Spring Health Solutions charged Spring-Set Health Solutions 15% of Mr. Shekalim’s monthly salary at Spring Health Solutions. As of February 2011, Mr. Shekalim no longer provides services to G-Sense and we are of the opinion that his entitlement to cash bonus or options to purchase our ordinary shares in the event that a strategic cooperation agreement is executed, has expired. We are unaware of his position on this matter.

During the last few years, we granted numerous loans to G-Sense, in a total evaluated amount of NIS 11,541 thousand (approximately US$ 3,020 thousand). All loans were linked to the Israeli CPI, bore an annual interest at the rate of 4%, and were to be repaid by G-Sense within five years of the date of the loan. In December 2011, we and G-Sense resolved to approve a settlement of all the loans granted by us to G-Sense, and the grant of a new loan by us to G-Sense, in a total of NIS 11,550 thousand (approximately US$3,023 thousand). The new loan is linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by G-Sense within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

Transactions with Spring-Set Health Solutions

In January 2008, we entered into an agreement with Spring Health Solutions and Spring-Set Health Solutions, pursuant to which Spring Health Solutions irrevocably assigned all of its rights, including intellectual property rights and the application for patent registration in respect thereof, relating to our Spring Universal Infusion Sets to Spring-Set Health Solutions. Pursuant to this agreement, Spring Health Solutions will be entitled to receive royalty payments equal to 7% of all income generated by Spring-Set Health Solutions from the commercialization of our Spring Universal Infusion Sets, including from sales, licenses and other third-party rights, excluding income generated from sales to Spring Health Solutions and grants received by Spring-Set Health Solutions, including from the Office of the Chief Scientist. The royalties are to be paid to Spring Health Solutions on an annual basis. In addition, Spring Health Solutions has a right to purchase Spring Universal Infusion Sets from Spring-Set Health Solutions at cost.

In January 2008, we entered into an agreement with Spring-Set Health Solutions and Avraham Shekalim pursuant to which Spring-Set Health Solutions issued to Mr. Shkalim ordinary shares of Spring-Set Health Solutions constituting 9.9% of the issued share capital of Spring-Set Health Solutions in connection with services granted by Mr. Shekalim to Spring-Set Health Solutions. In addition, Mr. Shekalim was entitled to convert all of his shares in Spring-Set Health Solutions into 73,148 of our ordinary shares in the event that Spring-Set Health Solutions’s sales exceed US$1,000 thousand and provided that Spring-Set Health Solutions’s sales exceed Sindolor Medical’s sales and further provided that Mr. Shkalim obtains all tax approvals for such conversion on his account. The agreement further provided that D. Medical has a right to force the conversion, as long as the aforesaid conditions are met.  Under the agreement, Mr. Shekalim was entitled to a cash bonus of up to US$1,000 thousand based on the revenues of Spring-Set Health Solutions as detailed in the agreement. Pursuant to the agreement, Mr. Shekalim will continue to act as a director in Spring-Set Health Solutions for as long as he holds shares in Spring-Set Health Solutions. Since February 2010, Mr. Shekalim no longer provides services to Spring-Set Health Solutions and we are of the opinion that his entitlement to bonuses based on revenues has expired. We are unaware of his position on this matter. On October 3, 2011 pursuant to court judgment, Mr. Shekalim's shares in Spring-Set Health Solutions will be converted into 73,148 shares of our shares and Mr. Shekalim will no longer serve as a member of Spring-Set board of directors.

During the last few years, we granted numerous loans to Spring Set Health Solutions, in a total evaluated amount of NIS 26,762 thousand (approximately US$ 7,004 thousand). All loans were linked to the Israeli CPI, bore an annual interest at the rate of 4%, and were to be repaid by Spring Set Health Solutions within five years of the date of the loan. In December 2011, we and Spring Set Health Solutions resolved to approve a settlement of NIS 23,752 thousand (approximately US$ 6,216 thousand) of these  loans granted by us to Spring Set Health Solutions, and the grant of a new loan by us to Spring Set Health Solutions, in a total of NIS 25,500 thousand (approximately US$ 6,674thousand). The new loan is linked to the Israeli CPI, and bearing an annual interest at the rate of 4% to be repaid by Spring Set Health Solutions within five years of the date of the loan. We have the right to demand immediate repayment of the loan and accrued interest at any time.

Transactions with Sindolor Medical and NextGen

This section describes past transactions with Sindolor Medical and NextGen. Please note that we no longer own shares of NextGen or its subsidiaries, including Sindolor Medical. Until August 2011, we were the controlling shareholder of NextGen, a, an Israeli public company that owned a controlling interest (through a holding company) in Sindolor Medical.  On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen’s and its subsidiaries’ cash reserves at the closing of the sale transaction. The closing of the sale transaction is expected to occur by June 30, occurred on August 3, 2011, following which we will no longer own shares of NextGen or its subsidiaries, including Sindolor Medical. See "Item 10C. Material Contracts – NexGen Sale Agreement" in this annual report on Form 20-F for additional information.

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

On May 3, 2007, Sindolor Medical entered into an agreement with I. Rauch & Co. Financial Advisors Ltd., or I. Rauch, pursuant to which I. Rauch assigned to Sindolor Medical all rights and title to certain applications for patents as detailed in the agreement for US$340 thousand and for an undertaking by Sindolor Medical to pay to I. Rauch royalties at the rate of 20% of Sindolor Medical’s income up to US$500 thousand. As of August 3, 2011 (the closing date of the NextGen sale transaction), Sindolor Medical had not paid any royalties pursuant to the agreement

On August 27, 2009, we entered into agreements pursuant to which we became the controlling shareholder of NextGen (formerly known as Sela Group.Com Ltd.) in consideration for our holdings in Sindolor Medical and cash payments as described below. At the time of the transaction, NextGen’s only asset was NIS 1,800 thousand (approximately US$ 471 thousand) of cash.

On January 13, 2010, we transferred our direct holdings in Sindolor Medical to a separate, publicly-traded company, NextGen, in order to increase our ability to raise public funds intended for Sindolor Medical’s use. This transfer included:

•	the transfer to NextGen of our holdings in Sindolor Medical (57.6% on a non-diluted basis);

•	the issuance to us of NextGen’s shares representing 88.6% of NextGen’s share capital;

•	a payment of NIS 1,150 thousand (approximately US$ 301 thousand) by us to the persons who previously controlled NextGen, or the sellers;

•
the consummation of a rights offering pursuant to which all shareholders of NextGen were offered rights to purchase shares of NextGen for an exercise price of NIS 0.01 per share. Pursuant to the terms of the transaction, we then transferred to the sellers shares of NextGen, which we purchased as part of the rights offering, constituting 15% of NextGen’s share capital, in consideration for their exercise price NIS 209 thousand (approximately US$55 thousand), and the sellers subsequently sold these shares to the public; and

•	the issuance to us of options to purchase 5% of the share capital of NextGen and the transfer of 50% of these options (representing 2.5% of the share capital of NextGen) to the sellers.

Customary representations and warranties relating to the business and condition of Sindolor Medical and NextGen were provided in this transaction.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 thousand (approximately US$929 thousand). As part of this rights offering, we have undertaken to exercise all of our rights to purchase shares of NextGen in consideration for NIS 2,609 thousand (approximately US$ 683 thousand) and to sell these shares in consideration for NIS 2,459 thousand (approximately US$ 644 thousand) to a broker who will distribute them at its sole discretion. Following this transaction, we held 58.2% of the share capital of NextGen on a fully-diluted basis.

On February 17, 2010, NextGen and Sindolor Medical entered into a convertible loan agreement pursuant to which NextGen agreed to extend a loan to Sindolor Medical in an aggregate amount of NIS 1,000 thousand (approximately US$ 262 thousand), linked to the Israeli CPI, and bearing interest at an annual rate of 4% to be repaid by Sindolor Medical by February 16, 2011. In the event that the loan is not fully repaid on such date, the amount outstanding may be converted into shares of Sindolor Medical based on a pre-money valuation (noted solely for the purpose of the loan) of NIS 4,000 thousand (approximately US$ 1,047 thousand). Each of the minority shareholders of Sindolor Medical has the right to join the loan agreement by repaying a portion of the amounts that remain unpaid on the loan’s maturity date, pro rata to their holdings of Sindolor Medical prior to the grant of the loan, and thereby receiving shares of Sindolor Medical, which shall be deemed to have been converted in respect of such portion of the loan that they repay. A shareholder who desires to exercise its right to join the loan agreement as provided above must have notified Sindolor Medical of its intention to exercise its rights in the event that the loan is converted into shares prior to February 3, 2011. On February 2, 2011 the parties to the loan agreement decided to extend the loan until May 16, 2011, and therefore a shareholder who desires to exercise its right to join the loan agreement, as provided above, must have notified Sindolor Medical of its intention to exercise its rights in the event that the loan is converted into shares, prior to May 3, 2011. Sindolor Medical has undertaken to repay the loan, fully or partially, to the extent that on its maturity date it has sufficient funds, less current liabilities, to repay it. NextGen’s board of directors resolved that it will decide whether to continue financing Sindolor Medical in May, and that this decision will take into consideration the participation of the minority shareholders in that financing. On May 16, 2011 Sindolor Medical and NexGen have agreed that Sindolor Medical would issue 121,053 shares NIS 0.01 par value, in lieu of repaying the loan. Following the issuance of the said shares, NextGen held directly and indirectly 66.45% (64.94% on a fully diluted basis) of Sindolor Medical’s share capital.

In July 2010, NextGen and Sindolor Medical have approved, effective April 1, 2010: (i) payment of monthly fees (Sindolor Medical in the amount of NIS 34 thousand (approximately US$8.9 thousand) and NextGen in the amount of NIS 33 thousand (approximately US$ 8.6 thousand)) to D. Medical for administrative and operational services provided by D. Medical to Sindolor Medical and NextGen; and (ii) the participation in the premium expenses of our officers’ and directors’ insurance policy, which also covers directors and office holders of our subsidiaries. On December 23, 2010, our board of directors resolved that the monthly fees payable to the Company by NextGen and Sindolor Medical be decreased to reflect actual services provided, such that Sindolor Medical shall pay NIS 8 thousand (approximately US$2.1 thousand) instead of NIS 34 thousand (approximately US$ 8.9 thousand) and NextGen shall pay NIS 18 thousand (approximately US$ 4.7 thousand) to us, and NIS 15 thousand (approximately US$3.9) to Sindolor Medical, instead of a total amount of NIS 33 thousand (approximately US$8.6 thousand) to us, effective as of January 16, 2011.

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

On September 15, 2011, following the exchange of letters between the Company and Mr. Avraham Shekalim, formerly a minority shareholder of Spring Set Health Solutions and a former member of Spring Set Health Solution's board of directors, the Company, Spring-Set Health Solutions and Spring Health Solutions  were served with a request for a temporary injunction filed with the District Court of Haifa by Mr. Avraham Shekalim. Mr. Shekalim asked the court to issue a temporary injunction preventing the Company, Spring Set Health Solutions and Spring Health Solutions from amending the agreement between them and to order the payment of a bonus in the aggregate amount of $250,000 (the “Lawsuit”). On October 3, 2011, the court issued a decision that incorporates the terms of a settlement among the parties and concludes the Lawsuit (the “Judgment”). The Judgment dismissed the Lawsuit subject to the satisfaction of the terms of the Judgment, and the parties have reserved their rights to seek monetary claims against each other. The Judgment provided, among others, that Mr. Shekalim's shares in Spring Set Health Solutions will be converted into 73,148 ordinary shares of the Company (which, at such time, represented approximately 0.9% of the Company's ordinary shares following the issuance), in accordance with the terms of a previous agreement entered into between the Company, Spring Set Health Solutions and Mr. Shekalim in 2008 (the "Conversion"). Following the Conversion, which was approved by our board of directors, Mr. Shekalim resigned from his position as member of the board of directors of Spring Set Health Solutions, and is no longer a shareholder of Spring Set Health Solutions. However, pursuant to the Judgment, Mr. Shekalim is entitled to receive information relating to sales of certain products and to receive quarterly and annual financial statements of Spring Set Health Solutions.

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

Tel Aviv Stock Exchange

	Price per share (NIS)
	High	Low
Yearly highs and lows

2007	45.54	16.06
2008	37.92	8.22
2009	38.40	9.09
2010	45.47	13.74
2011	18.61	6.03

Quarterly highs and lows
2010
First quarter	44.16	24.77
Second quarter	45.47	25.75
Third quarter	37.97	17.75
Fourth quarter	19.78	13.63
2011
First quarter	16.14	11.25
Second quarter	18.61	10.55
Third quarter	14.60	6.66
Fourth quarter	8.4	6.03
2012
First quarter	6.1	1.34

Monthly highs and lows
October 2011	8.4	6.55
November 2011	8.15	6.51
December 2011	7.38	6.03
January 2012	6.10	2.77
February 2012	3.053	2.15
March 2012	2.17	1.34

Trading in the United States

Our ordinary shares began trading on the NASDAQ Capital Market on August 5, 2010 under the symbol DMED, at a price of US$ 7.00 per share. The table below presents, for the periods indicated, the reported high and low market prices on the NASDAQ Capital Market:

NASDAQ Capital Market

	Price per share (approximately US$)
	High	Low

Yearly highs and lows
2010 (from August 5, 2010)	6.44	3.94
2011	6.88	1.54

Quarterly highs and lows
2010
Third quarter	6.44	4.87
Fourth quarter	5.5	3.94
2011
First quarter	4.79	3.12
Second quarter	6.88	3.02
Third quarter	4.57	1.63
Fourth quarter	2.6	1.54
2012
First quarter	1.5	0.35

Monthly highs and lows
October 2011	2.6	1.69
November 2011	2.3	1.65
December 2011	2.04	1.54
January 2012	1.5	0.75
February 2012	0.87	0.57
March 2012	0.61	0.35

9.C	PLAN OF DISTRIBUTION

Not Applicable

9.C	MARKETS

Our ordinary shares are quoted on The NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “DMED”.

9.D	SELLING SHAREHOLDERS

Not Applicable.

9.E	DILUTION

Not Applicable.

9.F	EXPENSES OF THE ISSUE

Not Applicable.

Item 10. Additional Information

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purpose

Our registration number with the Israeli registrar of companies is 520041955. Our object is to engage in any legal business.

Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6A. Directors and Senior Management.” is an office holder of our company under the Companies Law.

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

Compensation. Under the Companies Law, compensation arrangements with office holders who are not directors, regarding the terms of their engagement or employment with the company (including with respect to insurance, indemnification and exculpation), require the approval of the audit committee and the board of directors, in that order.Arrangements regarding the compensation of directors (including with respect to the engagement of directors in other positions in the company) require audit committee, board of directors and shareholder approval, in that order.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A person also has personal interest, according to the Companies Law, if such person votes through a proxy and such proxy has personal interest, or if such person is the proxy, and the shareholder on behalf of whom he is voting has personal interest (regardless of whether or not the proxy can exercise any discretion when casing his vote) The term “relative” is defined by the Companies Law as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing. The office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.”

Approvals. The Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our amended and restated articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of our ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. Our amended and restated articles of association provide for a staggered board. See “Item 6C. Board Practices—Board of Directors and Executive Officers.” The election of external directors is subject to special approval requirements as described under “Item 6C. Board Practices—External Directors.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Exculpation, Indemnification and Insurance of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. However, an Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

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

In addition, an Israeli company may not insure, directly or indirectly, an office holder against administrative enforcement procedures, financial sanctions or arrangements, instituted by the Israeli Securities Authority, pursuant to chapters H’3, H’4 and I’1 of the Israeli Securities Law, 1968, or the Securities Law. Moreover, an Israeli company may not indemnify against, or repay, directly or indirectly, any financial sanction imposed in connection with such proceedings, and its controlling shareholder may not indemnify against, or repay, any financial sanction imposed on the company, a senior office holder (as defined in the Securities Law) or an employee of the company. However, an Israeli company may indemnify or insure a person against certain payments to third parties in connection with such proceedings, as well as against reasonable litigation expenses, including attorneys’ fees.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect to our directors, by our shareholders.

Our amended and restated articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law. Our amended and restated articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

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

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our amended and restated articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made.

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

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders’ relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

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

Under the Companies Law, an annual general meeting of our shareholders must be held once every calendar year and no later than 15 months from the date of the previous annual general meeting. Pursuant to our amended and restated articles of association, the quorum required for a general meeting of shareholders consists of at least one shareholder present in person or by proxy holding at least 25% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

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

An ordinary resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Under the Companies Law, unless otherwise provided in a company’s articles of association or under applicable law, all resolutions of the shareholders of a company require a simple majority. Our amended and restated articles of association provide that a director (other than an external director) may only be removed from office without cause by a resolution adopted by a majority of seventy five percent or more of our shareholders present and voting (not taking into consideration abstentions), and that the articles relating to the number of directors, staggered board and removal of a director from office without cause may be changed only by a resolution adopted by a majority of seventy five percent or more of our shareholders present and voting (not taking into consideration abstentions). Other than with respect to these resolutions, and unless otherwise required by law, all resolutions of our shareholders require a simple majority vote, including resolutions to:

•	amend our amended and restated articles of association;

•	make changes in our capital structure, such as a reduction of capital, increase of capital or stock split, merger or consolidation;

•	authorize a new class of shares;

•	elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with office holders.

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

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association provide that the board of directors may declare and distribute dividends and do not require the approval of the shareholders. For more information on our ability to grant or declare dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of our liabilities, in proportion to the paid-up par value of their respective holdings. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Transfer of Ordinary Shares and Notices

Our ordinary shares will be issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Subsidiary Transfer Restrictions

Transfers of securities of Spring Health Solutions, Spring Set Health Solutions and G-Sense, are subject to various restrictions under their respective articles of association. Each of the articles of association of Spring Health Solutions and G-Sense, includes a right of first refusal pursuant to which any shareholder desiring to transfer its securities in such company to a third party is required to first offer such securities to all other shareholders in such subsidiary to be acquired by them pro rata under the same terms and conditions as the proposed sale to such third party. In each case, the right of first refusal provides for transfers to certain permitted transferees. In addition, any transfer of securities in Spring Health Solutions or G-Sense is further subject to tag-along rights pursuant to which all shareholders in such subsidiary may join and sell their pro rata share in such subsidiaries as part of a proposed transfer of securities by a shareholder to a third party. Furthermore, any transfer of securities in Spring Health Solutions or Spring Set Health Solutions, is subject to the approval of the board of directors of such subsidiary.

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

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may (unless otherwise provided in the offering memorandum), within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

Anti-Takeover Measures Under Israeli Law. The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report on Form 20-F, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our amended and restated articles of association which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting. The rules and regulations of the TASE also limit the terms permitted with respect to a second class of shares and prohibit the second class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided by the Companies Law as described above in “—Voting, Shareholder Meetings and Resolutions”

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10E. Taxation.”

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

10.C	MATERIAL CONTRACTS

For agreements with our subsidiaries and among our associates, see “Item 7B. Interested Party Transaction—Transactions with Our Affiliates and Associates.”

Master Manufacturing Agreement with UPG

On August 17, 2010, Spring Health Solutions (then Nilimedix) and Spring-Set Health Solutions (then Medex-Set) have entered into a master manufacturing agreement with UPG, a Chinese company and a subsidiary of United Plastics Group, Inc., for the design and manufacturing of the disposable parts of our Spring Zone Pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. According to the agreement, UPG shall design, manufacture, package and sterilize the products exclusively for the Company, in accordance with certain specifications and subject to the terms and conditions of the agreement. The Company shall purchase the products on a non-exclusive basis from the UPG. Under the agreement, the Company retained its right to manufacture the products on its own, or through third parties. The initial term of the agreement is three years from the date of the agreement, and the Company has the option to extend the term of the agreement for additional two years, subject to the terms and conditions of the agreement. During the term of the agreement (and after UPG announces that it is ready for production), the Company undertook to purchase minimum number of units per month. On March 28, 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets, pursuant to the agreement.

Standby Equity Purchase Agreement

On April 16, 2011, we entered into a standby equity purchase agreement, or SEDA, with YA Global Investments L.P. (“YA”), a fund managed by Yorkville Advisors, LLC (“Yorkville”), whereby D. Medical has option, at its sole discretion, to issue and sell up to US$10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the SEDA (which was later amended), D. Medical was able to sell, and YA was obligated to buy, up to US$500,000 of D. Medical’s ordinary shares in any ten-day period. The ordinary shares sold under the SEDA were to be purchased at a 3% discount to the lowest market price during the ten-day period, subject to TASE limitations with respect to a minimum price. The SEDA was subject to the effectiveness of the Shelf Prospectus in Israel (which became effective on September 11, 2011; see "Item 4A. History and Development of the Company" for additional information) and the rules and regulations of the Israeli Securities Authority and TASE. Under the SEDA, D. Medical undertook to pay YA a commitment fee of 2%. The SEDA was amended three times. The amendments to the SEDA provide, among others, that the maximum advance amount that D. Medical may withdraw at its sole discretion shall be US$900,000 (instead of US$500,000), and that D. Medical may choose, at its sole discretion, between two different pricing methods for each advance notice made by it pursuant to the SEDA. One method is the “Lowest VWAP Method”, which was the sole pricing method under the SEDA prior to the amendment. The other method available to the Company following the SEDA amendment, is the “Average VWAP Method” pursuant to which the purchase price of the shares is calculated based on an average of all the daily VWAPs (as defined in the SEDA) during the ten-day pricing period, with a 5% discount. If the Company chooses the “Average VWAP Method,” no minimum price requirements will be required by the TASE. The SEDA does not prevent D. Medical from exploring and entering into other potential financing agreements.

In connection with the entry into this agreement, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require a shareholder approval in connection with the entry into this agreement in light of its terms.

On December 19, 2011, D. Medical published a shelf offering report in Israel, based on the Shelf Prospectus. Under the shelf offering report, D. Medical offered 272,652 of its ordinary shares to YA in accordance with the terms of the SEDA.

NextGen Sale Agreement

On May 30, 2011, we entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of our holdings in NextGen, consisting of 104,347,900 shares of NextGen and 3,006,191 options to purchase ordinary shares of NextGen, in exchange for NIS 5.5 Million (approximately US$1.4 Million), subject to certain adjustments, based on NextGen’s and its subsidiaries’ cash reserves at the closing of the sale transaction. On July 3, 2011, we entered into an addendum to the sale agreement, pursuant to which the consideration amount will paid to D. Medical in 3 installments by July 31, 2011 and the Company's holdings in NextGen will be held by a trustee until the full payment. The closing of the sale transaction occurred on August 3, 2011, following which we no longer own shares of NextGen or its subsidiaries.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% in 2011. Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012. Note, however, that the effective corporate tax rate of a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably lower.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729 - 1969, generally referred to as the “Encouragement Industry Law”, provides several tax benefits for “Industrial Companies”. Pursuant to the Encouragement Industry Law, a company qualifies as an Industrial Company if it is a resident in Israel, and at least 90% of its gross income in any tax year (exclusive of certain defense loans), is generated from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the “Inflationary Adjustments Law”, was designed to deal with taxation issues caused by rapid inflation. Under the Inflationary Adjustments Law, taxable results of Israeli companies up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index. The Inflationary Adjustments Law was repealed as of January 1, 2008, subject to certain transitional provisions.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”), be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

Notwithstanding the foregoing, an amendment to the Investment Law, effective as of April 1, 2005, changed certain provisions of the Investment Law (the “Amendment”). An eligible investment program under the Amendment qualifies for benefits as a “Privileged Enterprise” (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the Amendment, only investment programs eligible for grants under the Grant Track require the prior approval of the Investment Center.

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

The Israeli Parliament recently approved an amendment to the Investment Law (the “New Amendment”). The New Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011. The New Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Privileged Company” and “Privileged Enterprise”. Similarly to “Privileged Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investment Law as with respect to “Privileged Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to income generated by its Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas Within Israel
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%

In addition, the New Amendment introduced a new status of a Preferred Company owning “Special Preferred Enterprise” – which is an industrial company meeting (in addition to the conditions prescribed for Preferred Enterprise”) certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such company will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

Dividend distributed from income which is attributed to “Preferred Enterprise”/”Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track to apply only to approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the New Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). A company received cash grants and loans under the amended Grant Track may be entitled to receive also the tax benefits as Preferred Company.

The provisions of the New Amendment shall not apply to a company already owning a “Privileged Enterprise” or an “Approved Enterprise” which will continue to benefit from the tax benefits under the Investment Law in effect prior to the New Amendment, unless such company had made an election to apply the provisions of the New Amendment (such election cannot be later rescinded), which is to be filed   with the Israeli Tax Authority, no later than the date prescribed for the filing of the company's annual tax return for the respective year. A company owning a “Privileged Enterprise” or “Approved Enterprise” that makes such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders tax free (instead of 15%).

To date, the Company did not receive any benefits under the Investment Law.

Taxation of Our Shareholders

Dividends

A distribution of dividends by our company from income attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise will be generally subject to taxes in Israel at the following tax rates: Israeli resident individuals -  15%; Israeli resident companies – 0% for a Preferred Enterprise and 15% for an Approved Enterprise/Privileged Enterprise; Non-Israeli residents – 15% (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty.  As of January 1, 2012, a distribution of dividends from income, which is not attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.As of January 1, 2012, the the Ordinance provides that  a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporations – 0% to a Preferred Enterprise or 15% to an Approved Enterprise/Benefited Enterprise, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty.   If the dividend is distributed from income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "controlling shareholder" (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

There is no assurance that we will designate the profits that are being distributed in a way that will reduce our shareholders’ tax liability.

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate of 25% in 2012 (up from 24% in 2011). As of January 1, 2012, the Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (up from 20% in 2011) due to the enactment of the Tax Change Law, which came into force in January 1, 2012. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, inter alia, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30% (up from 25% in 2011).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2012 (up from 24% in 2011) anda marginal tax rate of up to 48% in 2012 (up from 45%) for individuals. Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxes provided that all the following conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009), (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S.A. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax at the rate of 25% in respect of a corporation and/or an individual (the withholding tax rate applicable to individuals had been 20% in 2011).

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return need not be filed and no advance payment must be made. Capital gains are also reportable on an annual income tax return.

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

Currently, Spring Health Solutions and G-Sense have applied and received the following grants under Office of the Chief Scientist programs.

Date of Approval Letter (day/month/year)	Subject of the Program	Total Amount Approved in NIS	Total Amount of Grant in NIS	Actual Grants Received in NIS	Performance Period (day/month/year)
		(in thousands)

12.3.2002	Innovative Insulin Pump	719	611	607	1.9.2002-31.8.2003
11.5.2003	Innovative Insulin Pump Second Year	719	611	607	1.9.2003-31.8.2004
15.11.2005	Innovative Insulin Pump	3,000	900	657	1.7.2005-30.6.2006
12.2.2007	Innovative Insulin Pump	3,500	1,050	1,044	1.10.2006-30.9.2007
16.3.2008	Passive Insulin Pump on the basis of MEMS and MI technology	4,200	1,680	1,663	1.10.2007-30.9.2008
13.1.2009	MEMS based passive insulin pump	6,000	2,400	2,386	1.10.2008-30.11.2009
1.4.2009	Development of a Minimally Invasive System for Continuous Monitoring of Glucose Level and Trend	5,268	2,634	1,511	1.12.2008-30.4.2010
28.4.2010	Advanced Passive Insulin Pump	5,980	2,392	1,684	1.12.2009-30.11.2010
22.5.2011	Universal Miniaturized Platform for Insulin Delivery	3,548	1,065	572	1.12.2010-30.11.2011

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

Furthermore, we are prohibited from manufacturing our products outside of Israel without the prior approval of the Office of the Chief Scientist. We obtained an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Zone Pump and the Spring Universal Infusion Sets by UPG in China. According to the approval , we are required to pay increased rate of royalties.. Since the royalty payment is dependent upon the volume of sales, the timeframe for royalty payments is not set. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved Office of the Chief Scientist program may not be transferred to any third parties, except in certain circumstances and subject to prior approval from the Office of the Chief Scientist. See “Item 5C. Research and Development, Patents and Licenses, Etc—Grants from the Office of the Chief Scientist.”

As of the date of this annual report on Form 20-F, we do not expect to continue to take advantage of grants from the Office of the Chief Scientist as participation in our research and development operations.

As of March 31, 2012, Spring Health Solutions had received the aggregate sum of NIS 9,219 thousand (approximately US$2,413 thousand) as grants from the Office of the Chief Scientist. As of March 31, 2012, G-Sense had received the aggregate sum of NIS 1,511 thousand (approximately US$ 398 thousand) as grants from the Office of the Chief Scientist. As of December 31, 2011, Spring Health Solutions has paid NIS 106 thousand (approximately US$28 thousand) as royalties to the Office of the Chief Scientist. G-Sense has not paid any royalties to the Office of the Chief Scientist under approved programs.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

10.F	DIVIDENDS FOR PAYING AGENTS

Not Applicable

10.G	STATEMENT BY EXPERTS

Not Applicable

10.H	DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports to the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information, in accordance with the reporting requirements applicable to us as a dual listed company and as required due to our controlling shareholder’s reporting obligations with respect to us. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Substantially all of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov and as of July 2007 also at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.

10.I	SUBSIDIARY INFORMATION

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

As of December 31, 2011, our total liabilities, net linked to the U.S. dollar amounted to NIS 6,186 thousand (approximately US$ 1,619 thousand). An increase of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate loss of NIS 619 thousand (approximately US$ 162 thousand), while a decrease of 10% in the exchange rate between the NIS and the U.S. dollar would cause an exchange rate gain of NIS 619 thousand (approximately US$ 162 thousand). As of December 31, 2011 our total assets, net linked to the Euro, amounted to NIS 691 (approximately US$ 181). A decrease of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate loss of NIS 69 thousand (approximately US$ 18 thousand), while an increase of 10% in the exchange rate between the NIS and the Euro would cause an exchange rate gain of NIS 69 thousand (approximately US$ 18 thousand). The above analysis is based on the exchange rate between the NIS and the Euro as of December 31, 2011, which was 1 Euro = NIS 4.9381 and 1 US$ =NIS 3.8210.

During 2010 the exchange rate between the NIS and the U.S. dollar decreased by 6.0%, and during 2011, the exchange rate between the NIS and the U.S. dollar increased by 7.7%. During 2010, the exchange rate between the NIS and the Euro decreased by 12.9%, and during 2011, the exchange rate between the NIS and the Euro increased by 4.2%.

To date, we have not hedged the risks associated with fluctuations in currency exchange rates. Our policy is to hold our cash in the currencies (NIS, US$ and Euro) in which we expect our expenses to be in the foreseen future.

Interest Rate Risk

Our obligation to pay royalties to the Office of the Chief Scientist is linked to LIBOR and we are therefore exposed to changes in LIBOR.

As of December 31, 2011, we reported a total liability of NIS 6,795 thousand (approximately US$ 1,778 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist. A 25% increase in LIBOR would cause an interest rate loss of NIS 105 thousand (approximately US$27 thousand), while a 50% increase in LIBOR would cause an interest rate loss of NIS 212 thousand (approximately US55 thousand). A 25% decrease in LIBOR would cause an interest rate gain of NIS 104 thousand (approximately US$27 thousand), while a 50% decrease in LIBOR would cause an interest rate gain of NIS 207 thousand (approximately US$54 thousand). The above analysis is based on LIBOR as of December 31, 2011, which was 1.033%.

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

As of December 31, 2011, we reported a total liability of NIS 6,795 thousand (approximately US$ 1,778 thousand) with respect to our obligation to pay royalties to the Office of the Chief Scientist. A 25% increase in the rate of capitalization would decrease our liabilities by NIS 1,176 thousand (approximately US$ 308 thousand), while a 50% increase in the rate of capitalization would decrease our liabilities by NIS 2,095 thousand (approximately US$ 548 thousand). A 25% decrease in the rate of capitalization would increase our liabilities by NIS 1,521 thousand (approximately US$ 398 thousand), while a 50% decrease in the rate of capitalization would increase our liabilities by NIS 3,511 thousand (approximately US$ 919 thousand).

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

On August 5, 2010, our registration statement on Form F-1 (Registration No. 333-167079) was declared effective for our initial public offering, pursuant to which we offered and sold 1,500,906 shares, and received net proceeds of approximately US$8.2 million. We used these proceeds to expand our marketing and sales operations, to expand our manufacturing capabilities of our Spring Infusion Sets and to continue our research, development and commercialization of our Spring Zone Pump and our Spring Hybrid pump. As of March , 2012, we used all of these net proceeds. . We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned.. There were no material modifications to rights of our shareholders.

On our 2011 annual general meeting, our shareholders have adopted our amended and restated articles of association. See "Item 10.B Memorandum and Articles of Association" in this annual report on Form 20-F for additional information regarding our amended and restated articles of association.

Item 15. Controls and Procedures

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934) as of December 31, 2011. Based on such review, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

(b) Management's Annual Report on Internal Control over Financial Reporting

1.
Our management, including our chief executive officer and chief financial officer are responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).

2.
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. [PLEASE CONFIRM/REVISE AS NECESSARY]

3.	Based on that assessment, our management concluded that as of December 31, 2011 the Company’s internal control over financial reporting was effective.

(c) Not applicable.

(d) There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Act, passed in 2010, which eliminated the requirements for non-accelerated filers.

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

Audit Fees

Kesselman & Kesselman billed the Company approximately NIS 348 thousand and NIS 418 thousand for audit services for fiscal 2011 and for 2010, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Kesselman & Kesselman did not bill for any audit-related services in 2011 or 2010, except as included under the caption “Audit Fees”.

Tax Fees

Kesselman & Kesselman billed the Company approximately NIS 132 thousand and NIS 96 thousand for tax advice services during the fiscal years 2011 and for 2010, respectively.

All Other Fees

Other than Audit Fees and Tax Fees described above, Kesselman & Kesselman billed the Company approximately NIS 72 thousand and NIS 964 thousand, for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, during the fiscal 2011 and for 2010, respectively.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Kesselman & Kesselman each year, such engagement is approved by the audit committee of the board of directors. The Company’s audit committee charter provides that the audit committee shall oversee the relationship with the independent auditor, and, among others, (i) recommend to the board of directors and shareholders the appointment, termination and approval of the compensation of, and oversee, the Company’s independent auditor, and (ii) approve all audit and non-audit services to be provided by the independent auditor and review the audit firm’s non-audit services and related fees. In fiscal 2011 and 2010, the Company’s audit committee approved all of the audit services provided by Kesselman & Kesselman.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2011, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

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

•
Compensation Committee: Under NASDAQ Listing Rule 5605(d), the compensation of executive officers of domestic listed companies must be determined, or recommended to the board for determination, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors. We do have a nominating committee although it is not composed entirely of independent directors

•
Nominating Committee: Under NASDAQ Listing Rule 5605(e), director nominees of domestic listed companies must be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors. We do not have a nominating committee and our directors will be recommended by our board of directors for election by our shareholders.

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

•
Review of Related Party Transactions: Under NASDAQ Listing Rule 5630, domestic listed companies must conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. Although Israeli law requires us to conduct an appropriate review and maintain oversight of all related-party transactions similar to the NASDAQ Listing Rules, we follow the definitions and requirements of the Companies Law in determining the kind of approval required for a related-party transaction, which tend to be more rigorous than the NASDAQ Listing Rules. See “Item 10B. Memorandum and Articles of Association—Directors and Executive Officers” and “Item 10B. Memorandum and Articles of Association – Shareholders” for a description of the required approvals under Israeli law of related-party transactions.

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

For further information, see “Item 6C. Board Practices—NASDAQ Listing Rules and Home Country Practices.”

PART III

Item 17.Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-69.

Item 19. Exhibits

See Exhibit Index.

D. MEDICAL INDUSTRIES LTD.

2011 ANNUAL REPORT

D. MEDICAL INDUSTRIES LTD.

2011 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
D. MEDICAL INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of D Medical Industries Ltd. (hereafter - the Company) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three  years in the period ended on December 31, 2011. These financial statements are the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended on December 31, 2011, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Haifa, Israel	Kesselman & Kesselman
April 30, 2012	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, 1 Nathanson Street, Haifa 33034, Israel, P.O Box 33984, Haifa 31339
Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.co.il

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

				Convenience translation into US $ in thousands (note 1c)
		December 31
	Note	2010	2011	2011
Assets
CURRENT ASSETS:
Cash and cash equivalents	6a	35,085	5,048	1,321
Short term deposits	6b	3,769	303	79
Trade and other receivables:
Trade accounts receivable	7a	322	251	66
Other	7b	1,904	1,226	321
Inventories	8	2,494	1,709	447
Total current assets		43,574	8,537	2,234

NON-CURRENT ASSETS :
Property and equipment, net	9	3,815	4,068	1,065
Intangible assets, net	10	13,505	2,521	660
Long-term receivables	7c,d	693	506	132
Total non-current assets		18,013	7,095	1,857
Total assets		61,587	15,632	4,091

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	11a	3,726	1,537	402
Other	11b	3,161	2,404	629
Total current liabilities		6,887	3,941	1,031
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office
of Chief Scientist	15	5,236	6,691	1,751
Financial lease obligation	13	-	575	150
Liability for severance pay – net	12	76	81	22
Total non-current liabilities		5,312	7,347	1,923
Total liabilities		12,199	11,288	2,954

COMMITMENTS	14
EQUITY:	17
Equity attributable to owners of the parent:
Share Capital		2,549	2,673	699
Share premium and other reserves		227,015	232,640	60,885
Warrants and equity portion of convertible debt		3,048	-	-
Accumulated losses		(186,168)	(230,969)	(60,447)
		46,444	4,344	1,137
Non-controlling interest		2,944	-	-
Total equity		49,388	4,344	1,137
Total liabilities and equity		61,587	15,632	4,091

Meni Mor	Efraim Argaman	Amir Loberman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Board of Directors: April 30, 2012.

The notes are an integral part of these consolidated financial statements

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

					Convenience translation into US $ in thousands (note 1c)
		Year ended December 31
	Note	2009*	2010*	2011	2011
CONTINUING OPERATIONS:
Sales-net		368	1,264	1,506	394
Cost of sales	18	657	9,085	10,216	2,674
Gross loss		289	7,821	8,710	2,280
Research and development
expenses – net	19	11,996	13,689	15,396	4,029
Selling and marketing expenses	20	698	2,962	3,435	899
General and administrative
expenses	21	5,122	9,737	12,736	3,333
Impairment of assets	10b	-	-	7,479	1,957
Other (income) net	22	(714)	(867)	(573)	(150)
Operating loss		17,391	33,342	47,183	12,348
Finance income	23a	(243)	(243)	(484)	(127)
Fair value losses (gains) on
warrants at fair value through
profit or loss	17b	(244)	2,469	-	-
Finance costs	23b	473	2,275	1,542	404
Finance (income) costs - net		(14)	4,501	1,058	277
Loss for the year from
continuing operations		17,377	37,843	48,241	12,625

DISCONTINUED OPERATIONS
Loss for the year from
discontinued operations	5d	1,638	8,051	64	17

LOSS AND TOTAL
COMPREHENSIVE LOSS
FOR THE YEAR		19,015	45,894	48,305	12,642

The notes are an integral part of these consolidated financial statements.

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

				Convenience translation into US $ in thousands (note 1c)
	Year ended December 31
	2009*	2010*	2011	2011

LOSS ATTRIBUTABLE TO:
Owners of the Parent Company:
From continuing operations	17,492	35,775	47,202	12,353
From discontinuing operations	943	6,951	(2,401)	(628)
	18,435	42,726	44,801	11,725
Non -controlling interest:
From continuing operations	(115)	2,068	1,039	272
From discontinued operations	695	1,100	2,465	645
	580	3,168	3,504	917
	19,015	45,894	48,305	12,642

	NIS			US $
LOSS PER SHARE FROM
CONTINUING AND DISCONTINUED
OPERATIONS ATTRIBUTABLE TO
THE EQUITY HOLDERS OF THE
PARENT COMPANY
Basic and diluted
From continuing operations	3.69	5.44	6.03	1.58
From discontinued operations	0.20	1.05	(0.31)	(0.08)
	3.89	6.49	5.72	1.50

*As to reclassification due to discontinued operations see notes 2w, 5d1.

The notes are an integral part of these consolidated financial statements.

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share premium and other reserves	and equity portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2011		2,549	227,015	3,048	(186,168)	46,444	2,944	49,388
CHANGES DURING THE YEAR ENDED
DECEMBER 31, 2011:
Proceeds from issuance of shares, net	17a5	87	*1,240	-	-	1,327	-	1,327
Proceeds from exercise of options granted	17c8	2	(2)	-	-	-	-	-
Changes in ownership interests in subsidiaries that do not result in a change of control	5d	23	(1,516)	-	-	(1,493)	1,493	-
Disposition of subsidiary	5d	-	-	-	-	-	(1,120)	(1,120)
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(254)	-	-	(254)	254	-
Expiration of warrants and convertible debt	17b		3,048	(3,048)
Share based payment related to restricted shares granted to service provider from issuance of restricted shares	17c9	12	445	-	-	457	-	457
Share based payment related to options granted to employees and service providers:	17d
of the parent		-	2,073			2,073	-	2,073
of subsidiaries		-	591	-	-	591	(67)	524
Loss and comprehensive loss for the year		-	-	-	(44,801)	(44,801)	(3,504)	(48,305)
BALANCE AT DECEMBER 31, 2011		2,673	232,640	-	(230,969)	4,344	-	4,344

*  Net of issuance costs of  NIS 567

The notes are an integral part of these consolidated financial statements.

 D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Convenience translation into US $ in thousands (note 1c.)

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share premium and other reserves	and equity portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2011		666	59,413	797	(48,722)	12,154	770	12,924
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011:
Proceeds from issuance of shares, net	17a5	23	*325	-	-	348	-	348
Proceeds from exercise of options granted	17c8	1	(1)	-	-	-	-	-
Changes in ownership interests in subsidiaries that do not result in a change of control	5d	6	(397)	-	-	(391)	391	-
Disposition of subsidiary	5d	-	-	-	-	-	(293)	(293)
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(66)	-	-	(66)	66	-
Expiration of warrants and convertible debt	17b		797	(797)
Share based payment related to restricted shares granted to service provider from issuance of restricted shares	17c9	3	116	-	-	119	-	119
Share based payment related to options granted to employees and service providers:	17d
of the parent		-	543	-	-	543	-	543
of subsidiaries		-	155	-	-	155	(17)	138
Loss and comprehensive loss for the year		-	-	-	(11,725)	(11,725)	(917)	(12,642)
BALANCE AT DECEMBER 31, 2011		699	60,885	-	(60,447)	1,137	-	1,137

*  Net of issuance costs of  $148

The notes are an integral part of these consolidated financial statements.

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2010		1,783	167,355	3,048	(143,442)	28,744	589	29,333
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	17c	480	(a)28,613	-	-	29,093	-	29,093
Proceeds from exercise of warrants granted	17d,b	237	20,865	-	-	21,102	-	21,102
Changes in ownership interests in subsidiaries that do not result in a change of control	5d	-	49	-	-	49	146	195
Acquisition of subsidiary	5d	-	5,113	-	-	5,113	1,354	6,467
Issuance of shares by a subsidiary	17c	-	1,426	-	-	1,426	2,122	3,548
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(1,016)	-	-	(1,016)	1,016	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non-controlling interests	16	49	1,735	-	-	1,784	833	2,617
Exchange of warrants granted to employee of subsidiary	17d8	-	259	-	-	259	(259)	-
Expiration of warrants	17b	-	29	-	-	29	-	29
Share based payment related to warrants granted to employees and service providers:	17d
of the parent		-	2,433	-	-	2,433	-	2,433
of subsidiaries		-	154	-	-	154	311	465
Loss and comprehensive loss for the year		-	-	-	(42,726)	(42,726)	(3,168)	(45,894)
BALANCE AT DECEMBER 31, 2010		2,549	227,015	3,048	(186,168)	46,444	2,944	49,388
BALANCE AT JANUARY 1, 2009		1,496	144,739	2,439	(125,007)	23,667	910	24,577
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	7c1	277	(b) 20,534	(b) 1,408	-	22,219		22,219
Proceeds from exercise of warrants granted	17d	10	10	-	-	20	-	20
Expiration of warrants	17b	-	799	(799)	-	-	-	-
Share based payment related to warrants granted to employees:	17d
of the parent		-	1,273	-	-	1,273	-	1,273
of a subsidiaries		-	-	-	-	-	259	259
Loss and comprehensive loss for the year		-	-	-	(18,435)	(18,435)	(580)	(19,015)
BALANCE AT DECEMBER 31, 2009		1,783	167,355	3,048	(143,442)	28,744	589	29,333

(a)	Net of issuance costs of NIS 7,262
(b)	Net of issuance costs of NIS 3,205

The notes are an integral part of these consolidated financial statements.

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated

				Convenience translation into US $ in thousands (note 1c)
	Year ended December 31
	2009	2010	2011	2011
CASH FLOWS FROM OPERATIN ACTIVITIES:
Net cash used in operations (a)	(15,917)	(33,322)	(37,001)	(9,684)
Income tax paid	-	(82)	(16)	(4)
Interest received	67	282	308	81
Interest paid	(52)	(1)	-	-
Net cash used in operating activities(b)	(15,902)	(33,123)	(36,709)	(9,607)
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan granted to an employee	(200)	207	-	-
Repayment of (investment in) short term deposits	2,225	(3,561)	3,466	907
Proceeds from disposition of investment in subsidiary (c)			2,339	612
Proceeds from sale of property and equipment	-	20	-	-
Purchase of property and equipment	(1,543)	(2,256)	(567)	(148)
Purchase of intangible assets	(90)	(87)	(129)	(34)
Net cash provided by (used in) investing activities	392	(5,677)	5,109	1,337
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of a subsidiary (see note 5d)	-	2,038	-	-
Proceeds from issuance of shares of a subsidiary (see note 5d)	-	3,396	-	-
Proceeds from issuance of ordinary shares, net
of issuance costs	20,811	29,093	1,327	347-
Proceeds from issuance of warrants, net of				-
issuance costs	1,408	-	-	-
Proceeds from exercise of warrants granted (see note 17c)	20	16,063	-	-
Proceeds from exercise of warrants in subsidiary		195	-	-
Net cash provided by financing activities (b)	22,239	50,785	1,327	347

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	6,729	11,985	(30,273)	(7,923)
Cash and cash equivalents at beginning of the year	17,503	24,388	35,085	9,182
Exchange gains (loss) on cash and cash equivalents	156	(1,288)	236	62
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	24,388	35,085	5,048	1,321

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated
Appendix

				Convenience translation into US $ in thousands (note 1c)
	Year ended December 31
	2009	2010	2011	2011
(a) Net cash used in operations:
Loss and comprehensive loss for the year	(19,015)	(45,894)	(48,305)	(12,642)
Fair value losses (gains) on warrants at fair value through profit or loss	(244)	2,469	-	-
Gain on disposition of investment in subsidiary (discontinued operations)			(3,619)	(947)
Impairment of assets	-	-	10,724	2,807
Depreciation and amortization	392	662	1,190	311
Capital loss	-	4	-	-
Interest received	(67)	(282)	(308)	(81)
Interest paid	52	1	-	-
Increase in liabilities to non-controlling interest	-	453	-	-
Exchange (gain) loss on cash and cash equivalents	(156)	1,288	(236)	(62)
Liabilities for severance pay - net	75	(157)	5	1
Registration cost of a subsidiary (see note 5d)	-	4,575	-	-
Stock based compensation granted to employees in subsidiary	-	311	(67)	(17)
Stock based compensation related to options and restricted shares
Granted to employees and service providers	1,532	2,587	3,121	817
	(17,431)	(33,983)	(37,495)	(9,813)

Changes in operating asset and liability items:
Decrease (increase) in trade and other balances:
Trade accounts receivable	(103)	(219)	71	19
Other	123	(1,246)	688	180
Decrease (increase) in inventories	(499)	(1,995)	785	205
Increase (decrease) in creditor and credit balances:
Trade accounts payable	(61)	2,561	(2,154)	(564)
Other	1,092	564	(602)	(158)
Increase in liabilities with respect to royalties to the Israeli
Office of Chief Scientist	990	1,090	1,431	375
Increase in Financial lease obligation	-	-	88	23
Decrease (Increase) in Long-term receivables	(28)	(94)	187	49
	1,514	661	494	129
	(15,917)	(33,322)	(37,001)	(9,684)

(b) Cash flow from discontinued operations:
Net cash from discontinued operations used in operating activities	(1,476)	(2,037)	(4,611)	(1,207)
Net cash from discontinued operations provided by (used in) investing activities	(1)	-	2,339	612
Net cash from discontinued operations provided by financing activities	-	5,865	-	-

D. MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated

Appendix (continued)

				Convenience translation into US $ in thousands (note 1c)
	Year ended December 31
	2009	2010	2011	2011
c) Proceeds from disposition of investment in subsidiary:
Working capital (net of cash and cash equivalents)			(168)	(44)
Property and equipment, net			8	2
Non controlling interest			(1,120)	(293)
Net assets			(1,280)	(335)
Gain from disposition			3,619	947
Total proceeds, (net of cash and cash equivalents of the subsidiary)			2,339	612

Non-cash activities
Reduction of Goodwill		922
Exercise of Warrants (see note 17b)		(5,046)	-	-
Liability to Non-controlling interest(see note 5a)		2,617	-	-
Purchasing of equipment (see note 13)			487	127

The notes are an integral part of these consolidated financial statements.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION:

a.
D. Medical Industries Ltd. ("the Company" or "the Parent Company") and its subsidiaries (together - "the Group") are engaged in the research, development, manufacturing and marketing of medical aids for diabetic patients. The Group is the owner of certain proprietary technology, including inter-alia detach-detect mechanism of infusion sets, intellispring™ technology of the insulin delivery system and patents relating to continuous measurement of glucose in body fluid.

Through August 3, 2011 the Group has been operating in two operating segments, Insulin pumps and related products and Pain alleviation products, the latter being conducted through its subsidiary NextGen Biomed Ltd.. On May 30, 2011 the Company entered into a definitive agreement for the sale of its holdings in NextGen, which closed on August 3, 2011. Accordingly, the results of operations of the subsidiary were presented, with retrospective effect, as the results of discontinued operations   (see also note 5d).

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 3 Hasadna St., Tirat Carmel, Israel.

Commencing August 2010, following a public offering in the United States, the Company’s shares are being traded on the NASDAQ Capital Market under the symbol "DMED" as well as on the Tel-Aviv Stock Exchange Ltd ("TASE"). The company applies the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NASDAQ and the TASE.

b.
As of December 31, 2011 the Group’s working capital is NIS 4,596 and total equity of NIS 4,344 ,and has accumulated losses from operations of   NIS 230,969 as well as a loss for the year ended December 31, 2011 and a negative cash flow from operating activities of NIS 48,305 and NIS 36,709, respectively.

During 2011, the Company has taken steps to reduce costs and improve performance and to raise additional funds for its operations under shelf registration statement and prospectus filed in the US and in Israel – see also d. to f. hereafter. Subsequent to December 31, 2011, the Company raised under shelf offerings reports in Israel a total consideration of approximately NIS 9 million.

Following this and due to the current and foreseen market conditions, the Company's board of directors resolved on March 21, 2012, to initiate a strategic restructuring designed to focus its business on maximizing and realizing the value of the Company's novel technology and intellectual property by licensing and/or selling such technology (or part of it) to third parties. In parallel, the Company will continue to pursue new OEM and high volume sales opportunities.

The restructuring, which is designed to significantly reduce the Company's ongoing operating expenses and is effective immediately, includes a contemplated staff reduction and a voluntary reduction in the compensation of, among others, the chairman of the board, the chief executive officer, chief financial officer and the chief operating officer.  The Company is also contemplating a possible reduction in the size of its Board of Directors.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION (continued):

The Company and its subsidiaries will continue to support its current customer base and will continue to employ its management and customer support personnel.

The Company will not be able to continue its current plan with its existing funds. Management intends to raise additional funds from external investors during 2012, under its shelf prospectus and shelf registration statements in Israel and in the United States that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products or intellectual assets. Management believes that the current market conditions and the Company's financial position as described above raise substantial doubts about the Company's ability to continue its operations as a going concern.  . The Company's consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets and liabilities, that may be required, should the Company cease to exist as a going concern.

c.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2011 and the year then ended, have been translated into dollars at the exchange rate prevailing at the most recent balance sheet date - December 31, 2011 (U.S. $1 = NIS 3.8210). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

d.
On September 2, 2011 the Company announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC"). Which was declared effective by the SEC on November 8, 2011.

Under the shelf registration statement, the Company may offer and sell from time to time in the future, in one or more public offerings, up to $25 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof. The specifics of any future offering, along with the prices, terms, and the use of proceeds of any such securities offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION (continued):

e.
On September 7, 2011 the Group announced that it had initiated a performance improvement program, including the reduction of staff, designed to improve the Group's financial performance in the short- and medium-term periods. The Group did not incur any significant costs relating to the implementation of this program.

f.
On September 12, 2011 the Company announced effectiveness of  a shelf prospectus  in Israel. The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise capital or debt in the future through the issuance of shares (including pursuant to the SEDA entered into with Yorkville), bonds, convertible bonds and/or warrants to purchase shares or  bonds, at the discretion of the Company, subject to a supplemental shelf offering report in which  the Company would describe the specific details of the offering, including the terms of the  securities offered. As to offerings made under the Shelf Prospectus – see notes 17 and note 29.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a)	Basis of preparation:

1)
The consolidated financial statements of the Group as of December 31, 2011 and 2010, and for each of the three years in the period ended on December 31, 2011, have been prepared in accordance with International Financial Reporting Standards and the interpretations thereto, as issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee (IFRIC) (hereinafter "IFRS).

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

The actual results might be significantly different than the assumptions and estimates used by the Group.

2)	The Group's operating cycle is twelve months.

3)	The Group analyses expenses in the statement of comprehensive loss based on the function category to which the expense belongs.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Consolidation:

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

2)
Accounting for business combinations

Commencing January 1, 2010, the Group applies IFRS 3 (revised) – 'Business Combinations' ("IFRS 3R"). Under IFRS 3R, the group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquired and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill (see f (1) below). If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

For business combinations that took place until December 31, 2009 - the acquisition method of accounting was used to account for the business combinations by the Group. The cost of an acquisition was measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill (see f)1) below).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

3)
Inter-Company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless there are circumstances indicating on an impairment of the asset transferred.

4)
Transactions with non-controlling interests

Commencing January 1, 2010 the Group applies IAS 27 (revised) - ‘Consolidated and separate financial statements’ ("IAS 27R"). Under IAS 27R, the group treats transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, or disposal of interests that do not result in a loss of control to the Group, the difference between any consideration paid or received and the relevant interest acquired or sold in the carrying value of net assets of the subsidiary, is recorded in equity.

Until December 31, 2009 the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Respectively, disposals to Non-controlling interests resulted in gains and losses for the Group and were recorded in the statement of comprehensive loss. Additionally, purchases from non-controlling interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired by the Group of the carrying value of net assets of the subsidiary. The Group's goodwill as of December 31, 2010 in the amount of NIS 8,005, results from purchases of shares of consolidated company from non-controlling interests that occurred before January 1, 2010.

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments.

d)	Foreign currency translation:

1)	Functional and presentation currency

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

The following table summarizes the changes in US$/NIS and Euro/NIS exchange rate and the Israeli CPI during the reporting periods:

	US$/NIS	EURO/NIS
	Exchange rate	Exchange rate	(CPI)
	%	%	%
Year ended December 31, 2011	7.664	4.225	2.2
Year ended December 31, 2010	(6.0)	(12.9)	2.6
Year ended December 31, 2009	(0.7)	2.7	3.9
As of December 31, 2011 $1 = NIS 3.8210, €1 = 4.9381

2)	Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss within 'finance costs'/'finance income'.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e)	Property and equipment

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

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

%
Machinery molds and equipment	15
Laboratory equipment	15
Furniture and office equipment	6-33
Leasehold improvements	10-20
Computers and electronics	33

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

f)	Intangible assets:

1)	Goodwill

The goodwill presented in the financial statements arises from acquisition of shares of subsidiaries from holder of non-controlling interest, which took place before January 1, 2010. Goodwill in respect of acquisitions of a subsidiary is included in the "intangible assets" item.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost, less accumulated impairment losses. Impairment losses on goodwill are not reversed in subsequent periods. (see also g below).

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose,  Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

4)	"In process Research and Development" -Acquisition of knowhow, rights in patents and in process research and development

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

g)	Impairment of non-financial assets

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

h)	Financial assets

1)	Classification

The Group classifies its financial assets to the loans and receivables category. The classification is in accordance with the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise 'Cash and cash equivalents', ‘Trade and other receivables’, and' Short term deposits', in the statement of financial position.

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated profit or loss..

i)	Warrants and put option:

1.	Warrants classified as equity

Warrants issued by the Company as part of capital raisings regarding which, upon exercise, the Company would issue fixed amount of its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset, are recognized and classified as equity in the statements of financial position.

Consideration received, net of incremental costs directly attributable to the issue of such new warrants, is shown in equity; Changes in the fair value of such warrants are not recognized in the financial statements.

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium . See also note 17.

2.	Warrants classified as a liability

Warrants issued by the Company as part of capital raisings regarding which, upon exercise, the Company would issue a variable amount of its own equity instruments (ordinary shares), or in exchange for a variable amount of cash or another financial asset  are recognized and classified as liability in the statements of financial position. As the said liability is a non - equity derivative financial instrument, it is classified as financial liability at fair value through profit or loss.

The exercise price of some of the Company's warrants was linked to changes in the Israeli CPI, and therefore considered variable. These warrants were initially recognized at their fair value  and subsequently accounted for at fair value. The fair value changes were carried to 'Fair value losses (gains) on warrants at fair value through profit or loss' in the statement of comprehensive loss.

As of December 31, 2010 all such warrants were exercised. See also note 17b.

3.	Written put options on shares in subsidiaries held by Non-controlling interest

The Company has issued put options to non-controlling interest shareholders in a subsidiary, at the date the Company gained control of that subsidiary in 2005 (see note 5a).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company analyzed the terms of the options and determined that they did not result in the transfer of the risks and rewards attached to the Non-controlling interests’ shares to the Company.

Consequently, the options were accounted for as a derivative financial liability, which was initially recognized at its fair value and subsequently adjusted to fair value. Fair value adjustments were carried to 'Fair value losses (gains) on warrants and options at fair value through profit or loss' in the statement of comprehensive loss. All such options were exercised by December 31, 2010 – see also note 5a.

j)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the "First-in, First-out" basis. Cost of products in process and finished products mainly includes raw materials, direct labor and production costs and production overhead (based on normal capacity), not exceeding its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses.

k)	Trade receivables

Trade receivables are amounts due from customers for merchandise sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if exists (provision for doubtful debts).

l)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, with original maturities of three months or less, and that are not restricted for withdrawal or use.

m)	Share capital

The ordinary shares are classified as share capital. Costs directly related to the issuance of shares are presented as a deduction from the proceeds.

n)	Trade payables

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

o)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets are recognized only to the extent that it is probable that such assets will be utilized in the future against taxable income.

The Group has only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority in either the same taxable entity or different taxable entities where there is an intention to settle the balances on net basis.

p)	Government participation in research and developments expenses

Grants from the government are recognized where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

Government grants (including forgivable loans that are treated as government grants, as above) relating to costs are recognised in profit or loss on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the grants are intended to compensate. Certain consolidated companies receive grants from the Israeli Office of Chief Scientist ("OCS") as participation in approved research and development activities. In case that the said companies will have revenues from the sale of products developed under such approved projects, they will be obligated to pay the OCS royalties on the said revenues up to the full repayment of the grants (see also note 15).

Grants received from the OCS as participation in R&D operations performed by the Group qualify as "forgivable loans" under IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance" ("IAS 20").

The Group's entitlement to the above grants is recognized as the qualified research and development expenses are incurred, as follows:

For grants recognized on or after January 1, 2009, when it is not reasonably assured that the loan will be forgiven, the Group records a financial liability, for any expected payments of royalties. This liability is recognized, either at the time of the entitlement to the grant, or at a later stage (when it is no longer "reasonable assured" that the loan will be forgiven)  and measured in accordance with the guidelines specified in IAS 39 with regard to financial liabilities carried at amortized cost.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

For grants recognized through December 31, 2008,  at the dates of entitlement  to  the grants  it was reasonably assured that the loans will be forgiven and therefore the said grants were carried to profit or loss and in subsequent periods, when it becomes probable (more likely than not) for the first time that the project will be successful and that royalties will be paid in respect of the project to the OCS, the Group records a liability to be measured in accordance with the guidelines specified in IAS 37 – "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

Upon initial recognition of the entitlement to the grant, any difference between the liability recognized as above, if any, and the amount of the grant to which the Group is entitled, is treated as a government grant and carried to profit or loss. Any liability recognized at a later stage (for grants received on or after 1.1.2009 when it is no longer "reasonable assured" that the loan will be forgiven and for grants received through 31.12.2008 when it is "probable" for the first time that royalties will be paid, as above), and the changes in measurement of the said liabilities, are also carried to other income or expenses, except that the interest element under IAS 39 and the unwinding of the discount element under IAS 37 are carried to financial cost and expenses in the statement of comprehensive loss.

The above change in accounting is due to an amendment to IAS 20, that became effective on January 1, 2009, on a prospective basis, whereby a loan from the government shall be recorded and measured in accordance with IAS 39 – "Financial Instruments: Recognition and Measurement" ("IAS 39").

q)	Employee benefits:

1)	Pension obligations

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

b)	Severance pay obligations that are considered defined benefit plan

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	Vacation and recreation pay

Under labor laws in Israel, each employee is entitled to vacation days and recreation pay, both computed on an annual basis.  The entitlement is based on the length of the employment period. The Group recognizes a liability and an expense for vacation and recreation pay, based on the entitlement of each employee.

d)	Bonus Plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

r)	Share-based payments

The Group operates a number of equity-settled, share-based payment plans, under which the Company or consolidated companies, receives services from employees and other service providers as consideration for equity instruments (options) of the Company. The fair value of the services received in exchange for the grant of the options is recognized as an expense in the statement of comprehensive loss.

In the case of share based payments to employees, the total amount to be expensed is determined by reference to the fair value of the options granted (using the Black and Scholes model or the Binomial models for option pricing).excluding the impact of any service and non market performance vesting conditions.

In the case of Share based payments for service received from service providers (that are not employees), the amounts recognized as an expense in the statement of comprehensive loss are determined by reference to the fair value of the services received (the fair value of the options granted was used).

Non market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

s)	Revenue recognition

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

Sales of goods are recognized when a Group entity has delivered products to the distributer, the distributer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the distributer’s acceptance of the products. Delivery occur when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the distributor, and either the distributor has accepted the products in accordance with the sales contract, the acceptance provisions has lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied. The Group does not have any post-shipment obligation other than warranty, and the purchase price is not adjusted for subsequent sales by the distributors.

Certain distributers have territory exclusively for selling the Group's products. Failure of achieving the sales target agreed by the Group and the distributer may result a loss of exclusivity, according to the decision of the Group. Distributers have a right to demand that faulty products will be replaced with no extra charge during warranty period. A provision is recorded, at the time of sale, with respect to the estimated replacement costs. No element of financing is deemed present as the sales are made with a credit terms which is consistent with the market practice.

t)	Loss per share

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

u)	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):v)       Leases

v)	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Group leases certain plant and equipment. Leases of plant and equipment where the Group has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased plant or equipment and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges are included in non-current liabilities. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

w)	Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-ordinate plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Income and expenses related to the discontinued operations are presented, as a single line item, net of tax, in the statements of comprehensive loss for all periods presented ("Loss for the year from discontinued operations").

Comparative income and expenses figures related to the discontinued operations were reclassified accordingly (see note 5d1)

x)	New international Standards, amendments to standards and new interpretations:

1)	Standards, amendments and interpretations to existing standards that are mandatory for reporting period commencing January 1, 2011:

New IFRS guidance that became effective in 2011, included mainly an amendment to IAS 24 “Related Parties Disclosure”, an IFRIC Interpretation No. 19 “Extinguishing Financial Liabilities with Equity Instruments” and the 2010 Improvements to IFRSs. Part of these publications include additional disclosure requirements (or clarifications to existing requirements), which were taken into account in preparing these financial statements; the first time application of the reminder of these publications, as far as they concern the Group, had no material effect on the financial statements of the Group.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

a)	IFRS 9

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015. However, based on initial assessment, IFRS 9 is not expected to have a material impact on the Group's financial statements.

b)	IFRS 10

IFRS 10 "Consolidated Financial Statements" (IFRS 10) builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The group is yet to assess IFRS 10’s full impact and intends to adopt IFRS 10 no later than the accounting period beginning on 1 January 2013. However, based on initial assessment, IFRS 10 is not expected to have a material impact on the Group's financial statements.

c)	IFRS 12

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The group is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after 1 January 2013.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d)        IFRS 13

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. IFRS 13 is to be applied prospectively. The group is yet to assess IFRS13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2013.

e)        IAS 19

IAS 19, ‘Employee benefits’ was amended in June 2011. The impact on the Group will be as follows: all actuarial gains and losses will be recognized in OCI as they occur; current policy of the Group of recognizing actuarial gain and losses directly in profit and loss will have to be retrospectively adjusted; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The Group is yet to assess the full impact of the amendments.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

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

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, assumptions and judgments with significant associated risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

a.	Estimated impairment of goodwill and other, non-depreciated, intangible assets

The Group evaluates annually whether goodwill and other non-depreciated, intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 2g. Part of the recoverable amounts of cash generating units have been determined based on value-in-use calculations (see also note 10b.). These calculations require the use of estimates.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

As of December 31 2010, management has concluded that no provision for impairment  is required for these assets. However, even if the gross profit and growth rate, according the Group’s estimations  used to calculate the value-in-use of the cash generating unit would have been 10% and 1% lower, respectively, or if the discount rate used to calculate the value-in-use of the cash generating unit would have been 2% higher than rates used in management's estimates as of December 2010, no impairment of the goodwill and other, non-depreciated, intangible assets would have been required.(See note 10b).  As of December 31, 2011, an impairment loss of NIS 7,306 was recognized for the insulin pumps CGU (see note 10b.)  A 1% increase in the discount rate used for the calculation would have resulted with an additional impairment loss of NIS 2,649 (1% decrease in the discount rate would have reduced the impairment loss by NIS 2,950).

b.	Research and development expenses

Research and development expense are capitalized in accordance with the accounting policy stated in note 2f. Capitalization of such expense is subject to management judgment that it is technically feasible to complete the product so that it will be available for use, such feasibility usually acquires upon the completion of certain milestones or an engagement for the sale of knowhow arising from the development. For the purposes of capitalizing the expense management is estimating the future cash flow generated from the assets developed, as well as the relevant interest rate and the estimated period of benefits. As of December 31, 2011and  2010, management believed that the said circumstances have not been achieved with respect to products at the research and development stage and thus research and development expenses were not capitalized.

In the event, management would have concluded that such terms have been achieved; the capitalization of research and development expenses would have reduced the loss of the Group.

c.	Loans and grants from the OCS

In accordance with the accounting treatment as details in note 2p the Group is required to assess if there is reasonable assurance that the grant received will be paid back. In addition, for grants recognized prior to January 1, 2009,  the Group assesses whether in subsequent periods the probability of paying royalties became “More likely than not”;  a corresponding liability under IAS 39, or a provision under IAS 37,  needs to be recorded.

The net present value of the liability for royalty payment to the OCS (see note 15) is dependent upon management’s estimates and assumption as to the timing and amounts of future revenues and interest rates used to calculate the present value of the cash payments required to repay the debt to the OCS. As of December 31, 2011 and 2010, a 25% change in the interest used would result in a corresponding change in the liability amounting to NIS 1,177 and NIS 680, respectively.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

d.	Deferred taxes

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

As of December 31, 2011, 2010 and 2009 the impact of a 10% strengthening/weakening of the U.S. dollar against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 267 NIS 431 and NIS240 respectively, mainly as a result of loss/profit due to liabilities denominated in US dollars less cash and cash equivalents linked to the US dollar.

As of December 31, 2011 and 2010, the impact of a 10% strengthening/weakening of the Euro against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 69 and NIS 443, respectively, mainly as a result of profit/ loss due to liabilities denominated in Euro less cash and cash equivalents linked to the Euro.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises mainly from cash, cash equivalents, account receivables and deposits with banks and financial institutions. The cash and cash equivalents of the Group as of December 31, 2011 and 2010 is deposited with two large Israeli banking institutions. The Group estimates that the credit risk associated with these balances is remote.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and short term deposits, to finance activities. Management monitors the regular forecasts of the Group’s liquidity reserves on the basis of expected cash flow. Management’s monitoring is done on a subsidiary level, based on procedures and limitations set by the Group.

Most of the Group's financial liabilities due during the twelve months commencing on January 1, 2012. The balances of financial liabilities that will be due during that period is not different from the balances presented in these financial statements as the discount effect in the time frame is immaterial.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES (continued):

Management believes the Company will not be able to continue its current plan with its existing funds. Management intends to raise additional funds from external investors during 2012, under its shelf prospectus and shelf registration statements in Israel and in the United States that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products or intellectual assets.

NOTE 5 – SUBSIDIARIES:

a.	Spring Health Solutions Ltd.

Spring Health Solutions is engaged in research and development of medical aids for diabetic patients. Spring Health Solutions was operating under the Technion Entrepreneurial Incubator Co. Ltd, and received grants from the OCS.

In connection with obtaining control in Spring Health Solutions during 2005, the Company granted the non-controlling interest of Spring Health Solutions an option to convert their shares in Spring Health Solutions into shares of the Company, under certain conditions, at a ratio of 2.5 shares of the Company in exchange for 1 share of Spring Health Solutions and an entitlement to receive an amount equal to 2% of Spring Health Solutions revenues up to a total of $3 Million. The royalty right expires on exercise of the option. The Company concluded that it had not effectively acquired the non-controlling interest upon issuance of the put options as the non-controlling interest continued to be exposed to the risks and rewards of Spring Health Solutions.

The royalty rights were  accounted for as a contingent consideration under IFRS 3; During 2009, Spring Health Solutions commenced sales of its products and the Company determined that future payments of royalties are probable; consequently, the Company recognized on December 31, 2009 a liability and goodwill of NIS 3,085, with respect to this business combination.

 In addition, according to IAS 32, the Company should have recognized the option to convert shares as a derivative financial liability at the date of grant measured at fair value through profit or loss pursuant to IAS 39. However, the Company did not recognize the said financial liability since its value was nil.

Following the business combination of Spring Health Solutions, as above, the Company made two additional investments on March 2007 and January 2008, that were treated as acquisitions of additional non controlling interest. Consequently, the Company recorded goodwill in the total amount of NIS 3,008 equal to the change in the carrying amount of the non-controlling interest.

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

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 – SUBSIDIARIES (continued):

In December 2010, the remaining shareholders and share option holders of Spring Health Solutions (representing 7.06% of the issued and outstanding share capital of Spring Health Solutions) exercised their option to exchange their holding  in Spring Health Solutions for  151,913 company shares and 13,920 of the company's warrants (on a 2.5 to 1 ratio).  As a result of the exchange, the royalty rights granted to the non-controlling interest of Spring Health Solutions had expired. Consequently, the Company reduced the royalty liability by NIS 2,617 which was recorded against non-controlling interests, share capital and share premium and other reserves.

As of December 31, 2011 and 2010, the Company holds 100% of the issued and outstanding share capital of Spring Health Solutions.

b.	G Sense Ltd

G Sense Ltd (“G Sense”) is engaged in research and development of medical aids for diabetic patients, such as blood level glucose sensor. According to an agreement accompanying the establishment agreement of G Sense, a former senior Spring Health Solutions employee will be entitled with respect to his services to G Sense to fully vested options to purchase shares of G Sense for no consideration and without any exercise price (the "First Option"). Additionally, in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, the employee will be entitled to a cash compensation of $100,000 or $200,000 in accordance with terms stipulated in the agreement or, at the full discretion of G Sense, to options exercisable for 7,812 or 15,625 shares of the Company, respectively (the "Second Option").

The First Option should have been accounted for in accordance with IFRS 2, as share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with the First Option.

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

As of December 31, 2011 and, 2010, the Company holds 100% of the issued and outstanding shares of G Sense (92% on a fully diluted basis).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 – SUBSIDIARIES (continued):

c.	Spring- Set Health Solutions Ltd.

In January 2008, the Company, Spring Health Solutions and Spring- Set Health Solutions Ltd. (“Spring-Set”) entered into an agreement pursuant to which Spring Health Solutions will assign to Spring-Set all its rights in connection with intellectual property to the disposable medical aids for the treatment of diabetic patients. According to the agreement, Spring Health Solutions will be entitled to royalties equal to 7% of all income generated by Spring-Set , as well as have the right to purchase the disposable medical aids from Spring-Set  at cost (as defined in the agreement).

According to an accompanying agreement to the said agreement, a Spring Health Solutions, G Sense and Spring-Set former senior employee was issued shares of Spring-Set representing 9.9% of the fully diluted issued and outstanding shares of Spring- Set. According to the said agreement,  the said employee's holdings in Spring-Set will not be diluted until such time when an additional $1 million investment will be raised by Spring-Set  (excluding the $700  loan for 5 years bearing interest at an annual rate of 4% granted by the Company to Spring- Set ).

The said issuance was in respect of services rendered by the former senior employee to Spring- Set , therefore, this issuance should have been accounted in accordance with IFRS 2, as equity-settled share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with this issuance.

In addition, in accordance with the said agreement, the employee had the right (free of charge) for a one time conversion of all of his shares in Spring- Set  into 73,148 shares of the Company, in the event Spring- Set’s  accumulated  revenues will exceed $1 million as well as be higher than the revenues of another subsidiary of the Company. The said right was accounted for as equity-settled share-based payment transaction. However, as of grant date and over all of the reporting periods since then and until October 2011, the Company's best available estimate was that no equity instrument related to the said right will vest. Therefore, until October 2011, the Company did not recognize any expense associated with the said right.

In October 2011, all the employee shares were converted to Company's shares under a settlement agreement approved by court (see note 16).  The above conversion was treated as a transaction with non-controlling interest. The difference of NIS 1,116 was charged to capital surcharge.

Also, according to the accompanying agreement the said employee is entitled to a cash bonus up to $1 million according to Spring- Set's sales. As of December 31, 2011 and 2010, since Spring-Set has not met any of the sales targets, and since the Company standing, based on its legal advisors, is that since the said employee is currently not employed, he is not entitled to such bonus. The Group did not recognized any liability for that bonus.

As of December 31 2011 and 2010, the Company holds 100% and 90.1% of the issued and outstanding shares of Spring- Set Health Solutions.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

d.	NextGen Biomed Ltd.

NextGen Biomed Ltd. ("NextGen"), is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical Ltd. (Sindolor) through Sindolor Holdings Ltd. (see e.). NextGen and its subsidiaries ("NextGen Group"), were engaged in  developing pain alleviation products, and comprised a reportable segment of the Group until the sale of the investment in NextGen August 2011 (see (1) below). The NextGen Group was formed in 2010 – see (2) hereafter.

On May 2011, the board of directors assessed that its subsidiary, Sindolor Medical Ltd, may not be able to continue its operation and decided to impair the intangible assets by NIS 3,245.

1)	Disposition of the NextGen Group (discontinued operations)

On May 30, 2011 the Company entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of its holdings in NextGen, in exchange for cash consideration of NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen Group's cash reserves at the closing of the sale transaction. The closing of the sale transaction occurred on August 3, 2011.The sale of NextGen was treated by the Group as discontinued operations, and accordingly the results of operations of the NextGen Group are presented, with retrospective effect, as a separate line item in the statement of comprehensive loss, as gain or loss from discontinued operation.

Analysis of discontinued operations, and the gain recognized on the disposition of the investment in NextGen, is as follows:

	Year ended 31 December
	2009	2010	2011
Research and development expenses	1,198	412	25
General and administrative expenses	442	1,913	614
Impairment of intangible assets (see e. below)	-	-	3,245
Operating loss	1,640	2,325	3,884
Registration costs	-	6,049	-
Finance income	(5)	(43)	(39)
Finance costs	3	3	1
Finance costs – net	(2)	(40)	(38)
Loss and total comprehensive
loss for the period	1,638	8,334	3,846
Reduction of intercompany costs	-	(283)	(163)
Gain from disposition of the investment in NextGen	-	-	3,619
Total loss for the year from discontinued operations	1,638	8,051	64

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

2)	Acquisition and formation of NextGen Group

NextGen was acquired by the Company in the beginning of 2010. At the time of the Transaction, the only asset of NextGen was cash of NIS 2,038.

The purpose of the Transaction was to obtain a registration on the TASE to improve the ability of the Company's subsidiary, Sindolor, to raise capital in the future.

The Transaction was effected by:

a)	The transfer of the Company's existing holdings of Sindolor (57.5% of the issued and outstanding shares of Sindolor before dilution) to Next Gen,

b)	NextGen issuing the Company shares of its common stock representing 88.58% of the issued and outstanding shares of commons stock.

c)	A payment of NIS 1,150 by the Company to third parties, who previously acquired the control of Next Gen.

d)
The grant of rights for 15% of the issued outstanding shares of NextGen to the said third parties. The said rights were issued for a cash of NIS 238 as part of a prospectus of NextGen for the issuance of rights; and

e)
Subject to the exit of the NextGen shares from the "Conservation List" of the TASE, the Company was issued options to acquire additional 5% of the issued and outstanding shares of NextGen and transferred 50% of these options (representing 2.5% of the issued and outstanding shares of Next Gen) to the said third parties.

The Company gained control of NextGen on January 13, 2010.

At the conclusion of the Transaction (including the grant of rights and before the exercise of the options) the Company held 73.05% of the share capital of Next Gen. The Company retained control of Sindolor by virtue of control of Next Gen, which controlled – following the transaction - 57.5% of the voting rights in Sindolor, but its economic interest in Sindolor was diluted to 42.52%.

The Transaction was accounted for as an asset acquisition in which, in substance, the Company acquired a cash balance and an intangible item, being the rights associated with NextGen's stock exchange registration, in exchange for a cash payment, the grant of rights and options, and an economic interest in Sindolor.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

The consideration paid for the acquisition of NextGen was measured at the aggregate of: the amount of cash paid, the fair value of the rights and options and the fair value of the economic interest in Sindolor that was effectively transferred to the shareholders of NextGen, (including the grant of rights) measured at 21.8% of the enterprise value of Sindolor.

The difference between the consideration paid, calculated as described above, and the Company's share of NextGen's cash balance, amounting NIS 6,049, was attributed to the rights associated with NextGen stock exchange registration (registration rights), that was expensed immediately (as such rights do not qualify for capitalization in accordance with IAS 38).

Additional non-controlling interest, amounting NIS 1,361was recognized, arising from the dilution of the Company's interest in Sindolor and the non-controlling interest in Next Gen. Balancing gain, amounting NIS 5,101, representing the dilution of the Company's interest in Sindolor, was recognized in equity.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 . As part of this rights offering, the Company has undertaken to exercise all of its rights to purchase shares of NextGen in consideration for NIS 2,609  and to sell these shares in consideration for NIS 2,459  to a broker who will distribute them at its sole discretion. Following this transaction, the Company held 58.2% of the share capital of NextGen on a fully-diluted basis. On September, 2010 an amount of 3,006,190 NextGen's options par value NIS 0.01 and NIS 0.065 exercise price were exercised to 30,062 NextGen shares and as a result the Company's holding was reduced to 57.28% of the share capital of NextGen.

e.	Sindolor Holdings Ltd and Sindolor Medical Ltd.

Sindolor Holdings Ltd. (“Sindolor Holdings”) was established on May 7, 2009, and its only activity was to hold a controlling interest in Sindolor Medical Ltd.  Sindolor Medical Ltd (“Sindolor”; previously - Mazcold LTD) had a prototype of painless injector as well as a US Food and Drugs Administration (FDA) rights to market it.

On May 3, 2007, upon the establishment of Sindolor, the Company entered into an investment and loan agreement with Sindolor, pursuant to which the Company obtained 50.01% of the issued and outstanding shares of Sindolor. Rights and patents acquired were initially recognized based on their cost in the said transaction at an amount of NIS 2,546. Following an additional investment in Sindolor during March 2008, the Company recorded goodwill in an amount of NIS 699, equal to the change in the carrying amount of the non-controlling interest. Subsequently the Company held 55.3% of the fully diluted issued and outstanding share capital of Sindolor. In May 2011 the board of directors of NextGen decided not to continue and finance the company and has decided to write off the above goodwill of NIS 699 and the rights in the acquired patents of Sindolor (NIS 2,546), which were recognized as an impairment loss in the statement of comprehensive income (classified to discontinued operations).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 6 - CASH AND CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31
	2010	2011
Cash at bank and cash on hand:
In US dollars	466	1,904
In Euro	84	524
In NIS	1,307	1,076
Short term bank deposits:
In US dollars (1)	5,964	-
In Euro (1)	5,830	-
In NIS (2)	21,434	1,544
	35,085	5,048

(1)	Earning less than 0.77% of annual interest

(2)	Earning annual weighted interest of Prime minus 1.7%.

b.	Short term deposit

As of December 31, 2011, includes NIS NIL denominated in US$ and NIS 303 denominated in NIS (December 31, 2010: NIS 3,561 and NIS 208, respectively). The NIS amount is collateral for a bank guarantee provided under a lease agreement, see note 14.

The balance of the cash and cash equivalents and deposits is an approximate to its fair value as the discounting effect is considered immaterial.

NOTE 7 - TRADE AND OTHER RECEIVABLES

a.	Trade accounts receivables

As of December 31, 2011 and 2010 the trade balance is denominated in Euro as well as US$.

The outstanding balance is net of provision for doubtful debt in the amount NIS 345 (December 31, 2010 – NIS 331).

b.	Other

	December 31
	2010	2011
Institutions	576	480
Advances to suppliers	205	80
Grant receivable from the OCS*	763	246
Prepaid expenses(d)	355	415
Other	5	5
	1,904	1,226

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 7 - TRADE AND OTHER RECEIVABLES (continued):

Grants receivable from the OCS represent amounts due from the OCS related to reimbursements of qualified expenses incurred by the Company.  The reimbursements are unconditionally payable to the Group as a result of previously authorized grants from the OCS.

c.	The balance of the "trade and other receivables" is an approximate to its fair value as the discounting effect is considered immaterial.

d.	As of December 31, 2011 and 2010, long term prepaid expenses in the amount of NIS 379 and NIS 471 was recorded as part of long term receivables respectively.

NOTE 8 - INVENTORY

	31 December
	2010	2011
	U.S. dollars in thousands
Raw materials and supplies	1,655	348
Products in process	167	39
Finished products	672	1,322
	2,494	1,709

The Company wrote off inventory of NIS 1,598 and NIS 1,400 during 2011 and 2010 respectively relating to raw materials and finished products.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 9 - PROPERTY AND EQUIPMENT:

Composition of property and equipment, grouped by major classifications, and the changes during the years 2010 and 2011 is as follows:

	Costs				Accumulated depreciation
	Balance at the beginning			Balance at	Balance at the beginning			Balance at	Property and equipment, net As of December 31
	of the year	Additions	Retirements	Year end	of the year	Additions	Retirements	Year end	2010	2009
Composition for 2010

Furniture and office equipment	286	122	-	408	48	72	-	120	288	238
Computers and electronics	528	95	-	623	318	112	-	430	193	210
Laboratory equipment	1,643	420	-	2,063	388	265	-	653	1,410	1,255
Leasehold improvements	449	-	-	449	80	61	-	141	308	369
Machinery, molds and equipment	-	1,619	-	1,619	-	5	-	5	1,614
Vehicles	41	-	(38)	3	10	5	(14)	1	2	31
	2,947	2,256	(38)	5,165	844	520	(14)	1,350	3,815	2,103

	Costs				Accumulated depreciation
	Balance at the beginning of the year			Balance at Year end	Balance at the beginning of the year			Balance at Year end	Property and equipment, net As of December 31
		Additions	Retirements*			Additions	Retirements*		2011	2010
Composition for 2011

Furniture and office equipment **	411	27	(32)	406	121	50	(15)	156	250	290
Computers and electronics	623	85	(28)	680	430	128	(27)	531	149	193
Laboratory equipment	2,063	186	(9)	2,240	653	328	(5)	976	1,264	1,410
Leasehold improvements	449	-	-	449	141	66	-	207	242	308
Machinery, molds and equipment	1,619	778	-	2,397	5	229	-	234	2,163	1,614
	5,165	1,076	(69)	6,172	1,350	801	(47)	2,104	4,068	3,815
* Including cost and accumulated depreciation relating to the disposition of NextGen. **Reclassified

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS:

a.	Composition of intangible assets, grouped by major classifications, and the changes during the years 2010 and 2011 is as follows:

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	Additions	year end	of the year	Additions	year end	2010	2009
Composition for 2010:
Goodwill	8,927	(b)(922)	8,005		-	-	8,005	8,927
"In process research and development "acquired in business combination	2,893	-	2,893	-	73	73	2,820	2,893
Knowhow and rights in patents (a)	2,546	-	2,546		-	-	2,546	2,546
Software	291	87	378	175	69	244	134	116
	14,657	(835)	13,822	175	142	317	13,505	14,482

(a)  See note 5e,      (b)  See note 5a

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning	Additions	Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	(impairment)	year end	of the year	Additions	year end	2011	2010
Composition for 2011:
Goodwill	8,005	(8,005)	-	-	-	-	-	8,005
"In process research and development" acquired in business combination	2,893	(173)	2,720	73	292	365	2,355	2,820
Knowhow and rights in patents	2,546	(2,546)	-	-	-	-	-	2,546
Software	378	129	507	244	97	341	166	134
	13,822	(10,595)	3,227	317	389	706	2,521	13,505

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

b.	Impairment tests for goodwill, knowhow, rights in patents and in process research and development:

The above mentioned intangible assets are allocated to the group’s cash-generating units (CGUs).  As of December 31, 2010, the abovementioned intangible assets were allocated to the "Insulin pumps" CGU within the "Insulin pumps and related products" segment, and to the CGU of "Pain alleviation products" (which was identified as the operating segment – "Pain alleviation products"), as follows:

	Insulin pumps and related products	Pain alleviation products (discontinued operations)	Total

Goodwill	7,306	699	8,005
"In process research and development" acquired in business combination	2,820	-	2,820
Knowhow and rights in patents	-	2,546	2,546
	10,126	3,245	13,371

As of December 31, 2011, all of the intangible assets were allocated to the "Insulin pumps" CGU within the "Insulin pumps and related products" segment. As of December 31, 2010 and 2011 the recoverable amount of a CGU related to the insulin pumps, was determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the medical device branch business in which the CGU operates. Based on these calculations and tests, management has determined for December 31, 2010 that the recoverable amount of this CGU exceeded substantially its carrying amount and that no impairment has incurred as of that date. For December 31, 2011, the carrying amount of this CGU exceeded the recoverable amount determined by management, reflecting an impairment loss of NIS 7,479 which was carried to profit and loss.  NIS 7,306 of the amount of the impairment was allocated to write off the balance of goodwill and the remaining was allocated to "In Process Research and Development" from business combination.

The recoverable amount of the CGU related to pain alleviation products as of December 31, 2010 (discontinued operation that was sold in 2011- see note 5d.) was calculated based on its fair value less costs to sell. The intangibles allocated to this CGU were written off during 2011; prior to the sale of NextGen, See also note 5e.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

The key assumptions used for value-in-use calculations of the insulin pumps and related products as of December 2011 and 2010, are as follows:

	December 31
	2010	2011
Growth rate	5%	5%
Discount rate (pre tax)	28%	29%

NOTE 11 - TRADE AND OTHER PAYABLES:

a.	Trade accounts payable:

	December 31
	2010	2011
Open balances	3,649	1,530
Notes payables	77	7
	3,726	1,537

As of December 31, 2011 and 2010 NIS 1,017 and NIS 2,475, respectively, are linked to foreign currencies.

b.	Other:

	December 31
	2010	2011
Payroll and related accruals	929	464
Provision for vacation	500	461
Accrued expenses	1,515	1,315
Provision for royalties to the OCS (see notes 15 and 2p)	128	104
Other	89	60
	3,161	2,404

The balance of the trade and other payables is an approximate to its fair value as the discounting effect is considered immaterial.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 12 - LIABILLITY FOR SEVERANCE PAY - NET:

The severance and pension obligations of the Company with respect to most of its employees are covered by defined contribution plans. Contributions charged to expenses with respect to these plans amount to NIS 457, NIS 637and NIS 644 for the years 2009, 2010 and 2011, respectively.

The Company's severance pay obligation and plan assets for employees that are covered by defined benefit severance pay plan (three employees as of the statement of position dates), are as follows:

	December 31
	2010	2011
Present value of wholly or partly funded obligations	127	91
Fair value of plan assets	(51)	(10)
	76	81

NOTE 13 – MANUFACTURING AGREEMENT

In October 2010, the Company entered into a manufacturing agreement with UPG (Suzhou) EPZ Co. LTD. – a Chinese manufacturer ("UPG"), whereby UPG will set-up production lines to produce the Company's durable and consumable components of the insulin pumps (Consumables) and Spring Universal Infusion Sets (Sets); production will be based on Company's orders, according to the Company's specifications and on a non-exclusive basis. On August 15,2011, as stipulated in the agreement, UPG informed the company that its first production line was ready for production (Go Date). Under the agreement, the Company is committed (per line) to a minimum order quantity and an overall order quantity target to be achieved over three years commencing on the Go Date.

The agreement specifies capital expenditures made by UPG which include generic manufacturing equipment, amounting to $ 757, and specific manufacturing equipment, amounting to $ 46 (for the first line).  If the Company fails to meet the quantity target, or withdraws from the manufacturing agreement before the end of the three years period (unless for cause), it will be required to reimburse UPG for these capital expenditures, based on the following formula: 100% of the costs of specific equipment and 50% of the costs of the generic equipment multiplied by the ratio between the number of production units that are missing to meet the target, and the target. At the end of the three years, or if UPG withdraws from the agreement before the end of the three years, the specific equipment is transferred to the company without any further consideration.

The Company applied IFRIC 4 and concluded that the arrangement contains a financial lease of the specific equipment and an operating lease of the generic equipment. Consequently, the company recorded fixed assets and a corresponding financial lease liability of NIS 487 at the inception of the lease.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 13 – MANUFACTURING AGREEMENT (continued):

As of December 31, 2011, the minimum lease payments over the remaining term of the lease are as follows:

	Financial lease	Operating lease
In 2012	53	482
In 2013	53	482
In 2014	33	301
After 2014	317	339
Total	456	1,604

* The present value of the above lease obligation, net of future financial expenses is NIS 1,571 (based on effective interest rate of 15%).

NOTE 14 - COMMITMENTS:

a.	Lease

Agreements In August 2008, Spring Health Solutions has entered into a leasing agreement pursuant to which it leased a 625 sq.m. facility at Tirat HaCarmel. The term of the lease is 60 months starting February 18, 2009 with an option for additional 60 month period. The monthly lease cost is NIS 31 linked to changes in the Israeli CPI plus a 2% annual increase rate.

As of December 31, 2010 and 2011, operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

b.	For costs sharing agreement between companies under common control - see note 27d.

c.	For commitments under a manufacturing agreement with a third pary – see note 13.

d.	SEDA agreement – see Note 17a(3).

NOTE 15 -GRANTS FROM THE ISRAELI OCS

Spring Health Solutions has a liability to pay royalties to the Israeli government as a result of grants received from the Israeli OCS. The liability is based on future sales generated by products and knowhow which were developed using OCS grants. Spring Health Solutions will not be subject to the liability in the event the OCS funded development project will not yield revenues. As of December 31, 2011 and 2010, it is probable that Spring Health Solutions will be required to pay the above mentioned royalties, and accordingly, with respect to grants received before January 1, 2009 a provision for the repayment of grants in the amount of NIS 3,053  and NIS 4,303 as of December 31, 2010 and 2011, respectively, was accounted for;  With respect to grants received commencing January 1, 2009 – a financial liability in the amount of NIS 2,311 and NIS 2,492 as of  December 31, 2010 and 2011, respectively, was accounted for. As of December 31, 2010 and 2011 the total balance of the provision and the financial liability was NIS 5,364 and NIS 6,795, respectively (see also notes 3c and 2p).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 15 -GRANTS FROM THE ISRAELI OCS (continued):

According to the terms of the program, the OCS is entitled to royalties equal to 3%-4.5% of the sales of the product funded, up to the repayment of 300% of the grants received The transfer of manufacturing of said products outside of Israel is subject to the OCS' prior written approval, and subjects the Company to increased royalty liability (up to 300% of the aggregate grant amount) and increased annual royalty rate.

The maximum royalties due to the OCS as of December 31, 2011 is NIS 15,546 under the assumption of 150% repayment (December 31, 2010 NIS 8,395 under the assumption of 100% repayment), the amount is linked to the changes in the exchange rate between the US$ and the NIS, and bears annual interest at LIBOR rate.

Under the OCS rules, technology developed with funding of the OCS, that is not the final product, and any related right thereto may not be transferred outside of Israel except with the prior approval of the OCS, to be granted at its discretion.  The sale of such technology is subject to special rules, and may require the payment of redemption fees to the OCS. Such redemption fees are based in general on the ratio between the aggregate OCS grants and the total aggregate investment in the project that was funded by the applicable OCS grants, multiplied by the transaction consideration (but no less than the unpaid royalties plus accumulated annual interest).

The allocation of the said liabilities is as follows:

	December 31
	2010	2011
Presented as current liabilities	128	104
Presented as non-current liabilities	5,236	6,691
	5,364	6,795

The said amounts are no material deference from their fair value as of the said dates.

NOTE 16 -NON-CONTROLLING INTERESTS

Non-controlling interests as of December 31, 2011 are comprised of the First Option granted to former senior employee of G Sense (see note 5b.), that are presented at nil.  As of December 31, 2010, non-controlling interests also included shares of Spring-Set representing 9.9% holding in that subsidiary (see note 5c.), which were converted into 73,148 shares of the Company under a settlement between the Company and the non-controlling shareholder, approved by the District Court of Haifa on October 4, 2011, and the non-controlling interest of NextGen and its subsidiaries amounting NIS 1,120 (see also note 5d) which was deconsolidated in 2011, as a result of the disposition of the Company's investment in this subsidiary (discontinued operations).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES:

a.	Ordinary shares, share premium and other reserves:

1)         Composed of ordinary shares of NIS 0. 32 par value, as follows:

	Number of shares (in thousands) at December 31
	2010	2011
Authorized	312,500	312,500
Issued and fully paid	7,778	8,167

The shares are quoted on the TASE as well as over the NASDAQ Capital Market, as of December 31, 2011 at NIS 6.077 per ordinary share of NIS 0.32 par value and U.S. $ 1.54 (NIS 5.884 ), respectively (as of December 31, 2010 -  NIS 13.74 per ordinary share of NIS 0.32 par value and U.S. $ 3.94 (NIS 13.98))

The ordinary shares holders are entitled for voting rights, participation in the shareholders meeting, the right for dividends and the right to participate in remaining assets upon liquidation of the Company.

2)	All shares, options, warrants and losses per share amounts are adjusted to reflect a 32-for-one reverse stock split approved and conducted on April 7, 2010.

3)
On April 16, 2011 the Company announced that it had signed a US$ 10 million standby equity distribution agreement ("SEDA") with YA Global Investment L.P., a fund managed by Yorkville Advisors, LLC.(hereafter "YA") over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the "SEDA" the Company would be able to sell, and YA would be obligated to buy, up to US$500 thousands of the Company's ordinary shares in any ten-day period and per a specific notice. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period. The SEDA would also be subjected to the effectiveness of a shelf prospectus in Israel and the rules and regulations of the Israeli Securities Authority and Tase. Under the SEDA, the Company undertook to pay YA a commitment fee of 2%. In addition, under the SEDA, the total amount of shares that would be held by YA, at any time, during the commitment period, will not exceed 4.99% of the Company's shares. On August 15, 2011 the Company entered into Amendment No.1 to the Standby Equity Agreement dated April 16, 2011 pursuant to which the parties thereto agreed that the maximum advance amount that the Company may withdraw at its sole discretion shall be US$ 900 thousands and per a specific advance notice, the parties may increase by mutual consent the maximum amount up to an amount of US$ 1,500 thousands.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

4)
On December 27, 2011, the Company and YA entered into a second amendment to the SEDA. This amendment enables the Company to choose, at its sole discretion, between two different pricing methods for each advance notice made by the Company pursuant to the SEDA. One method is the “Lowest VWAP Method”, which was the sole pricing method under the SEDA prior to the SEDA Amendment. The other method, which is now available to the Company following the SEDA Amendment, is the “Average VWAP Method” pursuant to which the purchase price of the shares is calculated based on an average of all the daily VWAPs during the Pricing Period multiplied by the Relevant Percentage equal to 95% (as such terms are defined in the SEDA). If the Company chooses the “Average VWAP Method,” no minimum price requirements will be required by the Tel Aviv Stock Exchange Ltd. ("TASE").

5)
On December 19, 2011, the Company has published a shelf offering report, based its Shelf Prospectus (see note 1f.), following which it issued pursuant to the SEDA agreement (see above) 272,652 ordinary shares to YA Global Investments LP. for a total net consideration of NIS 1,327 (after the deduction of commitment fee and other issuance costs).

6)	As to shares issued subsequent to December 31, 2011 – see note 29a.

7)
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

As of December 31, 2011, there are no outstanding warrants under public or private offerings. As to the exercise of warrants during the three years ended December 31, 2011 – see c. below.

See also note 29 for warrants issued subsequent to December 31, 2011.

c.	Changes in Company's equity

Following is a description with respect of issuance of ordinary shares and warrants during the three years ended December 31, 2011:

1)
In January 2007, the Company issued 468,750 warrants (series 3) exercisable to ordinary shares of the Company over a period of three years, at an exercise price of NIS 22.4 linked to the Israeli CPI per warrant. The said warrants were classified as financial liabilities in the statement of financial position, at fair value through profit or loss (see also note 2i); the fair value was based on its quoted market price on the TASE.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

Through December 31, 2009, 197 warrants were exercised. On January 12, 2010, the term of the warrants was extended to March 31, 2010 and the exercise price was amended to NIS 27.84 linked to the Israeli CPI .

During February and March 2010, 466,111 warrants (series 3) were exercised into   466,111 ordinary shares of 0.32 par value for a total consideration of NIS 12,862, and the remaining 2,442 warrants (series 3) expired. The liability in respect of these warrants amounting, at time of exercise to NIS 5,075, was carried to premium on shares.

Fair value adjustments of the said warrants, through the date of their exercise or expiration, are presented as a separate line item in the statement of comprehensive loss.

2)	During 2009, as part of several public offerings, the Company issued 337,500 ordinary shares of NIS 0.32 par value for a total consideration of NIS 8,792.

As consideration for consulting services provided by an external advisor with respect of the said fund raising, the Company paid NIS 400 and issued warrants (series 12) to purchase 22,500 ordinary shares NIS 0.32 par value, exercisable for two years, at an exercise price of NIS 0.32 per share. During November 2009, all warrants were exercised. The total fair value of these consulting services, estimated as NIS 1,005, was offset from share premium.

3)
During 2009, as part of several private placements, the Company issued 527,187 ordinary shares of NIS 0.32 par value and 158,159 warrants (series 12) to purchase 158,159 ordinary shares NIS 0.32 par value at an exercise price of NIS 30.4, for a total consideration of NIS 16,027.

These warrants are classified as an equity instrument in the statements of financial position. Total consideration was allocated between the ordinary shares and the said warrants based on their relative fair value. Issuance costs of NIS 1,800, relating to a consulting fee paid to a third party consultant for assistance in securing capital raises, were allocated between the ordinary shares and the warrants based on their relative fair values.

4)	During 2009, 30,774 warrants issued to non controlling interest that were classified as an equity instrument, were exercised for a total consideration of NIS 20.

5)
During 2010 , 161,236 share options granted to employees and service providers were exercised into 161,236 ordinary shares of the Company for a total consideration of NIS 86 (including 159,673 options granted to a former senior employee of the Group that were exercised  into 159,673 shares in consideration for NIS 51).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

6)
During 2010, all 112,928 warrants issued under subscription agreements from May and June 2008, were exercised to 112,928 ordinary shares of the company for a total consideration of NIS 3,126 The amounts attributed to such warrants upon issuance (including warrants issued to a former holder of convertible debentures with a carrying amount of NIS 2,137) were classified to premium on shares.

7)
In August, 2010 as part of the US IPO, the Company issued 1,500,906 ordinary shares par value NIS 0.32. The IPO price of the Company's ordinary shares was U.S. $ 7.00 per ordinary share. As part of the IPO the Company recognized in the share Premium and other reserves NIS 28,613, net of NIS 7,262 issuance and distribution expenses that were attributed to the said IPO. In addition, in the course of the said IPO, the IPO underwriters were granted with share options with fair value of NIS 996, which were also included as issuance expenses. (see note 17d(6)).

8)
In December 2010, the remaining founding shareholders and employees of Spring Health Solutions exercised their options to exchange their holdings in Spring Health Solutions for 151,913 shares in the Company and 13,920 of the Company's share options. (see note 5a). In January 2011, 6,570 options were exercised in an exercise price of nil.

9)
In May 2011, the Company issued 37,500 restricted shares, as share based payment to a service provider. The fair value of this payment of NIS 457 was expensed in 2011 (as of December 31, 2011 the shares are not restricted).

10)
In October 2011, the Company issued 73,148 shares for the purchase of all the shareholding of the non-controlling interest of Spring Set (see note 5c.). The difference between the fair value of the shares of NIS 495 (based on their market value) and the carrying amount of the non-controlling interest of NIS 1,092 was carried to capital surplus/retained earnings.

d.	Share-based payments:

Share based payment transactions during the three years ended December 31, 2011 and the status of outstanding options during this period are as follows:

1)
In August 2009, the Board of Directors of the Company approved the grant, for no consideration, of 120,348 options to purchase 120,348 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 32.864, to the CEO. The options will vest in 43 installments, whereby the first installment of 1/8 of all options will vest following six months of the employment and the remaining portion will vest over 42 equal monthly installments thereafter.

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

The fair value of each of these options on the date of the grant was estimated as NIS 30.048 using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price at the grant date of NIS 36.224, dividend yield of 0%; expected volatility of 74.25% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.49%; and expected life until exercise of 10 years.

During the years ended December 31, 2011, 2010 and 2009, the Company recognized expenses related to these options in an amount of NIS 726, NIS 907 and NIS 1,598 respectively.

2)
In November 2009, the Board of Directors of the Company approved the grant, for no consideration, of 46,875 options to purchase 46,875 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years to 3 officers (15,625 each). The exercise price for 15,625 of the options is NIS 32.4736 and for the remaining of the options (31,125) is NIS 32.864.

The options will vest according to the following schedule:

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

The average fair value of each of these options on the date of the grant, was NIS 24.64 calculated using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price on the grant date of NIS 30.24, dividend yield of 0%; expected volatility of 74% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.5%; and expected life until exercise of 10 years.

In October, 2010 the Board of Directors of the company decided to extend the vesting period of 2 of the officers from 36 months to 48 months. During the years ended December 31, 2011, 2010 and 2009, the Company recognized expenses related to these options in an amount of NIS 180, NIS 370 and NIS 343 respectively.

3)
In August  2010 as part of the US IPO, the Company granted the underwriter 75,045 options to purchase  75,045 ordinary shares NIS 0.32 par value. The options have an exercise price equal to 125% of the IPO pricing (US$ 8.75)  to be exercised from twelve months after the completion of the IPO until sixty months after the IPO (see also c.(7) above) .

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

4)
In October, 2010 the Company's board of directors granted a total of 396,700 options to purchase the Company's ordinary shares NIS 0.32 par value, under the Company's 2005 option plan. The options were granted to various executive officers, directors, managers, other employees and consultants of the company. The options vesting period is  4 years commencing on October 26, 2010  (1/8 of all options will vest following six months of the employment and the remaining portion will vest over 42 equal monthly installments thereafter). The options granted to Israeli employees/consultants have an exercise price of NIS 25.33 per share, while options granted to non-Israeli employees/consultants have an exercise price of 7$ per share. On the same month the Company's board of directors granted additional 28,350 options to purchase the Company's ordinary shares under the same conditions, to an American consultant of the Company out of 15,625 options at an exercise price per share of U.S. $ 8.88 and 12,725 options at an exercise price per share of U.S. $ 7.00. The fair value of the options granted was NIS 4,455.The above fair value was calculated using the binomical model, and was based on the following assumptions: standard deviation 67.3%, pre-vesting exit 6.2-6.75 years and interest of 2.52% for the US$ options and 4.58% for the NIS options.

5)	In December 2010, the remaining share options holders of Spring Health Solutions exchanged their 13,920 options in Spring Health Solutions for 13,920 options of the Company . (See note 5a).

6)
In February 2011, the Company's board of directors granted to a director of the Company, 15,625 share options to purchase the Company's ordinary shares at an exercise price of NIS 25.33 per share, under the Company's 2005 option plan. The options vesting period is 4 years commencing on February, 2011 (all options will vest over on a continuous basis).

The average fair value of these options on the date of the grant, was NIS 0.15 calculated using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price on the grant date of NIS 15.1, dividend yield of 0%; expected volatility of 89% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.1%; and expected life until exercise of 4 years.

During the year ended December 31, 2011, the Company recognized expenses related to these options in an amount of NIS 79.

7)	As to restricted shares granted to a service provider during 2011 – see c.(9) above.

8)
On November 2, 2011, following the approval by the compensation committee and audit committee of the Company, the Company's board of directors approved the re-pricing of 470,849 outstanding options to purchase ordinary shares of the Company, subject to certain conditions, including, among others, that the total revenues from

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

Sales to unaffiliated parties during the period commencing April 1, 2012 and until March 31, 2013 shall be not less than US$3 million  (the "Re-Pricing Conditions"). If the Re-Pricing Conditions are met, the exercise price of options to purchase the Company's ordinary shares, previously granted to the Company's directors, employees and consultants, shall be adjusted to NIS 7.962 (approximately US$2.161). The new exercise price is equal to the closing price of the Company's ordinary shares on the TASE on November 2, 2011. The Re-Pricing of options held by directors of the Company is yet subject to the approval of the Company's shareholders. The Company's board of directors also approved the grant to certain employees of the Company, of a total of 64,600 new options to purchase ordinary share of the Company (8) (with an exercise price of NIS 25.33 (approximately US$6.878), under the Company's 2005 share option plan. The re-pricing shall apply to these new options as well (subject to the Re-Pricing Conditions). Having regard to the recent developments, management does not expect that the Re-Pricing conditions will be met, and therefore attributed no additional fair value to the compensation relating to the Re-Priced options.

9)	Changed in the number of options granted to employees and service providers to purchase ordinary shares of the Company, as well as the weighted average of exercise prices are as follows:

	2009		2010		2011
	Weighted average exercise price in NIS per share	Number of options	Weighted average exercise price in NIS per share	Number of options	Weighted average exercise price in NIS per share	Number of options
Outstanding at January 1,	7.36	301,600	17.6	438,049	26.52	734,524
Granted	29.12	189,723	25.61	470,040	25.33	80,225
Forfeited		-	11.07	12,329	25.73	55,955

Exercised*	0.32	53,274	0.53	161,236	0.01	6,570
Outstanding at December 31,	17.6	438,049	26.52	734,524	**27.20	752,224
Exercisable at December 31,	8.96	258,795	24.07	168,338	27.23	376,887

*	Total consideration received for the exercised options amounted to NIS nil (less than 1,000)-, NIS 86 and NIS 17, during the years ended December 31, 2011, 2010 and 2009, respectively.

**
Based on the original exercise prices; if the Company meets the Re-pricing Conditions in the November 2011 modification mentioned above, the weighted average exercise price for the options outstanding at December 31, 2011 will be NIS 13.25 and for the options that are exercisable on that date – NIS 16.86.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 – EQUITY, WARRANTS AND OPTIONS FOR SHARES (continued):

The options program is in accordance with section 102 of the Israeli Tax Ordinance. In accordance with the elected approach the Group is not allowed to deduct, for tax purposes, any expense related to options granted to employees, including such expenses considered remuneration expense due to options granted, except for certain employment benefit, if existed, that was determined upon grant date.

NOTE 18 - COST OF SALES:

	Year ended December 31
	2009	2010	2011

Materials used	155	2,485	3,865
Sub contractors	-	-	982
Salaries and related expenses	433	4,775	3,646
Compensation costs in respect of option granted to employees	-	66	314
Depreciation and amortization	15	159	409
Lease and maintenance	-	117	106
Travel	-	89	198
Participation in distributer expenses	-	769	269
Other manufacturing expense	54	625	427
	657	9,085	10,216

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2009	2010	2011
Salaries and related expenses	4,752	3,857	3,695
Compensation costs in respect of options granted to employees	-	328	88
Vehicles maintenance	705	349	260
Materials and sub-contractors	5,752	8,129	9,327
Lease and maintenance	639	392	419
Depreciation and amortization	362	338	585
Costs for registration of patents	512	560	686
Travel	66	107	118
Shipments	239	5	1
Other	-	104	217
	13,027	14,169	15,396
Less OCS grants	(1,031)	(480)	-
	11,996	13,689	15,396

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 20 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2009	2010	2011

Salaries and related expenses	280	1,215	1,394
Compensation costs in respect of options granted to employees	-	27	80
Travel	181	452	529
Exhibitions	143	398	357
Advertising	-	169	20
Doubtful debt	-	331	-
samples	-	-	694
Other	94	370	361
	698	2,962	3,435

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2009	2010	2011
Salaries and related expenses	1,955	3,686	3,551
Compensation costs in respect of options granted to employees and directors	1,538	2,120	2,182
Professional services	656	1,735	4,183
Depreciation	9	158	196
Communication	231	272	322
Office and related expenses	384	896	609
Travel expenses	93	201	175
Directors Fees	169	460	885
Other	87	209	633
	5,122	9,737	12,736

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 22 - OTHER EXPENSES (INCOME), NET:

	Year ended December 31
	2009	2010	2011
OCS grants and changes in the liability for royalties due to the OCS, net	(1,214)	(867)	(573)
Issuance costs	151	-	-
Costs related to the listing of shares of a subsidiary	349	-	-
	(714)	(867)	(573)

NOTE 23a - FINANCE INCOME:

	Year ended December 31
	2009	2010	2011
Interest income on short term bank
deposits	(86)	(227)	(252)
Interest income on restricted deposit	(1)	(12)	(7)
Gains from exchange rates	(156)	(4)	(225)
	(243)	(243)	(484)

NOTE 23b - FINANCE COSTS:

	Year ended December 31
	2009	2010	2011
Loss on exchange rate differences on cash and cash equivalents	-	1,680	85
Finance expense with respect to liability for royalties to the OCS	406	514	1,357
Other	67	81	100
	473	2,275	1,542

D. MEDICAL INDUSTRIES LTD.
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

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

b.	Losses for tax purposes carried forward to future years

As of December 31, 2011 carry forward tax losses for the Company and the Group amounted to NIS 34,143 and NIS 124,241 respectively (2010: NIS 32,274 and NIS 109,350, respectively). In addition the Company has a capital loss for tax purposes in the amount of NIS 46,157 (2010 - NIS 38,950).

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

The Company and its subsidiaries have not received finalized tax assessments from their incorporation through December 31, 2011.Tax assessments filed by the Company and its subsidiaries through the year ended 2005 are considered to be final (subject to the dates of filing and the limitation period according to the law).

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

d.	Taxes on income included in the statement of comprehensive loss

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 24a above) and the actual tax expense reported in the statements of comprehensive loss:

	Year ending December 31
	2009	2010	2011
Loss before taxes on income, as reported	19,015	45,894	48,305
Theoretical tax benefit	(4,945)	(11,473)	(11,593)
Deduct:
Non-deductible expenses (non-taxable income) - net	312	1,538	5,620
Temporary differences related to R&D for which no deferred tax assets were recorded	(874)	(1,427)	(1,237)
Other temporary differences for which no deferred tax assets were recorded	5,507	11,362	7,210
Tax benefits	-,-	-,-	-,-

e.	Effect of adoption of IFRS on the tax liability

Commencing January 1, 2008 the Company is preparing its financial statements in accordance with IFRS.

IFRS standards are different than accounting principles generally accepted in Israel; as such preparation of financial statements in accordance to IFRS may result in material differences from such financial statements prepared in accordance with accounting principles generally accepted in Israel.

In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 and published in the official gazette on February, 4, 2010 (hereafter – the amendment to the ordinance), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.

The meaning of the amendment to the ordinance is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.

On October 31, 2011 the Government of Israel published a law memorandum in connection with the amendment to the Income Tax Ordinance (hereafter – the law memorandum) resulting from application of IFRS in the financial statements.  Generally, the law memorandum adopts IFRS commencing 2011. Also, the law memorandum suggests making several amendments to the Income Tax Ordinance, which will serve to clarify and determine the manner of computation of taxable income for tax purposes in cases where the manner of computation is not clear and IFRS do not comply with the principles of the tax method applied in Israel. At the same time, the law memorandum generally adopts IFRS.  Since the Temporary Order applies to tax years 2007-2011 as above, group management expects that at this stage the new legislation will not apply to tax years preceding 2012.

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

The amendment to the ordinance did not have a material effect on the tax expenses reported in these financial statements.

e.	Deferred taxes:

	In respect of	In respect of carry forward tax
	in process R&D from business	losses and deduction
	combination	(see b. above)	Total
Balance at January 1, 2009	723	(723)	-
Changes in 2009:
Addition of deferred taxes in respect of
in process research and development from
business combination (see note 10)	-	-	-
Balance at December 31, 2009	723	(723)	-
Reduction of deferred taxes in respect of
in process research and development from
business combination (see note 10)	(158)	158	-
Balance at December 31, 2010	565	(565)	-
Reduction of deferred taxes in respect of
in process research and development from
business combination (see note 10)	24	(24)	-
Balance at December 31, 2011	589	(589)	-

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 25 - LOSS PER SHARE

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of the issued and outstanding ordinary shares during the year.

	Year ended December 31
	2009	2010	2011
Loss attributable to equity holders of the company	18,435	42,726	44,801
Weighted average number of ordinary shares issued (in thousands)	4,742	6,582	7,827
Basic loss per share	3.89	6.49	5.72

Diluted loss per share is equal to the basic loss per share as the inclusion of diluted shares will have a non dilutive effect on the loss per share.

NOTE 26 - EXPENSES RELATED TO EMPLOYEES BENEFITS:

	Year ended December 31
	2009	2010	2011
Salaries and related expenses	7,401	13,442	11,894
Social security	286	534	392
Compensation costs in respect of options granted to employees	1,718	2,898	2,597
Severance expenses - defined benefit plan	135	71	5
	9,540	16,945	14,888

Average number of employees during the year	44	70	55

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

"Related parties" - as defined in IAS 24 - "Related Party Disclosures" ("IAS 24"). Related parties include senior employees, directors and companies controlled by the Company's shareholders.

a.	Transactions with related parties

	Year ended December 31
	2009	2010	2011
Costs sharing - net , see note c below	382	291	211
Directors compensation (2011 -
10 directors, 2010 - 9 and 2009 - 5 directors)	405	660	1,081
Subsidiary's director's compensation (discontinued operations)	240	240	135
Executive management Salaries and related expenses (not including discontinued operations)	2,865	5,054	4,428
Executive management Salaries and related expenses of discontinued operations	571	711	145

Stock based compensation expenses for related parties for the years 2009, 2010, 2011 amounted to NIS 1,411, NIS 2,315 and NIS 1,516   respectively.

During 2011 no options were exercised by a senior employee of the group, during 2010, 161,236 options were exercised by a senior employee of the Group and during 2009, 30,774 options were exercised by a senior employee of the Group for total consideration of NIS 0 NIS 86 and NIS 10, respectively.

As for options granted to key management employees see notes 17d

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

b.	Balances with related parties

	Year ended December 31
	2009	2010	2011
Trade and other receivables - curren maturities of loan granted	50	-	-
Non-current financial assets - loan granted	157	-	-
Trade and other payables - Accrued expenses	(20)	(189)	(171)

c.	Costs sharing agreement between companies with common control

The Company share office premises  in Ramat-Gan, Israel with Bio-Cell Ltd., or Bio-Cell, Biomedix Incubator Ltd., or Biomedix  and ATI Ashkelon technological industries (all four under common control). This facility, totaling in approximately 240 square meters, was initially leased by the Company but the Company have assigned the lease agreement to Bio-Cell. Nevertheless, under an agreement among the Company, Bio-Cell and, Biomedix , the expenses of this lease, including the rent and maintenance expenses, are equally shared by the Company, Bio-Cell, Biomedix and ATI. The initial four-year term of the lease agreement ended in July 2009, the agreement has been automatically extended pursuant to a provision that provided for three automatic one-year extensions which terminate on July 2012.

 D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

d.	Executive bonus plan

In September 2007, following the approval of the Company's audit committee and the board of directors in July 2007, the Company's shareholders approved a bonus plan for three of the Company's directors, Meni Mor, Eyal Sheratzky and Zeev Bronfeld. The bonus plan (valid until September 2012),  provided that each of these directors is entitled to receive options to purchase the Company's ordinary shares in the event of a public offering (including a merger or an acquisition) of any of the Company's subsidiaries, Spring Health Solutions Ltd., G Sense Ltd. and Spring Set-Solutions Ltd., such that the number of options to which they are entitled will depend on whether the valuation on which the public offering is based is US$150 million, US$250 million or US$400 million. In the event of a public offering, the amount raised must be at least US$30 million. The options granted will be fully vested and exercisable for a period of three years at an exercise price of NIS 31.57 (US$8.90) per warrant. In the event of a sale of any of the said subsidiaries, each of Messrs. Mor, Sheratzky and Bronfeld will be entitled to a cash bonus calculated as a percentage of the proceeds from the sale. The entitlement is valid for any of the abovementioned transactions taking place during a term of five years from the date of approval of the Company's board of directors (i.e., until July 2012) and provided that at the relevant time they served as directors on the Company's board of directors.

e.	Appointment of CEO

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

4)	The Company issued the CEO 120,348 options to purchase 120,348 shares of common stock NIS 0.32 par value (see note 17d).

5)
The Company granted the CEO a NIS 200 loan linked to the CPI and bears interest of 4% per annum. The loan will be repaid in four equal annual installments of principal and interest. The loan was fully repaid by the CEO in March, 2010.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

f.	Director’s engagement agreement

On September 22, 2009 the Company entered into an independent contractor agreement with the chairman of the board of directors in consideration for the monthly sum of NIS 20,000 plus VAT, linked to the Israeli CPI. The agreement is effective as of September 22, 2009 and continues for a term of five years and may be terminated by either party by furnishing the other party a sixty days prior written notice. In addition, the chairman is entitled to reimbursement of expenses up to the monthly sum of NIS 3 .

On January 11, 2011 the Company's Annual General Meeting of Shareholders approved a monthly compensation in the amount of NIS 20 plus VAT for the consulting services, between the Company and a corporation controlled by Mr. Zeev Bronfeld who is part of the control group of the Company. The said consulting services are valid for 3 years subjected to 3 month advance notice for revoking the consulting services.

g.	Chairman of the board of directors consideration

Pursuant to an engagement agreement with one of its directors, who is a related party, Sindolor is obligated to pay a NIS 20, monthly fee, to the director. The engagement can be terminated at any time with a 30 days written notice. Starting January , 2011 the Company is obligated to the said engagement

NOTE 28 - SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments.

As of December 31, 2011, due to the sale of NextGen, the Group has one remaining segment of operations, Insulin pumps and related products.

D. MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 29 - EVENTS SUBSEQUENT TO DECEMBER 31, 2011:

a.
On January 15 and on January 30., 2012, under  shelf offering reports, the Company issued 1,495,000 shares on January 16 and 1,150,000 shares and 1,150,000 series 4 warrants on January 31 to the public in Israel for a total consideration of approximately NIS 5,397 and NIS 3,887 , respectively. These shares and warrants are not registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Each warrants is exercisable into one ordinary share of NIS 0.32 of the Company, at an exercise price equal to NIS 4.00, for a period of 42 months from the date that it was issued.

b.	As to the Company's resolution from March 21, 2012, to enter immediately into a strategic restructuring of its operations – see note 1b.

c.
On March 13, 2012 the Company received a letter from The Nasdaq Stock Market LLC, indicating that based on the Company's closing bid price for the last thirty consecutive business days, the Company is not in compliance with the $1.00 minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2). The notification letter has no immediate effect on the listing or trading of the Company's ordinary shares on The Nasdaq Capital Market. Pursuant to Listing Rule 5810(c)(3)(A), the Company now has a period of one hundred and eighty calendar days from such letter, or until September 10, 2012, to regain compliance. Compliance can be achieved by meeting the standard of a minimum bid price of $1 per share for a minimum of ten consecutive business days at any time during the one hundred and eighty day period. The Company is currently looking at its options with respect to regaining such compliance.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D. MEDICAL INDUSTRIES LTD.

By:	/s/ Efraim Argaman
Name: Efraim Argaman
Title: Chief Executive Officer

Date: April 30, 2012

EXHIBIT INDEX

Number	Description	Method of Filing

1.1	Amended and Restated Articles of Association of the Company	Incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-3 (File No. 333-176645) filed with the Securities and Exchange Commission.
1.2	Memorandum of Association of the Company (translation from Hebrew).	Incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-3 (File No. 333-176645) filed with the Securities and Exchange Commission.

1.3	Translation of Articles of Association of Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission

1.4	Translation of Articles of Association of Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

1.5	Translation of Articles of Association of G-Sense Ltd.	Incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

1.6	Translation of Articles of Association and Memorandum of Association of NextGen Biomed Ltd.	Incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

1.7	Translation of Articles of Association of Sindolor Holdings Ltd.	Incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

1.8	Translation of Articles of Association of Sindolor Medical Ltd.	Incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.1	Translation of Agreement, dated February 6, 2005, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and Avraham Shkalim and an amendment, dated February 14, 2005.	Incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.2	Translation of Agreement, dated April, 2005, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and a company under incorporation by D. Medical Industries Ltd. (G-Sense Ltd.).	Incorporated by reference to Exhibit 2.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.3
Translation of Agreement, dated January, 2008, by and between D. Medical Industries Ltd., Spring Health Solutions Ltd. and a company under incorporation by D. Medical Industries Ltd. (Spring-Set Health Solutions Ltd.).
Incorporated by reference to Exhibit 2.3 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.4	Translation of Agreement, dated May 3, 2007, by and between Sindolor Medical Ltd. (previously known as Mazcold Ltd.) and I. Rauch and Co.Financial Consultants Ltd.	Incorporated by reference to Exhibit 2.4 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.5	Translation of Allotment Agreement, dated August 27, 2009, by and between Sela Group.com Ltd. and D-Medical Industries Ltd.	Incorporated by reference to Exhibit 2.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.6	Translation of Agreement, dated August 27, 2009, by and between D-Medical Industries Ltd., Menashe Geisler Investments Ltd. and Trend Hadar Investments Ltd.	Incorporated by reference to Exhibit 2.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission

4.7	Distribution Agreement, dated January 24, 2010, by and between Spring Health Solutions Ltd. and Aesores en Tecnologies Medica Especializada.	Incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.8	Strategic Marketing & Cooperation Agreement, dated April 23, 2010, by and between Spring Health Solutions Ltd. and China National Pharmaceutical Foreign Trade Corp.	Incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.9	Translation of Voting Agreement, dated November 23, 2004, and Agreement, dated January 21, 2007, by and between Gal Erez, Meni Mor, Eyal Sheratzky and Zeev Bronfeld	Incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.10	Translation of Independent Consultant Agreement, dated September 22, 2009, by and between D. Medical Industries Ltd. and Meni Mor.	Incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.11	Translation of Agreement, dated February 17, 2010, by and between M.B.R.T. Development and Investments Ltd. and Sindolor Medical Ltd.	Incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.12	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.13	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.14	Translation of Management Fee Agreement, dated February 17, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.15	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.16	Translation of Owners’ Loan Agreement, dated February 9, 2010, by and between D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.17	Translation of Loan Agreement, dated September 25, 2006, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.18	Translation of Loan Agreement, dated February 13, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.19	Translation of Loan Agreement, dated December 5, 2007, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.20	Translation of Loan Agreement, dated September 13, 2009, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.21	Translation of Loan Agreement, dated October 20, 2008, by and between D. Medical Industries Ltd. and Medx-Set Ltd.	Incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.22	Translation of Owners’ Loan Agreement, dated March 8, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.23	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and G-Sense Ltd.	Incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.24	Translation of Owners’ Loan Agreement, dated June 10, 2010, by and between D. Medical Industries Ltd. and Spring-Set Health Solutions Ltd.	Incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.25	Translation of Form of Share Conversion Agreement between D. Medical Industries Ltd. and each of Spring Health Solutions’ shareholders.	Incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.26	Translation of Lease Agreement, dated August 20, 2008, by and between Heshet Carmel Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.27	Translation of Convertible Loan Agreement, dated February 17, 2010, by and between Sindolor Medical Ltd. and Sela Group.com Ltd. (currently known as NextGen Biomed Ltd.).	Incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.28	Founders Agreement, dated March 31, 2002, among Avraham Shkalim, Zvi Rubinsrein, Yinon Dror and Technion Entrepreneurial Incubator Co. Ltd.	Incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.29	Translation of Owner’s Loan Agreement, dated July 14, 2010, by and among D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.30	D. Medical Share Option Plan.	Incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.33	Spring Health Solutions Share Option Plan.	Incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.34	Sindolor Medical Share Option Plan.	Incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.35	NextGen Share Option Plan.	Incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-167079) filed with the Securities and Exchange Commission.

4.35	Underwriting Agreement by and between D. Medical Industries Ltd. and Rodman & Renshaw, LLC, dated August 4, 2010, including all exhibits and annexes thereto.	Incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F/A filed with the Securities and Exchange Commission on October 26, 2011.

4.36	Standby Equity Purchase Agreement dated April 17, 2011, between D. Medical and YA Global Investments L.P., including all exhibits and annexes thereto.	Incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F/A filed with the Securities and Exchange Commission on October 26, 2011.

4.37	Translation of Agreement, dated March 23, 2011, by and between M.B.R.T. Development and Investments Ltd. and D. Medical Industries Ltd.	Incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F/A filed with the Securities and Exchange Commission on October 26, 2011.

4.38	A summary of the Sale Agreement between D. Medical Industries Ltd. and Shai Sapir Investments Ltd., dated May 30, 2011.	Incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F filed with the Securities and Exchange Commission on June 13, 2011.

4.39	A Master Manufacturing Agreement between Spring Health Solutions Ltd., Spring-Set Health Solutions Ltd. and UPG (Suzhou) EPZ Co., Ltd., dated August 17, 2010.	Incorporated by reference to Exhibit 1 of our Form 6-K (File No. 001-34830) furnished to the Securities and Exchange Commission on August 19, 2010.
4.40	Translation of Owner’s Loan Agreement, dated December 14, 2011, by and among D. Medical Industries Ltd. and Spring Health Solutions Ltd.	Filed herewith.
4.41	Translation of Owner’s Loan Agreement, dated December 14, 2011, by and among D. Medical Industries Ltd. and Spring Set Health Solutions Ltd.	Filed herewith.
4.42	Translation of Owner’s Loan Agreement, dated December 14, 2011, by and among D. Medical Industries Ltd. and G-Sense Ltd.	Filed herewith.
8.1	List of Subsidiaries	Filed herewith.

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.

12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

15.1	Consent of Kesselman & Kesselman.	Filed herewith.